corporación geo, s.a. de c.v.



July 6th, 2005

U.S. Securities and Exchange Comm
Office of International Corporate Fina
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549



Re: Corporacion GEO, S.A de C.V. Exemption No. 82-3870

Dear Sirs:

Enclosed is a package of information submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Corporacion GEO, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-3870.

The information enclosed consists of the following:

(i) Summary of agreements established in the General Ordinary Shareholders Meeting 2005
(ii) Summary of agreements established in the General Extraordinary Shareholders Meeting 2005
(iii) Press Releases
(iv) Presentations for Investors
(v) Annual Report 2004
(vi) Annual Report 2004 (Circular Unica CNBV)
(vii) Code of Best Corporate Practices

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Sincerely,

Kenia Vargas
Investor Relations

corporación geo, s.a. de c.v.



July 6th, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549

Re: Corporacion GEO, S.A de C.V. Exemption No. 82-3870

Dear Sirs:

Enclosed is a package of information submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Corporacion GEO, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-3870.

The information enclosed consists of the following:

(i) Summary of agreements established in the General Ordinary Shareholders Meeting 2005
(ii) Summary of agreements established in the General Extraordinary Shareholders Meeting 2005
(iii) Press Releases
(iv) Presentations for Investors
(v) Annual Report 2004
(vi) Annual Report 2004 (Circular Unica CNBV)
(vii) Code of Best Corporate Practices

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Sincerely,

Kenia Vargas
Investor Relations

RESUMEN DE ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS CORPORACION GEO, S.A. DE C.V. CELEBRADA EL 22 DE ABRIL DE 2005.

Respecto del **primer punto** del Orden del Día se tuvo por presentado el informe anual a que se refiere el artículo 172 de la Ley General de Sociedades Mercantiles, relativo al ejercicio social, correspondiente a 2004, así como el informe del Comité de Auditoria a que se refiere el artículo 14 Bis 3 fracción V, inciso A) de la Ley del Mercado de Valores.

En cuanto al **segundo punto** del Orden del Día, por mayoría de votos, se adoptaron las siguientes

RESOLUCIONES

"1. Se tiene por rendido el informe del Comisario en relación con el informe anual que contiene los estados financieros de la sociedad por el ejercicio social terminado al 31 de diciembre de 2004."

"2.- Se aprueba el informe anual a que se refiere el artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social terminado el 31 de diciembre de 2004, incluyendo los estados financieros de la sociedad por dicho ejercicio."

"3.- Se tiene por presentado el informe correspondiente del Comité de Auditoría."

En relación con el **tercer punto** de la Orden del Día se aprobaron y ratificaron las operaciones de la sociedad, así como todos y cada uno de los actos realizados por los miembros del Consejo de Administración de la misma, durante el ejercicio social terminado el 31 de diciembre de 2004.

En cuanto al **cuarto punto** del Orden del Día, se resolvió separar la cantidad de $24’946,104.00 (veinticuatro millones novecientos cuarenta y seis mil ciento cuatro pesos, 00/100 moneda nacional) para constituir el fondo de reserva legal y el remanente, es decir la suma de $777’882,431.00 (setecientos setenta y siete millones ochocientos ochenta y dos mil cuatrocientos treinta y un pesos 00/100 moneda nacional) aplicarlo a la cuenta de “Utilidades pendientes por aplicar.

En desahogo del **quinto punto** del Orden del Día, se aprobó destinar para el ejercicio 2005, hasta $500´000,000.00 (quinientos millones de pesos 00/100 M.N.) para el fondo de reserva para la compra de acciones propias, emitidas por la Sociedad, y que el monto del Capital Social que podrá afectarse por la aplicación de esta reserva fuera tanto como equivalga al número de acciones que en su caso, se adquieran.

Respecto del **sexto punto** del Orden del Día por mayoría de votos de los accionistas presentes o representados, se adoptaron las siguientes

R E S O L U C I O N E S

"1.- A partir de la fecha de la presente Asamblea, el Consejo de Administración de la sociedad quedará integrado de la siguiente manera:

CONSEJEROS PROPIETARIOS	CARGO
Luis Orvañanos Lascurain	Presidente
Carlos García-Vélez y Cortázar	
Emilio Cuenca Friederichsen	
Miguel Gómez-Mont Urueta	
Francisco Arellano Benitez	
Víctor Segura Gómez	
Salvador Villaseñor Arai	
José Carral Escalante	Independiente
José Manuel Agudo Roldan	
Julio Alfonso Millán Bojalil	Independiente
Gilberto Pérezalonso Cifuentes	Independiente
Alfredo Achar Tussie	Independiente
Roberto Ordorica Barrera	
Javier Macaya López Mancisidor	Independiente

"2.- Se ratifica como Secretario de la sociedad al Sr. Tomás Lozano Molina".

"3.- Se ratifica como Pro-secretario de la sociedad a María Eugenia Fernández-Bustelo Ríos."

"4.- Se ratifica el nombramiento del Sr. Joaquín Gómez Alvarez como Comisario de la sociedad."

"5.- Se designa al Sr. Javier Labrador Goyeneche como Comisario suplente de la sociedad."

En cuanto al **punto siete** del Orden del Día por mayoría de votos, se adoptaron las siguientes

RESOLUCIONES

"1. Se aprueba el pago de un emolumento a los miembros del Consejo de Administración, Comisarios propietario y suplente, Secretario y Pro Secretario de la sociedad, por su asistencia a cada una de las Sesiones del Consejo de Administración de Corporación Geo, S.A. de C.V., por la cantidad que resulte de restar a la misma la retención fiscal respectiva y que da por resultado el valor de mercado de 300 acciones de Corporación Geo, S.A. de C.V. a la fecha de la celebración de cada una de dichas sesiones."

"2. Se aprueba el pago de un emolumento a los miembros de los Comités formados por el Consejo de Administración, por su asistencia a cada una de las Sesiones del Comité al que pertenezcan, de la siguiente manera:

a. A los Presidentes de cada uno de los Comités, la cantidad que resulte de restar a la misma la retención fiscal respectiva y que da por resultado el valor de mercado de 900 acciones de Corporación Geo, S.A. de C.V. a la fecha de la celebración de cada una de dichas sesiones; y

b. A los demás integrantes de los Comités, siempre que se trate de Consejeros que no ocupen ningún cargo dentro de la sociedad, y al Comisario, la cantidad que resulte de restar a la misma la retención fiscal respectiva y que da por resultado el valor de mercado de 600 acciones de Corporación Geo, S.A. de C.V. a la fecha de la celebración de cada una de dichas sesiones."

"3. Se aprueba la suscripción de un convenio de indemnización con cada uno de los miembros del Consejo de Administración en los términos del documento que ha sido presentado a esta Asamblea y que se anexa al expediente del acta de esta Asamblea, debidamente rubricado por el Secretario y el Presidente de la misma".

Por último, respecto del **octavo punto** del Orden del Día se designaron delegados a los Señores Luis Orvañanos Lascurain, Salvador Villaseñor Arai, Víctor Segura Gómez y María Eugenia Fernández Bustelo Ríos, para que, en caso de considerarlo conveniente y/o necesario, conjunta o separadamente, cualquiera de ellos, en forma enunciativa y no limitativa realicen los siguientes actos: a) Expidan las certificaciones del Acta de la presente Asamblea que en lo general o en lo conducente, se requieran; b) Comparezcan ante el Notario Público de su elección y ante él, realicen todos los actos y firmen todos los documentos que se requieran o fueren necesarios a efecto de formalizar y protocolizar los acuerdos tomados por esta Asamblea o la parte relativa que estime conveniente, así como inscribir en el Registro Público del domicilio de la Sociedad el Testimonio de la Escritura correspondiente o designe a la persona que lo lleve a cabo, y c) En general para que lleven a cabo, por sí o por la persona que designen, cuantos actos sean

necesarios para dar cumplimiento como proceda a las resoluciones adoptadas por la Asamblea.

RESUMEN DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CORPORACION GEO, S.A. DE C.V. CELEBRADA EL 22 DE ABRIL DE 2005.

En relación con el primer punto del Orden del Día, se adoptaron las siguientes:

RESOLUCIONES

"1. Se reforman íntegramente los estatutos de la sociedad para quedar redactados de la siguiente manera:

ESTATUTOS SOCIALES

CAPITULO PRIMERO
DE LA DENOMINACIÓN, DOMICILIO, OBJETO, DURACIÓN Y NACIONALIDAD

ARTÍCULO PRIMERO.- DENOMINACIÓN.- La Sociedad se denomina "CORPORACIÓN GEO" debiendo ir siempre seguida de las palabras "SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE", o de su abreviatura" S.A. de C.V."

ARTÍCULO SEGUNDO.- DOMICILIO.- El domicilio de la Sociedad es la Ciudad de México, Distrito Federal; pudiendo establecer oficinas, agencias o sucursales en cualquier otro lugar de la República Mexicana o en el extranjero. El señalamiento de domicilios convencionales no supondrá, de manera alguna, el cambio de domicilio social.

ARTÍCULO TERCERO.- OBJETO.- La Sociedad tiene por objeto:

A) Promover, constituir, organizar, explotar y tomar participación en el capital y patrimonio de todo género de sociedades mercantiles, civiles, asociaciones o empresas industriales, comerciales, de servicios o de cualquier otra índole, tanto nacionales como extranjeras, así como participar en su administración o liquidación.

B) Adquirir, enajenar y en general negociar con todo tipo de acciones, partes sociales y títulos valor emitidos por sociedades mexicanas y/o extranjeras.

C) Prestar, contratar y recibir toda clase de servicios técnicos, consultivos y de asesoría y celebrar contratos o convenios para la realización de estos fines.

D) Celebrar todo tipo de convenios con el Gobierno Federal o los gobiernos locales o con entidades públicas o privadas, personas físicas o morales, nacionales o extranjeras.

E) Emitir, suscribir, aceptar, endosar y avalar títulos de crédito, valores mobiliarios y otros documentos que la Ley permita, con la intervención, en su caso, de las personas o instituciones nacionales o extranjeras que en cada caso sean requeridas de acuerdo con la Ley.

F) Adquirir, construir, enajenar, arrendar, subarrendar, y otorgar el uso, goce, disposición o en general la explotación de toda clase de bienes muebles o inmuebles, incluyendo sus partes o accesorios.

G) Proporcionar o recibir toda clase de asistencia o servicios técnicos profesionales.

H) Obtener todo tipo de préstamos otorgando garantías específicas, emitir obligaciones y pagarés, aceptar, girar, endosar o avalar toda clase de títulos de crédito y otros documentos que amparen derechos de crédito y otorgar fianzas o garantías de cualquier clase, respecto de las obligaciones contraídas por la Sociedad o de los títulos emitidos o aceptados por sociedades de las cuales la Sociedad sea la titular de la mayoría de las acciones o partes sociales.

I) Registrar, comprar, arrendar, ceder, renovar, comprobar el uso y disponer de marcas, patentes, certificados de invención, nombres comerciales, dibujos industriales, avisos comerciales, registros de modelos, derechos de autor, invenciones y procesos.

J) Establecer, arrendar, operar y poseer plantas, talleres, bodegas, instalaciones, oficinas y agencias en México o en el extranjero.

K) Otorgar garantías en cualquier forma permitida por la Ley, en relación con obligaciones contraídas por la Sociedad o por sociedades en las cuales la Sociedad sea titular de la mayoría de las acciones o partes sociales, así como fungir como fiador y obligado solidario.

L) Financiar operaciones a sus empresas subsidiarias, otorgándoles créditos de cualquier tipo, con o sin garantía, siempre y cuando no se trate de operaciones autorizadas en forma exclusiva a las Instituciones de Crédito.

M) La representación como agente, comisionista, consignataria, intermediario, factor, mediador o representante en la República Mexicana o en el extranjero de empresas industriales o comerciales o de servicio, ya sean nacionales o extranjeras, pudiendo gestionar créditos, dar o tomar dinero en préstamo con o sin garantía entre la Sociedad y sus subsidiarias o filiales.

N) Celebrar directamente o a través de terceros la compraventa y arrendamiento de derechos derivados de operaciones de fideicomisos, aunque estas actividades se efectúen dentro o fuera de la República Mexicana.

Ñ) En general, realizar todo género de actos, contratos y convenios, así como operaciones de cualquier naturaleza en los términos de la Ley.

ARTÍCULO CUARTO.- DURACIÓN.- La duración de la Sociedad será indefinida.

ARTÍCULO QUINTO.- NACIONALIDAD.-

A) La Sociedad es mexicana y se constituye y operará conforme a las Leyes de los Estados Unidos Mexicanos. Los accionistas podrán ser mexicanos o de cualquier otra nacionalidad.

B) Los accionistas extranjeros actuales o futuros de la Sociedad, se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto a las acciones de esta Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de que sea titular o bien de los derechos y obligaciones que deriven de los contratos en que sea parte esta Sociedad con las autoridades mexicanas, y a no invocar por lo mismo, la protección de su gobierno, bajo la pena, en caso contrario, de perder en beneficio de la Nación Mexicana las acciones emitidas por esta Sociedad que hubiese adquirido

CAPITULO SEGUNDO
CAPITAL SOCIAL, MODIFICACIONES AL CAPITAL Y ACCIONES

ARTICULO SEXTO.- CAPITAL SOCIAL.- El Capital Social es Variable.

El Capital Social Mínimo Fijo no sujeto a retiro, es la suma de $124'730,519.00 (Ciento veinticuatro millones setecientos treinta mil quinientos diecinueve pesos, moneda nacional,) representado por 555'396,540 (Quinientas cincuenta y cinco millones trescientas noventa y seis mil quinientas cuarenta) acciones ordinarias, nominativas, sin expresión de valor nominal.

Del capital social se encuentra pagado la cantidad de $119'636,438.00 (ciento diecinueve millones seiscientos treinta y seis mil cuatrocientos treinta y ocho pesos 00/100 Moneda Nacional); el resto corresponde al capital destinado a hacer frente a la emisión de obligaciones quirografarias necesariamente convertibles en Acciones.

El Consejo de Administración queda facultado para hacer constar el importe del capital social pagado como resultado de la conversión de obligaciones quirografarias convertibles en Acciones.

Las acciones representativas del Capital Social estarán divididas como sigue:

A) La Serie "B" representará el Capital Mínimo Fijo sin derecho de retiro y estará integrada por acciones comunes, ordinarias con pleno derecho de voto, mismas que podrán ser adquiridas por inversionistas mexicanos o extranjeros.

B) La Serie "C" representará el Capital Variable y estará integrada por acciones comunes, ordinarias, nominativas, con pleno derecho de voto, sin expresión de valor nominal, mismas que podrán ser adquiridas por inversionistas mexicanos o extranjeros.

C) Si así lo determina la Asamblea de Accionistas, previa autorización de la Comisión Nacional Bancaria y de Valores, se podrán emitir acciones Serie "L", preferentes o de voto limitado con las modalidades y características que determine la misma Asamblea, en el entendido de que serán de libre suscripción y en ningún momento representarán más del 25% (veinticinco por ciento) del Capital Social que se coloque entre el público inversionista, del total de acciones que se encuentren colocadas en el mismo, a menos que la Comisión Nacional Bancaria y de Valores autorice la ampliación de dicho porcentaje cuando el mismo esté representado por acciones sin derecho a voto, con la limitante de otros derechos corporativos o por acciones de voto restringido, que sean convertibles en acciones ordinarias en un plazo no mayor a 5 años, contado a partir de su colocación.

La Asamblea General de Accionistas podrá resolver la emisión de acciones especiales para su adquisición por personas que presten sus servicios a la Sociedad y sus subsidiarias o filiales.

ARTÍCULO SÉPTIMO.- AUMENTOS DE CAPITAL SOCIAL.- Con excepción de los aumentos del Capital Social derivados de la colocación de Acciones de Tesorería a que se refiere el Artículo Décimo Segundo de los presentes Estatutos, todo aumento de Capital Social de la Sociedad se efectuará por resolución de la Asamblea General de Accionistas, conforme a las siguientes reglas:

(i) Tratándose del aumento del Capital Mínimo Fijo no sujeto a retiro, la resolución será tomada por la Asamblea General Extraordinaria de Accionistas, la cual también acordará la reforma del Artículo Sexto de estos Estatutos Sociales.

(ii) Si el aumento fuera de la parte variable del Capital de la Sociedad, dicho aumento podrá ser acordado por Asamblea General Ordinaria de Accionistas, sin necesidad de reformar los Estatutos Sociales.

(iii) En ningún caso, se podrán decretar aumentos de capital sin que antes se hubieran íntegramente suscrito y pagado las acciones que representen el aumento anterior aprobado.

(iv) Los aumentos de Capital podrán efectuarse mediante capitalización de cuentas del capital contable a que se refiere el Artículo 116 (ciento dieciséis) de la Ley General de Sociedades Mercantiles, o mediante pago en efectivo o en especie, o por capitalización de pasivos o aportaciones realizadas por accionistas o terceros con anterioridad. En los aumentos por capitalización de cuentas del capital contable, todas las acciones tendrán derecho a la parte proporcional que les corresponda de las acciones que se emitan para amparar el aumento, salvo que el mismo se efectúe sin emisión de nuevas acciones, ya que los títulos que las representan no expresan valor nominal.

(v) El acta que contenga el aumento de capital en su parte fija o variable deberá protocolizarse ante notario público.

Las Acciones que se emitan para representar los aumentos del Capital Social y que por resolución de la Asamblea que decrete su emisión deban quedar depositadas en la Tesorería de la Sociedad para entregarse a medida que vaya realizándose su suscripción, podrán ser ofrecidas para suscripción y pago por el Consejo de Administración, de acuerdo con el Artículo Noveno de estos Estatutos Sociales.

La Asamblea General de Accionistas que decrete el aumento de Capital Social determinará igualmente los términos y condiciones para llevarlo a cabo.

ARTÍCULO OCTAVO.- EMISIÓN DE ACCIONES PARA SU OFERTA PÚBLICA.- Previa autorización expresa de la Comisión Nacional Bancaria y de Valores, la Sociedad podrá emitir Acciones no suscritas para su colocación entre el público inversionista, siempre que se mantengan en custodia en una institución para el depósito de valores y se cumplan las condiciones previstas al efecto por el Artículo 81 (ochenta y uno) de la Ley del Mercado de Valores.

En la Asamblea General Extraordinaria de Accionistas en la que se decrete la emisión de Acciones no suscritas, deberá hacerse renuncia expresa al derecho de preferencia a que se refiere el Artículo 132 (ciento treinta y dos) de la Ley General de Sociedades Mercantiles.

Habiendo quórum en los términos de los Estatutos Sociales, el acuerdo que se tome producirá todos sus efectos, inclusive respecto de los accionistas que no hayan asistido a la Asamblea, por lo que la Sociedad quedará en libertad de colocar Acciones entre el público inversionista, sin necesidad de hacer la publicación a que se refiere el Artículo mencionado en el párrafo anterior. Cuando una minoría que represente cuando menos el 25% (veinticinco por ciento) del Capital Social representado por Acciones con derecho de voto, vote en contra de la emisión de acciones no suscritas, dicha emisión no podrá llevarse a cabo.

En la convocatoria para la Asamblea General Extraordinaria de Accionistas que se reúna para resolver sobre emisión de Acciones para su oferta pública, se deberá hacer notar expresamente que se reúne para los fines precisados en el Artículo 81 (ochenta y uno) de la Ley del Mercado de Valores, haciendo mención especial de lo establecido en la Fracción X de este mismo Artículo.

Cualquier accionista que vote en contra de las resoluciones correspondientes durante la Asamblea referida, tendrá derecho a exigir de la Sociedad la colocación de sus acciones, al mismo precio en el que se ofrezcan al público las acciones materia de la emisión. En todo caso, dichos accionistas deberán pagar las comisiones que correspondan a los agentes colocadores y suscribirán los contratos que se requieran para lograr la colocación. La Sociedad tendrá obligación de colocar en primer lugar las acciones pertenecientes a los accionistas inconformes.

ARTÍCULO NOVENO.- DERECHO DE PREFERENCIA.- En los aumentos de Capital por pago en efectivo, los accionistas tendrán preferencia para suscribir las nuevas acciones que se emitan para representar el aumento, en proporción al número de acciones de que sean titulares dentro de la respectiva Serie al momento de decretarse el aumento de que se trate. Este derecho deberá

ejercitarse dentro del plazo que para tal efecto establezca la Asamblea que decrete el aumento, el cual en ningún caso podrá ser inferior a 15 (quince) días naturales contados a partir de la fecha de publicación del aviso correspondiente en la Gaceta Oficial del domicilio social.

En caso de que después de la expiración del plazo durante el cual los accionistas debieran de ejercitar el derecho de preferencia que se les otorga en este Artículo, aún quedasen sin suscribir algunas acciones, éstas podrán ser ofrecidas para su suscripción y pago, en las condiciones y plazos que determine la propia Asamblea que hubiese decretado el aumento del Capital, o en los términos en que disponga el Consejo de Administración o los Delegados designados por la Asamblea a dicho efecto.

Los accionistas no gozarán del derecho de preferencia a que se hace mención en los párrafos anteriores cuando se trate de: (i) la fusión de la Sociedad, (ii) la conversión de obligaciones, (iii) la oferta pública en los términos de lo previsto por el Artículo 81 (ochenta y uno) de la Ley del Mercado de Valores y el Artículo Octavo de estos Estatutos Sociales, (iv) el aumento del Capital Social mediante el pago en especie de las acciones que se emitan o mediante la cancelación de pasivos a cargo de la sociedad, y (v) la colocación de acciones adquiridas por la Sociedad de conformidad con lo dispuesto por el Artículo Décimo Segundo de estos Estatutos Sociales.

ARTÍCULO DÉCIMO.- DISMINUCIONES DE CAPITAL SOCIAL.- Con excepción de las disminuciones del Capital Social derivadas de la adquisición de Acciones propias a que se refiere el Artículo Décimo Segundo de estos Estatutos Sociales, el Capital Social podrá ser disminuido por acuerdo de la Asamblea General Ordinaria o Extraordinaria de Accionistas, según sea el caso, conforme a lo previsto en este Artículo.

A) Toda reducción del Capital Social por absorción de pérdidas, se efectuará previa resolución de la Asamblea General de Accionistas, aplicando el importe de la reducción a todas las acciones en la proporción que corresponda, pero en ningún caso podrá reducirse el Capital Social a una cantidad inferior a la establecida en la Ley General de Sociedades Mercantiles.

B) Las reducciones al Capital Social que afecten el Capital Mínimo Fijo no sujeto a retiro, deberán ser aprobadas por la Asamblea General Extraordinaria de Accionistas.

C) Las reducciones al Capital Social que afecten la parte variable del Capital Social, requerirán la aprobación de la Asamblea General Ordinaria de Accionistas.

D) En caso de reducción del Capital Social, mediante reembolso a los accionistas, se aplicará a todos ellos en la proporción que corresponda, excepto en el supuesto de que un accionista propietario de acciones representativas de la parte variable ejercite su derecho a retirar parcial o totalmente su aportación, en los términos previstos en este mismo Artículo.

E) Los acuerdos de la Asamblea General Extraordinaria de Accionistas que apruebe reducir el Capital Mínimo Fijo no sujeto a retiro por reembolso a los accionistas o liberación concedida a éstos de exhibiciones no realizadas, se publicarán en la Gaceta Oficial del domicilio social, en los términos que establece el Artículo 9º (Noveno) de la Ley General de Sociedades Mercantiles.

F) En todo caso, el Capital Social deberá reducirse en forma tal que las Acciones de la Serie "L", en su caso no excedan de los porcentajes máximos que se establecen en el Artículo Sexto de estos Estatutos.

G) Las disminuciones de Capital Social para absorber pérdidas se efectuarán proporcionalmente entre los accionistas, sin que sea necesario cancelar acciones, en virtud de que los títulos que las representan no expresan valor nominal, salvo que la Asamblea de Accionistas resuelva lo contrario.

H) El acta que contenga la reducción de capital en su parte fija o variable deberá protocolizarse ante notario público.

ARTÍCULO DÉCIMO PRIMERO.- <u>*REEMBOLSO EN RETIRO*</u>.- El ejercicio del derecho de retiro parcial o total de las aportaciones de los accionistas, notificado fehacientemente a la Sociedad, se realizará conforme a lo dispuesto por los Artículos 220 (doscientos veinte) y 221 (doscientos veintiuno) de la Ley General de Sociedades Mercantiles, sujetándose a la modalidad de que el reembolso correspondiente se pagará conforme al valor que resulte más bajo de los dos siguientes:

(i) El 95% (noventa y cinco por ciento) del valor de cotización en la Bolsa de Valores, obtenido del precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos 30 (treinta) días en que se hubieran negociado las acciones de la Sociedad, previos a la fecha en que el retiro deba surtir efectos, durante un período que no podrá ser superior a 6 meses, o bien;

(ii) El valor contable de las acciones, de acuerdo al balance general correspondiente al cierre del ejercicio inmediato anterior a aquel en que la separación debe surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

En caso de que el número de días en que se hayan negociado las acciones durante el período señalado en el párrafo anterior sea inferior a 30, se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho período, se tomará el valor contable de las acciones.

El pago del reembolso se hará exigible a la Sociedad a partir del día hábil siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que hubiere aprobado el balance general correspondiente al ejercicio en que el retiro debe surtir sus efectos.

Las solicitudes de retiro que formulen los accionistas se atenderán por la Sociedad en el orden en que se presenten.

ARTÍCULO DÉCIMO SEGUNDO.- ADQUISICIÓN DE ACCIONES PROPIAS.- De conformidad con la Ley del Mercado de Valores y las Disposiciones de carácter general que dicte la Comisión Nacional Bancaria y de Valores, la Sociedad podrá adquirir acciones representativas de su Capital Social a través de las bolsas de valores, al precio corriente en el mercado sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la Ley General de Sociedades Mercantiles, siempre que la compra se realice con cargo al Capital Contable en tanto pertenezcan dichas acciones a la propia Sociedad o, en su caso, al Capital Social en el evento de que se resuelva convertirlas en acciones de Tesorería, en cuyo supuesto no se requerirá de resolución de Asamblea de Accionistas.

La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. Por su parte el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias.

En tanto pertenezcan las acciones a la Sociedad, no podrán ser representadas en Asamblea de Accionistas de cualquier clase.

Las acciones propias que pertenezcan a la Sociedad, o en su caso, las acciones de Tesorería a que se refiere este Artículo, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el público inversionista, sin que para este último caso, el aumento de capital social correspondiente requiera resolución de Asamblea de Accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

En ningún caso las operaciones de adquisición y colocación de acciones propias podrán dar lugar a que se excedan los porcentajes autorizados conforme a la fracción segunda del Artículo 14 Bis-3 de la Ley del Mercado de Valores, tratándose de acciones distintas a las ordinarias, ni a que se incumplan los requisitos de mantenimiento de la inscripción en el listado de valores de la bolsa en que coticen.

ARTÍCULO DÉCIMO TERCERO.- AMORTIZACIONES DE ACCIONES CON UTILIDADES REPARTIBLES.- La Asamblea General Extraordinaria podrá resolver la amortización de acciones con utilidades repartibles sin disminuir el Capital Social, cumpliendo lo previsto por el Artículo 136 (ciento treinta y seis) de la Ley General de Sociedades Mercantiles. La amortización se llevará a cabo, a elección de la Asamblea General Extraordinaria:

1. De manera proporcional entre todos los accionistas en tal forma que después de la amortización éstos tengan los mismos porcentajes respecto al Capital Social y participación accionaria que antes tenían.

2. En el caso de acciones que coticen en una bolsa de valores, mediante la adquisición de las propias acciones en la bolsa de que se trate, de acuerdo al sistema, precios, términos y demás condiciones que para ese efecto acuerde la asamblea correspondiente, la cual podrá delegar esa facultad en el Consejo de Administración o en delegados especiales.

3. En ningún caso se podrán amortizar acciones de forma tal que las acciones de la Serie "L" excedan los porcentajes máximos que se establecen en estos Estatutos Sociales.

Las acciones amortizadas quedarán anuladas y los títulos correspondientes deberán cancelarse.

ARTÍCULO DÉCIMO CUARTO .- CANCELACIÓN DE ACCIONES EN EL REGISTRO NACIONAL DE VALORES.- En el caso de la cancelación de la inscripción de las acciones en la Sección de Valores del Registro Nacional de Valores, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores, en términos de la Ley, los accionistas que sean titulares de la mayoría de las acciones ordinarias o tengan la posibilidad de imponer decisiones en las asambleas generales de accionistas o de nombrar a la mayoría de los miembros del Consejo de Administración de la Sociedad (en adelante los Accionistas Mayoritarios), deberán realizar una oferta pública de compra, previamente a la cancelación.

La oferta pública de compra a que se refiere el párrafo anterior deberá realizarse cuando menos al precio que resulte mayor entre el valor de cotización de bolsa, mismo que será el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos 30 (treinta) días en que hubieran negociado las acciones de la Sociedad, previos a la fecha de oferta durante un período que no podrá ser superior a 6 meses y el valor contable de la acción de acuerdo al último reporte trimestral, presentado a la Comisión Nacional Bancaria y de Valores y a la Bolsa Mexicana de Valores, S.A. de C.V., también antes de la oferta, excepto cuando dicho valor se haya modificado de conformidad con criterios aplicables a la determinación de información revelante, en cuyo caso, deberá considerar la información financiera más reciente con que cuente la Sociedad.

En caso de que la oferta comprenda más de una serie accionaria, el promedio a que se hace referencia en el párrafo que antecede, deberá realizarse por cada una de las series que se pretenda cancelar, debiendo tomarse como valor de cotización para la oferta pública de todas las series, el promedio que resulte mayor.

En caso de que el número de días en que se hayan negociado las acciones durante el período señalado, sea inferior a 30, se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho período, se tomará el valor contable de las acciones.

El Consejo de Administración de la Sociedad, dentro de los 5 días hábiles previos al día de inicio de la oferta, deberá dar a conocer su opinión, respecto a la justificación del precio de la oferta pública de compra, en la que tomará en cuenta los intereses de los accionistas minoritarios a fin de cumplir con lo dispuesto en el artículo 16, segundo párrafo de la Ley del Mercado de Valores y la opinión del Comité de Auditoria, la que en el evento de que sea contraria, deberá divulgarse. En caso de que el Consejo de Administración se encuentre frente a situaciones que puedan generarle conflicto de interés, la opinión de dicho Consejo deberá estar acompañada de otra emitida por un experto independiente seleccionado por el Comité de Auditoria, en la que se haga especial énfasis en la salvaguarda de los derechos de los accionistas minoritarios de la sociedad.

Los accionistas obligados a realizar la oferta pública, podrán solicitar a la Comisión Nacional Bancaria y de Valores les autorice, considerando la situación financiera y perspectivas de la Sociedad, utilizar una base distinta para la determinación del precio de la oferta pública de compra en los términos de este artículo, siempre que presenten el acuerdo del Consejo de Administración, previa opinión favorable del Comité de Auditoria, en la que se contengan los motivos por los cuales se estima justificado establecer un precio distinto, acompañado de un informe de un experto

independiente que haga especial énfasis en que el precio es consistente con el artículo 16 de la Ley del Mercado de Valores.

Los Accionistas Mayoritarios no quedarán obligados a llevar a cabo la oferta pública mencionada, si se acredita el consentimiento de los accionistas que representen cuando menos el 95% de capital social de la sociedad de que se trate mediante acuerdo de asamblea y que el monto a ofrecer por las acciones colocadas entre el gran público inversionista conforme a lo establecido en esta fracción sea menor a 300,000 unidades de inversión.

En el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción de las acciones en el Registro Nacional de Valores de los Accionistas Mayoritarios no logren adquirir el cien por ciento del capital social pagado, deberán afectar en un fideicomiso por un periodo mínimo de seis meses los recursos necesarios para el exclusivo fin de comprar al mismo precio de la oferta, las acciones de los inversionistas que no acudieron a dicha oferta.

ARTICULO DÉCIMO QUINTO.- TRANSMISIÓN DE ACCIONES.- La propiedad de los Títulos de las Acciones se transmitirá mediante el endoso del Título respectivo o por cualquier otro medio legal. La propiedad de las acciones y los traspasos sobre las mismas serán reconocidos por la Sociedad cuando hayan sido inscritos en el Libro de Registro de Acciones.

Todos los traspasos de acciones se considerarán incondicionales y sin reserva alguna, excepto en los siguientes casos:

a) Cuando una persona o grupo de personas pretenda adquirir o adquiera en una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un 10% (diez por ciento) o más de las acciones que representen el Capital Social, en un periodo no mayor a 12 (doce) meses, deberán informar al Consejo de Administración y al público inversionista de tal propósito o hecho y en cualquier caso la intención con que se realiza la inversión. En caso de que el accionista o grupo de accionistas modificare la intención relativa a su inversión en la Sociedad, deberá de informarlo de inmediato al Consejo de Administración y al público inversionista, indicando la nueva intención de las adquisiciones accionarias.

b) Cuando una persona o un grupo de personas propietarias del 30% (treinta por ciento) o más de las acciones emitidas y pagadas de la Sociedad, pretenda adquirir mediante una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un número de acciones equivalente al 5% (cinco por ciento) o sus múltiplos (esto es cinco, diez, quince, etc. por ciento) de Capital Social pagado adicional al porcentaje del que ya fuera propietario, deberá solicitar la autorización del

Consejo de Administración y avisarlo al público inversionista con cuando menos treinta días naturales, antes de la realización de cada operación. Dicho aviso deberá manifestar la intención con que se pretende realizar dicha inversión. El Consejo de Administración contará con un plazo no mayor a treinta días naturales a partir de que hubiere recibido la solicitud correspondiente para otorgar o negar la autorización que para adquirir acciones se refiere este inciso.

En el análisis que realice el Consejo de Administración para otorgar o negar la autorización correspondiente, deberá considerar, entre otros criterios:

i. La protección de la Sociedad, entendiendo por esto la salvaguarda y el cumplimiento de los compromisos que la Sociedad tiene en las diversas comunidades en que opera, incluyendo a los acreedores, proveedores, clientes y autoridades, con quienes está relacionada.

ii. La equidad con que en la operación se trata a todos los accionistas de la Sociedad, y la protección adecuada a los accionistas que integran el público inversionista.

El Consejo podrá negar la autorización en caso de que la operación en su concepto, no reúna los criterios antes señalados.

Si durante los treinta días naturales siguientes a la presentación al Consejo de la solicitud de compra, aparecieren otros interesados en adquirir las acciones, el Consejo de Administración podrá extender el periodo para otorgar o negar su autorización para permitir que se facilite un proceso de formación de precio competitivo y se mejore el valor de las ofertas.

Por valor se deberá entender todas las contraprestaciones que se ofrezcan para inducir la realización de la operación e incluirá necesariamente los pagos en efectivo y en especie, además de considerar los términos y condiciones de las ofertas.

El Consejo preferirá en todo caso recomendar aquella oferta que, reuniendo los criterios antes descritos, represente un mayor valor a los accionistas. En caso de que las ofertas contengan elementos diversos, el Consejo podrá contratar a expertos externos que le rindan opiniones contables, legales, financieras y de negocios, que versen sobre la razonabilidad, legalidad y conveniencia a los accionistas de las distintas ofertas y auxilie al Consejo a determinar aquella que represente un mayor valor.

En caso de duda el Consejo de Administración podrá convocar a la Asamblea de Accionistas para que resuelva respecto a la mejor oferta porque represente un mayor valor a los accionistas.

La Sociedad no considerará como dueño de las acciones, y por ende, no reconocerá como accionista, a aquellas personas que no hubieren cumplido los requisitos previstos en este artículo, y en consecuencia, le negará la inscripción en el Libro de Registro de Acciones.

c) Al momento en el que un grupo de accionistas mayoritarios (los Accionistas Mayoritarios) reciban una oferta de compra de sus acciones de un tercero de buena fe, deberán dar aviso (el "Aviso de Compra") a los demás accionistas (los Accionistas Minoritarios), mediante publicación en el Diario Oficial de la Federación y en uno de los periódicos de mayor circulación del domicilio de la sociedad, dentro de los diez días hábiles siguientes a la fecha en que reciban la oferta de compra, sujetándose, en su caso, a la normatividad vigente y a los términos y condiciones que, en su caso y para tal efecto determine la Comisión Nacional Bancaria y de Valores. El Aviso de Compra contendrá, en la forma más detallada posible, los términos y condiciones en que se llevará a cabo la posible venta (sin que en ningún caso se mencione el nombre del oferente con que se vaya a contratar), así como el derecho, más no la obligación de los Accionistas Minoritarios de participar en la venta de las acciones de la Sociedad.

Los Accionistas Minoritarios tendrán diez días hábiles contados a partir de la fecha de publicación del Aviso de Compra, para enviar al Presidente o al Secretario del Consejo de Administración de la Sociedad un aviso por escrito en el que harán saber si desean ejercer parcial o totalmente su derecho de participar en la posible venta de las acciones (el "Aviso de Participación") o, en su caso, que no tienen la intención de ejercer su derecho de participar en dicha venta. En caso de no recibir por parte de alguno de los Accionistas Minoritarios el Aviso de Participación dentro del plazo mencionado en el presente párrafo, se entenderá que no desean participar en la posible venta de las acciones.

Al momento en el que cualquiera de los Accionistas Minoritarios decidan participar en la venta de las acciones de acuerdo a lo que establece el segundo párrafo de esta sección, se entenderá que aceptan los mismos términos y condiciones, y se obligan a vender al mismo precio en el que se obligaron a vender los Accionistas Mayoritarios.

Una vez que el Presidente o el Secretario del Consejo de Administración de la Sociedad reciban el Aviso de Participación, los Accionistas Minoritarios deberán transferir parcial o totalmente sus acciones al tercero de buena fe, dentro del plazo que se establezca en el Aviso de Compra; obligándose a realizar cualquier trámite o gestión a fin de concluir la posible venta, incluyendo la firma del contrato respectivo.

Los gastos y honorarios derivados de la operación de venta se pagarán por los accionistas participantes en la misma proporción de las acciones que transfieran; en el entendido de que cada accionista participante se hará cargo, en su caso, de sus propios impuestos.

ARTÍCULO DÉCIMO SEXTO.- REGISTRO DE ACCIONES.- La Sociedad contará con un registro de acciones nominativas, en los términos del Artículo 128 (ciento veintiocho) de la Ley General de Sociedades Mercantiles, el que deberá ser llevado por la propia Sociedad, por una institución para el depósito de valores o por una institución de crédito, que actúen como agentes registradores por su cuenta y nombre, en el que se inscribirán todas las operaciones de suscripción, adquisición o transmisión de que sean objeto las acciones representativas del Capital Social, con expresión del suscriptor y del adquirente. Toda persona que adquiera una o más acciones asumirá todos los derechos y obligaciones de los cesionarios en relación con la Sociedad. La posesión de una o más acciones significa la aceptación por parte del tenedor de las disposiciones contenidas en los Estatutos Sociales de la Sociedad, en las reformas o modificaciones que se hagan a los mismos y de las resoluciones tomadas por las Asambleas Generales de Accionistas y por el Consejo de Administración, sin perjuicio del derecho de oposición y separación que se consigna en los Artículos del 200 (doscientos) al 206 (doscientos seis) de la Ley General de Sociedades Mercantiles y del derecho de denunciar irregularidades o exigir responsabilidades en relación con la administración de la Sociedad.

La Sociedad sólo reconocerá como accionista a aquellas personas que se encuentren inscritas en el Libro de Registro de Acciones. Sin embargo, tratándose de acciones destinadas a la oferta pública, bastará para su registro, la indicación de esta circunstancia y de la institución para el depósito de valores en la que se encuentre depositado el o los títulos que las representan, y en tal caso la Sociedad reconocerá como accionistas, también, a quienes acrediten dicho carácter con las constancias expedidas por la institución para el depósito de valores de que se trate, complementadas con el listado de titulares de las acciones correspondientes, formulados por quienes aparezcan como depositantes en las citadas constancias, en los términos del Artículo 78 (setenta y ocho) de la Ley del Mercado de Valores.

ARTÍCULO DÉCIMO SÉPTIMO.- REGISTRO DE VARIACIONES DE CAPITAL.- Con excepción de los movimientos del Capital Social derivados de la compra o venta de acciones propias que realice la Sociedad en los términos del Artículo Décimo Segundo de estos Estatutos, los aumentos y las disminuciones de capital deberán inscribirse en el Libro de Registro de Variaciones de Capital que deberá llevar la Sociedad.

ARTÍCULO DÉCIMO OCTAVO.- DERECHOS DE LOS ACCIONISTAS.- Dentro de su respectiva Serie cada acción conferirá iguales derechos y obligaciones a sus tenedores. La Sociedad podrá emitir acciones no suscritas, que conservará en Tesorería. Los suscriptores recibirán las constancias respectivas contra el pago total de su valor nominal y de las primas que, en su caso, fije la Sociedad.

En su caso, las acciones de la Serie "L" de voto limitado y otros derechos corporativos limitados, tendrán derecho a asistir y emitir un voto por acción, única y exclusivamente en las Asambleas Especiales de dicha Serie y en las Asambleas Generales Extraordinarias de Accionistas que se reúnan para tratar de los siguientes asuntos:

(i) Cancelación de la inscripción de las acciones de la Serie "L" en bolsas de valores nacionales o extranjeras en las que se encuentren registradas. No se considerarán bolsas los sistemas de cotización u otros mercado que no estén organizados como bolsas de valores conforme a la legislación del país de que se trate;

(ii) Prórroga de la duración de la Sociedad;

(iii) Transformación de la Sociedad en otra especie de sociedad. No se entiende que hay transformación por el cambio de la modalidad de capital fijo a variable y viceversa;

(iv) Fusión;

(v) Cambio de objeto de la Sociedad;

(vi) Escisión; y

(vii) Disolución y liquidación.

(viii) Cambio de nacionalidad de la Sociedad.

Los accionistas titulares de acciones de la Serie "L" no tendrán derecho de asistir a las Asambleas Generales de Accionistas diversas a las antes mencionadas.

Los accionistas titulares de acciones de la Serie "L" tendrán derecho a nombrar en una Asamblea Especial, por mayoría de votos, a dos Consejeros Propietarios. Toda minoría de titulares de acciones Serie "L" que representen un 10% (diez por ciento) del Capital Social, tendrá derecho a designar en la Asamblea Especial a un Consejero. En el supuesto de que la minoría citada realice la designación de un Consejero, el otro miembro del Consejo que corresponda a la Serie "L" será designado por mayoría de votos sin computar los votos que correspondan a los accionistas que hayan hecho la designación. La designación de Consejeros que realice la Asamblea Especial de Accionistas de la Serie "L" deberá ser notificada a la Asamblea General Ordinaria de Accionistas que se reúna para el nombramiento de los miembros del Consejo de Administración de la Sociedad. La revocación de los Consejeros que nombren los accionistas de la Serie "L" deberá ser aceptada previamente por dichos accionistas, reunidos en Asamblea Especial.

Sólo podrán revocarse los nombramientos de los Consejeros designados por los accionistas referidos en los párrafos inmediatos anteriores, cuando se revoque el de todos los demás Consejeros de la Sociedad.

ARTÍCULO DÉCIMO NOVENO.- *TÍTULOS Y CERTIFICADOS.-* Los certificados provisionales o los títulos definitivos de las acciones podrán amparar una o más acciones y serán firmados por dos miembros del Consejo de Administración, cuyas firmas podrán ser impresas ó en facsímil, en los términos de lo dispuesto por la fracción VIII (octava) del Artículo 125 (ciento veinticinco) de la Ley General de Sociedades Mercantiles. Conforme al Artículo 74 (setenta y cuatro) de la Ley del Mercado de Valores, la Sociedad podrá emitir un título único que cumpla con lo dispuesto en el artículo citado y en las disposiciones generales que emanen de la Ley del Mercado de Valores.

Dichos certificados o títulos deberán satisfacer los requisitos establecidos por el Artículo 125 (ciento veinticinco) de la Ley General de Sociedades Mercantiles y los títulos llevarán adheridos cupones numerados para el pago de dividendos y el ejercicio de otros derechos corporativos y pecuniarios, debiendo además contener en forma ostensible la estipulación a que se refiere el Artículo Quinto y una síntesis de los que consigna el Artículo Sexto ambos de estos Estatutos Sociales.

Los títulos de las acciones deberán expedirse dentro de un plazo no mayor de 90 (noventa) días naturales, contados a partir de la fecha en que se haya acordado su emisión o canje. Entre tanto se expiden los títulos definitivos, se emitirán certificados provisionales que serán siempre nominativos y que deberán canjearse en su oportunidad. por los títulos definitivos.

ARTÍCULO VIGÉSIMO.- *INVERSIÓN EN ACCIONES DE SOCIEDADES RELACIONADAS.-* Las sociedades en que esta Sociedad tenga la titularidad de la mayoría de las acciones o partes

sociales, no deberán directa o indirectamente invertir en acciones de esta Sociedad, ni de ninguna otra sociedad que sea accionista mayoritaria de la propia Sociedad, excepto en el caso de que tales sociedades adquieran acciones de ésta, para cumplir con opciones o planes de venta otorgados o diseñados, o que puedan otorgarse o diseñarse en favor de trabajadores o directivos de dichas sociedades o de esta Sociedad.

CAPITULO TERCERO
DE LAS ASAMBLEAS

ARTÍCULO VIGÉSIMO PRIMERO.- ASAMBLEAS DE ACCIONISTAS.- La Asamblea General de Accionistas es el órgano supremo de la Sociedad las Asambleas serán Ordinarias, Extraordinarias o Especiales. Las Asambleas Extraordinarias serán las que se reúnan para tratar cualquiera de los asuntos a que se refiere el Artículo 182 (ciento ochenta y dos) de la Ley General de Sociedades Mercantiles. Las Asambleas Especiales serán las que se reúnan para tratar asuntos que puedan afectar a una sola categoría de accionistas. Todas las demás Asambleas serán Ordinarias, debiéndose celebrar estas últimas por lo menos una vez al año dentro de los cuatro meses siguientes a la terminación del ejercicio social, cumpliendo, en su caso, con lo establecido en el Artículo 181 (ciento ochenta y uno) de la Ley General de Sociedades Mercantiles.

La Asamblea General Anual Ordinaria de Accionistas conocerá el informe a que se refiere el enunciado general del Artículo 172 (ciento setenta y dos) de la Ley General de Sociedades Mercantiles, correspondiente al ejercicio social inmediato anterior de la sociedad

Asimismo, la Asamblea General Ordinaria Anual de Accionistas conocerá el reporte anual elaborado por el Comité de Auditoria, mismo que debe ser presentado a dicha Asamblea de Accionistas por el Consejo de Administración de la Sociedad a través de cualquiera de sus delegados designados para tal efecto.

ARTÍCULO VIGÉSIMO SEGUNDO.- CONVOCATORIA PARA LAS ASAMBLEAS.- Las convocatorias para celebrar Asambleas de Accionistas deberán ser formuladas por el Consejo de Administración o por el Comisario. La Asamblea se reunirá también a petición de los accionistas en los términos del Artículo 185 (ciento ochenta y cinco) de la Ley General de Sociedades Mercantiles.

Las convocatorias para las Asambleas contendrán el orden del día y señalarán con exactitud el lugar, día y hora en que habrán de celebrarse, en la inteligencia de que deberán celebrarse en el domicilio social, salvo caso fortuito o de fuerza mayor. Deberán ser firmadas por la persona o

personas que las hagan, en el entendido de que si las hiciere el Consejo de Administración, tendrán que ser firmadas por el Presidente o el Secretario del mismo. En su caso, la convocatoria deberá contener lo previsto en el Artículo Octavo de estos Estatutos, para el caso de proposiciones sobre emisión de acciones para su oferta pública.

Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que representen cuando menos el 10% del Capital Social podrán solicitar se convoque a una Asamblea General de Accionistas en las cuales tengan derecho de asistencia, en los términos señalados en el Artículo 184 (ciento ochenta y cuatro) de la Ley General de Sociedades Mercantiles.

ARTÍCULO VIGÉSIMO TERCERO.- PUBLICACIÓN DE CONVOCATORIAS.- Las convocatorias para las Asambleas deberán publicarse en uno de los diarios de mayor circulación del domicilio social de la Sociedad, por lo menos con 15 (quince) días naturales de anticipación a la fecha señalada para la Asamblea. En la misma publicación de la convocatoria podrá incluirse la segunda convocatoria para que se celebre la asamblea respectiva en caso de no reunirse el quórum necesario en la primera convocatoria.

Desde el momento en que se publique la convocatoria para las Asambleas de Accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos relacionados con cada uno de los puntos establecidos en el Orden del Día.

ARTÍCULO VIGÉSIMO CUARTO.- DERECHO DE ASISTENCIA.- Para asistir a las Asambleas, los accionistas deberán estar inscritos en el Registro de Acciones de la Sociedad, debiendo obtener de la Secretaría de la misma, la correspondiente constancia para ingresar a la Asamblea, con una anticipación de por lo menos dos días al día y hora señalados para la celebración de la Asamblea.

Para obtener la constancia de ingreso a la Asamblea, los accionistas deberán depositar con la anticipación debida las acciones de que sean titulares en la Tesorería de la Sociedad o en cualquiera de las Instituciones que se señalen en la convocatoria correspondiente. Tratándose de acciones depositadas en una Institución para el Depósito de Valores, ésta deberá comunicar oportunamente a la Secretaría de la Sociedad el número de acciones que de cada uno de los depositantes mantiene en dicha Institución, indicando si el depósito se ha hecho por cuenta propia o ajena, debiendo esta constancia complementarse con el listado de nombres que los depositantes formulen y entreguen a la Secretaría de la Sociedad para obtener la constancia de ingreso.

Los accionistas podrán ser representados en las asambleas por la persona o personas que designen por carta poder firmada ante dos testigos o por mandatarios con poder general o especial suficiente

otorgado en términos de la legislación aplicable o a través de los formularios a que se refiere el Artículo 14 Bis 3, fracción VI, inciso c) de la Ley del Mercado de Valores.

La Sociedad deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia Sociedad, durante el plazo a que se refiere el Artículo 173 (ciento setenta y tres) de la Ley General de Sociedades Mercantiles, los formularios de los poderes antes referidos, a fin de que aquellos los puedan hacer llegar con oportunidad a sus representados.

El Secretario del Consejo de Administración de la Sociedad estará obligado a cerciorarse de la observancia de lo dispuesto en los dos párrafos anteriores e informar sobre ello a la Asamblea de Accionistas, lo que se hará constar en el acta respectiva.

Los miembros del Consejo de Administración y el Comisario no podrán representar a los accionistas en Asamblea alguna.

Los Escrutadores deberán cerciorarse del cumplimiento de lo dispuesto en este Artículo e informar sobre ello a la Asamblea, lo que se hará constar en el acta respectiva.

ARTÍCULO VIGÉSIMO QUINTO.- INSTALACIÓN DE LA ASAMBLEA.- La Asamblea Ordinaria de Accionistas se considerará legítimamente instalada en virtud de primera convocatoria si a ella concurren accionistas con derecho a voto que representen por lo menos el 50% (cincuenta por ciento) del Capital Social. Tratándose de segunda o ulterior convocatoria, con la expresión de esta circunstancia, la Asamblea Ordinaria de Accionistas se considerará legítimamente instalada con cualquiera que sea el número de acciones con derecho a voto representadas del Capital Social. La Asamblea Extraordinaria se instalará legítimamente en virtud de primera convocatoria si en ella está representado por lo menos el 75% (setenta y cinco por ciento) del Capital Social. Tratándose de segunda o ulterior convocatoria, con la expresión de esta circunstancia, la Asamblea Extraordinaria de Accionistas se considerará legítimamente instalada si en ella está representado por lo menos el 50% (cincuenta por ciento) del Capital Social.

La Asamblea General Ordinaria o Extraordinaria se instalará legítimamente sin necesidad de convocatoria si todas las acciones con derecho a voto estuvieren representadas pudiendo resolver sobre cualquier asunto si en el momento de la votación continúan representadas la totalidad de las acciones.

ARTÍCULO VIGÉSIMO SEXTO.- DESARROLLO DE LA ASAMBLEA.- Presidirá la Asamblea de Accionistas el Presidente del Consejo de Administración o, en su defecto, el accionista o representante de accionistas que estando presente designen los concurrentes. Será Secretario el del Consejo o, en su defecto, el Prosecretario de dicho órgano o la persona que designen los asistentes. El Presidente nombrará dos Escrutadores de entre los asistentes a la Asamblea.

A la Asamblea de Accionistas asistirán con voz pero sin voto, los Comisarios de la Sociedad.

ARTÍCULO VIGÉSIMO SÉPTIMO.- VOTACIÓN.- En las Asambleas de Accionistas cada acción tendrá derecho a un voto, las resoluciones serán tomadas por simple mayoría de votos de las acciones representadas si se trata de Asambleas Ordinarias. En el caso de Asambleas Extraordinarias, las resoluciones serán válidas si son aprobadas por el voto de las acciones que representen por lo menos el 50% (cincuenta por ciento) de las acciones con derecho a voto.

Los accionistas con acciones con derecho de voto, incluso en forma limitada o restringida, que reúna cuando menos el 10% de las acciones representadas en una Asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los términos y condiciones señalados en el Artículo 199 (ciento noventa y nueve) de la Ley General de Sociedades Mercantiles.

Los accionistas con acciones con derecho de voto, incluso en forma limitada o restringida, que representen cuando menos el 20% del Capital Social, podrán oponerse judicialmente a las resoluciones de las Asambleas Generales, respecto de las cuales tengan derecho de voto, siempre que se satisfagan los requisitos del Artículo 201 (doscientos uno) de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable el Artículo 202 (doscientos dos) de la citada ley.

ARTÍCULO VIGÉSIMO OCTAVO.- ASAMBLEAS ESPECIALES.- Para las Asambleas Especiales de Accionistas se aplicarán las mismas reglas en cuanto a su instalación y votación que para las Asambleas Extraordinarias y serán presididas por la persona que designen los Accionistas de la Serie de que se trate, salvo aquéllas reunidas por los accionistas Serie "L" para la designación de los miembros del Consejo de Administración, las cuales se regirán por lo dispuesto en el Artículo Décimo Octavo de estos Estatutos y las reunidas para aprobar la cancelación de la inscripción de las acciones de esa Serie en la Sección de Valores del Registro Nacional de Valores que se regirán por las disposiciones establecidas en estos Estatutos Sociales para las Asambleas Ordinarias citadas en segunda convocatoria, en cuanto a quórum para instalación y adopción de resoluciones y demás aspectos relativos.

La Asamblea Especial de Accionistas de la Serie "L" que se convoque para designar a los miembros del Consejo de Administración en los términos del Artículo Décimo Octavo de estos Estatutos Sociales, deberá celebrarse cuando menos una vez al año, con anterioridad a la celebración de la Asamblea General Ordinaria en que se nombre al Consejo de Administración. En las Asambleas Especiales citadas se nombrará al delegado especial que comunique a la Asamblea General Ordinaria la designación de Consejeros que haya hecho.

ARTÍCULO VIGÉSIMO NOVENO.- ACTAS DE ASAMBLEAS.- Las actas de Asambleas serán asentadas en el libro respectivo y deberán ser firmadas por quienes hubieren actuado como Presidente y Secretario así como por los Comisarios que concurran.

Si por cualquier motivo no se instala una Asamblea de Accionistas legalmente convocada, o si ésta se instala pero no existe el quórum necesario para adoptar resoluciones, se levantará también acta que se hará constar en el libro correspondiente.

Las actas de las Asambleas Extraordinarias de Accionistas, al igual que las correspondientes a Asambleas Generales Ordinarias de Accionistas que aprueben aumento o disminuciones al Capital Social en su porción variable y las demás que proceda conforme a derecho, deberán protocolizarse ante Notario Público.

Cuando por cualquier causa no pudiere asentarse el acta de una Asamblea en el libro respectivo, la misma se deberá protocolizar ante Notario Público en hojas sueltas.

ARTÍCULO TRIGÉSIMO.- RESOLUCIONES TOMADAS FUERA DE ASAMBLEA.- Los accionistas, sin necesidad de reunirse en Asamblea, podrán adoptar resoluciones por unanimidad de votos de aquellos que representan la totalidad de las acciones con derecho a voto o de la Serie especial de acciones, según sea el caso, las cuales tendrán la misma validez que si hubieren sido adoptadas reunidos en Asamblea General o Especial de Accionistas, respectivamente, siempre que dichas resoluciones se confirmen por escrito y su contenido se asiente en el libro de actas correspondiente con la firma del Presidente y Secretario del Consejo de Administración.

CAPITULO CUARTO
ADMINISTRACIÓN DE LA SOCIEDAD

ARTÍCULO TRIGÉSIMO PRIMERO.- CONSEJO DE ADMINISTRACIÓN.- La Administración de la Sociedad estará a cargo de un Consejo de Administración integrado por un mínimo de 11 (once) y

un máximo de 15 (quince) miembros propietarios que determine la Asamblea General Ordinaria de Accionistas. Los consejeros permanecerán en el cargo un año, a menos que sean relevados por la Asamblea General Ordinaria de Accionistas, pero en todo caso continuarán en el desempeño de sus funciones hasta en tanto los nuevos Consejeros hubieren sido nombrados y tomen posesión de sus cargos. Asimismo, los Consejeros podrán ser reelectos anualmente.

En todo caso, del número de Consejeros que integren el Consejo de Administración por lo menos, el veinticinco por ciento deberán ser Consejeros Independientes.

Para efecto de estos Estatutos Sociales, se entenderá por Consejeros Independientes, aquellas personas que a juicio de la Asamblea General Ordinaria de Accionistas sean de probada solvencia moral y que cuenten con conocimientos, experiencia, capacidad y prestigio profesional en materia empresarial, financiera y administrativa, y que en ningún caso sean:

A) Empleados o directivos de la Sociedad o sus subsidiarias, incluyendo aquellas personas que hubieren ocupado dichos cargos durante el año inmediato anterior;

B) Accionistas que sin ser empleados o directivos de la Sociedad o sus subsidiarias, tengan poder de mando sobre los directivos de la misma;

C) Socios o empleados de sociedades o asociaciones que presten servicios de asesoría o consultoría a la Sociedad o sus subsidiarias, cuyos ingresos representen el 10% o más de sus ingresos;

D) Clientes, proveedores, deudores, acreedores, socios, consejeros o empelados de una sociedad que sea cliente, proveedor, deudor o acreedor importante de la Sociedad o sus subsidiarias.

Se considera que un cliente o proveedor es importante cuando las ventas de la Sociedad o sus subsidiarias representan más del 10% de las ventas totales del cliente o del proveedor respectivamente. Asimismo, se considera que un deudor o acreedor es importante cuando el importe del crédito es mayor al 15% de los activos de la Sociedad o de su contraparte;

E) Empleados de una fundación, asociación o sociedad civil que reciba donativos importantes de la Sociedad o sus subsidiarias.

Se consideran donativos importantes aquellos que representen más del 15% del total de donativos recibidos por parte de la institución;

F) Directores generales o directivos de alto nivel de una sociedad en cuyo Consejo de Administración participe el Director General o un directivo de alto nivel de la Sociedad o sus subsidiarias;

G) Cónyuges o concubinarios, así como los parientes por consanguinidad, afinidad o civil, hasta el primer grado, respecto de alguna de las personas mencionadas en los incisos C) a F) anteriores, o bien, hasta el tercer grado, en relación con las personas señaladas en los incisos A) y B) anteriores.

En todo caso, la mayoría de los miembros del Consejo de Administración de la Sociedad deberán ser personas de nacionalidad mexicana.

Los Consejeros, por el hecho de tomar posesión de su cargo, se obligan a cumplir y supervisar la observancia de las normas autorregulatorias que expida la Sociedad de conformidad con lo dispuesto por el Artículo Quincuagésimo Tercero de los Estatutos Sociales, así como a guardar en lo personal absoluta reserva de la información que les sea proporcionada por la Sociedad y su incumplimiento a lo previsto en el presente párrafo será causa de remoción por la Asamblea General Ordinaria de Accionistas, previa opinión del Comisario; no se considerará como incumplimiento de la obligación a que este párrafo se refiere la revelación que haga dicho Consejero en cumplimiento de una disposición legal.

De igual forma, e independientemente de sus demás obligaciones previstas en la Ley General de Sociedades Mercantiles y estos Estatutos Sociales, los Consejeros serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refieren los numerales (iv), (v), (vi) y (vii) inciso K) del Artículo Trigésimo Sexto de estos Estatutos Sociales, salvo en el caso establecido por el Artículo 159 (ciento cincuenta y nueve) de la Ley General de Sociedades Mercantiles.

Los accionistas que representen cuando menos el 15% del Capital Social, podrán ejercitar directamente la acción de responsabilidad civil contra los administradores, siempre que se satisfagan los requisitos establecidos en el Artículo 163 (ciento sesenta y tres) de la Ley General de Sociedades Mercantiles. Dicha acción podrá ejercerse también respecto de los Comisarios e integrantes del Comité de Auditoria, ajustándose al citado precepto legal.

En ningún caso podrán ser Consejeros de la Sociedad las personas inhabilitadas por la ley para ejercer el comercio ni aquellas que formen parte del Consejo de Administración de cualquier otra sociedad cuyo giro mercantil comprenda la construcción de vivienda, salvo que dicha sociedad sea subsidiaria de la Sociedad.

La totalidad de los Consejeros, así como aquellos funcionarios de la Sociedad que determine la asamblea ordinaria de accionistas, gozarán de la protección contra responsabilidades civiles, penales, mercantiles, administrativas y laborales que se originen en el desempeño de sus funciones en los términos y condiciones que, en su caso, determine la propia asamblea ordinaria de accionistas.

ARTÍCULO TRIGÉSIMO SEGUNDO.- _ELECCIÓN DEL CONSEJO.-_ Los accionistas de la Serie "B" tendrán derecho a designar por mayoría de votos presentes, por lo menos, a la mitad más uno de los Consejeros, los accionistas de la Serie "C" tendrán, en su caso, derecho a designar por mayoría, a los demás Consejeros, excepto en el caso de que los accionistas de la Serie "L" hubieren designado dos Consejeros, en cuyo caso los accionistas de la Serie "C" designarán al número de Consejeros restante para integrar el Consejo de Administración. Los accionistas de la Serie "B", "C" y "L" deberán observar lo dispuesto en el Artículo Trigésimo Primero en materia de Consejeros Independientes, de manera proporcional, a las designaciones que efectúen de Consejeros en la Sociedad.

Los accionistas de cada una de las Series que representen cuando menos un 10% (diez por ciento) del Capital Social pagado de la Sociedad, representado por acciones ordinarias, tendrán derecho a designar a un Consejero de la Serie que corresponda. Para computar la mayoría de votos de que trata este Artículo, no se computarán los votos de los accionistas minoritarios que hubieren hecho uso del derecho antes indicado.

ARTÍCULO TRIGÉSIMO TERCERO.- _REMUNERACIÓN A LOS CONSEJEROS.-_ Los Consejeros recibirán como compensación anual por sus servicios la que en efectivo o en especie, fije la Asamblea General Ordinaria de Accionistas que los hubiere designado. Dicha asamblea podrá delegar en el Consejo de Administración o en el Comité de Evaluación y Compensación la instrumentación de cualquier programa de remuneración en especie para los Consejeros.

ARTÍCULO TRIGÉSIMO CUARTO.- _CAUCIÓN DE LOS CONSEJEROS.-_ Al tomar posesión de sus cargos los miembros del Consejo de Administración otorgarán como garantía de sus gestiones la caución que, en su caso, fije la Asamblea General Ordinaria de Accionistas. En el entendido, de que dicha Asamblea podrá eximir el otorgamiento de la garantía.

ARTÍCULO TRIGÉSIMO QUINTO.- *PRESIDENTE Y SECRETARIO DEL CONSEJO.-* A falta de designación expresa por la Asamblea General Ordinaria de Accionistas, el Consejo de Administración, en la primera sesión que se reúna inmediatamente después de que se hubiere celebrado la asamblea en que hayan sido designados, nombrará de entre los Consejeros designados por la Serie "B" al Presidente de dicho órgano social. También hará la designación de un Secretario y un Prosecretario, en el entendido de que estos últimos no necesitarán ser miembros del Consejo de Administración. El Presidente será sustituido en sus ausencias temporales por el Consejero designado por la Serie "B" que determine el Consejo de Administración en la sesión respectiva. A falta de designación especial, el Presidente tendrá a su cargo el cumplimiento y ejecución de los acuerdos de las Asambleas de Accionistas y del propio Consejo.

ARTÍCULO TRIGÉSIMO SEXTO.- *FACULTADES DEL CONSEJO DE ADMINISTRACIÓN.-* El Consejo de Administración tiene la representación legal de la Sociedad y goza de las más amplias facultades y poderes para realizar todas las operaciones inherentes al objeto social, salvo las encomendadas expresamente a la Asamblea General de Accionistas. El Consejo de Administración está investido en forma enunciativa más no limitativamente de las siguientes facultades o poderes:

A) General para pleitos y cobranzas que se otorga con todas las facultades generales y las especiales que requieran cláusula especial de acuerdo con la Ley, sin limitación alguna, en los términos de lo establecido en el párrafo primero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil Federal y de sus correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana; estará por consiguiente facultado en forma enunciativa más no limitativa para presentar querellas, denuncias penales y otorgar perdones, para constituirse en parte ofendida o coadyuvante en los procedimientos penales; desistirse de las acciones que intentare y de juicios de amparo; para transigir, para someterse a arbitraje, para articular y absolver posiciones, para hacer cesión de bienes, para recusar jueces, recibir pagos y ejecutar todos los otros actos expresamente determinados por la Ley, entre los que se incluyen representar a la Sociedad ante autoridades judiciales y administrativas, civiles o penales, ante autoridades y tribunales del trabajo, y ante la Secretaría de Relaciones Exteriores para celebrar convenios con el Gobierno Federal, en los términos de las fracciones primera y cuarta del Artículo 27 (veintisiete) Constitucional. El Consejo de Administración no podrá delegar en Ningún Consejero ni en el Presidente del Consejo de Administración de la Sociedad, ni en el Presidente Ejecutivo o Director General facultades para desahogar la prueba confesional, por lo que las personas que desempeñen dichos cargos están impedidos para absolver posiciones en todo juicio o procedimiento en que la Sociedad sea parte; las citadas

facultades corresponderán exclusivamente a los apoderados de la Sociedad a quienes en forma expresa se les hayan otorgado; en el entendido que, el Consejo de Administración como órgano colegiado cuenta con dichas facultades por lo que podrá delegarlas en cualesquiera otras personas siempre que no ocupen los cargos mencionados.

B) General para actos de administración y de dominio de acuerdo con lo establecido en los párrafos segundo y tercero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil Federal y de sus correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana. En consecuencia, el Consejo de Administración queda investido de las más amplias facultades para administrar todos los negocios relacionados con el objeto de la Sociedad;

C) Para actos de administración con facultades específicas en materia laboral, en los términos del Artículo 2554 (dos mil quinientos cincuenta y cuatro), párrafo segundo y cuarto del Código Civil Federal y de sus correlativos en los Códigos Civiles vigentes en las Entidades Federativas de la República Mexicana, así como de acuerdo con lo dispuesto por los Artículos 11 (once), 692 (seiscientos noventa y dos) fracciones II y III, 786 (setecientos ochenta y seis), 876 (ochocientos setenta y seis) y demás relativos de la Ley Federal del Trabajo, para que comparezcan en su carácter de administradores y por lo tanto como representantes legales de la Sociedad, ante todas las autoridades del trabajo, relacionadas en el Artículo 523 (quinientos veintitrés) de la Ley Federal del Trabajo, así como ante el Instituto del Fondo Nacional para la Vivienda de los Trabajadores, Instituto Mexicano del Seguro Social y Fondo Nacional para el Consumo de los Trabajadores, en todos los asuntos relacionados con estas instituciones y demás organismos públicos, pudiendo deducir todas las acciones y derechos que correspondan a la Sociedad, con todas las facultades generales y las especiales que requieran cláusula especial conforme a la Ley, autorizándolos para que puedan comprometer en conciliación a la empresa, así como para que en representación de la misma dirijan las relaciones laborales de la Sociedad;

D) Para suscribir, otorgar, endosar y avalar toda clase de títulos de crédito, en los términos del Artículo 9º (noveno) de la Ley General de Títulos y Operaciones de Crédito;

E) Para abrir y cancelar cuentas bancarias a nombre de la Sociedad, así como para hacer depósitos y girar contra ellas y designar personas que giren en contra de las mismas;

F) Para nombrar y remover al Presidente Ejecutivo o Director General y Vicepresidentes y delegar la facultad de nombrar y remover a los demás funcionarios, apoderados, agentes,

empleados, delegados y auditores internos o externos de la Sociedad, cuando lo estime conveniente, otorgarles facultades y poderes, así como determinar sus garantías, condiciones de trabajo y remuneraciones;

G) Facultad para otorgar y delegar poderes generales y especiales, revocar unos y otros y sustituirlos en todo o en parte, conforme a los poderes de que está investido, incluyendo expresamente la facultad para que las personas a quienes otorgue dichos poderes puedan, a su vez, otorgarlos, delegarlos, sustituirlos o revocarlos, en todo o en parte a favor de terceros;

H) Sin perjuicio de lo establecido en el Artículo Trigésimo Noveno de los Estatutos Sociales, podrá establecer los demás comités o comisiones especiales que considere necesarios para el desarrollo de las operaciones de la Sociedad, fijando, en su caso, las facultades y obligaciones de tales comités o comisiones, incluyendo la integración de un Comité de Nominaciones de Consejeros Independientes y determinar el número de miembros que lo integren y las reglas que fijan su funcionamiento. Dichos comités o comisiones no tendrán facultades que conforme a la Ley o a estos Estatutos correspondan en forma exclusiva a la Asamblea General de Accionistas o al Consejo de Administración;

I) La facultad indelegable para determinar el sentido en que deberán ser emitidos los votos correspondientes a las acciones propiedad de la Sociedad, en las Asambleas Ordinarias, Extraordinarias y Especiales de Accionistas en que sea titular de la mayoría de las acciones de la sociedad;

J) La facultad indelegable para resolver acerca de los programas de adquisición de acciones de la Sociedad de conformidad con lo dispuesto en el Artículo Décimo Segundo de los Estatutos Sociales de la Sociedad, la Ley del Mercado de Valores y las disposiciones de carácter general que sobre el particular dicte la Comisión Nacional Bancaria y de Valores, así como para designar apoderados encargados de la administración de dicho programa;

K) La facultad indelegable de conocer y acordar lo correspondiente en relación a:

(i) Analizar y evaluar el desempeño de las actividades del Presidente Ejecutivo o Director General de la Sociedad y conjuntamente con éste, el del Director General o Gerente General de las subsidiarias;

(ii) Aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario;

(iii) Aprobar, previa opinión favorable del Comité de Auditoria, cualquier negocio o contrato con sus accionistas, con familiares de sus accionistas, con sus subsidiarias y/o afiliadas y los accionistas de éstas.

(iv) Aprobar, con la opinión favorable del Comité de Auditoria, las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 bis 3, fracción cuarta, inciso d), de la Ley del Mercado de Valores.

(v) Resolver sobre la compra o venta del 10% o más del activo de la Sociedad;

(vi) Otorgar garantías por un monto superior al 30% de los activos de la Sociedad;

(vii) Resolver sobre todas aquellas operaciones distintas a las mencionadas en los numerales (ii), (v) y (vi) anteriores y que representen más del 1% (uno) del activo de la Sociedad o de sus subsidiarias.

(viii) Presentar a la asamblea de accionistas el reporte del Comité de Auditoria.

L) Para establecer sucursales en la República Mexicana o en el Extranjero;

M) Para aprobar planes de opción de compra de acciones, para directivos y trabajadores de la Sociedad y sus subsidiarias, así como sobre la manera en que deberán implementarse dichos planes y sus modificaciones;

N) Para expedir lineamientos internos, códigos de conducta y demás ordenamientos que, entre otros aspectos, establezcan el régimen autorregulatorio aplicable a los Consejeros, directivos, apoderados y empleados de la Sociedad y de sus subsidiarias;

Ñ) Para llevar a cabo todos los actos autorizados por estos Estatutos Sociales o que sean consecuencia de éstos.

ARTÍCULO TRIGÉSIMO SÉPTIMO.- FUNCIONAMIENTO DEL CONSEJO.- El Consejo de Administración se reunirá por lo menos trimestralmente, sus sesiones se celebrarán en el domicilio social o en cualquier otro lugar de los Estados Unidos Mexicanos o en el extranjero y serán convocadas por el Presidente del Consejo, por al menos el 25% de los Consejeros o por cualquiera de los Comisarios de la Sociedad.

Las convocatorias para las sesiones del Consejo de Administración, en todos los casos, deberán enviarse por el Presidente o el Secretario o el Prosecretario, a cada uno de los Consejeros y Comisarios de la Sociedad, cuando menos con 5 (cinco) días naturales de anticipación a la fecha de la sesión correspondiente. Dichas convocatorias podrán remitirse por telefax a los números de fax o en su caso, por correo electrónico o por mensajería a las direcciones o domicilios registrados en la secretaría de la Sociedad. Mientras el Consejero o Comisario no dé aviso por escrito al Secretario de cambios al número de fax, dirección de correo o domicilio, las convocatorias remitidas de conformidad a los datos registrados surtirán todos sus efectos. Las convocatorias deberán contener la hora, fecha, lugar y, en su caso, una relación de los posibles asuntos a tratarse en la sesión respectiva.

A las sesiones del Consejo de Administración, así como a la de aquellos órganos intermedios de consulta en los que el Consejo de Administración haya delegado alguna facultad, será convocado el o los Comisarios de la Sociedad quienes participarán en dichas sesiones con voz pero sin voto. De igual manera, podrán asistir los funcionarios de la Sociedad y de sus Subsidiarias y demás personas que sean invitados del Presidente del Consejo de Administración.

El Consejo de Administración sesionará válidamente con la presencia de un número de Consejeros igual a la mayoría de sus miembros debiendo estar presentes por lo menos 2 (dos) Consejeros Independientes. Las resoluciones serán válidas si son aprobadas por la mayoría de los asistentes.

De cada sesión de Consejo de Administración que se celebre deberá levantarse un acta en la que se asiente el nombre de los asistentes, las deliberaciones correspondientes, la manera en que se ejerció el voto y las resoluciones que se tomen. Dicha acta se asentará en el Libro de Actas de Sesiones de Consejo de Administración y deberá ser firmada por las personas que actúen como Presidente y Secretario respectivamente, así como por el o los Comisarios que asistieren.

Las copias o constancias de las actas de las Sesiones del Consejo de Administración y de las Asambleas Generales de Accionistas, así como de los asientos contenidos en los libros y registros sociales jurídicos y, en general, de cualquier documento del archivo de la Sociedad, deberán ser

autorizados por el Secretario o el Prosecretario quien, en caso necesario, deberá comparecer ante Notario Público a protocolizar los documentos mencionados, sin perjuicio de que lo haga cualquier persona autorizada por el Consejo de Administración o por la Asamblea de Accionistas. En general, ante la ausencia de un delegado específico, el Secretario o el Prosecretario, actuará como delegado para la ejecución de los acuerdos y tendrá la representación que señala el Artículo 148 (ciento cuarenta y ocho) de la Ley General de Sociedades Mercantiles.

ARTÍCULO TRIGÉSIMO OCTAVO.- RESOLUCIONES TOMADAS FUERA DE SESIÓN DE CONSEJO.- El Consejo de Administración, sin necesidad de reunirse en sesión, podrá adoptar resoluciones por unanimidad, siempre y cuando se cumpla con el procedimiento que, en su caso, fije el propio Consejo y dichas resoluciones se confirmen por escrito por todos los Consejeros que hubiesen participado en ellas. El texto de dichas resoluciones se asentará en el Libro de Actas respectivo, con la firma del Presidente y Secretario del Consejo de Administración.

ARTÍCULO TRIGESIMO NOVENO.- COMITÉS DEL CONSEJO DE ADMINISTRACIÓN.- Sin perjuicio de la facultad del Consejo de Administración o de la Asamblea General Ordinaria de Accionistas para constituir otros comités operativos, el Consejo deberá designar anualmente de entre sus miembros a los integrantes de los Comités de Auditoria, de Evaluación y Compensación y de Planeación y Finanzas, los cuales tendrán las siguientes facultades y reglas de funcionamiento:

A.- Facultades. Los Comités de Planeación y Finanzas, Auditoria y Evaluación y Compensación estarán investidos de las siguientes facultades, sin perjuicio de que el Consejo de Administración al conocer directamente de dichos asuntos los apruebe, previo a su resolución por alguno de los citados Comités.

COMITÉ DE PLANEACIÓN Y FINANZAS

a) Revisar los presupuestos anuales de ingresos, egresos e inversiones de la Sociedad y sus subsidiarias y proponer al Consejo de Administración modificaciones o adecuaciones a los mismos;

b) Analizar y proponer sobre la contratación de créditos o financiamientos por parte de la Sociedad o sus subsidiarias por una cantidad superior a U.S. $100'000,000 (Cien millones de dólares), moneda de curso legal de los Estados Unidos de América o su equivalente en cualquier otra moneda;

c) De acuerdo con el o los presupuestos anuales consolidados y los niveles máximos de apalancamiento autorizados por el Consejo de Administración, dictar, dentro del margen a que se refiere el inciso b) anterior, las políticas, procedimientos y controles en materia de contratación de créditos por parte de la Sociedad y sus subsidiarias, incluyendo su negociación y asignación;

d) Analizar y proponer medidas prudenciales para el manejo de los riesgos inherentes al giro y operación de la Sociedad o sus subsidiarias, incluidos los financieros, operativos, de mercado y en general todos aquellos riesgos relacionados de los cuales llegaren a tener conocimiento.

e) Revisar, proponer al Consejo de Administración y, en general, conocer de cualesquiera proyectos o asuntos relacionados con el otorgamiento de garantías por parte de la Sociedad y sus subsidiarias y de éstas a aquélla, así como proponer las políticas a las cuales habrán de sujetarse las relaciones financieras entre las subsidiarias de la Sociedad;

f) Revisar, evaluar y proponer al Consejo de Administración alternativas de inversión de los recursos de la Sociedad y sus subsidiarias, y en general revisar y opinar respecto de las políticas y criterios de manejo de la tesorería de dichas empresas;

g) Someter al Consejo de Administración el desarrollo, aprobación, evaluación y/o seguimiento de programas de estructuración o reestructuración financiera de la Sociedad y sus subsidiarias, así como de cualesquiera otros proyectos que hayan de someterse a la consideración del Consejo de Administración o que éste le encomiende;

h) Discutir, analizar y tratar asuntos relacionados con la adquisición, arrendamiento y demás actos inherentes al aprovechamiento de bienes por parte de las subsidiarias de la Sociedad;

i) En general, actuar como órgano de consulta del Consejo de Administración en materia financiera, contable y fiscal; y

j) Reportar periódicamente al Consejo de Administración sobre sus actividades y el ejercicio de sus funciones.

COMITÉ DE AUDITORIA.

a) Proponer al Consejo de Administración el nombramiento de los auditores externos de la Sociedad y sus subsidiarias, así como las remuneraciones que deban corresponderles;

b) Evaluar el alcance y los resultados preliminares y definitivos de las auditorias internas y externas de tipo contable y fiscal practicadas a la Sociedad y a sus subsidiarias y, en su caso, solicitar a los auditores los documentos de apoyo correspondiente;

c) Revisar los estados financieros y cualquier otra documentación, reportes o informes de carácter contable y fiscal a ser sometidos a la consideración de los accionistas o del Consejo de Administración de la Sociedad o sus subsidiarias y los demás dictámenes de los auditores externos respectivos, pudiendo formular las observaciones que estime pertinentes;

d) Supervisar las políticas administrativas, contables y de control interno de la sociedad y sus subsidiarias, pudiendo proponer al Consejo de Administración cambios a las mismas y verificar su cumplimiento;

e) Supervisar la existencia de políticas, procedimientos y controles al régimen autorregulatorio aplicable a los Consejeros, directivos, apoderados y empleados de la Sociedad y de sus subsidiarias;

f) Supervisar, con apoyo en las áreas de control interno de la Sociedad, el cumplimiento por parte de ésta y de sus subsidiarias de las Leyes y regulaciones a las que se encuentren sujetas y proponer al respecto los mecanismos y medidas que considere pertinentes;

g) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración;

h) Con apoyo en las políticas autorregulatorias de la Sociedad, emitir opinión al Consejo de Administración sobre las transacciones a que alude el numeral (ii), del inciso K), del Artículo Trigésimo Sexto de estos Estatutos Sociales;

i) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso anterior; y

j) Reportar periódicamente al Consejo de Administración sobre sus actividades y el ejercicio de sus funciones.

COMITÉ DE EVALUACIÓN Y COMPENSACIÓN

a) Revisar y opinar sobre las compensaciones, sueldos, beneficios y demás prestaciones, así como los tabuladores y las políticas de incremento a los conceptos anteriores, que habrán de corresponder a los funcionarios de la Sociedad que ocupen puestos de Presidente Ejecutivo y Vicepresidentes;

b) Conocer, aprobar los estudios de mercado ejecutivo y compensación contra el cual se comparen, para efectos de lo señalado en el inciso a) anterior, las empresas integrantes del grupo que encabeza la Sociedad, tanto a nivel nacional como internacional;

c) Revisar y opinar sobre las políticas y programas de desarrollo de compensación variable y evaluación del desempeño de los Directores Generales, Directores Generales Adjuntos y Directores Funcionales o de Área de la Sociedad y sus subsidiarias;

d) Revisar y opinar sobre los planes de capacitación al personal de la Sociedad y sus subsidiarias;

e) El desarrollo, seguimiento y evaluación de aquellos proyectos, programas y cualesquiera actos concretos que el Consejo de Administración le solicite o le asigne; y

f) Reportar periódicamente al Consejo de Administración sobre sus actividades y el ejercicio de sus funciones.

B.- Organización y Funcionamiento. Cada Comité estará integrado de, por lo menos, 4 (cuatro) miembros que determine el Consejo de Administración, quienes deberán ser Consejeros, en el entendido de que cuando menos, 2 (dos) de los miembros de los Comités deberán ser Consejeros Independientes, excepción hecha del Comité de Auditoria, que estará integrado de, por lo menos 3 (tres) miembros debiendo la mayoría de ellos ser Consejeros Independientes. De entre los Consejeros Independientes se elegirá al Presidente de cada Comité. Los miembros de los Comités durarán en su cargo un año, a menos que sean relevados por el Consejo de Administración pero, en todo caso, continuarán en su puesto hasta que la persona designada para sustituirlos tome posesión del propio cargo; podrán ser reelectos anualmente y recibirán la remuneración que determine el Consejo de Administración.

Los Comités operarán como órgano colegiado. Los Comités no realizarán actividades de administración ni aquéllas reservadas por la Ley o por los Estatutos Sociales a la Asamblea de Accionistas o al Consejo de Administración. Las facultades de los Comités no podrán ser delegadas en personas físicas. Sin embargo, cada Comité podrá designar a alguna persona para la ejecución de actos concretos.

A las sesiones de los Comités deberán ser convocados el o los Comisarios de la Sociedad con voz pero sin voto. En el caso del Comité de Auditoria, éste deberá contar con la presencia de el o los Comisarios de la Sociedad para sesionar válidamente.

De igual manera, asistirán los Invitados Permanentes que hubiere designado cada uno de los Comités.

Los Invitados Permanentes, en su caso, asistirán a las sesiones del Comité respectivo con voz pero sin voto, deberán convenir con la Sociedad en guardar absoluta reserva de la información que les sea proporcionada y deberán obligarse a observar las normas autorregulatorias que la Sociedad emita de conformidad con lo dispuesto por el Artículo Quincuagésimo Tercero de estos Estatutos Sociales. Adicionalmente, podrán asistir las demás personas que invite el Presidente del Comité respectivo.

A falta de designación expresa por el Consejo de Administración, cada Comité, en la primera sesión que se reúna después de la sesión del Consejo de Administración en que se haya designado a sus integrantes, designará a un Presidente y a un Secretario, quien podrá no ser miembro del Comité de que se trate. El Presidente presidirá las sesiones de los Comités y el Secretario registrará y dará seguimiento a los acuerdos respectivos del Comité que corresponda. En sus ausencias temporales, el Presidente y el Secretario serán suplidos por las personas que designen los miembros presentes en la sesión respectiva.

Cada Comité fijará el calendario conforme al cual sesionará y, no obstante eso, deberá reunirse en cualquier otro tiempo a petición del Consejo de Administración, su Presidente, o el Presidente del Comité. Las convocatorias a las sesiones de los Comités serán firmadas por el Presidente o el Secretario y serán enviadas con cuando menos cinco días naturales de anticipación, al domicilio de los miembros del Comité o al lugar que los propios miembros indiquen por escrito, o por telecopia o cualquier otro medio que asegure que su destinatario la reciba.

De cada sesión de los Comités se levantará un acta en que se asiente el nombre de los asistentes, las deliberaciones correspondientes, la manera en que se ejerció el voto y las resoluciones que se

tomen. Las actas se levantarán y serán firmadas por el Secretario. Las resoluciones de los Comités deberán ser notificadas al Consejo de Administración con la periodicidad que éste indique.

Para que las reuniones de los Comités sean válidas, deberá asistir cuando menos la mayoría de sus miembros y las decisiones se tomarán por mayoría de votos de los miembros presentes. Los Comités, sin necesidad de reunirse en sesión, podrán adoptar resoluciones por unanimidad siempre y cuando dichas resoluciones se confirmen por escrito y las actas se encuentren firmadas por el Presidente del Comité de que se trate.

ARTÍCULO CUADRAGÉSIMO.- NOMBRAMIENTO DE DIRECTOR GENERAL.- La dirección de los negocios sociales podrá ser confiada a un Presidente Ejecutivo o Director General, designado por el Consejo de Administración, quien gozará de las facultades que le confiera el propio Consejo dentro de las atribuciones señaladas en el Artículo Trigésimo Sexto de estos Estatutos Sociales. El Presidente Ejecutivo o Director General durará en funciones hasta en tanto el Consejo de Administración designe a la persona que haya de sustituirlo o asuma sus funciones.

A su vez, el Presidente Ejecutivo o Director General podrá nombrar a uno o más Directores adjuntos o Vice-Presidentes, cuyo nombramiento podrá ser revocado por el propio Presidente Ejecutivo o Director General.

CAPÍTULO QUINTO
VIGILANCIA DE LA SOCIEDAD

ARTÍCULO CUADRAGÉSIMO PRIMERO.- ÓRGANO DE VIGILANCIA.- La vigilancia de las operaciones sociales estará confiada a un Comisario si así lo determina la Asamblea General Ordinaria de Accionistas que deba designarlo. En caso de que el Comisario tenga un vínculo profesional o de negocios con el despacho que audite los estados financieros de la Sociedad, la persona que suscriba el dictamen de auditoria deberá ser distinta al Comisario.

Los titulares de acciones con o sin derecho de voto que representen cuando menos un 10% del Capital Social, podrán designar a un Comisario. Dicho nombramiento sólo podrá ser revocado cuando se revoque el de todos los demás Comisarios.

El Comisario durará en funciones un año pudiendo ser reelecto, pero continuará en el ejercicio de su cargo mientras no tome posesión la persona que hubiere de sustituirlo.

Los comisarios tendrán las facultades y obligaciones señaladas en el Artículo 166 (ciento sesenta y seis) de la Ley General de Sociedades Mercantiles.

ARTÍCULO CUADRAGÉSIMO SEGUNDO.- *REMUNERACIÓN DEL COMISARIO.-* El Comisario recibirá la remuneración que anualmente fije la Asamblea General Ordinaria de Accionistas.

ARTÍCULO CUADRAGÉSIMO TERCERO.- *CAUCIÓN DEL COMISARIO.-* Al tomar posesión de su cargo, el Comisario otorgará como garantía de sus gestiones la caución que, en su caso, fije la Asamblea General de Accionistas. En el entendido de que dicha Asamblea podrá eximir el otorgamiento de la garantía.

CAPÍTULO SEXTO
DE LOS EJERCICIOS SOCIALES Y
DE LA APLICACIÓN DE RESULTADOS

ARTÍCULO CUADRAGÉSIMO CUARTO.- *EJERCICIO SOCIAL.-* El ejercicio social será de 12 (doce) meses, comenzará el primero de enero y terminará el día último de diciembre del mismo año.

ARTÍCULO CUADRAGÉSIMO QUINTO.- *APLICACIÓN DE UTILIDADES.-* Las utilidades netas anuales, una vez deducido el monto del Impuesto Sobre la Renta, la participación de los trabajadores y demás conceptos que conforme a la Ley deban deducirse o separarse, serán aplicados en los siguientes términos:

A) Se separará anualmente un mínimo de 5% (cinco por ciento) para formar el fondo de reserva legal, hasta que éste alcance cuando menos al 20% (veinte por ciento) del Capital Social;

B) Asimismo, se deducirá la cantidad que se considere necesaria para constituir los fondos de reserva necesarios o convenientes; y

C) Las utilidades restantes, de haberlas, podrán distribuirse o aplicarse en la forma que determine la Asamblea Ordinaria de Accionistas.

ARTÍCULO CUADRAGÉSIMO SEXTO.- *PÉRDIDAS.-* Si hubiere pérdidas serán soportadas por las reservas y agotadas éstas por los accionistas, en proporción al número de sus acciones y hasta el valor teórico de ellas.

CAPÍTULO SÉPTIMO
DISOLUCIÓN Y LIQUIDACIÓN

ARTÍCULO CUADRAGÉSIMO SÉPTIMO.- *DISOLUCIÓN*.- La Sociedad se disolverá en los casos establecidos en el Artículo 229 (doscientos veintinueve) de la Ley General de Sociedades Mercantiles.

ARTÍCULO CUADRAGÉSIMO OCTAVO.- *LIQUIDACIÓN*.- La liquidación de la Sociedad se llevará a cabo de conformidad con el Capítulo XI de la Ley General de Sociedades Mercantiles.

ARTÍCULO CUADRAGÉSIMO NOVENO.- *DESIGNACIÓN DE LIQUIDADORES*.- Disuelta la Sociedad, la Asamblea de Accionistas designará por mayoría de votos, uno o varios liquidadores, fijándose la retribución que habrá de percibir.

ARTÍCULO QUINCUAGÉSIMO.- *ASAMBLEAS EN LA LIQUIDACIÓN*.- Durante el periodo de liquidación, las Asambleas Generales de Accionistas deberán ser convocadas y celebradas en la forma prevista en los presentes Estatutos Sociales. Los liquidadores tendrán las mismas facultades y obligaciones que en la vida normal de la Sociedad correspondan al Consejo de Administración, con los requisitos especiales que se derivan del estado de liquidación. Los Comisarios desempeñarán, durante la liquidación y respecto a los liquidadores, las mismas funciones que en la vida normal de la Sociedad cumplen respecto al Consejo de Administración.

ARTÍCULO QUINCUAGÉSIMO PRIMERO.- *INSCRIPCIÓN DE LOS LIQUIDADORES*.- Mientras no haya sido inscrito en el Registro Público de Comercio el nombramiento de los liquidadores y éstos no hayan entrado en funciones, el Consejo de Administración y los Funcionarios, Director o Gerente General y Directores o Gerentes Generales Adjuntos de la Sociedad continuarán desempeñando su encargo, pero no podrán iniciar nuevas operaciones después de haber sido aprobada por los accionistas la resolución de disolución de la Sociedad o de que se compruebe la existencia de la causa legal de ésta.

CAPÍTULO OCTAVO
LEYES APLICABLES, TRIBUNALES COMPETENTES Y POLÍTICAS AUTORREGULATORIAS

ARTÍCULO QUINCUAGÉSIMO SEGUNDO.- LEYES APLICABLES Y TRIBUNALES COMPETENTES.- Para todo lo previsto en estos Estatutos Sociales resultan aplicables las disposiciones de la Ley General de Sociedades Mercantiles y, en su caso, las de la Ley del Mercado de Valores así como las disposiciones de carácter general emitidas por la Comisión Nacional Bancaria y de Valores, y para el caso de interpretación o controversia sobre los mismos se señalan como competentes a los Tribunales del domicilio social de la Sociedad.

ARTÍCULO QUINCUAGÉSIMO TERCERO.- POLÍTICAS AUTORREGULATORIAS OBLIGATORIAS.- Sin perjuicio de que el Consejo de Administración expida políticas autorregulatorias o códigos de conducta aplicables a la Sociedad y sus subsidiarias, deberá emitir, por lo menos, lineamientos en materia de información privilegiada, conflictos de interés y competencia económica, los cuales serán de cumplimiento obligatorio para los Consejeros, los directivos, funcionarios, empleados y apoderados de la Sociedad y de sus subsidiarias, sin perjuicio del acatamiento que deberán realizar dichas personas a las normas contenidas en los ordenamientos legales que les sean aplicables."

"2. El Consejo de Administración queda facultado para hacer constar el texto definitivo de cualquier cláusula de los estatutos sociales aprobados en la resolución inmediata anterior, en caso que la H. Comisión Nacional Bancaria y de Valores, dentro de sus facultades, solicite alguna modificación en el texto de los mismos."

Respecto del SEGUNDO PUNTO del Orden del día se designan como delegados de esta Asamblea a los señores Luis Orvañanos Lascurain, Salvador Villaseñor Arai, Víctor Segura Gómez y María Eugenia Fernández-Bustelo Ríos a fin de que conjunta o separadamente, cualquiera de ellos, en forma enunciativa y no limitativa realicen los siguientes actos: a) Expidan las certificaciones del Acta de la presente Asamblea que en lo general o en lo conducente, se requieran; b) Comparezcan ante el Notario Público de su elección y ante él, realicen todos los actos y firmen todos los documentos que se requieran o fueren necesarios a efecto de formalizar y protocolizar los acuerdos tomados por esta Asamblea o la parte relativa que estime conveniente, así como inscribir en el Registro Público del domicilio de la Sociedad el Testimonio de la Escritura correspondiente o designe a la persona que lo lleve a cabo, y c) En general para que lleven a cabo, por sí o por la persona que designen,

cuantos actos sean necesarios para dar cumplimiento como proceda a las resoluciones adoptadas por la Asamblea.


The right place...
The right moment...
The right company


Casas GEO®

Corporación GEO S.A. de C.V.

CORPORACION GEO LAUNCHES SECOND PHASE OF JOINT VENTURE TO ACQUIRE LAND

Mexico City, June 6, 2005.- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204) announced today it has begun investing the second phase of its joint venture for the acquisition of land, with Prudential Real Estate Investors. Geo is Latin America's leading homebuilder and the largest developer of economic, affordable, and middle and residential housing in number of units sold.

The first phase, which was launched in 2004, was increased from an initial $100 million dollars to $175 million dollars. The second phase will have $180 million dollars to invest in its initial stage. However, the size of the second phase may be increased, in the coming months. The capital of the second phase is expected to continue to be used to secure strategic land sites throughout Mexico, exclusively for Geo. Similar to the first phase, the second phase is being launched and a capital call is being issued immediately. The first capital call of the second phase will be for $20 million dollars, which will be invested in four land sites, three of which are located in the State of Mexico and one in Baja California.

Miguel Gomez Mont, CEO for Corporación Geo, commented, "We feel very proud of our joint venture with Prudential, the success of the first phase, and the launch of the second phase of this strategic relationship. At Geo, we believe that the joint venture with Prudential is the most efficient way to acquire land, increasing our capacity to meet our goals, without diluting our investors or increasing the amount of debt previously utilized for this purpose."


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Contacts and Additional Information

Jorge Pérez
+(52) 55 5480-5071
jperezr@casasgeo.com

Kenia Vargas / Eduardo Muñiz
+(52) 55 5480-5078
geo_ir@casasgeo.com

Stock Listing Information

BMV: GEOB
OTC: CVGFY (ADR Level 1)


COTIZA EN
BOLSA MEXICANA DE VALORES
GEO


AMERI
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www.casasgeo.com

Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico, through its subsidiaries positioned in the most dynamic cities and regions of the country, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, Geo has sold and produced over 233,000 homes in which more than 1,100,000 people live. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.


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The right moment...
The right company



Casas GEO®

Corporación GEO S.A. de C.V. and Architect Carlos García Vélez receive the Urban Land Institute's "Award for Excellence"

Mexico City, June 8, 2005.- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204) and Carlos García Vélez Y Cortázar, Chief Design and Architectural Officer for Corporación Geo, received the "Award for Excellence" for the *Villa Placido Domingo* in Acapulco, Mexico.

This award is given by the Urban Land Institute (ULI), which recognizes the best architectural designs worldwide for their innovations and contributions to society, based in the responsible use of land and improvements to the environment.

It is worth mentioning that Geo donated the construction of this Project of 650 units to those who were displaced by Hurricane Paulina, in combination with opera singer Placido Domingo, and was financed by Universidad Anahuac's CIDECO.

Out of the 73 projects that participated in the awards, Geo was the only Mexican Company to become awarded. The other 10 recognitions were given to American companies.

Carlos García Vélez y Cortazar, Chief Design and Architectural Officer, commented, "It is a great honor to be recognized for our efforts in designing and developing housing with an integral, aesthetic, and humane architecture that does not affect the surrounding environment, and with attributes that promote the social well-being."

Geo es la empresa de vivienda más diversificada en México, operando en 33 ciudades dentro de 19 estados, cubriendo así más del 76% de la población del país. En los últimos 31 años, Geo ha comercializado y producido más de 233,000 casas en las que habitan mas de 1'100,000 personas, lo que representa más del doble de sus más cercanos competidores. Geo está enfocada en la generación de valor para sus accionistas a través de una Sólida Estrategia de Crecimiento Sostenible que provee Superior Calidad de Vida a todos sus clientes.

Press


release

Contacts and Additional Information

Jorge Pérez
+(52) 55 5480-5071
jperezr@casasgeo.com

Kenia Vargas / Eduardo Muñiz
+(52) 55 5480-5078
geo_ir@casasgeo.com

Stock Listing Information

BMV: GEOB
OTC: CVGFY (ADR Level 1)


COTIZA EN
BOLSA MEXICANA DE VALORES
GEO


AMERI
Socio Fundador

www.casasgeo.com

Press Release


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

GEO ISSUES $281 MILLION PESOS IN NOTES

México, D.F. March 10, 2005 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of housing in Mexico and Latin America places with great success its 5th issuance of notes (securitization) for an amount of $281 million pesos.

This new issuance of notes was placed with a rate of CETES +0.9 points and a maturity of 6 years, substituting the issuance of $100 million pesos that was amortized on February 28, which paid a rate of Cetes+2.5 points. This difference in rates represents important savings for the Company.

Regarding this move, Miguel Gomez Mont, CEO of GEO, noted, "The great success of this issuance, with a demand of approximately 1.7 to 1, demonstrates the confidence of investors in our growth potential and the financial health of our Corporation."

Victor Segura, CFO, added "Derived from our excellent operating results, control, and fulfillment of this schemes, this issuance, as well as the one placed on March 31, 2004, enjoy a "AAA" grade from Standard & Poor's and Fitch, which has allowed us to issue in very competitive conditions."

Corporación Geo is the leading housing developer in Mexico and Latin America, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, GEO has produced and sold over 233,000 homes, where more than 1,100,000 people now live, more than double its nearest competitors. GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Press Release


Casas GEO

Contacts for Additional Information:

Jorge Pérez
Director of Investor Relations
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com

Kenia Vargas / Eduardo Muñiz
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com

Press Release


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

GEO REPAYS P$300 MILLION MÉDIUM TERM NOTE

México, D.F. January 27, 2005 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of housing in Mexico and Latin America, today announced that, in line with its commitment to improving the Company's debt profile, it had repaid the "GEO P01", a medium term note with P$300 million in principal that matured January 27, 2005.

The note was part of a $600 million debt offering initiated in 2000. This portion of the program, the P$300 million note, had a term of three and a half years.

Regarding this move, Miguel Gomez Mont, CEO of GEO, noted, "The Company has shown its resolve to improving the financial structure and adding value to the Geo equity through the cancellation of this note. It sets us on the right path to build further investor confidence."

Victor Segura, CFO at Geo, added "In line with management's strategy and our expectations for cash flow, we were able to successfully reach our goal of reducing debt, thereby improving the Company's risk profile."

Corporación Geo is the leading housing developer in Mexico and Latin America, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, GEO has produced and sold over 213,000 homes, where more than 1,060,000 people now live, more than double its nearest competitors. GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Press Release


Casas GEO

Contacts for Additional Information:

Jorge Pérez
Director of Investor Relations
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com geo_ir@casasgeo.com

Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

GEO SWEEPS THE
2005 GLOBAL RANKINGS OF INVESTOR RELATIONS WEBSITES

México, D.F. January 31, 2005 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of housing in Mexico and Latin America, received the most awards in the 2005 global ranking of Investor Relations websites organized by MZ Consult and presented at a ceremony in Sao Paulo, Brazil. Geo received the POP+ Award for best Investor Relations website in México for the fourth consecutive year and was voted second in Latin America by capital markets professionals.

The Company's unconditional promise to distribute information of the highest quality to the financial markets was recognized this year with several awards: First place in the TOP 5 Award category for the best Investor Relations website in México and third place in Latin America, based on a set of technical criteria. First place in the TOP 1 Award in the Global category for the best Investor Relations website in the Homebuilding, Cement & Construction sector, according to technical criteria and the RAO Award for Best on-line Annual Report in México, second in Latin America and First Global place in the Homebuilding, Cement & Construction sector.

An oversight committee, composed of professionals from Linklaters, KPMG and J.P. Morgan, reviewed the results to guarantee transparency for all of the awards.

"At Corporación Geo, we are very proud of this additional recognition of our communication efforts with investors and the public, in general. We have made an unconditional promise to achieve excellence in all aspects of our relations with the


Casas GEO

markets and we will continue to honor this promise in 2005 and beyond," commented Miguel Gómez-Mont, Chief Executive Officer of Corporación Geo.

Jorge Pérez, Director of Investor Relations, concluded: "The results of this year's competition are a testament not only of the abilities of our website design team, but also of Geo's unconditional promise to improve our website, which is a valuable tool for communicating with the market.

Corporación Geo is the leading housing developer in Mexico and Latin America, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, GEO has produced and sold over 213,000 homes, where more than 1,060,000 people now live, more than double its nearest competitors. GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts for Additional Information:

Jorge Pérez
Director of Investor Relations
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Kenia Vargas
Investor Relations
Corporación Geo
Ph. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


Casas GEO


Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V

GEO RECEIVES 3 AWARDS FROM AMERI-MZ CONSULT IN THE 2004 GLOBAL RANKINGS OF INVESTOR RELATIONS WEBSITES

México, D.F. January 27, 2004 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of affordable housing in Mexico and Latin America, won the POP+ Award for best Investor Relations website in México for the third consecutive year and was voted second in all of Latin America, behind only Petrobras in voting by capital markets professionals. Geo also was awarded second place in the Top 5 Award category for best investor relations website in México based on a set of technical criteria. In addition, Geo received first place honors in the Global category for Homebuilding, Cement & Construction sectors.

A record 262 companies from 33 countries competed for awards in the sixth year of this annual event. Among the notable participants were Bayer, Reuters, General Electric, Adidas-Salomon, Verizon, Fedex, Petrobras, McDonalds, Colgate-Palmolive, Kookmin Bank, and Durban Roodepoort Deep, among others.

"At Corporación Geo we are very proud for this additional recognition of our communication efforts with investors and the public, in general. We have made an unconditional promise to achieve excellence in all aspects of our relations with the markets and we will continue to honor this promise in 2004 and beyond," commented Miguel Gómez-Mont, Chief Executive Officer of Corporación Geo.

Companies competed in three categories with awards given by region and sector. Based on participation levels, the competition was divided into four regions (North America, Europe, Latin America, Asia Pacific-Africa) and thirteen sectors.


Casas GEO

An oversight committee composed of professionals from Linklaters, KPMG, and Citigroup reviewed the results to guarantee transparency for all the TOP 5 and RAO1 awards, At the same time, KPMG was responsible for auditing all processes and ensuring the authenticity of results in each of the prize categories for the POP+ awards.

Geo dominated the voting to win the Most Popular Website in México award and achieve second place in this year's competition for all of Latin America. This is the third year in a row that Geo has won the POP+ award for best website in México.

Iván Vela, Director of Finances and Capital Markets, concluded, "Winning this award for the third year is an honor and encourages us to demand more each year of our wesite in order to further improve upon this valuable market communications tool.".

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

For More Information, Contact:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com




Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V

GEO RECONFIRMS ITS 2004 GOALS

México, D.F. March 12, 2004 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of affordable housing in Mexico and Latin America, confirmed last Wednesday March 10th, its Goals for the year 2004: increase Revenues and EBITDA between 14% and 16%, Free Cash Flow generation between $500 and $600 million pesos, finishing the year with an Accounts Receivable to Sales Ratio between 45% and 47%, and a Net Debt between $800 and $900 million pesos.

In addition and in accordance to the industry's knowledge about the generalized delay of the main Mexican Housing Institutes at the start of the year, Geo announced that the year 2004 presents a different Quarterly Revenues Seasonality compared to 2003.

However, Geo estimates a 7% increase in 1Q04 Revenues in comparison to 1Q03.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.


Casas GEO

For More Information, Contact:

Jorge Pérez
Investor Relations Officer
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


Casas GEO


Casas GEO
Para vivir como quieres



CORPORACIÓN GEO, S.A. DE C.V.

GEO CONGRATULATES INFONAVIT FOR ITS FIRST $750 MILLION PESOS SECURITIZATION

Mexico City, March 22, 2003 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204), the leading housing developer in Mexico and Latin America, congratulates INFONAVIT for its successful issuance of certificates (CEDEVIS) for $750 million pesos celebrated last Friday March 19 in the Mexican Stock Exchange.

The CEDEVIS (certificados de vivienda) are pesos denominated that are mortgage backed by the INFONAVIT, and have a minimum maturity of 7 years and a maximum of 12 years. The paper was negotiated at a 9.15% fixed annual rate, equivalent to a real interest rate of 4.41%. All three major rating agencies rated the issuance with the highest rating any company or government institution in Mexico could receive. The demand from 76 Institutional Investors surpassed 1.5 times the offer, reaching $1,135 million pesos.

Miguel Gomez Mont, CEO at Corporacion Geo, said "INFONAVIT's issuance opens the window to an extraordinary source of financing and states INFONAVIT's commitment to meet the goal of President Fox's administration to reach 750,000 mortgages per year in 2006. With such a strong demand from investors for this kind of securities, we expect other institutions to follow and increase mortgages financing for the years to come."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor.



Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

For More Information, Contact:

Jorge Pérez
Investor Relations Officer
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com




Casas GEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO DEMONSTRATES CONFIDENCE IN ITS OWN AND INDUSTRY'S FUTURE

Mexico City, April 20, 2004 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204), the leading housing developer in Mexico and Latin America, demonstrates its confidence in the Company's own future and that of the industry by proposing both the elimination of its "Shareholders Rights Program" as well as a share split in the ratio of 5 new GEO B shares for each one currently held.

In light of the Company's confidence in its growth outlook, combined with the recovery of a premium valuation for the stock and the favorable expectations for the housing industry's future, Geo's Board of Directors will propose to shareholders at its Annual Shareholder's Meeting, taking place April 21, the elimination of its "Shareholders Rights Program".

At the same time, the Board of Directors for Geo will also propose a share split in the ratio of 5 to 1 in order to increase the domestic market liquidity.

Miguel Gómez Mont, Chief Executive Officer of Corporación Geo commented, "We feel certain about Geo's growth and the outlook for the overall industry. This, in our opinion, is the perfect time to communicate this to the market, give our shares increased liquidity and send a clear signal of this confidence to our shareholders."


Casas GEO

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

For More Information, Contact:

Jorge Pérez
Investor Relations Officer
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


Casas GEO


Casas GEO®

CORPORACIÓN GEO, S.A. DE C.V

GEO ANNOUNCES VOTING RESULTS FROM ANNUAL SHAREHOLDERS MEETING HELD ON APRIL 21, 2004

México, D.F. April 23, 2004 – Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of affordable housing in Mexico and Latin America, today announced voting results from the Annual Shareholders Meeting that took place on April 21, 2004.

The shareholders of Corporacion Geo voted in favor of the proposals made by the Board of Directors of the Company in the Annual Shareholders Meeting, approving both the share split in the ratio of 5 new GEO B shares for each one currently held, as well as the elimination of the "Shareholders Rights Program".

Both of the proposals submitted by the Board of Directors of Corporacion Geo reflect their confidence in the future of the Company and the Housing Industry, transmit a signal of confidence to investors and will help achieve the objective of increasing the liquidity of the shares.

S.D. Indeval S.A. de C.V. "Institución para el Depósito de Valores" will manage the exchange of shares, starting on May 11, 2004. Shareholders will not incur any cost to exchange shares.



Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

For More Information, Contact:

Jorge Pérez
Investor Relations Officer
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com





CORPORACIÓN GEO, S.A. DE C.V

GEO REMINDS ITS SHAREHOLDERS THAT THE SHARE SPLIT PROGRAMMED FOR MAY 11, 2004, WILL BE REFLECTED IN THE STOCK PRICE TOMORROW FRIDAY MAY 07

México, D.F. May 06, 2004 – Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of affordable housing in Mexico and Latin America, reminds its shareholders that the "five to one" share split will be reflected as of tomorrow Friday May 11th in the Bolsa Mexiana de Valores (BMV) at the opening of the Mexican market.

The Bolsa Mexicana de Valores (BMV) requires an ex-date period of 48 hours prior to the actual exchange of stock that will be performed by Indeval "Institución para el Depósito de Valores" on May 11, 2004. Shareholders will not incur on any cost to exchange shares.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

For More Information, Contact:

Jorge Pérez
Investor Relations Officer
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com

Press Release


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

GEO ANNOUNCES CHANGE IN VICEPRESIDENT FOR LEGAL AFFAIRS

México, D.F. May 17, 2004 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of affordable housing in Mexico and Latin America, today announced that Emilio Cuenca Friederichsen, the Company's Vicepresident for Legal Affairs since 1985, has decided to retire. His decision to pass the position on to the next generation puts Salvador Villaseñor Arai, who has long experience in the public and private sector.

Emilio Cuenca is the "Dean of Mortgage Banking," and stood out over his long career for the important works and many successes achieved within the mortgage sector for Banca Cremi. He also has been a pillar behind the development and growth of Corporación Geo, where he will continue as a member of the Administrative Board.

Luis Orvañanos Lascurain, Chairman of the Board at Corporación Geo, thanked Emilio Cuenca for his vision and great commitment to the Company. He added, "The arrival of Salvador will be a key to crystallizing the Company's ambitious projects."

Mr. Villaseñor Arai, having completed his law degree at UNAM, stayed on with the university as professor. He also was Secretary of the Administrative Board of the Federal Jurisdiction, while serving as Director of Legal Affairs for Human Rights Defense. Mr Villaseñor is a very recognized person in the legal and financial fields and also as a remarkable business man. In the last years he has worked in Corporacion Geo as advisor, Company's legal representative and lawyer.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 30 years, GEO has sold and produced over 200,000 homes, where more than 1,000,000 people now live, more than double its nearest competitors.

WWW.CASASGEO.COM

Press Release


Casas GEO

GEO is dedicated to Generating Value for its Shareholders through a Profitable Growth strategy, based on providing Superior Quality of Life to all its Homebuyers.

Contacts for Additional Information

Jorge Pérez
Investor Relations Officer
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com

Press Release


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO INCLUDED IN MSCI STANDARD INDEX SERIES

Mexico, D.F. May 13, 2004 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of affordable housing in Mexico and Latin America, announced today that it has been selected for inclusion in the Morgan Stanley Capital International Inc., MSCI Standard Index Series, effective May 28, 2004.

The primary criteria considered by the MSCI Standard Index Series to include Geo in the Index were the increase of the company's market capitalization that has been driven by the sustained growth it has demonstrated in the past several years, and as its high percentage of shares floating in the market, or free float.

"Inclusion in the MSCI Standard Index Series is further evidence of the excellent performance achieved by Geo in the past three years as well as the continued favorable outlook. We are certain this will improve the Company's visibility among international investors and attract additional capital to the Company," stated Miguel Miguel Gómez-Mont, Chief Executive Officer of Corporación Geo.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 30 years, GEO has sold and produced over 200,000 homes, where more than 1,000,000 people now live, more than double its nearest competitors.

GEO is dedicated to Generating Value for its Shareholders through a Profitable Growth strategy, based on providing Superior Quality of Life to all its Homebuyers.

Contacts for Additional Information

Jorge Pérez
Director of Investor Relations
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064

WWW.CASASGEO.COM

Press Release


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

GEO WAS AWARDED FOR BEST INVESTOR RELATION PRACTICES DURING THE IR MAGAZINE UK AWARDS 2004

Mexico City, June 22, 2004.- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204), the leading developer of affordable housing in Mexico and Latin America received an Award as "The Best Emerging Market Company" yesterday night, June 21fst, during the IR Magazine UK Awards 2004, prestigious event that distinguishes companies that have the best Investor Relations practices worldwide.

Luis Orvañanos, President of the Board of Directors at Corporación Geo, mentioned: "We at Geo feel very proud for winning another recognition for our communication practices and commitment to create value for our shareholders, fact that reflects the confidence in the company's management".

During the IR Magazine UK Awards 2004, Corporación Geo was awarded "Best Emerging Market Company Investor Relations in the UK Market" among the best companies in Mexico, Latin American, and all Emerging countries. Corporacion Geo and Petrobras were the only Latin American companies nominated in this category, being Geo the winner company.

The winners of such distinguished Awards were determined by more than 850 analysts and investors who voted and answered a survey performed by an independent party. Regarding Corporación Geo, respondents commented that "Corporación Geo is always reachable and provides information about the company on time. Geo has effectively communicated its strategy to the market".

Miguel Gómez Mont, Executive Vice-president at Corporación Geo, commented: "We are very pleased with the results achieved since the year 2000, when Geo announced its promise to improve its communications with the markets, while undertaking a company-wide reorganization and restructure to enhance its operations and financial situation. Today we can talk about a great Turnaround story in Latin America, in where the work of Geo's Investor Relations team has played a fundamental role".


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Jorge Pérez, Investor Relation Officer, added: "We are very content for having won this Award. This not only demonstrates Geo's Investor Relations serious and continuous efforts, but the management's dedication to provide clear, precise, and transparent information in a timely manner".

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts :

Jorge Pérez
Investor Relations Officer
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperazr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

PREI AND CORPORACION GEO SET TO INVEST US $175 MILLION TO ACQUIRE LAND IN 2004

Mexico City, June 30, 2004.- Corporacion Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204) and PREI announced today that they had closed the first phase of their joint venture to develop affordable, middle and residential housing throughout Mexico. Geo is Mexico's leading homebuilder and the largest developer of affordable, middle and residential housing in the Americas, by number of units sold. PREI is the real estate investment advisory business of Prudential Financial Inc. (NYSE: PRU).

Luis Orvañanos, President of the Board of Directors at Corporación Geo, mentioned: "We at Geo feel very proud for winning another recognition for our communication practices and commitment to create value for our shareholders, fact that reflects the confidence in the company's management".

In announcing the completion of phase one, Miguel Gomez Mont, Chief Executive Officer of Geo, cited, "At a time when several Mexican homebuilders are tapping the equity markets to raise capital to buy land and pay down debt, Geo has been able to structure a landmark investment program with PREI that guarantees Geo will have sufficient land to meet its growth objectives in the years to come, without diluting existing shareholders, and to significantly lower Geo's need to resort to debt to buy land. The completion of phase one delivers on our promise to stay one step ahead, as the market leader in Mexico."

Roberto Ordorica, Head of PREI's Latin American operations, added, "Our confidence in Mexico, the growth of Mexico's residential market and Geo's proven ability to capitalize on that growth is a very attractive proposition for us." "While we originally planed the first phase to be US$100 million, we increased the size of the first phase to US$175 million, so Geo can secure land in markets it deems strategic."

Victor Segura, Chief Financial Officer of Geo, observed, "We are on track to reduce our debt levels and improve our management of working capital. Our association with PREI strengthens Geo's balance sheet overall, and our ability to compete more effectively in the market." Francisco Andragnes, Vice President for Investment of PREI Latin America, added "Geo's national platform sets Geo apart from


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its competitors. To date we have approved approximately US$97 million of investments to secure land on behalf of the joint venture and we expect to invest the totality of phase one, before year end."

Luis Abdeljalek, Geo's Director in charge of the joint venture with PREI commented, "We expect the capital of the first phase will help us create barriers to entry in some of our most dynamic markets, by allowing us to control larger tracks of land, where previously Geo didn't have the financial muscle to do so".

PREI provides global real estate investment management services in the U.S., Europe, Asia and Latin America. PREI managed total assets of $22.3 billion on behalf of more than 400 clients as of March 31, 2004; net assets under management (i.e., after deduction of associated debt and liabilities) were $15.2 billion. For information, visit www.prei.com.

Prudential Financial companies, with approximately $454 billion in total assets under management as of March 31, 2004, serve individual and institutional customers worldwide and include The Prudential Insurance Company of America, one of the largest life insurance companies in the United States. These companies offer a variety of products and services, including life insurance, mutual funds, annuities, pension and retirement related services and administration, asset management, securities brokerage, banking and trust services, real estate brokerage franchises and relocation services. For more information, visit www.prudential.com.

Corporacion Geo is the leading housing developer in Mexico and the largest builder of affordable, middle and residential housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable, middle and residential houses in Mexico. Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Press Release


Casas GEO

Contacts :

Jorge Pérez
Investor Relations Officer
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com

Press Release


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

CORPORACION GEO REVOLUTIONIZES HOMEBUILDING SECTOR

Mexico City, June 30, 2004.- Corporacion Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204) once again leads the homebuilding sector in innovation by announcing today the launch of GEO-SEGURO, an insurance product for its clients, which will generate significant social benefits for the country.

Thanks to 31 years of experience and the full support of the most solid insurance provider in Mexico, Seguros Inbursa, Corporación Geo has become the first and only company in the homebuilding sector to offer this type of service to its customers, as it claims to provide them with safety, and protection to their properties. This product will protect the recipient of INFONAVIT who has purchased with Casas Geo as of July 1, 2004, with the insurance for two years on the installations and fixtures, and for 10 years against structural damage originating from production flaws.

Luis Orvañanos Lascurain, Chairman of the Board at Corporación Geo, commented "after months of investigating, analyzing, and designing GEO-SEGURO, we are the first and only company in all Latin America to succeed in launching the product, which will benefit millions of Mexicans. In addition to providing high-quality and dignified housing, we are providing a very important value-add to all of our clients.

Miguel Gómez-Mont, Chief Executive Officer of Corporación Geo stated his appreciation of INFONAVIT for endorsing the project, adding "with the important introduction of this product, provided in conjunction with Seguros INBURSA, Geo is working to improve the prestige of the housing industry in Mexico and encouraging certification of all the home developers involved in the industry."

Corporación Geo is the leading housing developer in México, with a operations in the 33 most dynamic cities of México, in the states of Baja California, Coahuila, Durango, Estado de México, Guanajuato, Guerrero, Hidalgo, Jalisco, Morelos, Nuevo León, Oaxaca, Puebla, Querétaro, San Luis Potosí, Tamaulipas, Tlaxcala, Veracruz, Zacatecas and México City; and covering more than 70% of the country's population. In the past 31 years, GEO has sold and produced over 200,000 homes, where more than 1,000,000 people now live, signifying that 1% of the country's population lives in a Casa GEO.

Press Release


Casas GEO

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts :

Jorge Pérez
Investor Relations Officer
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


Casas GEO®

CORPORACIÓN GEO, S.A. DE C.V

CORPORACION GEO RECEIVES MEXICAN STOCK EXCHANGE LIQUIDITY AWARD FOR THIRD CONSECUTIVE YEAR

Mexico City, July 30, 2004.- Corporacion Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204) celebrated the leading developer of housing in Mexico and Latin America, announced today that the Mexican Stock Exchange has awarded Corporacion Geo the "2003-2004 Liquidity Award" in recognition of the Company's high level of liquidity over the last 12 months.

The award not only recognizes Corporacion Geo's high liquidity levels but also its timely and full compliance with the requirements of the marketplace.

Commenting on the award, Mr. Miguel Gómez Mont, CEO of the Company, said "We are very happy to receive this award for the third consecutive year. At Corporacion Geo, we are proud to be among the small group of companies with high levels of liquidity as it is a very important factor for our investors."

As of August 4, 2004, Corporacion Geo's stock price has risen 35% this year. In the last twelve months the shares have returned 103%, while the average daily trading volume is now above $3 million dollars, an increase of 328% from the $700 thousand dollars recorded as of August last year.

Press Release


Casas GEO

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, Geo has sold and produced over 213,000 homes in which live more than 1,060,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts:

Jorge Pérez
Investor Relations Officer
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

CORPORACION CELEBRATED 10 YEARS OF BEING LISTED IN THE BOLSA MEXICANA DE VALORES

Mexico City, July 30, 2004.- Corporacion Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204) celebrated last Wednesday July 28 its first ten years of being listed in the Bolsa Mexicana de Valores (BMV).

During the celebration, Luis Orvañanos, Chairman of the Board at Corporación Geo, commented "Ten years ago we were pioneers in the Mexican homebuilding sector, setting out on a great adventure that seemed both uncertain and difficult. Today, we are very proud to declare that it has been a wonderful experience, through which we have led the way for the sector and set the standards. During this period, we have faced good times and difficult times that together have helped us rise to the level of responsibility expected of a public company."

Miguel Gómez Mont, Chief Executive Officer at Corporación Geo stated "We are very pleased and feel proud to be celebrating our first ten years of being listed in the Bolsa Mexicana de Valores, which has allowed us to become the largest homebuilder in the Americas. We feel very proud of our accomplishments, and will continue to focus on generating further value for our shareholders through a growth strategy that is profitable and is based on providing a superior quality of life to all our homebuyers."

We note some achievements and statistics that best illustrate Geo's past ten years:

Sustainable Growth during the last ten years:

- Geo has grown from selling 3,700 homes in 4 cities during 1993, to 29,520 homes in 33 cities and 19 states in 2003.
- Geo has delivered more than 213,245 houses, which are now home to more than one million Mexicans.


Casas GEO

Share performance:

- During the last ten years, Geo's share price has increased more than fivefold, which is 355% above the performance of the Mexican Index (IPC).
- During the same period, 3,361 million Geo shares were traded, equivalent to $51,000 million pesos, or 16 times Geo's equity.
- In the period between December 2000 and June 2004, the stock achieved a 1,015% return, significantly outperforming the 82% return on the IPC during the same period.

Materials consumed in the construction of our developments:

- We produce close to 75% of all the components we employ in the building of our homes.
- If we were to line up all the blocks used in our buildings over the last ten years, the resulting line would circle the globe 4 times.
  The amount of steel we have used would allow for the construction of 52 Eiffel Towers.

Geo, as a leader in the sector, has always been at the forefront of technology, of commercialization and of business, among others. This is clearly demonstrated by, among other things, the venture between Geo and Prudential Real Estate Investors to buy sufficient land to support continued growth of the Company, along with the recent launch of Geo-Seguro that provides our clients with insurance coverage for 10 years against damage to their house and the creation of the G-Homes brand, which specializes in promoting and selling middle-income and residential level housing.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, Geo has sold and produced over 213,000 homes in which live more than 1,060,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts:

Jorge Pérez
Investor Relations Officer
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

GEO TITLED THE FIRST HOUSE IN THE STATE OF BAJA CALIFORNIA THROUGH CO-FINANCING PROGRAM

México, D.F. August 16, 2004 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of housing in Mexico and Latin America, announced that it was the first company to title the first house in the state of Baja California through co-financing program and the first for Geo at the national level.

Demonstrating that it is always at the forefront, Geo continues being involved in exclusive negotiations for creating financial instruments designed to offer the best products to its clients.

To that regard, Iñigo Orvañanos, Director of Corporate Planning for Geo, commented "after many long months of arduous negotiations that demonstrated the creativity needed to continue conquering the larger market, Geo achieved very advantageous terms as we are convinced that ours is the best product. Geo has arranged alliances with several of the principle mortgage lenders and banks in Mexico, those which guarantee the best payment terms for our clients, so that every person who comes into our sales offices obtains a tailor-made structure for buying their own house."

Facilitating the first co-financing fills us with satisfaction and pride, as it not only represents the fruit of several months of work, from conception through the negotiations, but also it constitutes and exceptional instrument that positions us as one of the companies with the best credit arrangements and conditions for our clients. This motivates us to push forward in our constant effort to serve our clients and should


Casas GEO

encourage us to continue at the lead in offering the best products," noted Jorge Pérez Rivero, Geo's Director of Investor Relations.

The co-financing is a credit program developed jointly by INFONAVIT and Sociedad Hipotecaria Federal (SHF) to reach a larger number of their beneficiaries and provide them substantial benefits, which is operated in conjunction with banks and Sofoles (non-bank bank).

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, Geo has sold and produced over 213,000 homes in which live more than 1,060,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts for Additional Information:

Jorge Pérez
Director of Investor Relations
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com

Press Release


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V.

PRESIDENT FOX PRESENTS AWARD TO LUIS ORVANANOS

Mexico City, September 1, 2004.- Luis Orvañanos, Chairman of the board of Corporación Geo, received from President Fox the "Medal of Honor for Entrepreneurial Merit 2004" granted by the National Chamber of Commerce in Mexico City (CANACO) during its 130th anniversary celebration.

The purpose of this award is to acknowledge the outstanding contribution of businessmen whose leadership and vision have greatly benefited the Mexican people. Mr. Luis Orvañanos was selected for this award from among many candidates, not only for his entrepreneurial merit but also his ethical and altruistic values. Other distinguished businessmen to receive this important award were Alfredo Góngora Gutiérrez CEO of "Casa Góngora" and Alejandro Álvarez Guerrero, President of "Cable Mas."

During the celebration, President Fox commented: "I especially congratulate all three men who, for their merits, received the medal today from the CANACO."

Luis Orvañanos expressed his gratitude and mentioned: "I feel very proud in receiving this award and I would like to share it with my family in appreciation of their support. I also would like to thank all the team members at Corporación Geo, a company forged on clear ideals and values that, throughout 31 years of hard work, have given us the enormous satisfaction of providing quality homes to more than one million Mexicans."


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Miguel Gómez Mont, CEO of Corporación GEO, declared: "Luis Orvañanos is definitely a keystone for the housing industry in Mexico. Through his leadership, efforts and vision, he has greatly contributed to the development and professionalism of the housing industry in Mexico."

Corporación Geo is the leading housing developer in Mexico and the largest homebuilder in the Americas, in terms of homes sold. It is a fully integrated company engaged in all aspects of design, development, construction, marketing, and sale of lower affordable, affordable, middle income and residential housing.

Geo is the most geographically diversified developer in Mexico, with operations in 33 cities and 19 states throughout the country, representing 76% of the population. In the past 31 years, Geo has sold and produced over 213,000 homes in which live more than 1,060,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts:

Jorge Pérez
Investor Relations Officer
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com

Press Release


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO SIGNS IMPORTANT AGREEMENTS FOR DEVELOPMENT OF CO-FINANCE PROGRAM AND TO PROMOTE THE SALE OF LOTS WITH BASIC SERVICES AND TO FINANCE UNSERVED WORKERS

Mexico D.F. September 6, 2004 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of housing in Mexico and Latin America, announced it had signed several agreements, key to the development of the co-financing program, for the promotion and sale of lots, complete with basic utilities, and another one to address the important segment of workers whose daily wage consists largely of tips.

Geo, always demonstrating that it is at the forefront, continues to hold important negotiations, by way of its alliances with select Mexican banks and financial institutions, designed to create programs for conquering the underserved markets and offering its clients the best products at the best terms.

Corporación Geo signed an agreement with BBVA Bancomer to provide up to $2.0 billion pesos worth of mortgages for our clients, those determined through the co-financing program. This plan offers several advantages to the purchaser such as access to a greater amount of credit, with lower incomes and smaller monthly payments. This program offers mortgages with a 9.0% interest rate for periods up to 25 years.

At the same time, Geo is the first and only company to sign two agreements with Banco Azteca for attacking new markets. The first is to promote and sell lots with the basic services to people of lower incomes who do not presently have access to mortgage financing from the housing institutes. The basic utilities included are water,


Casas GEO

electricity, gas, sewer, and telephone, which are provided at prices and with payment plans that make them available to a large group of potential clients who as of today are still underserved.

The second is to provide mortgages to those clients of Geo who receive a large portion of their income in the form of tips, by offering them the benefit of access to a larger line of credit but with smaller monthly payments. This program will benefit workers such as taxi drivers, waiters, gas station and valet parking attendants, etc.

Victor Borrás, Chief Executive of Infonavit, who was present for the signing, noted, "the way in which the co-financing program is proceeding, the Infonavit goals could be substantially increased working as a trigger for the housing industry development."

"Geo continues to demonstrate an unending creativity as it conquers a bigger market and realizes the best terms and conditions, being convinced that we offer the best product. We have entered various strategic alliances with the leading financial institutions and banks in México that guarantee the best terms in the marketplace for our clients, in order that everyone who comes to our sales office obtains the best option for buying their home," commented Luis Orvañanos, Chairman of the Board at Corporación Geo

Carlos Septién, Chief Executive of Banco Azteca noted, "We are quite proud to have assisted in developing these types of programs, one's that are specifically designed to meet the most basic needs, such as housing, for a larger number of people who, before today, had no access to this type of credit."

Finally, Daniel Leal, Chief Executive of Banca Hipotecaria, a BBVA Bancomer company, added, "We are pleased to have signed this agreement with the country's largest homebuilder, which will help propel further development of the co-financing


Casas GEO

program and, thereby, help a large number of families obtain better terms for acquiring their own home."

Corporación Geo is the leading housing developer in Mexico and Latin America, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, GEO has produced and sold over 213,000 homes, where more than 1,060,000 people now live, more than double its nearest competitors. GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts for Additional Information:

Jorge Pérez
Director of Investor Relations
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com

Press Release


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

GEO INVESTOR RELATIONS PROGRAM RECOGNIZED AS SECOND BEST

Mexico D.F. September 28, 2004 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading developer of housing in Mexico and Latin America, was voted second in the Cement & Construction category in a survey of sell-side analysts conducted by the Institutional Investor Research Group ranking the best investor relations practices.

Luis Orvañanos, Chairman of the Board at Corporación Geo, commenting on the award noted "We are very proud that all of our labors and the promise we made to the market for greater communication and transparency are generating awards and believe it reflects the greater confidence in Geo's management."

The 2004 opinion survey on investor relations in Latin America, carried out by the Institutional Investor Research Group, polled 63 sell-side analysts from 14 international firms involved. The criteria used in evaluating a company's investor relations efforts were: transparency and quality of information, credibility and integrity, speed of response and accessibility of management, among others.

In this manner, Geo was ranked second, behind only Cemex, for having the best investor relations.

"Improving our relationship with investors is something we take seriously at Geo and try to do every day. We constantly look to provide information to the general public that is accurate, complete and timely. Experience has shown us that it is essential to


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communicate the Company's strategies effectively," commented Miguel Gómez Mont, Chief Executive Officer of Geo.

Jorge Perez, Director of Investor Relations, added, "it is a pleasure to know that Geo is worthy of receiving further recognition for its investor relations program. This indicates that our efforts to improve communications with the market is bearing fruit and presents us with the new challenge of continuing to be the best."

Corporación Geo is the leading housing developer in Mexico and Latin America, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, GEO has produced and sold over 213,000 homes, where more than 1,060,000 people now live, more than double its nearest competitors. GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts for Additional Information:

Jorge Pérez
Director of Investor Relations
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V

GEO SIGNS THE FIRST MORTGAGE UNDER THE FINANCING PROGRAM FOR TIPPERS

México, D.F. October 15, 2004 — Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading housing developer in Mexico and Latin America announced today to be the first Company to sign a credit under the Financing Program for Tippers.

Geo, being leader in the Housing Industry in Mexico, demonstrates once again its commitment towards its costumers through the creation of financial instruments in combination with several leading Credit Institutions in Mexico in order to offer the best products to its clients.

This new scheme was created to benefit workers who receive most of their monthly income through tips, such as waiters, taxi drivers, gas station and valet parking attendants, etc. To whom, without this program, would be very difficult to access a loan for purchasing a home.

Luis Orvañanos, Chairman of Corporación Geo commented, "We are creating ties to a large number of people, particularly those in the restaurant and extensive tourist industries, through this initiative. This program has significant potential as it develops further. Working along with Infonavit and Banco Azteca, we have an opportunity to extend this program to everyone who lacks a house, while laboring for justice and serving as an example for the rest of the country."


Casas GEO

Today, we gave Oswaldo Duran the keys and title to the first house provided under this program, which was arranged by Geo, Banco Azteca, and Infonavit. Mr Duran, who works as a waiter in Suntori, a Mexico City restaurant, earning minimum wage each month, is purchasing a home from Geo valued at US$28,000. An official ceremony was held in the Board Room at Infonavit.

The mortgage granted today was for the acquisition of a home from the housing development "Conjunto Hacienda Cuautitlán Centro" located in the Municipio of Cuautitlán, State of México.

This program is very important to Infonavit and it is essential to expand it further across the whole country. To this regard, Geo is an excellent ally and we appreciate all their assistance in designing the program and their presence in a majority of the locations where this need exists. The biggest challenge we face is in meeting these needs and paying proper attention to an entire group of workers," commented Víctor Borrás, Chairman of Infonavit.

Miguel Gómez Mont, Chief Executive Officer of Corporación Geo, added, "We are very proud to be, once again, the first and only ones to successfully offer coverage to a new and very important segment of the Mexican population. We also excited to have the support of Banco Azteca and Infonavit, which we are confident will translate into gaining a large number of clients."

"Banco Azteca is quite pleased to have helped Geo's and our Group's natural market meet their basic needs. Today, in conjunction with Infonavit and Corporacio Geo, the first house was titled in the state of Mexico under this program, which provides financing to workers whose wages are mostly tips (Financiamiento al Trabajador Propinero). We hope to offer more homes as part of this program in other locations like Baja California, Puebla, Acapulco, and others in the near term where there is


Casas GEO

considerable tourism, eventually extending it to the whole country," noted Felipe Silva, Director of Mortgage Banking for Banco Azteca.

Corporación Geo is the leading housing developer in Mexico and Latin America, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 31 years, GEO has produced and sold over 213,000 homes, where more than 1,060,000 people now live, more than double its nearest competitors. GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

Contacts for Additional Information:

Jorge Pérez
Director of Investor Relations
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO IS RANKED FIRST IN LATIN AMERICA AND SEVENTH AMONG EMERGING MARKETS COMPANIES, BY EUROMONEY 2004 CORPORATE GOVERNANCE SURVEY

Mexico City, December 08, 2004 - **Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204),** the leading housing developer in Mexico and Latin America, has been ranked first for its Corporate Governance practices among Latin American companies and seventh overall in the emerging markets category by Euromoney magazine in its 2004 Corporate Governance Survey, which was published in September 2004, Volume 35, number 425.

Luis Orvañanos, President of Corporación Geo, commented: "The results of this survey confirm the quality of our Corporate Governance practices as recognized by local and international investors. Corporate honesty, sustainability and social responsibility have become a great obsession of financial markets in recent years. Therefore In Geo, we are convinced that having an effective Corporate Governance structure enhances our performance and offers greater confidence in our company to the investment community. "

Euromoney surveyed targeted emerging markets companies across Latin America, Asia, and eastern Europe in one of the following categories: largest 500 companies as measured by market capitalization according to the MSCI Emerging Markets index, and emerging market equity indices. It also surveyed western European and North American companies in the category of western European and North American equity indices. The ranking was determined according to ownership transparency and rights, financial transparency, board structure and processes, stakeholder relations, and managerial interests.

Among all the companies listed in the emerging markets category, Corporación Geo was ranked in seventh place. Geo was, for the second consecutive year, the only Mexican company ranked in the top 10.

In the category Latin American public companies, Geo was ranked #1 with the best overall score.

Miguel Gómez Mont, CEO at Corporación Geo, said: " Today, investors have given serious importance to corporate governance issues when analyzing the companies in which they will invest. Therefore we hace enhanced several measures to improve our Corporate Governance in Geo and we are very proud to have been recognized in this year's Euromoney Survey "

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 200,000 homes in which live more than 1,000,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

For More Information, Contact:

Jorge Pérez
Investor Relations Officer
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Ricardo Maiselson / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com

9th ANNUAL MERRILL LYNCH GLOBAL EMERGING MARKETS FORUM

JUNE 7-9, 2005

The Right Company




COTIZA EN
BOLSA MEXICANA DE VALORES
GEO


AMERI
Socio Fundador

Company Description

SUMMARY

- The Mexican Housing Industry offers a unique visibility and above-average growth due to the Housing initiatives that the President Fox Administration has been supporting during the last four years.
- Geo is the leading housing developer in Mexico with the largest Market Share, Geographical Coverage, "Top of Mind" brand and the Best Product testified by the National Housing Awards. It is the largest builder of Lower Affordable, Affordable, Middle Income and Residential housing in the Americas, in terms of homes sold.
- Geo is growing at double digits on a stable and profitable basis, achieving Positive Free Cash Flow and Net Debt reduction for five consecutive years, and historical bests in its Working Capital Management.
- The JV for Land Acquisition with Prudential demonstrates Geo's commitment to generating stronger Free Cash Flow, reducing Net Debt, and establishing a more solid platform for stronger sustainable growth.
- Geo is the Homebuilding company with more experience and track record in the financial markets, and is the most Market-oriented and Investor-Friendly Company in Mexico according to financial markets professionals.
- Geo, through its Geo-Seguro, became the first developer to provide its homebuyers with a ten year insurance, free of charge, against hidden structural damages.
- As a consequence of its continuous innovative efforts, Geo recently launched the CREDIGEO, a program that in association with Hipotecaria Nacional provides the best mortgage conditions in the market.

Company Description

- Geo is involved in all aspects of housing development, from design and construction, to marketing and sales of Lower Affordable, Affordable, Middle Income and Residential houses in Mexico.
- Geo is also the most geographically diversified housing company in Mexico, operating in 33 cities and 19 states, covering the territories where more than 76% of the Mexican population is located.
- In the past 31 years, Geo has sold and produced over 233,000 homes in which more than 1,100,000 people live, close to double the amount developed by its nearest competitor.
- Geo produces 75% of the components utilized in building its homes.



***GEO is present where*:**

- ***75% of INFONAVIT credits are granted***
- ***80% of the GDP is produced***
- ***74% of marriages take place***
- ***76% of the Mexican population lives***

Industry's Demographics and Outlook


2000
Age group
90+
80-89
70-79
60-69
50-59
40-49
30-39
20-29
10-19
0-9
0
5
10
15
20
25
22 million families
2030
Age group
90+
80-89
70-79
60-69
50-59
40-49
30-39
20-29
10-19
0-9
0
5
10
15
20
25
45 million families

In the next 25 years:

- The population older than 20 years of age will grow from 56 to 96 million people.
- 23 million new homes will be required (double the current number of homes in Mexico).

Likelihood of home ownership

Housing Deficit in Mexico

- ***Total housing deficit: 5 million homes***
- ***Yearly demand: 800 thousand homes***
- ***Supply of homes in 2004: 575,000 homes***
- ***Supply of homes expected in 2006: 785,000 homes***

Housing deficit in Mexico increases by 300 thousand homes per year.

Source: CONAFOVI and Housing Institutes

Housing Institutes
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%

1,000,000
800,000
600,000
400,000
200,000
0
352
319
420
489
575
E690
E750
E825
E919
2000
2001
2002
2003
2004
E2005
E2006
E2007
E2008

(in thousands)	2000	2001	2002	2003	2004	E2005	E2006	E2007	E2008
INFONAVIT	250	205	275	301	325	375	400	425	465
SHF-FOVI	47	48	40	55	65	99	100	120	144
FOVISSSTE	15	18	42	68	68	55	70	65	65
Sofoles-Banks*	4.5	5.5	10	23	42	69	90	110	130
Others	35	42	53	42	75	92	90	105	115
TOTAL	**352**	**319**	**420**	**489**	**575**	**690**	**750**	**825**	**919**

*Includes Banks, Sofoles, Orevis, and Pemex

Housing Institutes
Goals for 2005

- ✓ ***INFONAVIT: E 375,000 Mortgages (increase of 15% from 325,000 in 2004).***
- ✓ ***SHF-FOVI: E 99,000 Mortgages (increase of 52% from 65,000 in 2004).***
- ✓ ***FOVISSSTE: E55,000 Mortgages (a decrease of 19% from 2004).***
- ✓ ***BANKS: E 69,000 Mortgages (increase of 64% from 2004).***

In 2005 the Industry is Projected to Grow 20% compared to 2004

Source: CONAFOVI and Housing Institutes

Mexican Housing Market by segments and amount of loans by mortgage institution


Residential
Above US $175,000
Middle Income
Between US $33,000 and US $175,000
Geo's Typical Market: Affordable Entry Level Between US $18,000 and US $33,000
Lower Affordable
Up to US $18,000
INFONAVIT
$175
$12
FOVISSSTE
$44
$8.4
SHF
$130
$14
Banks / Sofoles
$380
$30
Price range in thousand dollars

- Geo´s geographical diversification, infrastructure and brand name allow it to quickly adapt to changes in the market, like the come back of the middle income segment and the surge of the lower-affordable market.
- Geo is very active in the Lower Affordable segment, where the highest demand exists, and is profitable because of the use of its technology, economies of scale and strict control measures.
- Geo launched its new brand "G-Homes" designed for the Middle Income and Residential markets.

G-Homes

Geo´s Sales Mix by segment

Housing Segment	2000	2001	2002	2003	2004	E2005
Middle Income and Residential	2.0%	5.0%	7.0%	9.0%	10.0%	15.0%
Affordable (Geo's Typical Market)	95.0%	82.0%	64.0%	65.0%	65.0%	55.0%
Lower Affordable	3.0%	13.0%	29.0%	26.0%	25.0%	30.0%

- Geo has the most diversified sales mix in the industry with homes from $18,000 to $500,000 dollars.

Product Mix

A significant increase in the middle & residential segment

GEO 1Q04


9%
28%
63%

SALES MIX BY PRICE RANGE

- Lower than US$18,000
- Between US$18,001 and US$33,000
- Above US$33,000 pesos

GEO 1Q05


14%
31%
55%


Average Sales Price
300,000
290,000
280,000
270,000
260,000
250,000
240,000
261,100
262,884
268,802
271,004
290,184
1Q04
2Q04
3Q04
4Q04
1Q05

A Better Sales Mix Produced an Increase of 7.1% in the Average Selling Price

CrediGeo- The Best Mortgage

- CrediGeo is an innovative program designed to provide our clients with the best mortgage conditions in the market; guaranteed.
- **This program is financed by Hipotecaria Nacional who benefits from our large client base and in exchange for a certain number of clients they guarantee the lowest rates and payments.**
- For Geo, this innovation represents en even faster collections process and the ability to reach a broader range of clients.
- **This program represents extraordinary savings for our clients and gives them the opportunity to afford a better home with their same income level.**

Cofinavit Tippers (lower than 2x min. wage)

Price $22,000

	Before	CrediGEO	%
Down Payment	$2,200	$1,000	-55%
Monthly Payment	$113	$107	-5%
Minimum Income Required	$454	$358	-21%

Traditional Cofinavit

Price $30,000

	Before	CrediGEO	%
Down Payment	$3,000	$1,700	-43%
Monthly Payment	$244	$232	-5%
Minimum Income Required	$974	$772	-21%

Apoyo Infonavit

Price $150,000

	Before	CrediGEO	%
Down Payment	$7,500	$7,500	0%
Monthly Payment	$1,420	$1,370	-4%
Minimum Income Required	$5,690	$4,560	-20%

Bank / Sofol

Price $70,000

	Before	CrediGEO	%
Down Payment	$7,000	$3,500	-50%
Monthly Payment	$662	$638	-3%
Minimum Income Required	$2,646	$2,024	-24%


Hipotecaria
Nacional
Grupo Financiero BBVA Bancomer

CrediGEO

All approximate figures in US dollars 8 **May, 2005**

G-Homes Brand






G-Homes
www.g-homes.com

- As an important sales strategy, on May 2004, Geo launched its new brand "G-Homes" with the only purpose of promoting and selling in the middle & residential segment.
- The commitment of G-Homes is to create a synergy between design, location, quality and added value to its clients.
- Today, G-Homes is present in: Mexico city, Tijuana, Guadalajara, Monterrey, Veracruz, Acapulco, Tamaulipas, Querétaro and Cuernavaca.
- Geo's 2005 goal is to reach 100% of the middle & residential segment in all of its subsidiaries under the G-Homes brand.
- Up to 1Q05, Geo has sold 4,339 homes under the G-Homes brand and for 2005 the goal is to sell 15% of our total homes in this segment.


EBITDA & Operating Free Cash Flow
□ Free Cash Flow ■ EBITDA
2500
2000
1500
1000
500
0
-500
-1000
-1500
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 E2005
EXPANSION
TURNAROUND
PROFITABLE GROWTH
Net Debt
$255 $905 $953 $2,022 $2,140 $2,045 $1,921 $1,446 $1,371 $929 $300
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 E2005
EXPANSION
TURNAROUND
PROFITABLE GROWTH

Geo´s turnaround

Geo made the strategic decision to moderate the rapid expansion it experienced, in favor of more sustainable and profitable growth, to ensure the overall health of the company in the long-run.

Initiatives undertaken:

- Company-wide restructuring and cost-saving.
- Institutionalization of processes and information systems to increase productivity.
- Transformation of Geo´s Corporate Culture to enhance loyalty and capacity of employees.

Results:

- 15 consecutive quarters of consistent and predictable results.
- Double digit growth, margins' expansion and stronger balance sheet.

In millions of Pesos as of March, 2004

Industry Comparison


Market Share %
7.0
4.4
4.2
3.4
3.3
1.4
1.2
1.1
Geo
Urbi
Homex
Ara
Sadasi
Pulte
Sare
Hogar
Geographic Diversification (cities)
33
12
17
25
9
Geo
Urbi
Ara
Homex
Sare
1Q05 Working Capital (days)
Accounts Receivable
Inventory
250
146
439
142
431
114
288
314
268
180
Geo
Urbi
Ara
Homex
Sare
1Q05 Sales (homes)
7,018
3,941
5,100
4,900
1,942
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Geo
Ara
Urbi
Homex
Sare

Geo is market leader, has the most efficient working capital strategy and the largest land bank to assure its future growth

Operative and Financial Performance


Homes Sold
25,115
27,112
29,520
33,228
37,300
2001
2002
2003
2004
E2005
Revenues
5,487
6,001
6,723
7,916
9,262
2001
2002
2003
2004
E2005
EBITDA
1,133
1,290
1,518
1,822
2,168
21%
22%
23%
23%
23%
2001
2002
2003
2004
E2005
Net Income
326
401
547
809
971
6%
7%
8%
10%
10%
2001
2002
2003
2004
E2005
SG&A Expenses
651
639
697
799
889
12%
11%
10%
10%
10%
2001
2002
2003
2004
E2005
Integral Cost of Financing
267
258
219
198
213
5%
4%
3%
3%
2%
2001
2002
2003
2004
E2005

Geo has successfully achieved steady growth with stable margins

In millions of Pesos as of March, 2005

Operative and Financial Performance



Interest Coverage
1.60
1.84
2.31
2.99
3.04
2000
2001
2002
2003
2004
EPS
0.35
0.64
0.77
1.05
1.53
2000
2001
2002
2003
2004
ROE
9.3%
12.3%
14.5%
18.4%
24.0%
2000
2001
2002
2003
2004
Accounts Receivable
(days & % of Sales)
184
183
174
157
137
50%
50%
48%
43%
37%
2000
2001
2002
2003
2004
Accounts Receivable
+ Inventory (days)
176
164
148
215
247
184
183
174
157
137
2000
2001
2002
2003
2004
Accounts Receivable
Inventory
Debt/Equity & Net Debt/Equity
44%
37%
43%
34%
37%
26%
31%
22%
30%
13%
2000
2001
2002
2003
2004
Debt to capitalization excluding differed tax
Net Debt to capitalization excluding differed tax

Cost savings programs and efficient working capital management have been boosting profitability

In millions of Pesos as of December, 2004 13 May, 2005

First Quarter 2005 Results

	1Q04	1Q05	Variation
Sales	6,190	7,018	13.4%
Revenues	**$1,548**	**$1,830**	**18.2%**
Gross Profit	$406	$487	20.0%
Gross Margin	**26.2%**	**26.6%**	**0.4 pp**
Operative Income	$235	$286	21.5%
Operative Margin	**15.2%**	**15.6%**	**.04 pp**
EBITDA	$336	$421	25.1%
EBITDA Margin	**21.7%**	**23.0%**	**1.3 pp**
Integral Cost of Financing	$57	$36	-36.3%
Net Income	**$110**	**$176**	**59.1%**
Net Margin	**7.1%**	**9.6%**	**2.5 pp**

- 1Q05 results were above market expectations.
- Geo ended the quarter with a historical best Accounts Receivable to sales ratio for a first quarter.
- Geo, once again achieved a historical best in Return on Equity.

Working Capital Indicators	1Q04	1Q05	Variation
Accounts Receivable to Sales	**51.4%**	**40.0%**	**(11.4) pp**
Accounts Receivable (days)	187	146	(41)
Inventory (days)	**218**	**250**	**32**
AR + Inventory (days)	347	328	19
Financial and Other Indicators			
Net Debt	**$ 2,251**	**$ 1,777**	**-21%**
Debt to Capitalization (ratio)	36.1%	32.3%	-3.8 pp
Free Cash Flow	**$ -877**	**$ -845**	**3.6%**
ROE	18.8%	25.4%	6.5 pp



HOUSEBUILDERS ROE
30.0%
20.0%
10.0%
0.0%
25.4%
21.2%
13.0%
11.8%
17.0%
GEO
ARA
URBI
HOMEX
SARE

In millions of Pesos as of March, 2005 14 May, 2005

QUARTERLY SEASONALITY

Revenues Seasonality 2003 - 2005


35%
30%
25%
20%
15%
10%
20%
19%
20%
23%
23%
26%
27%
31%
30%

	1Q	2Q	3Q	4Q
2003	20%	23%	26%	31%
2004	20%	23%	27%	30%
2005	19%			

Accounts Receivable Seasonality 2003 - 2005


60.0%
50.0%
40.0%
30.0%
20.0%
51.4%
50.3%
40.0%
46.4%
42.1%
45.9%
41.9%
43.1%
37.7%
1Q
2Q
3Q
4Q
2003
2004
2005

Free Cash Flow Seasonality 2003 - 2005


800.0
600.0
400.0
200.0
0.0
-200.0
-400.0
-600.0
-800.0
-1,000.0
-291
-877.4
-845.1
1Q
35.9
554.6
2Q
103.5
185.6
3Q
268.2
603.2
4Q
2003
2004
2005

Net Debt Seasonality 2003 - 2005


2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
2,251.3
1,777.4
1,752.7
1,705.0
1,722.6
1,629.8
1,520.8
1,371.4
929.1
1Q
2Q
3Q
4Q
2003
2004
2005

Quarterly Seasonality traduces into Predictability

In millions of Pesos as of March 31, 2005 15 May, 2005

Financial Liabilities Highlights

FINANCIAL LIABILITIES	*March 2005*		*Average Rates*
	Amount	*Total%*	
Bridge Loans	$1,500.4	50.91%	11.79%
Loans for Land Purchasing	157.4	5.34%	12.50%
Leasing	143.4	4.87%	10.44%
Short Term Commercial Paper	225.0	7.63%	10.75%
Eurocommercial Paper	55.9	1.90%	6.50%
Medium Term Notes in Pesos P002, P003 & P004	400.0	13.57%	11.87%
Certificados Bursatiles	300.0	10.18%	13.46%
Direct Loans	165.2	5.61%	11.65%
*AVERAGE COST OF DEBT**	$2,947.4	100.0%	11.63%

* Without including commissions and transaction costs

Main Financial Institutions:

Banks: BBVA-Bancomer, Inbursa, Banorte, Ixe, Bital, Santander Serfin.

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

Due to its nature, Bridge Loans should be considered as Working Capital because of the low risk they represent

In million pesos as of March, 2005 16 May, 2005

2005 GOALS










	Sustainable Growth	Efficient Production	
1	16-18% Growth in Revenues & 18-20% in EBITDA	41-43% Accounts Receivable to Sales	3
2	Net Debt P$300-P$400 million	Operating Free Cash Flow P$500-P$600 million	4
	Strong Financial Structure	Cash Generation	

- ✓ *Volume growth and improvement in sales mix (increase middle income and residential).*
- ✓ *Take advantage of geographical diversification and economies of scale.*
- ✓ *JV with PREI for land acquisition and FCF generation.*
- ✓ *Tightening purchase processes and policies, and access global markets.*
- ✓ *Benefits from CrediGeo & Geo-Seguro.*
- ✓ *Reduce debt and financing costs.*
- ✓ *Implement new information systems for sales and commercial business areas.*

Margin Stability should also be expected in 2005

- ***FINANCIAL & ACCOUNTING (MIZAR).***

  - ***Specialized SW in the Mexican construction process.***

  - ***It automates all subsidiaries' administrative areas (Purchases, Inventories, etc.) providing consolidated real time information about all financial indicators that help control the budget for each project.***

  - ***Reduces administrative costs and optimizes cash management ensuring adequate labor payment to the construction process.***

- ***PROJECT ADMINISTRATION (PROJECT MANAGEMENT).***

  - ***Intercommunicated SW that allows separate and detailed control of every project avoiding costs and time deviations along the process.***

  - ***Helps identify areas of opportunity for cost savings.***

- ***HUMAN RESOURCES (GEO GENTE).***

  - ***System that allows successful direction and distribution of the employer's goals and performance (individual career and development plan).***

  - ***Reduces personnel rotation significantly.***

- *COMMERCIAL (SIEBEL).*

- ***The CRM (Costumer Relations Management) allows us to know the exact status in the commercial process of every client.***

- ***Counts with top technology allowing multi-channel communication with our costumers through the Call Center, Internet, Information Kiosks as well as Costumer Attention and Sales Centers.***

- ***Increases our Costumers' attention by 150% at the same time that it reduces costs related to costumer attention.***

- ***Its KPI (Key Performance Indicators) provide real time information that optimizes, time wise, our sales and collection processes as well as working capital management.***

- ***Allows us to focus better in the objective segments of the population and increases the effectiveness of our marketing campaigns at the same time that it helps us detect new potential markets.***

- ***Allows direct communication with financial institutions through its financial simulators and helps clients choose the financial scheme that suits them best.***

During the last five years we've invested a total of US$5,700,000 in Information Technologies

We control today the largest land bank in our history

✓ ***GEO´s Land Bank as of March 31, 2005 is composed of:***

- 140,933 homes on Geo´s BalanceSheet
- 2,754 homes under "Land Outsourcing" schemes
- 18,174 homes under Option Agreements
- 71,603 homes under Geo-Prudential Joint - Venture
- ***233,464 Homes for Development***

Total Land Bank (Units)

Company	Units
GEO	233,464
ARA	130,126
URBI	152,142
HOMEX	66,414
SARE	40,117

✓ ***Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.***

✓ ***Geo controls enough land bank to grow for 4.5 Years considering a 15% annual growth rate in units.***

✓ ***Geo's strategy is to control at least 5 years of land bank in each of our subsidiaries covering the 3 main segments.***

Geo Controls the Largest Land Bank in the Industry

Geo-Prudential Updates

- ***The JV increased the first phase from US $100 million to US $175, in response to Prudential success raising capital, and to secure land for Geo in markets it deems strategic.***
- ***Additional phases will be launched using the same framework, once 75% of the total amount is invested; coinciding with Geo's growth strategy.***
- ***As of March 2005, 94% of the first phase had been invested, the equivalent to 71,603 homes.***
- ***Given the great success of phase one, PREI is already working on phase two which will be increased to an even greater amount than the first phase.***
- ***The total amount for the agreement has increased from $500 million to $1 billion over a ten year period.***

Land investment joint venture between Geo and Prudential Financial

On August 2003, Geo and Prudential Real Estate Investors created a Joint Venture with the main goal of purchasing Land for housing exclusively for Geo, and other real estate businesses.

Prudential Real Estate Investors is the global real estate investment company of Prudential Financial. They manage US$22 billion in gross total assets on behalf of 440 institutional clients.

During its first phase, the venture will seek to invest US$175 million and has already purchased US$167 million worth of land.

In this first venture, Geo had a minority stake of 5%, while Prudential and its investors participated with the rest.

The partnership operates in Mexican Pesos with an investment horizon that has been recently increased to ten years.

Additional phases could be launched using the same framework, once 75% of the total resources have been already invested, coinciding with Geo's expected growth.

We Have Teamed Two Institutions, Leaders in their Respective Fields, Geo and Prudential Real Estate Investors

Basic assumptions to consider about Geo-Prudential JV

1. *There is not going to be a wealth transfer from our shareholders to the Joint Venture with Prudential, nor are margins going to fall as a result of this deal.*
2. *Geo has not committed to any kind of minimum return nor has it extended any guarantees. This is not an off balance sheet structure, the JV is assuming the execution risk of Geo's projects.*
3. *Geo will keep all of its expertise related to land purchasing activities and will always make the decision about which parcels of land will be acquired by the Land Venture.*
4. *This is a truly win-win structure. Prudential should achieve above average returns, while Geo accelerates free cash flow, net debt reduction, growth and profitability.*
5. *Geo will remain totally focused on its core business, which is to build better homes and produce them faster to better match the level of demand in Mexico.*
6. *Geo and Prudential have signed an Exclusivity Agreement.*

Our Joint Venture With Prudential Is Further Proof of Our Commitment to Generating Value for Our Shareholders

Operational Structure of the Land Acquisition Joint Venture


Prudential Financial
& its Investors
95% of JV
$
Geo-Prudential Joint Venture
5% of JV Expertise
$
% of Revenues
Expertise & Management
Land
% of Revenues
Trust*
Homes
Collection
Clients

- *Geo will present a complete housing project to the Investment Committee (IC) of the JV.*
- *The project will include the fixed percentage of revenues to be shared at the time of collection of the homes.*
- *If the risk-return meets the JV's requirements, the IC will approve the purchase of the land and the JV will create and fund an individual trust that will be managed by Geo.*
- *The revenue sharing is legally set at this time and Geo makes a 10% "Deposit of Seriousness".*
- *Every time the individual trust collects a home, it will deliver the agreed fixed percentage of revenues to the JV and the remainder to Geo.*

Geo Will Continue to Buy Land Whenever a Specific Project Does Not Comply With the JV Requirements

** Independent Individual Trust*

Land Purchase Strategy and Business Rationale



3rd Circle
2nd Circle
1st Circle
Main target areas for the JV
Areas where all the housing companies are currently buying land

Use of Land

75-100 % of the land to be developed by Geo	Commercial & Industrial areas
	Other RE Businesses

- ***The main business of the JV is to buy large extensions of land at very competitive prices and then sell them to Geo's Clients at a price equivalent to a fixed percentage of the homes selling price that Geo will build on those plots.***
- ***The JV's main source of income and returns will come from the sharing of revenues.***
- ***The JV will profit as well from the sale of the commercial and industrial areas within the property.***
- ***Other real estate businesses such as Land Development for small and medium size homebuilders are also contemplated.***

The JV Should Achieve Above Average Returns While Geo Accelerates Cash Flow, Net Debt Reduction & Growth

Financial and Operational Implications for Geo

1. *Acceleration of Free Cash Flow generation and net debt reduction plans, as a consequence of lower direct investment in land and a better working capital cycle.*
2. *Increase in the sustainable growth rate while keeping Geo in positive Free Cash Flow territory.*
3. *Higher Margins at all levels of its Income Statement due to lower capitalized interest expenses, better production planning.*
4. *Higher Return on Equity, Return of Investment Capital and Economic Value Added.*
5. *The highest accessibility to land reserves in Mexico, while achieving at the same time the best ratio in the industry of Land Bank to Sales.*
6. *The opportunity to develop housing communities without facing barriers caused by the level of indebtness or internal cash flow generation.*
7. *The possibility to match the industry pace and better plan the long term growth of Geo, having unparallel access to our most important raw material.*

- Geo´s land purchasing before and after Prudential (PREI)


Before PREI
1
2
3
4
$100/Sq. meter
After PREI
1
$85/Sq. meter

- Geo had financial limitations to purchase large parcels, thus had moderate purchasing power
- Geo had to incur in additional financing costs
- Geo would have partitioned the purchase in different phases:
  - Increasing the cost per sq. meter of subsequent portions
  - Eliminating economies of scale in infrastructure costs
  - Increasing the probability of competitors buying the rest

- Geo has access to PREI purchasing power, allowing for considerable lower prices
- Geo can now:
  - Eliminate additional financing costs and differ payments
  - Exploit the benefits of economies of scale
  - Eliminate the probability of competitors buying the rest

Geo has the most respected Management Team in the Housing Industry

SHAREHOLDER BASE BY REGION

8%
26%
34%

136 Institutional Investors

- US Institutions
- Mexican Institutions
- Other Institutions
- European Innstitutions

- ✓ ***36% of the Board Members are External Directors***
- ✓ ***No family relationships among Members of the Board and Executive Officers or Corporate Directors***
- ✓ ***External Directors lead the Board Committees of Compensation, Finance & Planning and Audit***
- ✓ ***Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV***
- ✓ ***More than 30% of Geo's employees are Shareholders***
- ✓ ***"Tag-Along Rights" for all its Shareholders***
- ✓ ***First Place in Corporate Governance in Latin America and 7th among Emerging Markets by Euromoney***

One Series of Shares – One Share, One Vote

During the past five years, Geo has received many Awards and Recognitions in different areas:

Awards and Recognitions	1990	1992	1994	1996	2000	2001	2002	2003	2004
CONSTRUCTION AND DESIGN									
"National Housing Award"						1	6	3	6
"Obras Cemex" Award							1	1	1
"La Casa Infonavit" Award					2	2			
Honors	1					1			1
Bienal de Arquitectura Mexicana				1					
Bienal de Arquitectura Chilena					1				
International Awards		3	1						
WEBSITE									
Premio POP+ , TOP 1, & TOP 5 MZ Consult							3	4	6
ANNUAL REPORT									
RAO MZ Consult Award							1	1	2
Other Awards						2	3		4
INVESTOR RELATIONS									
Institutional Investors Research Group								2	
IR Magazine							1	4	1
CORPORATE GOVERNANCE									
Best Corporate Governance, Euromoney								2	2
Best Corporate Governance, Management & Excellence							1		
STOCK LIQUIDITY									
Liquidity Award Bolsa Mexicana de Valores BMV							1	1	1
TOTAL	**1**	**3**	**1**	**1**	**3**	**6**	**17**	**18**	**24**


IR
magazine
AWARDS


POP+


TOP 5


RAO 1

First Quarter 2005 Results

- **Santander:** *"Solid 1Q05 Results Driven by Sales Mix."*
- **UBS:** *"We are Raising our Rating to Buy2 Following the Strong Earnings Released."*
- **Merrill Lynch:** *"Solid Growth and De-leveraging Ahead".*
- **CSFB:** *"Heading Into Another Strong Year".*
- **BBVA**: *"Surprising Accounts Receivable Improvements".*
- **Morgan Stanley:** *"Increasing Our Target Price to M$34 on the Back of Strong Results."*



Monthly Volume in US$
2005
200,000,000
150,000,000
100,000,000
50,000,000
-
Ene-04
Feb-04
Mzo-04
Abr-04
May_04
Jun_04
Jul_04
Ago_04
Sep_04
Oct_04
Nov_04
Dic_04
Ene_05
Feb_05
Mzo_05
GEO
ARA
SARE
URBI
HOMEX
Stock Performance (Dec 00 – Mar 05)
2000%
1500%
1000%
500%
0%
-500%
Dic-00
Mar-01
Jun-01
Sep-01
Dic-01
Mar-02
Jun-02
Sep-02
Dic-02
Mar-03
Jun-03
Sep-03
Dic-03
Mar-04
Jun-04
Sep-04
Dic-04
Mar-05
GEO
IPC
Vivienda

Stock Performance and Valuation

	1998	2004	E2005
Sales (units)	20,428	33,228	37,000 -38,000
Revenues	$4,030	$7,855	$9,500-$9,700
Gross Margin	28.20%	27.09%	27-28%
EBITDA	$915	$1,808	$2,200-$2,450
EBITDA margin	22.70%	23.02%	23-24%
Operating margin	16.30%	17.06%	17-18%
Net margin	7.80%	10.22%	10-11%
Accounts Receivable to Sales	67.30%	37.69%	41-43%
Inventory Turnover (days)	283	247	230-250
Net Debt	$2,022	$921.87	$300-$400
Free Cash Flow	-$1,154	$462	$500-$600
Middle Income Sales %	0%	10%	15%
Geographical Coverage (cities)	23	33	33
FV/EBITDA	8.7x	5.15x	6.5-7.3x
P/BV	2.6x	2.0x	2.0-3.0x
P/E	19.2x	10.5	14.5-15.5

16 14 12 10 8 6 4 2 0

98 99 00 01 02 03 04

Geo is a successful Operational and Financial Turnaround story in Latin America

Figures in million pesos as of 2004

Value and Growth in an Industry with Superior Earnings Visibility



Stock Performance % 2005
45.0%
35.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
-25.0%
Ene-05
Feb-05
Mar-05
Abr-05
May-05
IPC
GEO
ARA
HOGAR
SARE
URBI
HOMEX
EV / EBITDA
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
7.70
8.28
10.00
11.23
6.21
GEO
ARA
URBI
HOMEX*
SARE*
P / BV
4.00
3.00
2.00
1.00
0.00
3.12
2.04
2.94
3.49
1.44
GEO
ARA
URBI
HOMEX
SARE
P / E
30.00
25.00
20.00
15.00
10.00
5.00
-
14.76
11.48
15.50
22.22
9.66
GEO
ARA
URBI
HOMEX*
SARE*

Geo's YTD Average Daily Trading Volume is Greater than US $3,000,000

CONTACT INFORMATION

JORGE PÉREZ

Investor Relations Officer

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: jperezr@casasgeo.com

KENIA VARGAS / EDUARDO MUÑIZ

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

DOMESTIC RETAIL INVESTORS HOTLINE: 01 800 00 GEORI

This presentation contains forward-looking statements regarding the Company's results and prospects, especially when a capital E is used for Estimates. Actual results could differ materially from these statements. Past performance does not guarantee any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com

SANTANDER
MEXICAN CEMENT & CONSTRUCTION CONFERENCE
MAY 2-6, 2005

The Right Company




COTIZA EN
BOLSA MEXICANA DE VALORES
GEO


AMERI
Socio Fundador

Company Description

SUMMARY

- The Mexican Housing Industry offers a unique visibility and above-average growth due to the Housing initiatives that the President Fox Administration has been supporting during the last four years.
- Geo is the leading housing developer in Mexico with the largest Market Share, Geographical Coverage, "Top of Mind" brand and the Best Product testified by the National Housing Awards. It is the largest builder of Lower Affordable, Affordable, Middle Income and Residential housing in the Americas, in terms of homes sold.
- Geo is growing at double digits on a stable and profitable basis, achieving Positive Free Cash Flow and Net Debt reduction for five consecutive years, and historical bests in its Working Capital Management.
- The JV for Land Acquisition with Prudential demonstrates Geo's commitment to generating stronger Free Cash Flow, reducing Net Debt, and establishing a more solid platform for stronger sustainable growth.
- Geo is the Homebuilding company with more experience and track record in the financial markets, and is the most Market-oriented and Investor-Friendly Company in Mexico according to financial markets professionals.
- Geo, through its Geo-Seguro, became the first developer to provide its homebuyers with a ten year insurance, free of charge, against hidden structural damages.
- As a consequence of its continuous innovative efforts, Geo recently launched the CREDIGEO, a program that in association with Hipotecaria Nacional provides the best mortgage conditions in the market.

Company Description

- Geo is involved in all aspects of housing development, from design and construction, to marketing and sales of Lower Affordable, Affordable, Middle Income and Residential houses in Mexico.
- Geo is also the most geographically diversified housing company in Mexico, operating in 33 cities and 19 states, covering the territories where more than 76% of the Mexican population is located.
- In the past 31 years, Geo has sold and produced over 233,000 homes in which more than 1,100,000 people live, close to double the amount developed by its nearest competitor.
- Geo produces 75% of the components utilized in building its homes.



GEO is present where:

- ***75% of INFONAVIT credits are granted***
- ***80% of the GDP is produced***
- ***74% of marriages take place***
- ***76% of the Mexican population lives***


2000
Age group
90+
80-89
70-79
60-69
50-59
40-49
30-39
20-29
10-19
0-9
0
5
10
15
20
25
22 million families
2030
Age group
90+
80-89
70-79
60-69
50-59
40-49
30-39
20-29
10-19
0-9
0
5
10
15
20
25
45 million families

In the next 25 years:

- The population older than 20 years of age will grow from 56 to 96 million people.
- 23 million new homes will be required (double the current number of homes in Mexico).

Likelihood of home ownership

Housing Deficit in Mexico

- ***Total housing deficit: 5 million homes***
- ***Yearly demand: 800 thousand homes***
- ***Supply of homes in 2004: 575,000 homes***
- ***Supply of homes expected in 2006: 785,000 homes***

Housing deficit in Mexico increases by 300 thousand homes per year.

Source: CONAFOVI and Housing Institutes


THE RIGHT MOMENT

Housing Institutes (Thousands of Credits) CAGR 2000 - 2006 = 13.5%


1,000,000
800,000
600,000
400,000
200,000
0
352
319
420
489
575
E690
E750
E825
E919
2000
2001
2002
2003
2004
E2005
E2006
E2007
E2008

(in thousands)	2000	2001	2002	2003	2004	E2005	E2006	E2007	E2008
INFONAVIT	250	205	275	301	325	375	400	425	465
SHF-FOVI	47	48	40	55	65	99	100	120	144
FOVISSSTE	15	18	42	68	68	55	70	65	65
Sofoles-Banks*	4.5	5.5	10	23	42	69	90	110	130
Others	35	42	53	42	75	92	90	105	115
TOTAL	**352**	**319**	**420**	**489**	**575**	**690**	**750**	**825**	**919**

*Includes Banks, Sofoles, Orevis, and Pemex

Housing Institutes Goals for 2005

- ✓ *INFONAVIT: E 375,000 Mortgages (increase of 15% from 325,000 in 2004).*
- ✓ *SHF-FOVI: E 99,000 Mortgages (increase of 52% from 65,000 in 2004).*
- ✓ *FOVISSSTE: E55,000 Mortgages (a decrease of 19% from 2004).*
- ✓ *BANKS: E 69,000 Mortgages (increase of 64% from 2004).*

In 2005 the Industry is Projected to Grow 20% compared to 2004

Source: CONAFOVI and Housing Institutes

Mexican Housing Market by segments and amount of loans by mortgage institution


Residential
Above US $175,000
Middle Income
Between US $33,000 and US $175,000
Geo's Typical Market: Affordable Entry Level Between US $18,000 and US $33,000
Lower Affordable
Up to US $18,000
$175
INFONAVIT
$12
$44
FOVISSSTE
$8.4
$130
SHF
$14
$380
Banks / Sofoles
$30
Price range in thousand dollars

- Geo's geographical diversification, infrastructure and brand name allow it to quickly adapt to changes in the market, like the come back of the middle income segment and the surge of the lower-affordable market.
- Geo is very active in the Lower Affordable segment, where the highest demand exists, and is profitable because of the use of its technology, economies of scale and strict control measures.
- Geo launched its new brand "G-Homes" designed for the Middle Income and Residential markets.


G-Homes

- Geo has the most diversified sales mix in the industry with homes from $18,000 to $500,000 dollars.

Geo's Sales Mix by segment

Housing Segment	2000	2001	2002	2003	2004	E2005
Middle Income and Residential	2.0%	5.0%	7.0%	9.0%	10.0%	15.0%
Affordable (Geo's Typical Market)	95.0%	82.0%	64.0%	65.0%	65.0%	55.0%
Lower Affordable	3.0%	13.0%	29.0%	26.0%	25.0%	30.0%

Product Mix

A significant increase in the middle & residential segment



GEO 1Q04

9%
28%
63%



SALES MIX BY PRICE RANGE



Lower than US$18,000
Between US$18,001 and US$33,000
Above US$33,000 pesos



GEO 1Q05

14%
31%
55%



Average Sales Price
300,000
290,000
280,000
270,000
260,000
250,000
240,000
261,100
262,884
268,802
271,004
290,184
1Q04
2Q04
3Q04
4Q04
1Q05

A Better Sales Mix Produced an Increase of 7.1% in the Average Selling Price

G-Homes Brand








www.g-homes.com



- As an important sales strategy, on May 2004, Geo launched its new brand “G-Homes” with the only purpose of promoting and selling in the middle & residential segment.
- The commitment of G-Homes is to create a synergy between design, location, quality and added value to its clients.
- Today, G-Homes is present in: Mexico city, Tijuana, Guadalajara, Monterrey, Veracruz, Acapulco, Tamaulipas, Querétaro and Cuernavaca.
- Geo’s 2005 goal is to reach 100% of the middle & residential segment in all of its subsidiaries under the G-Homes brand.
- Up to 1Q05, Geo has sold 4,339 homes under the G-Homes brand and for 2005 the goal is to sell 15% of our total homes in this segment.

Operations & Financial Turnaround


EBITDA & Operating Free Cash Flow
Free Cash Flow
EBITDA
2500
2000
1500
1000
500
0
-500
-1000
-1500
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 E2005
EXPANSION
TURNAROUND
PROFITABLE GROWTH
Net Debt
$255
$905
$953
$2,022
$2,140
$2,045
$1,921
$1,446
$1,371
$929
$300
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 E2005
EXPANSION
TURNAROUND
PROFITABLE GROWTH

Geo´s turnaround

Geo made the strategic decision to moderate the rapid expansion it experienced, in favor of more sustainable and profitable growth, to ensure the overall health of the company in the long-run.

Initiatives undertaken:

•Company-wide restructuring and cost-saving.

•Institutionalization of processes and information systems to increase productivity.

•Transformation of Geo´s Corporate Culture to enhance loyalty and capacity of employees.

Results:

•15 consecutive quarters of consistent and predictable results.

•Double digit growth, margins' expansion and stronger balance sheet.

In millions of Pesos as of March, 2004

Industry Comparison


Market Share %
7.0
4.4
4.2
3.4
3.3
1.4
1.2
1.1
Geo
Urbi
Homex
Ara
Sadasi
Pulte
Sare
Hogar




Geographic Diversification (cities)
33
12
17
25
9
Geo
Urbi
Ara
Homex
Sare


1Q05
Working Capital (days)
Accounts Receivable
Inventory
250
146
439
142
431
114
288
314
268
180
Geo
Urbi
Ara
Homex
Sare


1Q05
Sales (homes)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
7,018
3,941
5,100
4,900
1,942
Geo
Ara
Urbi
Homex
Sare

Geo is market leader, has the most efficient working capital strategy and the largest land bank to assure its future growth

Operative and Financial Performance



COMPANY DESCRIPTION
Homes Sold
25,115
27,112
29,520
33,228
37,300
2001
2002
2003
2004
E2005
Revenues
5,487
6,001
6,723
7,916
9,262
2001
2002
2003
2004
E2005
EBITDA
1,133
1,290
1,518
1,822
2,168
21%
22%
23%
23%
23%
2001
2002
2003
2004
E2005
Net Income
326
401
547
809
971
6%
7%
8%
10%
10%
2001
2002
2003
2004
E2005
SG&A Expenses
651
639
697
799
889
12%
11%
10%
10%
10%
2001
2002
2003
2004
E2005
Integral Cost of Financing
267
258
219
198
213
5%
4%
3%
3%
2%
2001
2002
2003
2004
E2005

Geo has successfully achieved steady growth with stable margins

In millions of Pesos as of March, 2005 11 **May, 2005**

Operative and Financial Performance



Interest Coverage
1.60
1.84
2.31
2.99
3.04
2000 2001 2002 2003 2004
EPS
0.35
0.64
0.77
1.05
1.53
2000 2001 2002 2003 2004
ROE
9.3%
12.3%
14.5%
18.4%
24.0%
2000 2001 2002 2003 2004
Accounts Receivable
(days & % of Sales)
184 183 174 157 137
50% 50% 48% 43% 37%
2000 2001 2002 2003 2004
Accounts Receivable
+ Inventory (days)
176 164 148 215 247
184 183 174 157 137
2000 2001 2002 2003 2004
Accounts Receivable
Inventory
Debt/Equity & Net Debt/Equity
44% 37%
43% 34%
37% 26%
31% 22%
30% 13%
2000 2001 2002 2003 2004
Debt to capitalization excluding differed tax
Net Debt to capitalization excluding differed tax

Cost savings programs and efficient working capital management have been boosting profitability

In millions of Pesos as of December, 2004 12 May, 2005

First Quarter 2005 Results

	1Q04	1Q05	Variation
Sales	6,190	7,018	13.4%
Revenues	**$1,548**	**$1,830**	**18.2%**
Gross Profit	$406	$487	20.0%
Gross Margin	***26%***	***27%***	***0.4 pp***
Operative Income	$235	$286	21.5%
Operative Margin	***15%***	***16%***	***0.4 pp***
EBITDA	$336	$421	25.1%
EBITDA Margin	***22%***	***23%***	***1.3 pp***
Integral Cost of Financing	$57	$36	-36.3%
Net Income	**$110**	**$176**	**59.1%**
Net Margin	***7%***	***10%***	***2.5 pp***

Working Capital Indicators	1Q04	1Q05	Variation
Accounts Receivable to Sales	**51.4%**	**40.0%**	**(11.4) pp**
Accounts Receivable (days)	187	146	(41)
Inventory (days)	**218**	**250**	**32**
AR + Inventory (days)	347	328	19
Financial and Other Indicators			
Net Debt	**$ 2,251**	**$ 1,777**	**-21%**
Debt to Capitalization (ratio)	36.1%	32.3%	-3.8 pp
Free Cash Flow	**$ -877**	**$ -845**	**3.6%**
ROE	18.8%	25.3%	6.5 pp

- 1Q05 results were above market expectations.
- Geo ended the quarter with a historical best Accounts Receivable to sales ratio for a first quarter.
- Geo, once again achieved a historical best in Return on Equity.

In millions of Pesos as of March, 2005

Revenues Seasonality 2003 - 2005


35%
30%
25%
20%
15%
10%
31%
30%
26%
27%
23%
23%
20%
20%
19%

	1Q	2Q	3Q	4Q
2003	20%	23%	26%	31%
2004	20%	23%	27%	30%
2005	19%			

Accounts Receivable Seasonality 2003 - 2005


60.0%
50.0%
40.0%
30.0%
20.0%
51.4%
50.3%
40.0%
46.4%
42.1%
45.9%
41.9%
43.1%
37.7%
1Q
2Q
3Q
4Q
2003
2004
2005

Free Cash Flow Seasonality 2003 - 2005


800.0
600.0
400.0
200.0
0.0
-200.0
-400.0
-600.0
-800.0
-1,000.0
-291
-877.4
-845.1
35.9
554.6
103.5
185.6
268.2
603.2
1Q
2Q
3Q
4Q
2003
2004
2005

Net Debt Seasonality 2003 - 2005


2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
2,251.3
1,777.4
1,752.7
1,705.0
1,722.6
1,629.8
1,520.8
1,371.4
929.1
1Q
2Q
3Q
4Q
2003
2004
2005

Quarterly Seasonality traduces into Predictability

In millions of Pesos as of March 31, 2005 14 May, 2005

Financial Liabilities Highlights

FINANCIAL LIABILITIES	March 2005		Average Rates
	Amount	Total%	
Bridge Loans	$1,500.4	50.91%	11.79%
Loans for Land Purchasing	157.4	5.34%	12.50%
Leasing	143.4	4.87%	10.44%
Short Term Commercial Paper	225.0	7.63%	10.75%
Eurocommercial Paper	55.9	1.90%	6.50%
Medium Term Notes in Pesos P002, P003 & P004	400.0	13.57%	11.87%
Certificados Bursatiles	300.0	10.18%	13.46%
Direct Loans	165.2	5.61%	11.65%
AVERAGE COST OF DEBT*	$2,947.4	100.0%	11.63%

* Without including commissions and transaction costs

- *Main Financial Institutions:*

Banks: BBVA-Bancomer, Inbursa, Banorte, Ixe, Bital, Santander Serfin.

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

Due to its nature, Bridge Loans should be considered as Working Capital because of the low risk they represent

In million pesos as of March, 2005

2005 GOALS

Sustainable Growth



16-18% Growth in Revenues & 18-20% in EBITDA

Efficient Production



41-43% Accounts Receivable to Sales



Net Debt P$300-P$400 million

Strong Financial Structure





Operating Free Cash Flow P$500-P$600 million

Cash Generation

- ✓ *Volume growth and improvement in sales mix (increase middle income and residential).*
- ✓ *Take advantage of geographical diversification and economies of scale.*
- ✓ *JV with PREI for land acquisition and FCF generation.*
- ✓ *Tightening purchase processes and policies, and access global markets.*
- ✓ *Benefits from CrediGeo & Geo-Seguro.*
- ✓ *Reduce debt and financing costs.*
- ✓ *Implement new information systems for sales and commercial business areas.*

Margin Stability should also be expected in 2005

- *FINANCIAL & ACCOUNTING (MIZAR).*

- ***Specialized SW in the Mexican construction process.***

- ***It automates all subsidiaries' administrative areas (Purchases, Inventories, etc.) providing consolidated real time information about all financial indicators that help control the budget for each project.***

- ***Reduces administrative costs and optimizes cash management ensuring adequate labor payment to the construction process.***

- *PROJECT ADMINISTRATION (PROJECT MANAGEMENT).*

- ***Intercommunicated SW that allows separate and detailed control of every project avoiding costs and time deviations along the process.***

- ***Helps identify areas of opportunity for cost savings.***

- *HUMAN RESOURCES (GEO GENTE).*

- ***System that allows successful direction and distribution of the employer's goals and performance (individual career and development plan).***

- ***Reduces personnel rotation significantly.***

- COMMERCIAL (SIEBEL).

- *The CRM (Costumer Relations Management) allows us to know the exact status in the commercial process of every client.*
- *Counts with top technology allowing multi-channel communication with our costumers through the Call Center, Internet, Information Kiosks as well as Costumer Attention and Sales Centers.*
- *Increases our Costumers' attention by 150% at the same time that it reduces costs related to costumer attention.*
- *Its KPI (Key Performance Indicators) provide real time information that optimizes, time wise, our sales and collection processes as well as working capital management.*
- *Allows us to focus better in the objective segments of the population and increases the effectiveness of our marketing campaigns at the same time that it helps us detect new potential markets.*
- *Allows direct communication with financial institutions through its financial simulators and helps clients choose the financial scheme that suits them best.*

During the last five years we've invested a total of US$5,700,000 in Information Technologies

We control today the largest land bank in our history

✓ ***GEO´s Land Bank as of March 31, 2005 is composed of:***

- 140,933 homes on Geo´s BalanceSheet
- 2,754 homes under "Land Outsourcing" schemes
- 18,174 homes under Option Agreements
- 71,603 homes under Geo-Prudential Joint - Venture
- ***233,464 Homes for Development***



Total Land Bank
(Units)
300,000
200,000
100,000
0
233,464
130,126
152,142
66,414
40,117
GEO
ARA
URBI
HOMEX
SARE

✓ ***Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.***

✓ ***Geo controls enough land bank to grow for 4.5 Years considering a 15% annual growth rate in units.***

✓ ***Geo's strategy is to control at least 5 years of land bank in each of our subsidiaries covering the 3 main segments.***

Geo Controls the Largest Land Bank in the Industry

CrediGeo- The Best Mortgage

- CrediGeo is an innovative program designed to provide our clients with the best mortgage conditions in the market; guaranteed.
- **This program is financed by Hipotecaria Nacional who benefits from our large client base and in exchange for a certain number of clients they guarantee the lowest rates and payments.**
- For Geo, this innovation represents en even faster collections process and the ability to reach a broader range of clients.
- **This program represents extraordinary savings for our clients and gives them the opportunity to afford a better home with their same income level.**

Cofinavit Tippers (lower than 2x min. wage)

Price $22,000

	Before	CrediGEO	%
Down Payment	$2,200	$1,000	-55%
Monthly Payment	$113	$107	-5%
Minimum Income Required	$454	$358	-21%

Traditional Cofinavit

Price $30,000

	Before	CrediGEO	%
Down Payment	$3,000	$1,700	-43%
Monthly Payment	$244	$232	-5%
Minimum Income Required	$974	$772	-21%

Apoyo Infonavit

Price $150,000

	Before	CrediGEO	%
Down Payment	$7,500	$7,500	0%
Monthly Payment	$1,420	$1,370	-4%
Minimum Income Required	$5,690	$4,560	-20%

Bank / Sofol

Price $70,000

	Before	CrediGEO	%
Down Payment	$7,000	$3,500	-50%
Monthly Payment	$662	$638	-3%
Minimum Income Required	$2,646	$2,024	-24%

Hipotecaria Nacional
Grupo Financiero BBVA Bancomer



All approximate figures in US dollars

May, 2005

Geo-Prudential Updates

- *The JV increased the first phase from US $100 million to US $175 million, in response to Prudential's success in raising capital, and to secure land for Geo in markets it deems strategic.*

- *The total investments as of March 2005 accounted for US$167 million, equivalent to 71,603 homes completing 94% of the first phase.*

- *Given the great success of phase one, PREI is already working on phase two which will be increased to an even greater amount than phase one.*

- *The total amount of the agreement has increased from $500 million to $1 billion over a ten year period.*

Land investment joint venture between Geo and Prudential Financial

On August 2003, Geo and Prudential Real Estate Investors created a Joint Venture with the main goal of purchasing Land for housing exclusively for Geo, and other real estate businesses.

Prudential Real Estate Investors is the global real estate investment company of Prudential Financial. They manage US$22 billion in gross total assets on behalf of 440 institutional clients.

During its first phase, the venture will seek to invest US$175 million and has already purchased US$167 million worth of land.

In this first venture, Geo had a minority stake of 5%, while Prudential and its investors participated with the rest.

The partnership operates in Mexican Pesos with an investment horizon that has been recently increased to ten years.

Additional phases could be launched using the same framework, once 75% of the total resources have been already invested, coinciding with Geo's expected growth.

We Have Teamed Two Institutions, Leaders in their Respective Fields, Geo and Prudential Real Estate Investors

Basic assumptions to consider about Geo-Prudential JV

1. There is not going to be a wealth transfer from our shareholders to the Joint Venture with Prudential, nor are margins going to fall as a result of this deal.
2. Geo has not committed to any kind of minimum return nor has it extended any guarantees. This is not an off balance sheet structure, the JV is assuming the execution risk of Geo's projects.
3. Geo will keep all of its expertise related to land purchasing activities and will always make the decision about which parcels of land will be acquired by the Land Venture.
4. This is a truly win-win structure. Prudential should achieve above average returns, while Geo accelerates free cash flow, net debt reduction, growth and profitability.
5. Geo will remain totally focused on its core business, which is to build better homes and produce them faster to better match the level of demand in Mexico.
6. Geo and Prudential have signed an Exclusivity Agreement.

Our Joint Venture With Prudential Is Further Proof of Our Commitment to Generating Value for Our Shareholders

Operational Structure of the Land Acquisition Joint Venture


Prudential Financial
& its Investors
95% of JV
$
5% of JV
Expertise
$
Geo-Prudential
Joint Venture
% of Revenues
Expertise & Management
Land
% of Revenues
Trust*
Homes
Collection
Clients

- *Geo will present a complete housing project to the Investment Committee (IC) of the JV.*
- *The project will include the fixed percentage of revenues to be shared at the time of collection of the homes.*
- *If the risk-return meets the JV's requirements, the IC will approve the purchase of the land and the JV will create and fund an individual trust that will be managed by Geo.*
- *The revenue sharing is legally set at this time and Geo makes a 10% "Deposit of Seriousness".*
- *Every time the individual trust collects a home, it will deliver the agreed fixed percentage of revenues to the JV and the remainder to Geo.*

Geo Will Continue to Buy Land Whenever a Specific Project Does Not Comply With the JV Requirements

** Independent Individual Trust*

Land Purchase Strategy and Business Rationale


3rd Circle
2nd Circle
1st Circle
Main target areas for the JV
Areas where all the housing companies are currently buying land

Use of Land

75-100 % of the land to be developed by Geo	Commercial & Industrial areas
	Other RE Businesses

- ***The main business of the JV is to buy large extensions of land at very competitive prices and then sell them to Geo's Clients at a price equivalent to a fixed percentage of the homes selling price that Geo will build on those plots.***
- ***The JV's main source of income and returns will come from the sharing of revenues.***
- ***The JV will profit as well from the sale of the commercial and industrial areas within the property.***
- ***Other real estate businesses such as Land Development for small and medium size homebuilders are also contemplated.***

The JV Should Achieve Above Average Returns While Geo Accelerates Cash Flow, Net Debt Reduction & Growth

Financial and Operational Implications for Geo

1. ***Acceleration of Free Cash Flow generation and net debt reduction plans, as a consequence of lower direct investment in land and a better working capital cycle.***
2. ***Increase in the sustainable growth rate while keeping Geo in positive Free Cash Flow territory.***
3. ***Higher Margins at all levels of its Income Statement due to lower capitalized interest expenses, better production planning.***
4. ***Higher Return on Equity, Return of Investment Capital and Economic Value Added.***
5. ***The highest accessibility to land reserves in Mexico, while achieving at the same time the best ratio in the industry of Land Bank to Sales.***
6. ***The opportunity to develop housing communities without facing barriers caused by the level of indebtness or internal cash flow generation.***
7. ***The possibility to match the industry pace and better plan the long term growth of Geo, having unparallel access to our most important raw material.***

- Geo´s land purchasing before and after Prudential (PREI)

Before PREI


1
2
3
4

$100/Sq. meter

After PREI


1

$85/Sq. meter

- Geo had financial limitations to purchase large parcels, thus had moderate purchasing power
- Geo had to incur in additional financing costs
- Geo would have partitioned the purchase in different phases:
    - Increasing the cost per sq. meter of subsequent portions
    - Eliminating economies of scale in infrastructure costs
    - Increasing the probability of competitors buying the rest

- Geo has access to PREI purchasing power, allowing for considerable lower prices
- Geo can now:
    - Eliminate additional financing costs and differ payments
    - Exploit the benefits of economies of scale
    - Eliminate the probability of competitors buying the rest

Geo has the most respected Management Team in the Housing Industry

SHAREHOLDER BASE BY REGION

8%
26%
34%



136 Institutional Investors

- US Institutions
- Mexican Institutions
- Other Institutions
- European Innstitutions

- ✓ ***36% of the Board Members are External Directors***
- ✓ ***No family relationships among Members of the Board and Executive Officers or Corporate Directors***
- ✓ ***External Directors lead the Board Committees of Compensation, Finance & Planning and Audit***
- ✓ ***Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV***
- ✓ ***More than 30% of Geo's employees are Shareholders***
- ✓ ***"Tag-Along Rights" for all its Shareholders***
- ✓ ***First Place in Corporate Governance in Latin America and 7th among Emerging Markets by Euromoney***

One Series of Shares – One Share, One Vote

During the past five years, Geo has received many Awards and Recognitions in different areas:

Awards and Recognitions	1990	1992	1994	1996	2000	2001	2002	2003	2004
CONSTRUCTION AND DESIGN									
"National Housing Award"						1	6	3	6
"Obras Cemex" Award							1	1	1
"La Casa Infonavit" Award					2	2			
Honors	1					1			1
Bienal de Arquitectura Mexicana				1					
Bienal de Arquitectura Chilena					1				
International Awards		3	1						
WEBSITE									
Premio POP+ , TOP 1, & TOP 5 MZ Consult							3	4	6
ANNUAL REPORT									
RAO MZ Consult Award							1	1	2
Other Awards						2	3		4
INVESTOR RELATIONS									
Institutional Investors Research Group								2	
IR Magazine							1	4	1
CORPORATE GOVERNANCE									
Best Corporate Governance, Euromoney								2	2
Best Corporate Governance, Management & Excellence							1		
STOCK LIQUIDITY									
Liquidity Award Bolsa Mexicana de Valores BMV							1	1	1
TOTAL	**1**	**3**	**1**	**1**	**3**	**6**	**17**	**18**	**24**


IR
magazine
AWARDS


POP+


TOP 5


RAO 1

- **Santander:** *"Solid 1Q05 Results Driven by Sales Mix."*
- **UBS:** *"We are Raising our Rating to Buy2 Following the Strong Earnings Released."*
- **Merrill Lynch:** *"Solid Growth and De-leveraging Ahead".*
- **CSFB:** *"Heading Into Another Strong Year".*
- **BBVA**: *"Surprising Accounts Receivable Improvements".*
- **Morgan Stanley:** *"Increasing Our Target Price to M$34 on the Back of Strong Results."*



Monthly Volume in US$ 2005
200,000,000
150,000,000
100,000,000
50,000,000
Ene-04
Feb-04
Mzo-04
Abr-04
May_04
Jun_04
Jul_04
Ago_04
Sep_04
Oct_04
Nov_04
Dic_04
Ene_05
Feb_05
Mzo_05
GEO ARA SARE URBI HOMEX
Stock Performance (Dec 00 – Mar 05)
2000%
1500%
1000%
500%
0%
-500%
Dic-00
Mar-01
Jun-01
Sep-01
Dic-01
Mar-02
Jun-02
Sep-02
Dic-02
Mar-03
Jun-03
Sep-03
Dic-03
Mar-04
Jun-04
Sep-04
Dic-04
Mar-05
GEO IPC Vivienda

Stock Performance and Valuation

	1998	2004	E2005
Sales (units)	20,428	33,228	37,000 -38,000
Revenues	$4,030	$7,855	$9,500-$9,700
Gross Margin	28.20%	27.09%	27-28%
EBITDA	$915	$1,808	$2,200-$2,450
EBITDA margin	22.70%	23.02%	23-24%
Operating margin	16.30%	17.06%	17-18%
Net margin	7.80%	10.22%	10-11%
Accounts Receivable to Sales	67.30%	37.69%	41-43%
Inventory Turnover (days)	283	247	230-250
Net Debt	$2,022	$921.87	$300-$400
Free Cash Flow	-$1,154	$462	$500-$600
Middle Income Sales %	0%	10%	15%
Geographical Coverage (cities)	23	33	33
FV/EBITDA	8.7x	5.15x	6.5-7.3x
P/BV	2.6x	2.0x	2.0-3.0x
P/E	19.2x	10.5	14.5-15.5

16
14
12
10
8
6
4
2
0
98
99
00
01
02
03
04

Geo is a successful Operational and Financial Turnaround story in Latin America

Figures in million pesos as of 2004

Value and Growth in an Industry with Superior Earnings Visibility



Stock Performance % 2005
46.0%
36.0%
26.0%
16.0%
6.0%
-4.0%
-14.0%
-24.0%
Ene-05
Feb-05
Mar-05
Abr-05
IPC
GEO
ARA
SARE
URBI
HOMEX
HOGAR
EV / EBITDA
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
7.70
8.28
10.00
11.23
6.21
GEO
ARA
URBI
HOMEX*
SARE*
ROE
30.0%
20.0%
10.0%
0.0%
25.4%
21.2%
13.0%
11.8%
17.0%
GEO
ARA
URBI
HOMEX
SARE
P / E
30.00
25.00
20.00
15.00
10.00
5.00
-
14.76
11.48
15.50
22.22
9.66
GEO
ARA
URBI
HOMEX*
SARE*

Geo's YTD Average Daily Trading Volume is Greater than US $3,000,000

JORGE PÉREZ

Investor Relations Officer

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: jperezr@casasgeo.com

KENIA VARGAS / EDUARDO MUÑIZ

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

_Email: geo_ir@casasgeo.com_

DOMESTIC RETAIL INVESTORS HOTLINE: 01 800 00 GEORI

This presentation contains forward-looking statements regarding the Company's results and prospects, especially when a capital E is used for Estimates. Actual results could differ materially from these statements. Past performance does not guarantee any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com

Track Record, Visibility and Growth


Casas GEO



UBS'S 7TH ANNUAL MEXICO CEO
ROUND TABLE
MARCH 2005

Company Description


Casas GEO

SUMMARY

- The Mexican Housing Industry offers a unique visibility and above-average growth due to the Housing initiatives that the President Fox Administration has been supporting during the last three years.
- Geo is the leading housing developer in Mexico with the largest Market Share, Geographical Coverage, "Top of Mind" brand and the Best Product testified by the National Housing Awards. It is the largest builder of Lower Affordable, Affordable, Middle Income and Residential housing in the Americas, in terms of homes sold.
- Geo is growing at double digits on a stable and profitable basis, achieving Positive Free Cash Flow and Net Debt reduction for five consecutive years, and historical best in its Working Capital Management.
- The JV for Land Acquisition with Prudential demonstrates Geo's commitment to generating stronger Free Cash Flow, reducing Net Debt, and establishing a more solid platform for stronger sustainable growth.
- Geo is the Homebuilding company with more experience and track record in the financial markets, and is the most Market-oriented and Investor-Friendly Company in Mexico according to financial markets professionals.
- As a consequence of its continuous efforts to innovate, Geo recently launched the Geo-Seguro, becoming the first and only developer to provide its homebuyers with a ten year insurance against structural damage resulting from production flaws.

Company Description


Casas GEO

- Geo is involved in all aspects of housing development, from design and construction to marketing and sales of Lower Affordable, Affordable, Middle Income and Residential houses in Mexico.
- Geo is also the most geographically diversified housing company in Mexico, operating in 33 cities in 19 states, covering the territories where more than 76% of the Mexican population is located.
- In the past 31 years, Geo has sold and produced over 233,000 homes in which more than 1,100,000 people live, close to double the amount developed by its nearest competitor.
- Geo produces 75% of the components utilized in building its homes.



***GEO is present where*:**

- ***75% of INFONAVIT credits are granted***
- ***80% of the GDP is produced***
- ***74% of marriages take place***
- ***76% of the Mexican population lives***

Industry's demographics and Outlook


Casas GEO


2000
2030
Age group
90+
80-89
70-79
60-69
50-59
40-49
30-39
20-29
10-19
0-9
0
5
10
15
20
25
22 million families
45 million families

In the next 30 years:

- The population older than 20 years of age will grow from 56 to 96 million people.
- 23 million new homes will be required (duplicate the number of homes in Mexico).

Likelihood of home ownership

Housing Deficit in Mexico

- ***Total housing deficit: 5 million homes***
- ***Yearly demand: 800 thousand homes***
- ***Supply of homes in 2004: 575,000 homes***
- ***Supply of homes expected in 2006: 785,000 homes***

Housing deficit in Mexico increases by 300 thousand homes per year.

Source: CONAFOVI and Housing Institutes

Mexican Mortgage Market


Casas GEO

Housing Institutes (Thousands of Credits) CAGR 2000 - 2006 = 13.5%

1,000,000
800,000
600,000
400,000
200,000
0

352 318 420 489 575 E690 E750 E825 E919

2000 2001 2002 2003 2004 E2005 E2006 E2007 E2008

(in thousands)	2000	2001	2002	2003	2004	E2005	E2006	E2007	E2008
INFONAVIT	250	205	275	301	325	375	400	425	465
SHF-FOVI	47	48	40	55	65	99	100	120	144
FOVISSSTE	15	18	42	68	68	55	70	65	65
Sofoles-Banks*	4.5	5.5	10	23	42	69	90	110	130
Others	35	42	53	42	75	92	90	105	115
TOTAL	**352**	**319**	**420**	**489**	**575**	**690**	**750**	**825**	**919**

*Includes Banks, Sofoles, Orevis, and Pemex

Housing Institutes Goals for 2005

- ✓ *INFONAVIT: E 375,000 Mortgages (increase of 22% from 306,000 in 2004).*
- ✓ *SHF-FOVI: E 99,000 Mortgages (increase of 52% from 65,000 in 2004).*
- ✓ *FOVISSSTE: E55,000 Mortgages (a decrease of 19% from 2004).*
- ✓ *BANKS: E 69,000 Mortgages (increase of 64% from 2004).*

In 2005 the Industry is Projected to Grow 20% compared to 2004

Source: CONAFOVI and Housing Institutes

Company Description


Casas GEO

Mexican Housing Market by segments and amount of loans by mortgage institution


Residential
Above US $175,000
Middle Income
Between US $33,000 and US $175,000
Typical Geo's Market Affordable Entry Level Between US $18,000 and US $33,000
Lower Affordable
Up to US $18,000
INFONAVIT
$175
$12
FOVISSSTE
$44
$8.4
SHF
$130
$14
Bank / Sofoles
$380
$30
Price range in thousand dollars

- Geo´s geographical diversification, infrastructure and brand name allow it to quickly adapt to changes in the market, like the come back of the middle income segment and the surge of the lower-affordable market.
- Geo is very active in the Lower Affordable segment, where the highest demand exists, and is profitable because of the use of its technology, economies of scale and strict control measures.
- Geo launched its new brand "G-Homes" designed for the Middle Income and Residential markets.


G-Homes

Geo´s Sales Mix by segment

Housing Segment	2000	2001	2002	2003	2004	E2005
Middle Income and Residential	2.0%	5.0%	7.0%	9.0%	10.0%	15.0%
Affordable (Geo's Typical Market)	95.0%	82.0%	64.0%	65.0 %	65.0%	55.0%
Lower Affordable	3.0%	13.0%	29.0%	26.0 %	25.0%	30.0%

- Geo has the most diversified sales mix in the industry. We sell homes from $18,000 to $500,000 dollars.

Product Mix


Casas GEO

A significant increase in the middle & residential segment


GEO 4Q03
9%
26%
65%
SALES MIX BY PRICE RANGE
Lower than US$18,000
Between US$18,001 and US$33,000
Above US$33,000 pesos
GEO 4Q04
10%
25%
65%
AVERAGE SELLING PRICE GEO
270,000
260,000
250,000
240,000
230,000
220,000
258,068
259,079
260,849
266,722
268,907
4Q03
1Q04
2Q04
3Q04
4Q04

A Better Sales Mix Produced an Increase of 4.2% in the Average Selling Price


Casas GEO

G - Homes Brand






www.g-homes.com









- As an important sales strategy, on May 2004, Geo launched its new brand "G-Homes" with the only purpose of promoting and selling in the middle & residential segment.
- The commitment of G-Homes is to create a synergy between design, location, quality and added value to its clients.
- Today, G-Homes is present in: Tijuana, Guadalajara, Monterrey, Veracruz, Acapulco, Tamaulipas, Querétaro and Cuernavaca.
- Geo's 2005 goal is to reach 100% of the middle & residential segment in all of our subsidiaries under the G-Homes brand
- Up to 2004, Geo had sold 3,328 homes under the G-Homes brand and for 2005 the goal is to sell 15% of our total homes in this segment.

Operations & Financial Turnaround


Casas GEO


EBITDA & Operating Free Cash Flow
Free Cash Flow
EBITDA
1,800
1,300
800
300
-200
-700
-1,200
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
EXPANSION
TURNAROUND
PROFITABLE GROWTH


Net Debt
$243
$861
$907
$2,022
$2,018
$1,927
$1,812
$1,364
$1,294
$921
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
EXPANSION
TURNAROUND
PROFITABLE GROWTH

Geo´s turnaround

Geo made the strategic decision to moderate the rapid expansion it experienced, in favor of more sustainable and profitable growth, to ensure the overall health of the company in the long-run.

Initiatives undertaken:

•Company-wide restructuring and cost-saving.

•Institutionalization of processes and information systems to increase productivity.

•Transformation of Geo´s Corporate Culture to enhance loyalty and capacity of employees.

Results:

•14 consecutive quarters of consistent and predictable results.

•Double digit growth, margins' expansion and stronger balance sheet.

In millions of Pesos as of December, 2004 9 February, 2005

Industry Comparison - Geo, leader of the pack


Casas GEO

INDUSTRY COMPARISON

2004 Market Share %

7.0
4.4
4.2
3.4
3.3
1.4
1.2
1.1
Geo
Urbi
Homex
Ara
Sadasi
Pulte
Sare
Hogar

2004 Geographic Diversification (cities)

33
12
17
20
9
Geo
Urbi
Ara
Homex
Sare

2004 Working Capital (days)

247
137
462
149
521
87
173
161
287
175
Geo
Urbi
Ara
Homex
Sare
Accounts Receivable
Inventory

2004 Sales (homes)

35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
33,228
17,104
21,793
21,053
7,783
GEO
ARA
URBI
HOMEX
SARE

Geo is market leader, has the most efficient working capital strategy and the largest land bank to assure its future growth

Operative and Financial Performance



Casas GEO

Homes Sold

2000	2001	2002	2003	2004
26,577	25,115	27,112	29,520	33,228

Revenues

2000	2001	2002	2003	2004
5,591	5,351	5,852	6,672	7,855

EBITDA

	2000	2001	2002	2003	2004
Value	1,135	1,105	1,258	1,506	1,808
Bar label	20	21	22	23	23

Net Income

	2000	2001	2002	2003	2004
Value	177	319	392	543	802
Bar label	3	6	7	8	10

SG&A Expenses

	2000	2001	2002	2003	2004
Value	647	641	629	686	787
Bar label	12	12	11	10	10

Integral Cost of Financing

	2000	2001	2002	2003	2004
Value	375	257	247	218	196
Bar label	7	5	4	3	3

Geo has successfully achieved steady growth with margin expansion

In millions of Pesos as of December, 2004

Operative and Financial Performance


Casas GEO

Interest Coverage

2000	2001	2002	2003	2004
1.60	1.84	2.31	2.99	3.04

EPS

2000	2001	2002	2003	2004
0.35	0.64	0.77	1.05	1.53

ROE

2000	2001	2002	2003	2004
9.3%	12.3%	14.5%	18.4%	24.0%

Accounts Receivable (days & % of Sales)

	2000	2001	2002	2003	2004
Days	184	183	174	157	137
% of Sales	50%	50%	48%	43%	37%

Accounts Receivable + Inventory (days)

	2000	2001	2002	2003	2004
Accounts Receivable	184	183	174	157	137
Inventory	176	164	148	215	247

Debt/Equity & Net Debt/Equity

	2000	2001	2002	2003	2004
Debt to capitalization excluding differed tax	44%	43%	37%	31%	30%
Net Debt to capitalization excluding differed tax	37%	34%	26%	22%	3%

Cost savings programs and efficient working capital management have been boosting profitability

In millions of Pesos as of December, 2004

Fourth Quarter 2004 Results


Casas GEO

	4Q03	4Q04	Variation	Ene-Dec03	Ene-Dec04	Variation
Sales	10,133	11,198	10.5%	29,520	33,228	12.6%
Revenues	**$ 2,049**	**$ 2,397**	**17.0%**	**$ 6,672**	**$ 7,855**	**17.7%**
Gross Profit	$ 560	$ 670	19.6%	$ 1,787	$ 2,127	19.0%
Gross Margin	**27.3%**	**27.9%**	**0.6 pp**	**26.8%**	**27.1%**	**0.3 pp**
Operative Income	$ 367	$ 448	21.8%	$ 1,101	$ 1,340	21.7%
Operative Margin	**17.9%**	**18.7%**	**0.8 pp**	**16.5%**	**17.0%**	**0.5 pp**
EBITDA	$ 485	$ 572	17.9%	$ 1,506	$ 1,808	20.0%
EBITDA Margin	**23.7%**	**23.9%**	**0.2 pp**	**22.6%**	**23.0%**	**0.4 pp**
Integral Cost of Financing	$ 56	$ 50	-10.0%	$ 218	$ 196	-9.7%
Net Income	**$ 210**	**$ 329**	**56.9%**	**$ 543**	**$ 803**	**47.8%**
Net Margin	**10.2%**	**13.7%**	**3.5 pp**	**8.1%**	**10.2%**	**2.1 pp**

Working Capital Indicators	4Q03	4Q04	Variation
Accounts Receivable to Sales	**43.1%**	**37.7%**	**(6.4) pp**
Accounts Receivable (days)	157	137	(20)
Inventory (days)	**215**	**248**	**33**
AR + Inventory (days)	314	318	4
Financial and Other Indicators			
Net Debt	**$ 1,360**	**$ 921**	**-32%**
Debt to Capitalization (ratio)	30.9%	30.4%	-0.5 pp
Free Cash Flow	**$ 266**	**$ 598**	**25%**
ROE	18.4%	24.0%	5.6 pp

- 4Q04 results were above market expectations.
- Geo ended the quarter with a new historical best Accounts Receivable to sales ratio.
- Geo achieved historical best ever in Return on Equity.

In millions of Pesos as of December, 2004

Industry Quarterly Seasonality


Casas GEO

QUARTERLY SEASONALITY

Revenues Seasonality 2002 - 2004


35%
30%
25%
20%
15%
21%
20%
20%
23%
22%
23%
26%
26%
27%
31%
31%
30%

	1Q	2Q	3Q	4Q
2002	21%	22%	26%	30%
2003	20%	23%	26%	31%
2004	20%	23%	27%	31%

Accounts Receivable Seasonality 2002 - 2004


60.0%
50.0%
40.0%
30.0%
20.0%
56.9%
57.9%
57.8%
47.6%
50.3%
51.4%
46.4%
45.9%
43.1%
42.1%
41.9%
37.7%
1Q
2Q
3Q
4Q
2002
2003
2004

Free Cash Flow Seasonality 2002 - 2004

700
500
300
100
-100
-300
-500
-700
-900

-268
-279
-841
-130
34
532
250
99
181
686
257
599

2002 2003 2004

Net Debt Seasonality 2002 - 2004


2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
2,181
2,157
1,679
2,294
1,650
1,634
2,029
1,561
1,483
1,385
1,314
921
1Q
2Q
3Q
4Q
2002
2003
2004

Quarterly Seasonality traduces into Predictability

In million of Pesos

Financial Liabilities Highlights


Casas GEO

FINANCIAL LIABILITIES	Dec. 2004		Average Cost	Average Rates
	Amount	Total%		
Bridge Loans	$1,071.8	41.50%	TIIE+1.6	10.66%
Loans for Land Purchasing	178.6	6.92%	TIIE+2.7	11.80%
Leasing	121.3	4.70%	TIIE+1.0	10.09%
Short Term Commercial Paper	125.0	4.84%	CETES+1.4	9.70%
Eurocommercial Paper	55.7	2.16%	6.10%	6.10%
Medium Term Notes in Pesos P002	700.0	27.10%	TIIE+3.0	12.04%
Certificados Bursatiles	300.0	11.62%	CETES+3.75	12.58%
Others	30.2	1.17%	9.11%	9.11%
AVERAGE COST OF DEBT*	$2,582.6	100.0%	11.15%	

* Without including commissions and transaction costs

- *Main Financial Institutions:*

Banks: BBVA-Bancomer, Inbursa, Banorte, Ixe, Bital, Santander Serfin.

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

Due to its nature, Bridge Loans should be considered as Working Capital because of the low risk that it represents for the Company

*Amounts in million pesos as of December, 2004

2005 Goals


Casas GEO

2005 GOALS

	Sustainable Growth	Efficient Production	
	16-18% Growth in Revenues & 18-20% in EBITDA	41-43% Accounts Receivable to Sales	
	Net Debt P$300-P$400 million	Operating Free Cash Flow P$500-P$600 million	
	Strong Financial Structure	Cash Generation	

- ✓ *Volume growth and improvement in sales mix (increase middle income and residential).*
- ✓ *Take advantage of geographical diversification and economies of scale.*
- ✓ *JV with PREI for land acquisition and FCF generation.*
- ✓ *Tightening purchase processes and policies, and access global markets.*
- ✓ *Benefits from Geo-Seguro.*
- ✓ *Reduce debt and financing costs.*
- ✓ *Implement new information systems for sales and commercial business areas.*

Margin Stability should also be expected in 2005

Information Technologies


Casas GEO

- ***FINANCIAL & ACCOUNTING (MIZAR).***

  - ***Specialized SW in the Mexican construction process.***
  - ***It automates all subsidiaries' administrative areas (Purchases, Inventories, etc.) providing consolidated real time information about all financial indicators that help control the budget for each project.***
  - ***Reduces administrative costs and optimizes cash management ensuring adequate labor payment to the construction process.***

- ***PROJECT ADMINISTRATION (PROJECT MANAGEMENT).***

  - ***Intercommunicated SW that allows separate and detailed control of every project avoiding costs and time deviations along the process.***
  - ***Helps identify areas of opportunity for cost savings.***

- ***HUMAN RESOURCES (GEO GENTE).***

  - ***System that allows successful direction and distribution of the employer's goals and performance (individual career and development plan).***
  - ***Reduces personnel rotation significantly.***

Information Technologies


Casas GEO

➢ *COMMERCIAL (SIEBEL).*

- ***The CRM (Costumer Relations Management) allows us to know the exact status in the commercial process of every client.***
- ***Counts with top technology allowing multi-channel communication with our costumers through the Call Center, Internet, Information Kiosks as well as Costumer Attention and Sales Centers.***
- ***Increases our Costumers' attention by 150% at the same time that it reduces costs related to costumer attention.***
- ***Its KPI (Key Performance Indicators) provide real time information that optimizes, time wise, our sales and collection processes as well as working capital management.***
- ***Allows us to focus better in the objective segments of the population and increases the effectiveness of our marketing campaigns at the same time that it helps us detect new potential markets.***
- ***Allows direct communication with financial institutions through its financial simulators and helps clients choose the financial scheme that suits them best.***

During the last five years we've invested a total of US$5,700,000 in Information Technologies

Land Bank


Casas GEO

We control today the largest land bank in our history

- ✓ ***GEO´s Land Bank as of December 31, 2004 is composed of:***
  - 139,972 homes on Geo´s BalanceSheet
  - 3,150 homes under "Land Outsourcing" schemes
  - 31,094 homes under Option Agreements
  - 69,084 homes under Geo-Prudential Joint - Venture
  - ***243,300 Homes for Development***


Total Land Bank
(Units)
300,000
200,000
100,000
0
243,300
133,051
153,076
65,250
42,064
GEO
ARA
URBI
HOMEX
SARE

- ✓ ***Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.***
- ✓ ***Geo controls enough land bank to grow for 5.5 Years considering a 15% annual growth rate in units.***
- ✓ ***Geo's strategy is to control at least 5 years of land bank in each of our subsidiaries covering the 3 main segments.***

Geo Controls the Largest Land Bank in the Industry

Geo – Prudential Land JV


Casas GEO

Geo-Prudential Updates

- *The JV increased the first phase from US $100 million to US $175, in response to Prudential success raising capital, and to secure land for Geo in markets it deems strategic, which will be fully invested during 1Q05.*
- *The total investments as of December 2004 accounted for US $163 million, equivalent to 69,084 homes.*
- *Given the great success of phase one, PREI is already working on phase two which will be increased to an even greater amount than phase one.*
- *The total amount for the agreement has increased from $500 million to $1 billion over a ten year period.*

Geo - Prudential Land JV


Casas GEO


GEO-PRUDENTIAL JOINTVENTURE

Land investment joint venture between and Prudential Financial

On August 2003, Geo and Prudential Real Estate Investors created a Joint Venture with the main goal of purchasing Land for housing exclusively for Geo, and other real estate businesses.

Prudential Real Estate Investors is the global real estate investment company of Prudential Financial. They manage US $22 billion in gross total assets on behalf of 440 institutional clients.

During its first phase, the venture will seek to invest US $175 million and has already purchased US $163 million worth of land.

In this first venture, Geo will have a minority stake of 5%, while Prudential and its investors will participate with the rest.

The partnership operates in Mexican Pesos with an investment horizon of seven years and the possibility of increasing it up to nine years.

Additional phases could be launched using the same framework, once 75% of the total resources have been already invested, coinciding with Geo's expected growth.

We Have Teamed Two Institutions, Leaders in their Respective Fields, Geo and Prudential Real Estate Investors

Geo – Prudential Land JV


Casas GEO

Basic assumptions to consider about Geo-Prudential JV

1. *There is not going to be a wealth transfer from our shareholders to the Joint Venture with Prudential, nor are margins going to fall as a result of this deal.*
2. *Geo has not committed to any kind of minimum return nor has it extended any guarantees. This is not an off balance sheet structure, the JV is assuming the execution risk of Geo's projects.*
3. *Geo will keep all of its expertise related to land purchasing activities and will always make the decision about which parcels of land will be acquired by the Land Venture.*
4. *This is a truly win-win structure. Prudential should achieve above average returns, while Geo accelerates free cash flow, net debt reduction, growth and profitability.*
5. *Geo will remain totally focused on its core business, which is to build better homes and produce them faster to better match the level of demand in Mexico.*
6. *Geo and Prudential have signed an Exclusivity Agreement.*

Our Joint Venture With Prudential Is Further Proof of Our Commitment to Generating Value for Our Shareholders

Geo - Prudential Land JV


Casas GEO

Operational Structure of the Land Acquisition Joint Venture


Prudential Financial
& its Investors
95% of JV
$
5% of JV
Expertise
$
Geo-Prudential
Joint Venture
% of Revenues
Expertise & Management
Land
% of Revenues
Trust*
Homes
Collection
Clients

- *Geo will present a complete housing project to the Investment Committee (IC) of the JV.*
- *The project will include the fixed percentage of revenues to be shared at the time of collection of the homes.*
- *If the risk-return meets the JV's requirements, the IC will approve the purchase of the land and the JV will create and fund an individual trust that will be managed by Geo.*
- *The revenue sharing is legally set at this time and Geo makes a 10% "Deposit of Seriousness".*
- *Every time the individual trust collects a home, it will deliver the agreed fixed percentage of revenues to the JV and the remainder to Geo.*

Geo Will Continue to Buy Land Whenever a Specific Project Does Not Comply With the JV Requirements

** Independent Individual Trust*


Casas GEO

Land Purchase Strategy and Business Rationale


3rd Circle
2nd Circle
1st Circle
Main target areas for the JV
Areas where all the housing companies are currently buying land

- *The main business of the JV is to buy large extensions of land at very competitive prices and then sell them to Geo's Clients at a price equivalent to a fixed percentage of the homes selling price that Geo will build on those plots.*
- *The JV's main source of income and returns will come from the sharing of revenues.*
- *The JV will profit as well from the sale of the commercial and industrial areas within the property.*
- *Other real estate businesses such as Land Development for small and medium size homebuilders are also contemplated.*

Use of Land

75-100 % of the land to be developed by Geo	Commercial & Industrial areas
	Other RE Businesses

The JV Should Achieve Above Average Returns While Geo Accelerates Cash Flow, Net Debt Reduction & Growth


Casas GEO

Financial and Operational Implications for Geo

1. ***Acceleration of Free Cash Flow generation and net debt reduction plans, as a consequence of lower direct investment in land and a better working capital cycle,***
2. ***Increase in the sustainable growth rate while keeping Geo in positive Free Cash Flow territory.***
3. ***Higher Margins at all levels of its Income Statement due to lower capitalized interest expenses, better production planning.***
4. ***Higher Return on Equity, Return of Investment Capital and Economic Value Added.***
5. ***The highest accessibility to land reserves in Mexico, while achieving at the same time the best ratio in the industry of Land Bank to Sales.***
6. ***The opportunity to develop housing communities without facing barriers caused by the level of indebtness or internal cash flow generation.***
7. ***The possibility to match the industry pace and better plan the long term growth of Geo, having unparallel access to our most important raw material.***

Geo – Prudential Land JV


Casas GEO

- Geo´s land purchasing before and after Prudential (PREI)

Before PREI


1
2
3
4

$100/Sq. meter →

After PREI


1

$85/Sq. meter

- Geo had financial limitations to purchase large parcels, thus had moderate purchasing power
- Geo had to incur in additional financing costs
- Geo would have partitioned the purchase in different phases:
  - Increasing the cost per sq. meter of subsequent portions
  - Eliminating economies of scale in infrastructure costs
  - Increasing the probability of competitors buying the rest

- Geo has access to PREI purchasing power, allowing for considerable lower prices
- Geo can now:
  - Eliminate additional financing costs and differ payments
  - Exploit the benefits of economies of scale
  - Eliminate the probability of competitors buying the rest

Clear Corporate Governance



Casas GEO

Geo has the most respected Management Team in the Housing Industry

SHAREHOLDER BASE BY REGION



8%
26%
34%

136 Institutional Investors

- US Institutions
- Mexican Institutions
- Other Institutions
- European Innstitutions

- ✓ ***31% of the Board Members are External Directors***
- ✓ ***No family relationships among Members of the Board and Executive Officers or Corporate Directors***
- ✓ ***External Directors lead the Board Committees of Compensation, Finance & Planning and Audit***
- ✓ ***Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV***
- ✓ ***More than 30% of Geo's employees are Shareholders***
- ✓ ***"Tag-Along Rights" for all its Shareholders***
- ✓ ***First Place in Corporate Governance in Latin America and 7th among Emerging Markets by Euromoney***

One Series of Shares – One Share, One Vote


Casas GEO

Geo's distinguished track record

- ***During the past five years, Geo has received many Awards and Recognitions in different areas:***



Awards and Recognitions	1990	1992	1994	1996	2000	2001	2002	2003	2004
CONSTRUCTION AND DESIGN									
"National Housing Award"						1	6	3	6
"Obras Cemex" Award							1	1	1
"La Casa Infonavit" Award					2	2			
Honors	1					1			1
Bienal de Arquitectura Mexicana				1					
Bienal de Arquitectura Chilena					1				
International Awards		3	1						
WEBSITE									
Premio POP+ y TOP 5 Ameri-MZ Consult							3	4	3
ANNUAL REPORT									
RAO Ameri-MZ Consult Award							1	1	1
Other Awards						2	3		4
INVESTOR RELATIONS									
Institutional Investors Resarch Group								2	
IR Magazine							1	4	1
CORPORATE GOVERNANCE									
Best Corporate Governance, Euromoney								2	2
Best Corporate Governance, Management & Excellence							1		
STOCK LIQUIDITY									
Liquidity Award Bolsa Mexicana de Valores BMV							1	1	1
TOTAL	**1**	**3**	**1**	**1**	**3**	**6**	**17**	**18**	**14**



IR
magazine
AWARDS



Fourth Quarter 2004 Results


Casas GEO

- **Santander:** *"Increasing Target Price on the Back of Positive 4Q04 and Full-Year 2004 Results"*
- **Merrill Lynch:** *Solid Growth and Deleveraging Ahead.*
- **UBS:** *Good 4Q04, In Line With Estimate*
- **CSFB:** *Strong 4Q04 Guidance Reinforces Solid Operating Trend.*
- **BBVA**: *Surprising Accounts Receivable Improvements.*
- **Morgan Stanley:** *"EPS up 31% y/y and 17% ahead of expectations".*


Monthly Volume in US$ 2004
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
-
*IPO
*IPO
Jan-04
Feb-04
Mar-04
Apr-04
May_04
Jun_04
Jul_04
Aug_04
Sep_04
Oct_04
Nov_04
Dec_04
GEO
ARA
SARE
URBI
HOMEX
Stock Performance (Dec 00 – Dec 04)
1600%
1400%
1200%
1000%
800%
600%
400%
200%
0%
-200%
Dec-00
Feb-01
Apr-01
Jun-01
Ago-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Ago-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Ago-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
Ago-04
Oct-04
Dec-04
GEO 1,540%
VIVIENDA 382%
IPyC 129%
USD 16%
INPC 20%
GEO
IPC
USD
VIVIENDA
INPC

Stock Performance and Valuation


Casas GEO

	1998	2003	2004
Sales (units)	20,428	29,520	33,228
Revenues	$4,030	$6,343	$7,855
Gross Margin	28.20%	26.79%	27.09%
EBITDA	$915	$1,432	$1,808
EBITDA margin	22.70%	22.58%	23.02%
Operating margin	16.30%	16.50%	17.06%
Net margin	7.80%	8.14%	10.22%
Accounts Receivable to Sales	67.30%	43.70%	37.69%
Inventory Turnover (days)	283	215	247
Total Debt	$2,390	$2,028	$1,900 - $2,000
Net Debt	$2,022	$1,294	$921.87
Debt in USD (% total Debt)	29.60%	4.70%	4% - 8%
Free Cash Flow	-$1,154	$110	$462
Middle Income Sales %	0%	9%	10%
Geographical Coverage (cities)	23	33	33
FV/EBITDA	8.7x	6.8x	5.15x
P/BV	2.6x	1.97x	2.0x
P/E	19.2x	11.8x	10.5

16
14
12
10
8
6
4
2
0
98
99
00
01
02
03
04

Geo is a successful Operational and Financial Turnaround story in Latin America

Figures in million pesos as of 2004

Stock Performance and Valuation


Casas GEO

Value and Growth in an Industry with superior earnings visibility

Stock Performance Geo, Ara, IPyC 2004
Prices as of December 31, 2004
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jan Feb Mar April May June July Aug Sep Oct Nov Dec
GEO 94.69%
URBI 52.19%
HOMEX 46.42%
SARE 45.00%
IPC 42.27%
ARA 19.99%

FV / EBITDA
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
GEO 8.58
ARA 10.01
URBI 12.46
HOMEX* 12.85
SARE* 6.94

ROE
30.0%
20.0%
10.0%
0.0%
GEO 24.0
ARA 21.0
URBI 22.9
HOMEX 23.3
SARE 16.5

P / E
30.00
25.00
20.00
15.00
10.00
5.00
-
GEO 18.19
ARA 13.36
URBI 16.82
HOMEX* 27.46
SARE* 10.67

YTD Average Daily Trading Volume is Higher than US $3,000,000

Homex: calculation includes IPO


Casas GEO

JORGE PÉREZ

Investor Relations Officer

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: jperezr@casasgeo.com

KENIA VARGAS / EDUARDO MUÑIZ

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

DOMESTIC RETAIL INVESTORS HOTLINE: 01 800 00 GEORI

This presentation contains forward-looking statements regarding the Company's results and prospects, especially when used the capital E for Estimates. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com

Track Record, Visibility and Growth


Casas GEO



Casas Geo

2004 Results

Company Description


Casas GEO

SUMMARY

- The Mexican Housing Industry offers a unique visibility and above-average growth due to the Housing initiatives that the President Fox Administration has been supporting during the last three years.
- Geo is the leading housing developer in Mexico with the largest Market Share, Geographical Coverage, "Top of Mind" brand and the Best Product testified by the National Housing Awards. It is the largest builder of Lower Affordable, Affordable, Middle Income and Residential housing in the Americas, in terms of homes sold.
- Geo is growing at double digits on a stable and profitable basis, achieving Positive Free Cash Flow and Net Debt reduction for five consecutive years, and historical best in its Working Capital Management.
- The JV for Land Acquisition with Prudential demonstrates Geo's commitment to generating stronger Free Cash Flow, reducing Net Debt, and establishing a more solid platform for stronger sustainable growth.
- Geo is the Homebuilding company with more experience and track record in the financial markets, and is the most Market-oriented and Investor-Friendly Company in Mexico according to financial markets professionals.
- As a consequence of its continuous efforts to innovate, Geo recently launched the Geo-Seguro, becoming the first and only developer to provide its homebuyers with a ten year insurance against structural damage resulting from production flaws.

Company Description


Casas GEO

- Geo is involved in all aspects of housing development, from design and construction to marketing and sales of Lower Affordable, Affordable, Middle Income and Residential houses in Mexico.
- Geo is also the most geographically diversified housing company in Mexico, operating in 33 cities in 19 states, covering the territories where more than 76% of the Mexican population is located.
- In the past 31 years, Geo has sold and produced over 233,000 homes in which more than 1,100,000 people live, close to double the amount developed by its nearest competitor.
- Geo produces 75% of the components utilized in building its homes.



***GEO is present where*:**

- ***75% of INFONAVIT credits are granted***
- ***80% of the GDP is produced***
- ***74% of marriages take place***
- ***76% of the Mexican population lives***

Industry's demographics and Outlook


Casas GEO


2000
2030
Age group
90+
80-89
70-79
60-69
50-59
40-49
30-39
20-29
10-19
0-9
0
5
10
15
20
25
22 million families
45 million families

In the next 30 years:

- The population older than 20 years of age will grow from 56 to 96 million people.
- 23 million new homes will be required (duplicate the number of homes in Mexico).

Likelihood of home ownership

Housing Deficit in Mexico

- ***Total housing deficit: 5 million homes***
- ***Yearly demand: 800 thousand homes***
- ***Supply of homes in 2004: 560,000 homes***
- ***Supply of homes expected in 2006: 785,000 homes***

Housing deficit in Mexico increases by 300 thousand homes per year.

Source: CONAFOVI and Housing Institutes


Casas GEO





Housing Institutes
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%


1,000
800
600
400
200
352
318
420
500
560
E669
E785
E885
E979
2000
2001
2002
2003
2004
E2005
E2006
E2007
E2008
INFONAVIT
SHF - FOVI
FOVISSSTE
BANCOS-Sofoles
Others

(in thousands)	2000	2001	2002	2003	2004	E2005	E2006	E2007	E2008
INFONAVIT	250	205	275	301	306	375	435	485	525
SHF - FOVI	47	48	40	55	65	99	100	120	144
FOVISSSTE	15	18	42	68	68	50	70	65	65
BANCOS-Sofoles	5	6	10	23	42	75	90	110	130
Others	35	42	53	53	79	80	90	105	115
TOTAL	352	318	420	500	560	669	785	885	979

Housing Institutes
Goals for 2005

- ✓ *INFONAVIT: E 375,000 Mortgages (increase of 22% from 306,000 in 2004).*
- ✓ *SHF-FOVI: E 99,000 Mortgages (increase of 52% from 65,000 in 2004).*
- ✓ *FOVISSSTE: E 50,000 Mortgages (decreasing from 2004).*
- ✓ *BANKS: E 75,000 Mortgages (increase of 78% from 2004)*

In 2005 the Industry is Projected to Grow 20% compared to 2004

Source: CONAFOVI and Housing Institutes

Company Description


Casas GEO

Mexican Housing Market by segments and amount of loans by mortgage institution


Residential
Above US $175,000
Middle Income
Between US $33,000 and
US $175,000
Typical Geo's Market Affordable
Entry Level Between US $18,000
and US $33,000
Lower Affordable
Up to US $18,000
$150
INFONAVIT
$12
$44
FOVISSSTE
$8.4
$130
SHF
$14
$380
Bank / Sofoles
$30
Price range in thousand dollars

- Geo´s geographical diversification, infrastructure and brand name allow it to quickly adapt to changes in the market, like the come back of the middle income segment and the surge of the lower-affordable market.
- Geo is very active in the Lower Affordable segment, where the highest demand exists, and is profitable because of the use of its technology, economies of scale and strict control measures.
- Geo launched its new brand "G-Homes" designed for the Middle Income and Residential markets.


G Homes

- Geo has the most diversified sales mix in the industry. We sell homes from $18,000 to $500,000 dollars.

Geo´s Sales Mix by segment

Housing Segment	2000	2001	2002	2003	2004	2005
Middle Income and Residential	2.0%	5.0%	7.0%	9.0%	10.0%	15.0%
Affordable (Geo's Typical Market)	95.0%	82.0%	64.0%	65.0%	65.0%	55.0%
Lower Affordable	3.0%	13.0%	29.0%	26.0%	25.0%	30.0%

Product Mix


Casas GEO

A significant increase in the middle & residential segment


GEO 4Q03
9%
26%
65%
SALES MIX BY PRICE RANGE
Lower than US$18,000
Between US$18,001 and US$33,000
Above US$33,000 pesos
GEO 4Q04
10%
25%
65%
AVERAGE SELLING PRICE GEO
270,000
260,000
250,000
240,000
230,000
220,000
258,068
259,079
260,849
266,722
268,907
4Q03
1Q04
2Q04
3Q04
4Q04

A Better Sales Mix Produced an Increase of 4.2% in the Average Selling Price

G - Homes Brand


Casas GEO










www.g-homes.com



- As an important sales strategy, on May 2004, Geo launched its new brand "G-Homes" with the only purpose of promoting and selling in the middle & residential segment.
- The commitment of G-Homes is to create a synergy between design, location, quality and added value to its clients.
- Today, G-Homes is present in: Tijuana, Guadalajara, Monterrey, Veracruz, Acapulco, Tamaulipas, Querétaro and Cuernavaca.
- Geo's 2005 goal is to reach 100% of the middle & residential segment in all of our subsidiaries under the G-Homes brand
- Up to 2004, Geo had sold 3,328 homes under the G-Homes brand and for 2005 the goal is to sell 15% of our total homes in this segment.

Operations & Financial Turnaround


Casas GEO


EBITDA & Operating Free Cash Flow


Free Cash Flow
EBITDA


1,800
1,300
800
300
-200
-700
-1,200
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
EXPANSION
TURNAROUND
PROFITABLE GROWTH


Net Debt
$243
$861
$907
$2,022
$2,018
$1,927
$1,812
$1,364
$1,294
$921
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
EXPANSION
TURNAROUND
PROFITABLE GROWTH

Geo´s turnaround

Geo made the strategic decision to moderate the rapid expansion it experienced, in favor of more sustainable and profitable growth, to ensure the overall health of the company in the long-run.

Initiatives undertaken:

•Company-wide restructuring and cost-saving.

•Institutionalization of processes and information systems to increase productivity.

•Transformation of Geo´s Corporate Culture to enhance loyalty and capacity of employees.

Results:

•14 consecutive quarters of consistent and predictable results.

•Double digit growth, margins' expansion and stronger balance sheet.

In millions of Pesos as of December, 2004 9 January, 2005

Industry Comparison - Geo, leader of the pack


Casas GEO

2004
Market Share %
5.9
4.35
3.3
3.42
4.21
1.4
1.2
1.1
Geo
Urbi
Sadasi
Ara
Homex
Pulte
Sare
Hogar

2004 Geographic
Diversification (states)
19
9
17
17
9
Geo
Urbi
Ara
Homex
Sare

2004
Sales (homes)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
33,228
17,104
21,793
21,053
7,783
GEO
ARA
URBI
HOMEX
SARE

Geo is market leader, has the most efficient working capital strategy and the largest land bank to assure its future growth

Operative and Financial Performance


Casas GEO

COMPANY DESCRIPTION

Homes Sold

2000	2001	2002	2003	2004
26,577	25,115	27,112	29,520	33,228

Revenues

2000	2001	2002	2003	2004
5,591	5,351	5,852	6,672	7,855

EBITDA

	2000	2001	2002	2003	2004
Value	1,135	1,105	1,258	1,506	1,808
Bar label	20	21	22	23	23

Net Income

	2000	2001	2002	2003	2004
Value	177	319	392	543	802
Bar label	3	6	7	8	10

SG&A Expenses

	2000	2001	2002	2003	2004
Value	647	641	629	686	787
Bar label	12	12	11	10	10

Integral Cost of Financing

	2000	2001	2002	2003	2004
Value	375	257	247	218	196
Bar label	7	5	4	3	3

Geo has successfully achieved steady growth with margin expansion

In millions of Pesos as of December, 2004 11 January, 2005

Operative and Financial Performance


Casas GEO

Interest Coverage
1.60
1.84
2.31
2.99
3.04
2000
2001
2002
2003
2004
EPS
0.35
0.64
0.77
1.05
1.53
2000
2001
2002
2003
2004
ROE
9.3%
12.3%
14.5%
18.4%
24.0%
2000
2001
2002
2003
2004
Accounts Receivable
(days & % of Sales)
184
183
174
157
137
50%
50%
48%
43%
37%
2000
2001
2002
2003
2004
Accounts Receivable
+ Inventory (days)
176
164
148
215
247
184
183
174
157
137
2000
2001
2002
2003
2004
Accounts Receivable
Inventory
Debt/Equity & Net Debt/Equity
44%
37%
43%
34%
37%
26%
31%
22%
2000
2001
2002
2003
Debt to Capitalization excluding differed tax
Net Debt to Capitalization excluding difered tax

Cost savings programs and efficient working capital management have been boosting profitability

In millions of Pesos as of September, 2004 12 January, 2005

Third Quarter 2004 Results


Casas GEO

	4Q03	4Q04	Variation	Ene-Dec03	Ene-Dec04	Variation
Sales	10,133	11,198	10.5%	29,520	33,228	12.6%
Revenues	**$ 2,049**	**$ 2,397**	**17.0%**	**$ 6,672**	**$ 7,855**	**17.7%**
Gross Profit	$ 560	$ 670	19.6%	$ 1,787	$ 2,127	19.0%
Gross Margin	**27.3%**	**27.9%**	**0.6 pp**	**26.8%**	**27.1%**	**0.3 pp**
Operative Income	$ 367	$ 448	21.8%	$ 1,101	$ 1,340	21.7%
Operative Margin	**17.9%**	**18.7%**	**0.8 pp**	**16.5%**	**17.0%**	**0.5 pp**
EBITDA	$ 485	$ 572	17.9%	$ 1,506	$ 1,808	20.0%
EBITDA Margin	**23.7%**	**23.9%**	**0.2 pp**	**22.6%**	**23.0%**	**0.4 pp**
Integral Cost of Financing	$ 56	$ 50	-10.0%	$ 218	$ 196	-9.7%
Net Income	**$ 210**	**$ 329**	**56.9%**	**$ 543**	**$ 803**	**47.8%**
Net Margin	**10.2%**	**13.7%**	**3.5 pp**	**8.1%**	**10.2%**	**2.1 pp**

Working Capital Indicators	4Q03	4Q04	Variation
Accounts Receivable to Sales	**43.1%**	**37.7%**	**(6.4) pp**
Accounts Receivable (days)	157	137	(20)
Inventary (days)	**215**	**248**	**33**
AR + Inventory (days)	314	318	4
Financial and Other Indicators			
Net Debt	**$ 1,360**	**$ 921**	**-32%**
Debt to Capitalization (ratio)	30.9%	30.4%	-0.5 pp
Free Cash Flow	**$ 266**	**$ 598**	**25%**
ROE	18.4%	24.0%	5.6 pp

- 4Q04 results were above market expectations.
- Geo ended the quarter with a new historical best Accounts Receivable to sales ratio.
- Geo achieved historical best ever in Return on Equity.

In millions of Pesos as of December, 2004 13 **January, 2005**

Industry Quarterly Seasonality



Casas GEO

Revenues Seasonality 2002 - 2004



35%
30%
25%
20%
15%
21%
20%
20%
23%
22%
23%
26%
26%
27%
31%
31%
30%

	1Q	2Q	3Q	4Q
2002	21%	22%	26%	30%
2003	20%	23%	26%	31%
2004	20%	23%	27%	31%

Accounts Receivable Seasonality 2002 - 2004



60.0%
50.0%
40.0%
30.0%
20.0%
56.9%
50.3%
51.4%
57.9%
46.4%
42.1%
57.8%
45.9%
41.9%
47.6%
43.1%
37.7%
1Q
2Q
3Q
4Q
2002
2003
2004

Free Cash Flow Seasonality 2002 - 2004

700
500
300
100
-100
-300
-500
-700
-900

-268
-279
-841
-130
34
532
250
99
181
686
257
599

2002 2003 2004

Net Debt Seasonality 2002 - 2004



2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
2,181
2,157
1,679
2,294
1,650
1,634
2,029
1,561
1,483
1,385
1,314
921
1Q
2Q
3Q
4Q
2002
2003
2004



Quarterly Seasonality traduces into Predictability

In million of Pesos

Financial Liabilities Highlights


Casas GEO

FINANCIAL LIABILITIES	Dec. 2004		Average Cost	Average Rates
	Amount	Total%		
Bridge Loans	$1,071.8	41.50%	TIIE+1.6	10.66%
Loans for Land Purchasing	178.6	6.92%	TIIE+2.7	11.80%
Leasing	121.3	4.70%	TIIE+1.0	10.09%
Short Term Commercial Paper	125.0	4.84%	CETES+1.4	9.70%
Eurocommercial Paper	55.7	2.16%	6.10%	6.10%
Medium Term Notes in Pesos P002	700.0	27.10%	TIIE+3.0	12.04%
Certificados Bursatiles	300.0	11.62%	CETES+3.75	12.58%
Others	30.2	1.17%	9.11%	9.11%
AVERAGE COST OF DEBT*	$2,582.6	100.0%	11.15%	

* Without including commissions and transaction costs

Main Financial Institutions:

Banks: BBVA-Bancomer, Inbursa, Banorte, Ixe, Bital, Santander Serfin.

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

Due to its nature, Bridge Loans should be considered as Working Capital because of the low risk that it represents for the Company

*Amounts in million pesos as of December, 2004

2005 Goals


Casas GEO

2005 GOALS


Sustainabl
e Growth
16-18%
Growth
in Revenues
&
18-20% in
EBITDA
Efficient
Production
41-43%
Accounts
Receivable to
Sales
Net Debt
P$300-P$400
million
Operating
Free Cash
Flow P$500-
P$600 million
Strong
Financial
Structure
Cash
Generation







- ✓ *Volume growth and improvement in sales mix (increase middle income and residential).*
- ✓ *Take advantage of geographical diversification and economies of scale.*
- ✓ *JV with PREI for land acquisition and FCF generation.*
- ✓ *Tightening purchase processes and policies, and access global markets.*
- ✓ *Benefits from Geo-Seguro.*
- ✓ *Reduce debt and financing costs.*
- ✓ *Implement new information systems for sales and commercial business areas.*

Margin Stability should also be expected in 2005

Information Technologies


Casas GEO

- ***FINANCIAL & ACCOUNTING (MIZAR).***

  - ***Specialized SW in the Mexican construction process.***
  - ***It automates all subsidiaries' administrative areas (Purchases, Inventories, etc.) providing consolidated real time information about all financial indicators that help control the budget for each project.***
  - ***Reduces administrative costs and optimizes cash management ensuring adequate labor payment to the construction process.***

- ***PROJECT ADMINISTRATION (PROJECT MANAGEMENT).***

  - ***Intercommunicated SW that allows separate and detailed control of every project avoiding costs and time deviations along the process.***
  - ***Helps identify areas of opportunity for cost savings.***

- ***HUMAN RESOURCES (GEO GENTE).***

  - ***System that allows successful direction and distribution of the employer's goals and performance (individual career and development plan).***
  - ***Reduces personnel rotation significantly.***

Information Technologies


Casas GEO

- COMMERCIAL (SIEBEL).

- *The CRM (Costumer Relations Management) allows us to know the exact status in the commercial process of every client.*

- *Counts with top technology allowing multi-channel communication with our costumers through the Call Center, Internet, Information Kiosks as well as Costumer Attention and Sales Centers.*

- *Increases our Costumers' attention by 150% at the same time that it reduces costs related to costumer attention.*

- *Its KPI (Key Performance Indicators) provide real time information that optimizes, time wise, our sales and collection processes as well as working capital management.*

- *Allows us to focus better in the objective segments of the population and increases the effectiveness of our marketing campaigns at the same time that it helps us detect new potential markets.*

- *Allows direct communication with financial institutions through its financial simulators and helps clients choose the financial scheme that suits them best.*

During the last five years we've invested a total of US$5,700,000 in Information Technologies

Land Bank


Casas GEO

We control today the largest land bank in our history

✓ ***GEO´s Land Bank as of December 31, 2004 is composed of:***

- 139,972 homes on Geo´s BalanceSheet
- 3,150 homes under "Land Outsourcing" schemes
- 31,094 homes under Option Agreements
- 69,084 homes under Geo-Prudential Joint - Venture
- ***243,300 Homes for Development***

	GEO	ARA	URBI	HOMEX	SARE
Land bank (homes)	243,300	133,051	153,076	65,250	42,064

✓ ***Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.***

✓ ***Geo controls enough land bank to grow for 5.5 Years considering a 15% annual growth rate in units.***

✓ ***Geo's strategy is to control at least 5 years of land bank in each of our subsidiaries covering the 3 main segments.***

Geo Controls the Largest Land Bank in the Industry

Geo – Prudential Land JV


Casas GEO

Geo-Prudential Updates

The Joint Venture (JV) completed important purchases at the end of the second quarter, and the details are as follow:

- ***In 2003, two plots of land were purchased to develop 5,260 homes.***
- ***The JV increased the first phase from US $100 million to US $175, in response to Prudential success raising capital, and to secure land for Geo in markets it deems strategic, which will be fully invested during 1Q05.***
- ***The total investments as of December 2004 accounted for US $163 million, equivalent to 69,084 homes.***
- ***Given the great success of phase one, PREI is already working on phase two which will be increased to an even greater amount.***

Geo - Prudential Land JV


Casas GEO

Land investment joint venture between  and Prudential Financial

On August 2003, Geo and Prudential Real Estate Investors created a Joint Venture with the main goal of purchasing Land for housing exclusively for Geo, and other real estate businesses.

Prudential Real Estate Investors is the global real estate investment company of Prudential Financial. They manage US $22 billion in gross total assets on behalf of 440 institutional clients.

During its first phase, the venture will seek to invest US $175 million and has already purchased US $163 million worth of land.

In this first venture, Geo will have a minority stake of 5%, while Prudential and its investors will participate with the rest.

The partnership operates in Mexican Pesos with an investment horizon of seven years and the possibility of increasing it up to nine years.

Additional phases could be launched using the same framework, once 75% of the total resources have been already invested, coinciding with Geo's expected growth.

The total amount for the agreement has increased from $500 million to $1 billion over ten years.

We Have Teamed Two Institutions, Leaders in their Respective Fields, Geo and Prudential Real Estate Investors

GEO-PRUDENTIAL JOINT VENTURE

Geo – Prudential Land JV


Casas GEO

Basic assumptions to consider about Geo-Prudential JV

1. *There is not going to be a wealth transfer from our shareholders to the Joint Venture with Prudential, nor are margins going to fall as a result of this deal.*
2. *Geo has not committed to any kind of minimum return nor has it extended any guarantees. This is not an off balance sheet structure, the JV is assuming the execution risk of Geo's projects.*
3. *Geo will keep all of its expertise related to land purchasing activities and will always make the decision about which parcels of land will be acquired by the Land Venture.*
4. *This is a truly win-win structure. Prudential should achieve above average returns, while Geo accelerates free cash flow, net debt reduction, growth and profitability.*
5. *Geo will remain totally focused on its core business, which is to build better homes and produce them faster to better match the level of demand in Mexico.*
6. *Geo and Prudential have signed an Exclusivity Agreement.*

Our Joint Venture With Prudential Is Further Proof of Our Commitment to Generating Value for Our Shareholders


Casas GEO

Operational Structure of the Land Acquisition Joint Venture


Prudential Financial
& its Investors
95% of JV
$
5% of JV
Expertise
$
Geo-Prudential
Joint Venture
% of Revenues
Expertise & Management
Land
% of Revenues
Trust*
Homes
Collection
Clients

- *Geo will present a complete housing project to the Investment Committee (IC) of the JV.*
- *The project will include the fixed percentage of revenues to be shared at the time of collection of the homes.*
- *If the risk-return meets the JV's requirements, the IC will approve the purchase of the land and the JV will create and fund an individual trust that will be managed by Geo.*
- *The revenue sharing is legally set at this time and Geo makes a 10% "Deposit of Seriousness".*
- *Every time the individual trust collects a home, it will deliver the agreed fixed percentage of revenues to the JV and the remainder to Geo.*

Geo Will Continue to Buy Land Whenever a Specific Project Does Not Comply With the JV Requirements

** Independent Individual Trust*


Casas GEO

Land Purchase Strategy and Business Rationale


3rd Circle
2nd Circle
1st Circle
Main target areas for the JV
Areas where all the housing companies are currently buying land

Use of Land

75-100 % of the land to be developed by Geo	Commercial & Industrial areas
	Other RE Businesses

- *The main business of the JV is to buy large extensions of land at very competitive prices and then sell them to Geo's Clients at a price equivalent to a fixed percentage of the homes selling price that Geo will build on those plots.*
- *The JV's main source of income and returns will come from the sharing of revenues.*
- *The JV will profit as well from the sale of the commercial and industrial areas within the property.*
- *Other real estate businesses such as Land Development for small and medium size homebuilders are also contemplated.*

The JV Should Achieve Above Average Returns While Geo Accelerates Cash Flow, Net Debt Reduction & Growth


Casas GEO

Financial and Operational Implications for Geo

1. *Acceleration of Free Cash Flow generation and net debt reduction plans, as a consequence of lower direct investment in land and a better working capital cycle,*
2. *Increase in the sustainable growth rate while keeping Geo in positive Free Cash Flow territory.*
3. *Higher Margins at all levels of its Income Statement due to lower capitalized interest expenses, better production planning.*
4. *Higher Return on Equity, Return of Investment Capital and Economic Value Added.*
5. *The highest accessibility to land reserves in Mexico, while achieving at the same time the best ratio in the industry of Land Bank to Sales.*
6. *The opportunity to develop housing communities without facing barriers caused by the level of indebtness or internal cash flow generation.*
7. *The possibility to match the industry pace and better plan the long term growth of Geo, having unparallel access to our most important raw material.*

Geo – Prudential Land JV


Casas GEO

GEO-PRUDENTIAL JOINT VENTURE

- Geo´s land purchasing before and after Prudential (PREI)

Before PREI

1	2
3	4

$100/Sq. meter →

After PREI

1

$85/Sq. meter

- Geo had financial limitations to purchase large parcels, thus had moderate purchasing power
- Geo had to incur in additional financing costs
- Geo would have partitioned the purchase in different phases:
  - Increasing the cost per sq. meter of subsequent portions
  - Eliminating economies of scale in infrastructure costs
  - Increasing the probability of competitors buying the rest

- Geo has access to PREI purchasing power, allowing for considerable lower prices
- Geo can now:
  - Eliminate additional financing costs and differ payments
  - Exploit the benefits of economies of scale
  - Eliminate the probability of competitors buying the rest

Clear Corporate Governance


Casas GEO

CORPORATE GOVERNANCE



Geo has the most respected Management Team in the Housing Industry

SHAREHOLDER BASE BY REGION


29%
31%
10%
US Investors
Mexican Investors
Other Investors
European Investors

- ✓ *46% of the Board Members are External Directors*
- ✓ *No family relationships among Members of the Board and Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *"Tag-Along Rights" for all its Shareholders*
- ✓ *First Place in Corporate Governance in Latin America and 7th among Emerging Markets by Euromoney*

One Series of Shares – One Share, One Vote

Geo's distinguished track record


Casas GEO

During the past five years, Geo has received many Awards and Recognitions in different areas:

Awards and Recognitions	1990	1992	1994	1996	2000	2001	2002	2003	2004
CONSTRUCTION AND DESIGN									
"National Housing Award"						1	6	3	6
"Obras Cemex" Award							1	1	1
"La Casa Infonavit" Award					2	2			
Honors	1					1			1
Bienal de Arquitectura Mexicana				1					
Bienal de Arquitectura Chilena					1				
International Awards		3	1						
WEBSITE									
Premio POP+ y TOP 5 Ameri-MZ Consult							3	4	3
ANNUAL REPORT									
RAO Ameri-MZ Consult Award							1	1	1
Other Awards						2	3		4
INVESTOR RELATIONS									
Institutional Investors Resarch Group								2	
IR Magazine							1	4	1
CORPORATE GOVERNANCE									
Best Corporate Governance, Euromoney								2	2
Best Corporate Governance, Management & Excellence							1		
STOCK LIQUIDITY									
Liquidity Award Bolsa Mexicana de Valores BMV							1	1	1
TOTAL	**1**	**3**	**1**	**1**	**3**	**6**	**17**	**18**	**14**


IR
magazine
AWARDS


POP+


TOP 5


RAO 1

Fourth Quarter 2004 Results


Casas GEO

- *Santander: "Increasing Target Price on the Back of Positive 4Q04 and Full-Year 2004 Results"*
- *Merrill Lynch: Solid Growth and Deleveraging Ahead.*
- *UBS: Good 4Q04, In Line With Estimate*
- *CSFB: Strong 4Q04 Guidance Reinforces Solid Operating Trend.*
- *BBVA: Surprising Accounts Receivable Improvements.*
- *Morgan Stanley: "EPS up 31% y/y and 17% ahead of expectations".*


Monthly Volume in US$
2004
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
-
*IPO
*IPO
Jan-04
Feb-04
Mar-04
Apr-04
May_04
Jun_04
Jul_04
Aug_04
Sep_04
Oct_04
Nov_04
Dec_04
GEO
ARA
SARE
URBI
HOMEX
Stock Performance (Dec 00 – Dec 04)
1600%
1400%
1200%
1000%
800%
600%
400%
200%
0%
-200%
Dec-00
Feb-01
Apr-01
Jun-01
Ago-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Ago-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Ago-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
Ago-04
Oct-04
Dec-04
GEO 1,540%
VIVIENDA 382%
IPyC 129%
USD 16%
INPC 20%
GEO
IPC
USD
VIVIENDA
INPC

Stock Performance and Valuation


Casas GEO

16
14
12
10
8
6
4
2
0
98
99
00
01
02
03
04

	1998	2003	2004
Sales (units)	20,428	29,520	33,228
Revenues	$4,030	$6,343	$7,855
Gross Margin	28.20%	26.79%	27.09%
EBITDA	$915	$1,432	$1,808
EBITDA margin	22.70%	22.58%	23.02%
Operating margin	16.30%	16.50%	17.06%
Net margin	7.80%	8.14%	10.22%
Accounts Receivable to Sales	67.30%	43.70%	37.69%
Inventory Turnover (days)	283	215	247
Total Debt	$2,390	$2,028	$1,900 - $2,000
Net Debt	$2,022	$1,294	$921.87
Debt in USD (% total Debt)	29.60%	4.70%	4% - 8%
Free Cash Flow	-$1,154	$110	$462
Middle Income Sales %	0%	9%	10%
Geographical Coverage (cities)	23	33	33
FV/EBITDA	8.7x	6.8x	5.15x
P/BV	2.6x	1.97x	2.0x
P/E	19.2x	11.8x	10.5

Geo is a successful Operational and Financial Turnaround story in Latin America

Figures in million pesos as of 2004

Stock Performance and Valuation


Casas GEO

Value and Growth in an Industry with superior earnings visibility

Stock Performance Geo, Ara, IPyC 2004

Prices as of December 31, 2004

	YTD
GEO	94.69%
URBI	52.19%
HOMEX	46.42%
SARE	45.00%
IPC	42.27%
ARA	19.99%

FV / EBITDA

GEO	ARA	URBI	HOMEX*	SARE*
8.58	10.01	12.46	12.85	6.94

ROE

GEO	ARA	URBI	HOMEX	SARE
24.0	21.0	22.9	23.3	16.5

P / E

GEO	ARA	URBI	HOMEX*	SARE*
18.19	13.36	16.82	27.46	10.67

YTD Average Daily Trading Volume is Higher than US $3,000,000

Homex: calculation includes IPO

On Track to ... Communications Turnaround


Casas GEO

CONTACT INFORMATION

JORGE PÉREZ

Investor Relations Officer

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: jperezr@casasgeo.com

KENIA VARGAS / EDUARDO MUÑIZ

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

DOMESTIC RETAIL INVESTORS HOTLINE: 01 800 00 GEORI

This presentation contains forward-looking statements regarding the Company's results and prospects, especially when used the capital E for Estimates. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com

Track Record, Visibility and Growth


Casas GEO®



7th Annual Latin America Conference

Morgan Stanley

London, September 2004

Company Description


Casas GEO



- Geo is also the most diversified operations, with presence in 33 cities in 19 states
- In 31 years, Geo has sold over 213,000 houses, home to more than 1,060,000 people
- GEO is present where:
  - *76% of the Mexican population lives*
  - *75% of INFONAVIT credits are granted*
  - *80% of the GDP is produced*
  - *74% of marriages take place*


2000
2030
Age group
90+
80-89
70-79
60-69
50-59
40-49
30-39
20-29
10-19
0-9
0
5
10
15
20
25
22 million families
45 million families

The number of homes will double in 30 years

In the next 30 years:

- Total housing deficit: 5 million homes
- Yearly demand: 800 thousand homes
- Supply of homes in 2003: 500,000 homes
- Housing deficit in Mexico increases by 300 thousand homes per year.

Mexican Mortgage Market


Casas GEO

Housing Institutes (Thousands of Credits) CAGR 2000 - 2006 = 13.5%


1,000
800
600
400
200
352
318
420
500
E575
E665
E750
E825
E919
2000
2001
2002
2003
E2004
E2005
E2006
E2007
E2008
INFONAVIT
SHF - FOVI
FOVISSSTE
BANCOS-Sofoles
Otros

(in thousands)	2000	2001	2002	2003	E2004	E2005	E2006	E2007	E2008
INFONAVIT	250	205	275	301	325	350	400	425	465
SHF - FOVI	47	48	40	55	65	90	100	120	144
FOVISSSTE	15	18	42	68	68	70	70	65	65
BANCOS-Sofoles	5	6	10	23	42	75	90	110	130
OTROS	35	42	53	53	75	80	90	105	115
TOTAL	352	318	420	500	575	665	750	825	919

Housing Institutes Goals for 2004

- ✓ *INFONAVIT: E 325,000 Mortgages (increase of 8% from 301,000 in 2003). As of June, 135,506 mortgages were granted (42% of budget).*
- ✓ *SHF-FOVI: E 65,000 Mortgages (increase of 18% from 55,000 in 2003). As of June, 30,483 mortgages were granted (47% of budget).*
- ✓ *FOVISSSTE: E 68,000 Mortgages (virtually no change from 2003). As of June, 22,247 mortgages were granted (33% of budget).*
- ✓ *BANKS: E 42,000 Mortgages (increase of 83% from 23,000 in 2003). As of June, 10,348 mortgages were granted. (25% of budget).*

In 2004 the Industry is Projected to Grow 15% compared to 2003

Source: CONAFOVI and Housing Institutes

Company Description



Casas GEO

Mexican Housing Market by segments and amount of loans by mortgage institution



Residential
Above US $175,000
Middle Income
Between US $33,000 and US $175,000
Typical Geo's Market Affordable Entry Level Between US $18,000 and US $33,000
Lower Affordable
Up to US $18,000
$82
INFONAVIT
$12
$44
FOVISSSTE
$8.4
$130
SHF
$14
$380
Bank / Sofoles
$30
Price range in thousand dollars

Geo´s Sales Mix by segment

Housing Segment	2000	2001	2002	2003	2004E
Middle Income and Residential	2.0%	5.0%	7.0%	9.1%	11.0%
Affordable (Typical Geo's market)	95.0%	82.0%	64.0%	65.0%	59.0%
Lower Affordable	3.0%	13.0%	29.0%	26.0%	30.0%

- Geo´s geographical diversification, infrastructure and brand name can allow it to quickly adapt to changes in the market, like the come back of the middle income segment and the surge of the lower-affordable market.

- Geo is very active in the Lower Affordable segment, and is profitable because of the use of its technology, economies of scale and strict control measures.

- Geo launched its new brand "G-Homes" designed for the Middle Income and Residential markets.



G-Homes

- Geo has the most diversified sales mix in the industry. We sell homes from $18,000 to $500,000 dollars.

Operations & Financial Turnaround


Casas GEO


COMPANY DESCRIPTION


EBITDA & Operating Free Cash Flow
Free Cash Flow
EBITDA
1,300
800
300
-200
-700
-1,200
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E
EXPANSION
TURNAROUND
PROFITABLE GROWTH

Net Debt

$243 | $861 | $907 | $2,022 | $2,018 | $1,927 | $1,812 | $1,364 | $1,294 | $800-$900

1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004E

EXPANSION | *TURNAROUND* | *PROFITABLE GROWTH*

Geo´s turnaround

Geo made the strategic decision to moderate the rapid expansion it experienced, in favor of more sustainable and profitable growth, to ensure the overall health of the company in the long-run.

Initiatives undertaken:

•Company-wide restructuring and cost-saving

•Institutionalization of processes and information systems to increase productivity

•Transformation of Geo´s Corporate Culture that enhanced loyalty and capacity of employees

Results:

•13 consecutive quarters of consistent and predictable results

•Double digits growth, margins expansion and stronger balance sheet

In millions of Pesos as of June 30, 2004

Operative and Financial Performance



Casas GEO

COMPANY DESCRIPTION



Homes Sold
26,577
25,115
27,112
29,520
31,103
2000
2001
2002
2003
LTM
Revenues
5,496
5,260
5,753
6,446
6,914
2000
2001
2002
2003
LTM



EBITDA
1,115
1,087
1,237
1,455
1,572
20
21
22
23
23
2000
2001
2002
2003
LTM
margin



Net Income
174
313
385
525
605
3
6
7
8
9
2000
2001
2002
2003
LTM
margin
SG&A Expenses
636
631
618
663
702
12
12
11
10
10
2000
2001
2002
2003
LTM
Incidence to sales



Integral Cost of Financing
375
257
247
211
202
7
5
4
3
3
2000
2001
2002
2003
LTM
margin

Geo has successfully achieved a steady growth with margin expansion

In millions of Pesos as of June 30, 2004

Operative and Financial Performance



Casas GEO

Interest Coverage

2000	2001	2002	2003	LTM
1.60	1.84	2.31	2.99	3.22

EPS

2000	2001	2002	2003	LTM
0.35	0.62	0.75	1.02	1.16

ROE

2000	2001	2002	2003	LTM
5.2%	12.3%	14.5%	18.4%	20.2%

Accounts Receivable (days & % of Sales)

	2000	2001	2002	2003	LTM
Days	184	183	174	157	154
% of Sales	50%	50%	48%	43%	42%

Accounts Receivable + Inventory (days)

	2000	2001	2002	2003	LTM
Upper segment	176	164	148	215	212
Lower segment	184	183	174	157	154

Debt/Equity & Net Debt/Equity

	2000	2001	2002	2003
Debt/Equity	44%	43%	37%	31%
Net Debt/Equity	37%	34%	26%	22%

Cost savings programs and efficient working capital management have been boosting profitability

In millions of Pesos as of June 30, 2004 7 September, 2004

Second Quarter 2004 Results


Casas GEO

	2Q03	2Q04	Variation	1Sem03	1Sem04	Variation
Sales	6,245	7,240	15.9%	11,847	13,431	13.4%
Revenues	**$ 1,456**	**$ 1,760**	**20.9%**	**$ 2,776**	**$ 3,245**	**16.9%**
Gross Profit	$ 388	$ 474	22.1%	$ 733	$ 863	17.7%
Gross Margin	**26.6%**	**26.9%**	**0.3 pp**	**26.4%**	**26.6%**	**0.2 pp**
Operative Income	$ 229	$ 291	27.2%	$ 425	$ 517	21.4%
Operative Margin	**15.7%**	**16.5%**	**0.8 pp**	**15.3%**	**15.9%**	**0.6 pp**
EBITDA	$ 326	$ 407	24.9%	$ 612	$ 729	19.1%
EBITDA Margin	**22.4%**	**23.1%**	**0.7 pp**	**22.1%**	**22.5%**	**0.4 pp**
Integral Cost of Financing	$ 59	$ 43	-27.1%	$ 107	$ 98	-8.1%
Net Income	**$ 99**	**$ 159**	**59.8%**	**$ 185**	**$ 265**	**43.4%**
Net Margin	**6.8%**	**9.0%**	**2.2 pp**	**6.7%**	**8.2%**	**1.5 pp**

Working Capital Indicators	2Q03	2Q04	Variation
Accounts Receivable to Sales	**46.4%**	**42.1%**	**(4.2) pp**
Accounts Receivable (days)	167	152	(15)
Inventary (days)	**166**	**212**	**46**
AR + Inventory (days)	291	309	18
Financial and Other Indicators			
Deuda Neta	**$ 1,651**	**$ 1,634**	**-1%**
Debt to Capitalization (ratio)	37.4%	37.7%	0.3 pp
Free Cash Flow	**$ 34**	**$ 532**	**1445%**
ROE	15.4%	20.2%	4.8 pp

- 2Q04 were above market expectations.
- Geo achieved historical best for a second quarter in terms of EBITDA margin and FCF generation.
- Geo achieved historical best ever in Accounts Receivable to sales ratio.

In millions of Pesos as of June 30, 2004

Industry Comparison - Geo, leader of the pack


Casas GEO

2003
Market Share %

Geo	Urbi	Sadasi	Ara	Homex	Pulte	Sare	Hogar
5.9	4.0	3.3	3.2	2.7	1.4	1.2	1.1

2003
Sales (homes)

Geo	Urbi	Ara	Homex	Sare
29,520	20,071	16,020	13,396	6,829

2003 Geographic
Diversification (cities)

Geo	Urbi	Ara	Homex	Sare
33	9	17	15	7

Working Capital (days)
(LTM - June 04)

	Geo	Urbi	Ara	Homex	Sare
Inventories	212	479	448	189	274
Accounts Receivable	152	113	93	218	169

Land Bank (homes)
(LTM - June 04)

Geo	Urbi	Ara	Homex	Sare
187,655	115,576	113,016	53,100	33,909

Geo is market leader, has the most efficient working capital strategy and the largest land bank to assure its future growth

Competitive Advantages & Strategies


Casas GEO

STRATEGIES

STRATEGIES	OBJECTIVES
GEO-SEGURO	INCREASE SALES THROUGH PRODUCT DIFFERENTIATION: Geo is the only developer to offer a 10 years insurance
JV GEO-PREI	IMPROVE WORKING CAPITAL MANAGEMENT AND FREE CASH FLOW GENERATION
CO-FINANCING	INCREASE SALES AND COLLECTION TIME
LOTS WITH SERVICES	ATTACK UNATTENDED MARKET
TIPPERS	REACH UNATTENDED MARKET: Provide home to people whose income depend greatly on tips (restaurants, valet parking, other services)
GEO-HIPOTECA	INCREASE SALES AND MARKET SHARE: Provide our customers access to better mortgage's conditions and unique products
CALL CENTER	INCREASE SALES AND MARKET SHARE: Provide better service throughout the commercial process
GLOBAL PURCHASES	REDUCE COSTS

Geo – Prudential Land JV


Casas GEO

GEO-PRUDENTIAL JOINT VENTURE

Geo-Prudential Updates

The Joint Venture (JV) completed important purchases at the end of the second quarter, and the details are as follow:

- ***In 2003, two plots of land were purchases to develop 5,260 homes.***
- ***During the second quarter, the JV increased the first phase from US $100 million to US $175, in response to Prudential success raising capital, and to secure land for Geo in markets it deems strategic.***
- ***In June 2004, Prudential acquired land 46,795 in the States of Mexico, Tamaulipas, Baja California, Nuevo Leon, and Mexico City.***
- ***The total investments as of June 2004 accounted for US $101 million.***
- ***Currently, there are close to US $75 million available for land purchases, and the investment committee is evaluating several projects for the remaining of the year.***

Clear Corporate Governance


Casas GEO

Geo has the most respected Management Team in the Housing Industry

SHAREHOLDER BASE BY REGION


29%
31%
10%
US Investors
Mexican Investors
Other Investors
European Investors

- ✓ *46% of the Board Members are External Directors*
- ✓ *No family relationships among Members of the Board and Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *"Tag-Along Rights" for all its Shareholders*
- ✓ *Best Corporate Governance by Euromoney in 2003 and 2004*

One Series of Shares – One Share, One Vote

Geo's distinguished track record


Casas GEO

- ***During the past five years, Geo has received many Awards and Recognitions in different areas:***

Awards and Recognitions	1990	1992	1994	1996	2000	2001	2002	2003	2004
CONSTRUCTION AND DESIGN									
"National Housing Award"						1	6	3	
"Obras Cemex" Award							1	1	
"La Casa Infonavit" Award					2	2			
Honors	1					1			1
Bienal de Arquitectura Mexicana				1					
Bienal de Arquitectura Chilena					1				
International Awards		3	1						
WEBSITE									
Premio POP+ y TOP 5 Ameri-MZ Consult							3	4	
ANNUAL REPORT									
RAO Ameri-MZ Consult Award							1	1	1
Other Awards						2	3		
INVESTOR RELATIONS									
Institutional Investors Resarch Group								2	
IR Magazine							1	4	1
CORPORATE GOVERNANCE									
Best Corporate Governance, Euromoney								2	1
Best Corporate Governance, Management & Excellence							1		
STOCK LIQUIDITY									
Liquidity Award Bolsa Mexicana de Valores BMV							1	1	1
TOTAL	**1**	**3**	**1**	**1**	**3**	**6**	**17**	**18**	**5**


IR
magazine
AWARDS







Stock Performance and Valuation


Casas GEO

	1998	2003	2004E
Sales (units)	20,428	29,520	32,500
Revenues	$4,191	$6,597	$7,400 - $7,600
Gross Margin	28.20%	26.79%	26.50%
EBITDA	$951	$1,489	$1,550 - $1,750
EBITDA margin	22.70%	22.58%	22.80%
Operating margin	16.30%	16.50%	16.50%
Net margin	7.80%	8.14%	8.40%
Accounts Receivable to Sales	67.30%	43.70%	45% - 47%
Inventory Turnover (days)	283	215	150 - 155
Total Debt	$2,486	$2,109	$1,900 - $2,000
Net Debt	$2,103	$1,345	$700 - $800
Debt in USD (% total Debt)	29.60%	4.70%	4% - 8%
Free Cash Flow	-$1,201	$114	$500 - $600
Middle Income Sales %	0%	9%	10% - 12%
Geographical Coverage (cities)	23	33	33
FV/EBITDA	8.7x	6.8x	5.15x
P/BV	2.6x	1.97x	2.0x
P/E	19.2x	11.8x	10.5

16
14
12
10
8
6
4
2
0
98
99
00
01
02
03
04

Geo is a successful Operational and Financial Turnaround story in Latin America

Figures in million pesos as of 2004 14 *Please consider disclaimer on last page* September, 2004

Second Quarter 2004 Results


Casas GEO

ANALYSTS COMMENTS

- ***UBS: Geo's 2Q – The Best of the Pack…*** *"Geo reported the best 2Q among the Mexican homebuilders".*
- ***Merrill Lynch: Geo Our Top Pick Among Mexican Homebuilders***. *"Superior growth and an attractive valuation make Geo our top pick among Mexican Homebuilders.*
- ***Santander**: **And the winner is…Geo (2Q Best Report).*** *"2Q04 surprises on the upside; outstanding collection boosts FCF generation".*
- ***Citigroup: Keeping Promises.*** *"Very good report".*
- ***CSFB: Excellent, high quality 2Q04 results.*** *"2Q04 results came in well above company guidance".*
- ***BBVA**: **Corporacion Geo got the Strongest report in four years.***


Monthly Volume in US$
2004
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
-
*IPO
*IPO
Ene-04 Feb-04 Mzo-04 Abr-04 May_04 Jun_04 Jul_04 Ago_04
GEO ARA SARE URBI HOMEX
Stock Performance (Dic 00 – Jun 04)
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Dic-00 Mar-01 Jun-01 Sep-01 Dic-01 Mar-02 Jun-02 Sep-02 Dic-02 Mar-03 Jun-03 Sep-03 Dic-03 Mar-04 Jun-04
GEO 1015%
Vivienda 300%
IPyC 82%
CETES 32%
USD 20%
INPC 17%
GEO IPC INPC CETES USD vivienda

Stock Performance and Valuation


Casas GEO

Value and Growth in an Industry with superior earnings visibility


Stock Performance Geo, Ara, IPyC 2004
Prices as of August 20, 2004
40%
30%
20%
10%
0%
Jan
Feb
Mar
April
May
June
July
Aug
GEO 28.2%
IPC 15.6%
URBI 14.4%
ARA 7.4%
HOMEX 6.9%
SARE 6.7%


LTM FV / EBITDA
6.9
7.7
8.4
8.4
5.9
5.8
IPC
ARA
URBI
HOMEX
GEO
SARE

LTM P / BV

IPC	ARA	URBI	HOMEX	GEO	SARE
2.1	2.0	2.3	2.4	2.2	1.5


LTM P / E
16.2
12.9
15.5
15.8
12.7
10.3
IPC
ARA
URBI
HOMEX
GEO
SARE

YTD Average Daily Trading Volume is Higher than US $3,000,000

Homex: calculation includes IPO

 Prices & Valuation as of August 20, 2004

On Track to … Communications Turnaround


Casas GEO

CONTACT INFORMATION

JORGE PÉREZ

Investor Relations Officer

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: jperezr@casasgeo.com

RICARDO MAISELSON / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

DOMESTIC RETAIL INVESTORS HOTLINE: 01 800 00 GEORI

This presentation contains forward-looking statements regarding the Company's results and prospects, especially when used the capital E for Estimates. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com

Track Record, Visibility and Growth


Casas GEO


BURSATIL
10 AÑOS
COTIZANDO
EN BOLSA

VI Foro Latibex
November 2004

Company Description


Casas GEO

- The Mexican Housing Industry offers a unique visibility and above-average growth due to the Housing initiatives that President Fox Administration has been supporting during the last three years.

- Geo is the leading housing developer in Mexico with the largest Market Share, Geographical Coverage, "Top of Mind" brand and the Best Product testified by the National Housing Awards. It is the largest builder of Lower Affordable, Affordable, Middle Income and Residential housing in the Americas, in terms of homes sold.

- Geo is growing at double digits on a stable and profitable basis, achieving Positive Free Cash Flow and Net Debt reduction for four consecutive years, and historical best in its Working Capital Management.

- The JV for Land Acquisition with Prudential demonstrates Geo's commitment to generating stronger Free Cash Flow, reducing Net Debt, and establishing a more solid platform for stronger sustainable growth.

- Geo is the Homebuilding company with more experience and track record in the financial markets, and is the most Market-oriented and Investor-Friendly Company in Mexico according to financial markets professionals.

- As a consequence of its continuous efforts to innovate, Geo recently launched the Geo-Seguro, becoming the first and only developer to provide its homebuyers with a ten years insurance against structural damage that could result from production flaws.

Company Description


Casas GEO

- Geo is involved in all aspects of housing development, from design and construction to marketing and sales of Lower Affordable, Affordable, Middle Income and Residential houses in Mexico.
- Geo is also the most geographically diversified housing company in Mexico, operating in 33 cities in 19 states, covering the territories where more than 76% of the Mexican population is located.
- In the past 31 years, Geo has sold and produced over 213,000 homes in which live more than 1,060,000 people, close to double the amount develop by its nearest competitor.
- Geo produces 75% of the components utilized in the building of its homes.



GEO is present where:

- ***75% of INFONAVIT credits are granted***
- ***80% of the GDP is produced***
- ***74% of marriages take place***
- ***76% of the Mexican population lives***

Industry's demographics and Outlook


Casas GEO


2000
2030
Age group
90+
80-89
70-79
60-69
50-59
40-49
30-39
20-29
10-19
0-9
0
5
10
15
20
25
22 million families
45 million families

In the next 30 years:

- The population older than 20 years of age will grow from 56 to 96 million people.
- 23 million new homes will be required (duplicate the number of homes in Mexico).

Likelihood of home ownership

Housing Deficit in Mexico

- ***Total housing deficit: 5 million homes***
- ***Yearly demand: 800 thousand homes***
- ***Supply of homes in 2003: 500,000 homes***
- ***Supply of homes expected in 2006: 750,000 homes***

Housing deficit in Mexico increases by 300 thousand homes per year.

Source: CONAFOVI and Housing Institutes

Mexican Mortgage Market


Casas GEO

Housing Institutes (Thousands of Credits) CAGR 2000 - 2006 = 13.5%


1,000
800
600
400
200
352
318
420
500
E575
E665
E750
E825
E919
2000 2001 2002 2003 E2004 E2005 E2006 E2007 E2008
INFONAVIT SHF - FOVI FOVISSSTE BANCOS-Sofoles Others

(in thousands)	2000	2001	2002	2003	E2004	E2005	E2006	E2007	E2008
INFONAVIT	250	205	275	301	325	375	435	485	525
SHF - FOVI	47	48	40	55	65	90	100	120	144
FOVISSSTE	15	18	42	68	68	70	70	65	65
BANCOS-Sofoles	5	6	10	23	42	75	90	110	130
Others	35	42	53	53	75	80	90	105	115
TOTAL	352	318	420	500	575	690	785	885	979

Housing Institutes Goals for 2004

- ✓ *INFONAVIT: E 325,000 Mortgages (increase of 8% from 301,000 in 2003). As of September, 214,856 mortgages were granted (66% of budget).*
- ✓ *SHF-FOVI: E 65,000 Mortgages (increase of 18% from 55,000 in 2003). As of September, 42,757 mortgages were granted (65% of budget).*
- ✓ *FOVISSSTE: E 68,000 Mortgages (virtually no change from 2003). As of September, 308,804 mortgages were granted (57% of budget).*

In 2004 the Industry is Projected to Grow 15% compared to 2003

Source: CONAFOVI and Housing Institutes

Company Description


Casas GEO

Mexican Housing Market by segments and amount of loans by mortgage institution


Residential
Above US $175,000
Middle Income
Between US $33,000 and US $175,000
Typical Geo's Market Affordable Entry Level Between US $18,000 and US $33,000
Lower Affordable
Up to US $18,000
$150
INFONAVIT
$12
$44
FOVISSSTE
$8.4
$130
SHF
$14
$380
Bank / Sofoles
$30
Price range in thousand dollars

- Geo´s geographical diversification, infrastructure and brand name can allow it to quickly adapt to changes in the market, like the come back of the middle income segment and the surge of the lower-affordable market.

- Geo is very active in the Lower Affordable segment, and is profitable because of the use of its technology, economies of scale and strict control measures.

- Geo launched its new brand "G-Homes" designed for the Middle Income and Residential markets.


G-Homes

- Geo has the most diversified sales mix in the industry. We sell homes from $18,000 to $500,000 dollars.

Geo´s Sales Mix by segment

Housing Segment	2000	2001	2002	2003	2004E
Middle Income and Residential	2.0%	5.0%	7.0%	9.1%	11.0%
Affordable (Typical Geo's market)	95.0%	82.0%	64.0%	65.0%	64.0%
Lower Affordable	3.0%	13.0%	29.0%	26.0%	25.0%

Operations & Financial Turnaround


Casas GEO


COMPANY DESCRIPTION


EBITDA & Operating Free Cash Flow
Free Cash Flow
EBITDA
1,300
800
300
-200
-700
-1,200
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E
EXPANSION
TURNAROUND
PROFITABLE GROWTH


Net Debt
$243
$861
$907
$2,022
$2,018
$1,927
$1,812
$1,364
$1,294
$800-$900
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E
EXPANSION
TURNAROUND
PROFITABLE GROWTH

Geo´s turnaround

Geo made the strategic decision to moderate the rapid expansion it experienced, in favor of more sustainable and profitable growth, to ensure the overall health of the company in the long-run.

Initiatives undertaken:

•Company-wide restructuring and cost-saving

•Institutionalization of processes and information systems to increase productivity

•Transformation of Geo´s Corporate Culture that enhanced loyalty and capacity of employees

Results:

•14 consecutive quarters of consistent and predictable results

•Double digit growth, margins expansion and stronger balance sheet

In millions of Pesos as of September, 2004

Industry Comparison - Geo, leader of the pack


Casas GEO

INDUSTRY COMPARISON

2003 Market Share %

Geo	Urbi	Sadasi	Ara	Homex	Pulte	Sare	Hogar
5.9	4.0	3.3	3.2	2.7	1.4	1.2	1.1

2003 Sales (homes)

Geo	Urbi	Ara	Homex	Sare
29,520	20,071	16,020	13,396	6,829

2003 Geographic Diversification (cities)

Geo	Urbi	Ara	Homex	Sare
33	9	17	15	7

Working Capital (days) (LTM - September 04)

	Geo	Urbi	Ara	Homex	Sare
Inventories	218	474	443	241	218
Accounts Receivable	153	136	82	219	153

Land Bank (homes) (LTM - September 04)

Geo	Urbi	Ara	Homex	Sare
205,574	145,005	131,371	58,200	32,391

Geo is market leader, has the most efficient working capital strategy and the largest land bank to assure its future growth

Operative and Financial Performance


Casas GEO

Homes Sold

2000	2001	2002	2003	LTM
26,577	25,115	27,112	29,520	32,163

Revenues

2000	2001	2002	2003	LTM
5,591	5,351	5,852	6,557	7,378

EBITDA

	2000	2001	2002	2003	LTM
EBITDA	1,135	1,105	1,258	1,480	1,692
Margin	20	21	22	23	23

Net Income

	2000	2001	2002	2003	LTM
Net Income	177	319	392	534	672
Margin	3	6	7	8	9

SG&A Expenses

	2000	2001	2002	2003	LTM
SG&A Expenses	647	641	629	674	745
%	12	12	11	10	10

Integral Cost of Financing

	2000	2001	2002	2003	LTM
Integral Cost of Financing	375	257	247	211	199
%	7	5	4	3	3

Geo has successfully achieved a steady growth with margin expansion

In millions of Pesos as of September, 2004

Operative and Financial Performance


Casas GEO

Interest Coverage

2000	2001	2002	2003	LTM
1.60	1.84	2.31	2.99	3.12

EPS

2000	2001	2002	2003	LTM
0.35	0.64	0.77	1.03	1.29

ROE

2000	2001	2002	2003	LTM
9.3%	12.3%	14.5%	18.4%	21.2%

Accounts Receivable (days & % of Sales)

	2000	2001	2002	2003	LTM
Days	184	183	174	157	153
% of Sales	50%	50%	48%	43%	42%

Accounts Receivable + Inventory (days)

	2000	2001	2002	2003	LTM
Accounts Receivable	184	183	174	157	153
Inventory	176	164	148	215	218

Debt/Equity & Net Debt/Equity

	2000	2001	2002	2003
Debt to Capitalization excluding differed tax	44%	43%	37%	31%
Net Debt to Capitalization excluding difered tax	37%	34%	26%	22%

Cost savings programs and efficient working capital management have been boosting profitability

In millions of Pesos as of September, 2004

Third Quarter 2004 Results


Casas GEO

	3Q03	3Q04	Variation	Ene-Sep03	Ene-Sep04	Variation
Sales	7,540	8,600	14.1%	19,387	22,030	13.6%
Revenues	**$ 1,719**	**$ 2,064**	**20.1%**	**$ 4,543**	**$ 5,364**	**18.1%**
Gross Profit	$ 460	$ 555	20.6%	$ 1,206	$ 1,433	18.8%
Gross Margin	**26.8%**	**26.9%**	**0.1 pp**	**26.5%**	**26.7%**	**0.2 pp**
Operative Income	$ 288	$ 351	22.0%	$ 721	$ 876	21.6%
Operative Margin	**16.8%**	**17.0%**	**0.3 pp**	**15.9%**	**16.3%**	**0.5 pp**
EBITDA	$ 381	$ 473	24.3%	$ 1,003	$ 1,215	21.1%
EBITDA Margin	**22.1%**	**22.9%**	**0.8 pp**	**22.1%**	**22.6%**	**0.6 pp**
Integral Cost of Financing	$ 50	$ 44	-13.2%	$ 159	$ 144	-9.7%
Net Income	**$ 140**	**$ 196**	**40.4%**	**$ 327**	**$ 465**	**42.1%**
Net Margin	**8.1%**	**9.5%**	**1.4 pp**	**7.2%**	**8.7%**	**1.5 pp**

Working Capital Indicators	3Q03	3Q04	Variation
Accounts Receivable to Sales	**45.9%**	**41.9%**	**(3.9) pp**
Accounts Receivable (days)	165	153	(14)
Inventary (days)	**165**	**218**	**49**
AR + Inventory (days)	288	309	21
Financial and Other Indicators			
Net Debt	**$ 1,589**	**$ 1,483**	**-7%**
Debt to Capitalization (ratio)	33.7%	34.3%	0.6 pp
Free Cash Flow	**$ 101**	**$ 181**	**79%**
ROE	15.8%	21.2%	5.4 pp

- 3Q04 were above market expectations.
- Geo ended the quarter with a new historical best Accounts Receivable to sales ratio.
- Geo achieved historical best ever in Return on Equity.

In millions of Pesos as of September, 2004

Industry Quarterly Seasonality



Casas GEO



QUARTERLY SEASONALITY

Revenues Seasonality 2002 - 2004



28%
23%
18%
20%
21%
19.7%
23%
22%
23.2%
26%
27%
26%
30%
31%
1Q
2Q
3Q
4Q
2002
2003
2004

Accounts Receivable Seasonality 2002 - 2004

56%
51%
46%
41%
52.9%
51.4%
50.3%
55.0%
46.4%
42.1%
56.0%
45.9%
42%
47.6%
43.1%
1Q
2Q
3Q
4Q
2002
2003
2004

Free Cash Flow Seasonality 2002 - 2004



700
500
300
100
-100
-300
-500
-700
-900
-268
-279
-841
-130
34
532
250
99
181
686
257
2002
2003
2004

Net Debt Seasonality 2002 - 2004



2,200
2,000
1,800
1,600
1,400
1,200
2,181
2,157
1,679
2,294
1,650
1,634
2,029
1,561
1,483
1,385
1,314
1Q
2Q
3Q
4Q
2002
2003
2004

Quarterly Seasonality traduces into Predictability

In million of Pesos

Financial Liabilities Highlights


Casas GEO

FINANCIAL LIABILITIES	3Q2004		Average	Average
	Amount	Total%	Cost	Rates
Bridge Loans	$1,262.7	45.68%	TIIE+2.2	10.21%
Loans for Land Purchasing	182.1	6.59%	TIIE+2.4	10.44%
Leasing	104.0	3.76%	TIIE+1.5	9.50%
Short Term Commercial Paper	125.0	4.52%	CETES+1.5	9.11%
Eurocommercial Paper	56.9	2.06%	6.10%	6.10%
Medium Term Notes in Pesos P002	700.0	25.33%	TIIE+3.0	11.02%
Certificados Bursatiles	300.0	10.85%	CETES+3.0	10.61%
Others	33.3	1.20%	9.11%	9.11%
AVERAGE COST OF DEBT*	$2,764.0	100.0%	10.42%	

* Without including commissions and transaction costs

- *Main Financial Institutions:*

Banks: BBVA-Bancomer, Inbursa, Banorte, Ixe, Bital, Santander Serfin.

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

Due to its nature, Bridge Loans should be considered as Working Capital because to the low risk that it represents for the Company

*Amounts in million pesos as of September, 2004

2004 Goals


Casas GEO

2004 GOALS

Steady Growth — **Efficient Production**



14-16%
Growth
in Revenues
& EBITDA
45-47%
Accounts
Receivable to
Sales



Net Debt
P$800-P$900
million
Operating
Free Cash
Flow P$500-
P$600 million


Strong Financial Structure — **Cash Generation**

How to Achieve them?

- ✓ Volume growth and improvement in sales mix (increase middle income and residential).
- ✓ Take advantage of geographical diversification and economies of scale.
- ✓ JV with PREI for land acquisition and FCF generation.
- ✓ Tightening purchase processes and policies, and access global markets.
- ✓ Benefits from Geo-Seguro.
- ✓ Reduce debt and financing costs.
- ✓ Implement new information systems for sales and commercial business areas.


Casas GEO

2005 GOALS

Sustainable Growth



16-18% Growth in Revenues & 18-20% in EBITDA

Efficient Production



41-43% Accounts Receivable to Sales

Strong Financial Structure

2

Net Debt P$300-P$400 million

Cash Generation



Operating Free Cash Flow P$500-P$600 million

Margin Stability should be also expected in 2005

Technologies of Information


Casas GEO

- ***FINANCIAL & ACCOUNTING (MIZAR).***

  - ***Specialized SW in the Mexican construction process.***

  - ***It automatizes all subsidiaries' administrative areas (Purchases, Inventories, etc.) providing consolidated real time information about all financial indicators that help control the budget for each project.***

  - ***Reduces administrative costs and optimizes cash management assuring labor payment to be adequate to the construction process.***

- ***PROJECT ADMINISTRATION (PROJECT MANAGEMENT).***

  - ***Intercommunicated SW that allows separate and detailed control of every project avoiding costs and time deviations along the process.***

  - ***Helps identify areas of opportunity for cost savings.***

- ***HUMAN RESOURCES (GEO GENTE).***

  - ***System that allows successful direction and distribution of the employer's goals and performance (individual career and development plan).***

  - ***Reduces personnel rotation significantly.***

Technologies of Information


Casas GEO

➢ *COMMERCIAL (SIEBEL).*

- ***This CRM (Costumer Relations Management) allows us to know the exact status in the commercial process of every client.***

- ***Counts with top technology allowing multi-channel communication with our costumers through the Call Center, Internet, Information Kioskos as well as Costumer Attention and Sales Centers.***

- ***Increases our Costumers' attention in a 150% at the same time that it reduces costs related to costumer attention.***

- ***Its KPI (Key Performance Indicators) provide real time information that optimizes, time wise, our sales and collection processes as well as working capital management.***

- ***Allows us to better focus in the objective segments of the population and increases the effectiveness of our marketing campaigns at the same time that it helps us detect new potential markets.***

- ***Allows direct communication with financial institutions and through its financial simulators helps clients choose the financial scheme that suits them best.***

During the last five years we've invested a total of US$5,700,000 in Technologies of information

Geo – Prudential Land JV


Casas GEO

Geo-Prudential Updates

The Joint Venture (JV) completed important purchases at the end of the second quarter, and the details are as follow:

- ***In 2003, two plots of land were purchases to develop 5,260 homes.***
- ***The JV increased the first phase from US $100 million to US $175, in response to Prudential success raising capital, and to secure land for Geo in markets it deems strategic.***
- ***In September 2004, Prudential acquired land for 19,153 homes in the State of Mexico, and Mexico City.***
- ***The total investments as of September 2004 accounted for US $125 million, equivalent to 71,208 homes.***
- ***Currently, there are close to US $50 million available for land purchases, and the investment committee is evaluating several projects for the remainder of the year.***
- ***Given the great success of phase one, PREI is already working on phase two which will be increased from US 200 to 250 million.***

Geo – Prudential Land JV


Casas GEO


GEO - PRUDENTIAL JOINT VENTURE

Land investment joint venture between Geo and Prudential Financial

On August 2003, Geo and Prudential Real Estate Investors created a Joint Venture with the main goal of purchasing Land for housing exclusively for Geo, and other real estate businesses.

Prudential Real Estate Investors is the global real estate investment company of Prudential Financial. They manage US $22 billion in gross total assets on behalf of 440 institutional clients.

During its first phase, the venture will seek to invest US $175 million and has already purchased US $125 million worth of land.

In this first venture, Geo will have a minority stake of 5%, while Prudential and its investors will participate with the rest.

The partnership operates in Mexican Pesos with an investment horizon of seven years and the possibility of increasing it up to nine years.

Additional phases of US $100 million could be launched using the same framework, once 75% of the total resources have been already invested, coinciding with Geo's expected growth.

We Have Teamed Two Institutions, Leaders in their Respective Fields, Geo and Prudential Real Estate Investors

Geo – Prudential Land JV


Casas GEO

Basic assumptions to consider about Geo-Prudential JV

1. *There is not going to be a wealth transfer from our shareholders to the Joint Venture with Prudential, nor are margins going to fall as a result of this deal.*
2. *Geo has not committed to any kind of minimum return nor has it extended any guarantees. This is not an off balance sheet structure, the JV is assuming the execution risk of Geo's projects.*
3. *Geo will keep all of its expertise related to land purchasing activities and will always make the decision about which parcels of land will be acquired by the Land Venture.*
4. *This is a truly win-win structure. Prudential should achieve above average returns, while Geo accelerates free cash flow, net debt reduction, growth and profitability.*
5. *Geo will remain totally focused on its core business, which is to build better homes and produce them faster to better match the level of demand in Mexico.*
6. *Geo and Prudential have signed an Exclusivity Agreement.*

Our Joint Venture With Prudential Is Further Proof of Our Commitment to Generating Value for Our Shareholders

Geo – Prudential Land JV


Casas GEO

Operational Structure of the Land Acquisition Joint Venture



Prudential Financial
& its Investors
95% of JV
$
5% of JV
Expertise
$
Geo-Prudential
Joint Venture
% of Revenues
Expertise & Management
Land
% of Revenues
Trust*
Homes
Collection
Clients

- *Geo will present a complete housing project to the Investment Committee (IC) of the JV.*
- *The project will include the fixed percentage of revenues to be shared at the time of collection of the homes.*
- *If the risk-return meets the JV's requirements, the IC will approve the purchase of the land and the JV will create and fund an individual trust that will be managed by Geo.*
- *The revenue sharing is legally set at this time and Geo makes a 10% "Deposit of Seriousness".*
- *Every time the individual trust collects a home, it will deliver the agreed fixed percentage of revenues to the JV and the remainder to Geo.*

Geo Will Continue to Buy Land Whenever a Specific Project Does Not Comply With the JV Requirements

** Independent Individual Trust*

Geo – Prudential Land JV



Casas GEO

Land Purchase Strategy and Business Rationale



3rd Circle
2nd Circle
1st Circle
Main target areas for the JV
Areas where all the housing companies are currently buying land

Use of Land

75-100 % of the land to be developed by Geo	Commercial & Industrial areas
	Other RE Businesses

- ***The main business of the JV is to buy large extensions of land at very competitive prices and then sell them to Geo's Clients at a price equivalent to a fixed percentage of the homes selling price that Geo will build on those plots.***
- ***The JV's main source of income and returns will come from the revenue sharing.***
- ***The JV will profit as well from the sale of the commercial and industrial areas within the property.***
- ***Other real estate businesses such as Land Development for small and medium size homebuilders are also contemplated.***

The JV Should Achieve Above Average Returns While Geo Accelerates Cash Flow, Net Debt Reduction & Growth


Casas GEO

Financial and Operational Implications for Geo

1. *Acceleration of Free Cash Flow generation and net debt reduction plans, as a consequence of lower direct investment in land and a better working capital cycle,*
2. *Increase in the sustainable growth rate while keeping Geo in positive Free Cash Flow territory.*
3. *Higher Margins at all levels of its Income Statement due to lower capitalized interest expenses, better production planning.*
4. *Higher Return on Equity, Return of Investment Capital and Economic Value Added.*
5. *The highest accessibility to land reserves in Mexico, while achieving at the same time the best ratio in the industry of Land Bank to Sales.*
6. *The opportunity to develop housing communities without facing barriers caused by the level of indebtness or internal cash flow generation.*
7. *The possibility to match the industry pace and better plan the long term growth of Geo, having unparallel access to our most important raw material.*

Geo – Prudential Land JV


Casas GEO

- Geo´s land purchasing before and after Prudential (PREI)

Before PREI


1
2
3
4

$100/Sq meter → $85/Sq meter

After PREI


1

- Geo had financial limitations to purchase large parcels, thus had moderate purchasing power
- Geo had to incur in additional financing costs
- Geo would have partitioned the purchase in different phases:
  - Increasing the cost per sq. meter of subsequent portions
  - Eliminating economies of scale in infrastructure costs
  - Increasing the probability of competitors buying the rest

- Geo has access to PREI purchasing power, allowing for considerable lower prices
- Geo can now:
  - Eliminate additional financing costs and differ payments
  - Exploit the benefits of economies of scale
  - Eliminate the probability of competitors buying the rest

Clear Corporate Governance



Casas GEO

Geo has the most respected Management Team in the Housing Industry

SHAREHOLDER BASE BY REGION



29%
31%
10%

- US Investors
- Mexican Investors
- Other Investors
- European Investors

- ✓ *46% of the Board Members are External Directors*
- ✓ *No family relationships among Members of the Board and Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *"Tag-Along Rights" for all its Shareholders*

One Series of Shares – One Share, One Vote

Geo's distinguished track record


Casas GEO

During the past five years, Geo has received many Awards and Recognitions in different areas:

Awards and Recognitions	1990	1992	1994	1996	2000	2001	2002	2003	2004
CONSTRUCTION AND DESIGN									
"National Housing Award"						1	6	3	6
"Obras Cemex" Award							1	1	1
"La Casa Infonavit" Award					2	2			
Honors	1					1			1
Bienal de Arquitectura Mexicana				1					
Bienal de Arquitectura Chilena					1				
International Awards		3	1						
WEBSITE									
Premio POP+ y TOP 5 Ameri-MZ Consult							3	4	3
ANNUAL REPORT									
RAO Ameri-MZ Consult Award							1	1	1
Other Awards						2	3		1
INVESTOR RELATIONS									
Institutional Investors Resarch Group								2	
IR Magazine							1	4	1
CORPORATE GOVERNANCE									
Best Corporate Governance, Euromoney								2	2
Best Corporate Governance, Management & Excellence							1		
STOCK LIQUIDITY									
Liquidity Award Bolsa Mexicana de Valores BMV							1	1	1
TOTAL	**1**	**3**	**1**	**1**	**3**	**6**	**17**	**18**	**14**


IR
magazine
AWARDS




TOP 5



Third Quarter 2004 Results


Casas GEO

- **Credit Suisse:** *3Q04; Very Strong Results, again. "Results at the high end of the company guidance and above our forecast. Good buying opportunity".*
- ***Merrill Lynch: Earnings Results Surprise Again on the Upside.*** *"Geo reported better than expected 3Q04 numbers. Geo continues to be our top pick among Mexican Homebuilders".*
- ***Deutsche Bank: Strong Growth Prompts Another Target Price Increase.*** *"Corporacion Geo reported strong 3Q04 financial results that were slightly ahead of our expectations".*
- ***Citigroup: A Very Good 3Q04 Report.*** *"Geo reported very good 3Q04 results that were in line with the preliminary ones and topped our estimates".*
- ***BBVA**: **Another impressive report, better than expected.***
- ***Morgan Stanley: Solid Results; Reiterate Overweight.*** *"Geo reported very solid 3Q04 results".*


Monthly Volume in US$
2004
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
*IPO
*IPO
Ene-04
Feb-04
Mzo-04
Abr-04
May_04
Jun_04
Jul_04
Ago_04
Sep_04
GEO
ARA
SARE
URBI
HOMEX
Stock Performance (Dic 00 – Jun 04)
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
Dic-00
Mar-01
Jun-01
Sep-01
Dic-01
Mar-02
Jun-02
Sep-02
Dic-02
Mar-03
Jun-03
Sep-03
Dic-03
Mar-04
Jun-04
GEO 1015%
Vivienda 300%
IPyC 82%
CETES 32%
USD 20%
INPC 17%
GEO
IPC
INPC
CETES
USD
vivienda

Stock Performance and Valuation


Casas GEO

16
14
12
10
8
6
4
2
0
98
99
00
01
02
03
04

	1998	2003	2004E
Sales (units)	20,428	29,520	32,500
Revenues	$4,030	$6,343	$7,400 - $7,600
Gross Margin	28.20%	26.79%	26.50%
EBITDA	$915	$1,432	$1,550 - $1,750
EBITDA margin	22.70%	22.58%	22.80%
Operating margin	16.30%	16.50%	16.50%
Net margin	7.80%	8.14%	8.40%
Accounts Receivable to Sales	67.30%	43.70%	45% - 47%
Inventory Turnover (days)	283	215	150 - 155
Total Debt	$2,390	$2,028	$1,900 - $2,000
Net Debt	$2,022	$1,294	$700 - $800
Debt in USD (% total Debt)	29.60%	4.70%	4% - 8%
Free Cash Flow	-$1,154	$110	$500 - $600
Middle Income Sales %	0%	9%	10% - 12%
Geographical Coverage (cities)	23	33	33
FV/EBITDA	8.7x	6.8x	5.15x
P/BV	2.6x	1.97x	2.0x
P/E	19.2x	11.8x	10.5

Geo is a successful Operational and Financial Turnaround story in Latin America

Figures in million pesos as of 2004

Stock Performance and Valuation


Casas GEO

Value and Growth in an Industry with superior earnings visibility



Stock Performance Geo, Ara, IPyC 2004
Prices as of October 22, 2004
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jan
Feb
Mar
April
May
June
July
Aug
Sep
Oct
GEO 52.79%
URBI 28.75%
IPC 27.98%
HOMEX 19.80%
SARE 17.83%
ARA 12.18%
LTM P / BV
2.2
2.0
2.5
3.3
2.5
1.7
IPC
ARA
URBI
HOMEX
GEO
SARE



LTM FV / EBITDA
7.4
7.5
9.0
10.0
6.3
7.5
IPC
ARA
URBI
HOMEX
GEO
SARE

LTM P / E

IPC	ARA	URBI	HOMEX	GEO	SARE
16.3	12.9	15.38	18.69	13.62	11.4

YTD Average Daily Trading Volume is Higher than US $3,000,000

Homex: calculation includes IPO

Prices & Valuation as of October 22, 2004

On Track to … Communications Turnaround


Casas GEO

CONTACT INFORMATION

JORGE PÉREZ

Investor Relations Officer

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: jperezr@casasgeo.com

RICARDO MAISELSON / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

DOMESTIC RETAIL INVESTORS HOTLINE: 01 800 00 GEORI

This presentation contains forward-looking statements regarding the Company's results and prospects, especially when used the capital E for Estimates. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com

‘On Track to Get Our Premium Back’


Casas GEO



Global Emerging Markets
Merrill Lynch
Laguna Nigel, CA June, 2004

On Track to Get Our Premium Back


Casas GEO

SUMMARY

- *The Mexican Housing Industry offers a unique visibility and above-average growth due to the Housing initiatives supported by the current Administration.*
- *Geo is the Leading Company in the Industry having the highest Market Share, largest Geographical Coverage, the "Top of Mind" brand and the Best Product testified by the National Housing Awards.*
- *Geo is showing double digit growth under a stable and profitable basis, achieving Positive Free Cash Flow for the fourth consecutive year and historical best in its Working Capital Management.*
- *Geo has continuously decreased its Net Indebtness level for the past five years while making most of its Debt to be Peso denominated.*
- *Geo is the company with more units sold in the Middle Income Segment, resulting in higher average prices and Margin expansion, together with a stable seasonality and predictable quarterly results.*
- *The JV for Land Acquisition with Prudential demonstrates Geo's commitment to generating stronger Free Cash Flow, reducing net debt, and establishing a more solid platform for sustainable growth.*
- *Senior Management is working to recover Geo's Premium Valuation by sustaining the financial and operating turnaround and transforming Geo into the most Market-oriented and Investor-Friendly Company in Latin America, as evidenced by several Corporate Governance international recognitions.*

On Track to ... Insuperable Demand


Casas GEO

The annual housing deficit will become an annual surplus by 2006


Housing Deficit in Mexico
900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company and Official Estimates

On Track to ... Superior Industry Visibility


Casas GEO


INDUSTRY SITUATION & OUTLOOK

Collective effort to reach the goal of 750,000 mortgages in 2006

Housing Institutes
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%


1,000
800
600
400
200
352
318
420
500
E575
E665
E750
E825
E919
2000
2001
2002
2003
E2004
E2005
E2006
E2007
E2008
INFONAVIT
SHF - FOVI
FOVISSSTE
BANCOS-Sofoles
Otros

(in thousands)	2000	2001	2002	2003	E2004	E2005	E2006	E2007	E2008
INFONAVIT	250	205	275	301	325	350	400	425	465
SHF - FOVI	47	48	40	55	65	90	100	120	144
FOVISSSTE	15	18	42	68	68	70	70	65	65
BANCOS-Sofoles	5	6	10	23	42	75	90	110	130
OTROS	35	42	53	53	75	80	90	105	115
TOTAL	352	318	420	500	575	665	750	825	919

Housing Institutes
Goals for 2004

- ✓ *INFONAVIT: E 325,000 Mortgages (increase of 8% from 301,000 in 2003). As of May, 115,161 mortgages were granted (37.8% of budget).*
- ✓ *SHF-FOVI: E 65,000 Mortgages (increase of 18% from 55,000 in 2003). As of May, 21,400 mortgages were granted (33% of budget).*
- ✓ *FOVISSSTE: E 68,000 Mortgages (virtually no change from 2003). As of May, 16,015 mortgages were granted (23.5% of budget).*
- ✓ *BANKS: E 42,000 Mortgages (increase of 83% from 23,000 in 2003). As of March, 3,504 mortgages were granted.*

In 2004 the Industry is Projected to Grow 15% compared to 2003

Source: CONAFOVI and Housing Institutes

On track to... a better Housing Environment


Casas GEO

- ✓ *INFONAVIT granted 2 million mortgages between the years 1972 and 2000. Last April 29th, it granted the mortgage #3 million, and is expected to reach 5 million by the year 2006.*
- ✓ *INFONAVIT will issue 2 more mortgage-back certificates (CEDEVIS) for US $400 million in 2004, after the successful issuance of US $75 million in March.*
- ✓ *To enhance the development of Lower Affordable housing in Mexico, INFONAVIT and State Governments will provide benefits to developers.*
- ✓ *In June, 2004, SHF and INFONAVIT launched a co-finance program to finance down payments to SHF clients (pilot program operating).*
- ✓ *In June, 2004, SHF began assigning a special code to every home built and mortgage granted. This inter-institutions identification mechanism will allow to recognize houses along the construction and commercial processes (Clave Única de Vivienda), and identify mortgages and their status (Número Único de Crédito). to of mortgages will enhance the flow and communication between institutes.*
- ✓ *SHF through Sofoles will launch a special mortgage program in the U.S. that will provide Mexican immigrants the opportunity to buy a home in Mexico.*

On Track to ... New Opportunities to Grow


Casas GEO

Our typical market gives us a solid base to diversify our products

Estimated Yearly Demand by Segment	Expected Mortgage Availability 2004	Expected Coverage of Demand In 2004	Segment
			Residential Above US $175,000
100,000	75,000	75%	Middle Income Between US $33,000 and US $175,000
400,000	350,000	88%	Typical Geo's Market Affordable Entry Level Between US $18,000 and US $33,000
250,000	138,000	55%	Lower Affordable Up to US $18,000
750,000	563,000	75%	

Financing source	Low	High
INFONAVIT	US$12,500	US$82,000
FOVISSSTE	US$8,400	$44,000
SHF	US$14,000	US$155,000
Bank / Sofoles	US$30,000	US$380,000

The Residential, Middle and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

Source: Company's Estimates and CONAFOVI

* Prices in US Dollars

On Track to… a Unique Positioning


Casas GEO

We are the only truly nation-wide housing company in Mexico

- *All Operating Expenses to become Nation-Wide are already reflected in our numbers*
- *Our growth will come from our current operations thus optimizing Capex and SG&A*
- *We cover 19 states and the 33 most dynamic cities in Mexico*



GEO is present where :

- *75% of the INFONAVIT credits are granted*
- *80% of the GDP is produced*
- *74% of the marriages take place*
- *76% of all Mexicans are living*

We Have No Intentions or Need to Open Any New Subsidiary, Neither National nor International

Source: INEGI

On Track to ... a Renovated Business Model


Casas GEO

Keys for Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = JV with Prudential Accelerate Cash Flow, Access to Land*
2 *Working Capital Financing*	*Securitization & Bridge Loans = Alternative Source of Resources ; Diversification*
3 *Production Efficiency and Collection Capacity*	*"The Three Pipes" = Sales, Production, Collection; Just-in-Time*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" & "Geo In" = Expertise and Creation of Employee Loyalty, ESOP*
5 *Brand Image & Quality*	*"Building..." = Geo's Marketing Campaign; Brand Recall & Awareness*

Business Model :
Consistent Double-Digit EBITDA Growth and Positive Free Cash Flow Generation, Improving the Debt and Capital Structure

On Track to... Consistent Results Over Time


Casas GEO

The Consolidation Period prepared us to better face the promising future


EBITDA & Operating Free Cash Flow
Free Cash Flow
EBITDA
1,300
800
300
-200
-700
-1,200
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH
Net Debt
$243
$861
$907
$2,022
$2,018
$1,927
$1,812
$1,364
$1,294
$800-$900
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Geo´s tournaround (consolidation phase)

Geo made the strategic decision to consolidate the rapid expansion it experienced, in favor of more sustainable and profitable growth, to ensure the overall health of the company in the long-run.

Iniciatives undertaken:

- Company-wide restructuring and cost-saving
- Institutionalization of processes and systems to increase productivity
- Transformation of Geo´s Corporate Culture that enhanced loyalty and capacity of employees

Results:

- 13 consecutive quarters of consistent and predictable results
- Double difgit growth, margins expansion and stronger balance sheet

Financial Turnaround... plus Operating Turnaround

In million of Pesos as of December 31, 2003 9 *Please consider disclaimer on last page* June, 2004

On Track to... Operating Turnaround



Casas GEO

FINANCIALS

Growth. Profitability. Efficiency. Earnings Visibility

Homes Sold
26,577
25,115
27,112
29,520
32,500
18,000
16,400
16,020
GEO 00
GEO 01
GEO 02
GEO 03
GEO 04E
URBI 03E
SADASI 03E
ARA 03

Gross Margin
27.0%
26.5%
26.0%
25.5%
25.0%
25.6%
26.0%
26.2%
26.8%
26.8%
2000
2001
2002
2003
2004E

EBITDA Margin
23.0%
22.0%
21.0%
20.0%
20.3%
20.7%
21.5%
22.6%
22.6%
2000
2001
2002
2003
2004E

Operating Margin
17.0%
16.0%
15.0%
14.0%
13.0%
14.0%
14.1%
15.5%
16.5%
16.5%
2000
2001
2002
2003
2004E

Steady Growth in Revenues and EBITDA with Margin Stability

On Track to… Financial Turnaround



Casas GEO

FINANCIALS

A better working capital management has produced a strong level of FCF

Free Cash Flow
1,000.0
500.0
0.0
-500.0
-1,000.0
-$1,154.4
-$59.4
$271.5
$114.5
$529.5
$109.1
$500-$600
1998
1999
2000
2001
2002
2003
2004E

Accounts Receivable to Sales
67.3%
50.5%
50.4%
50.3%
47.6%
43.1%
45%-47%
1998
1999
2000
2001
2002
2003
2004E

Inventory Turnover (days)
350
300
250
200
150
100
50
0
277
249
187
164
148
215
209
1998
1999
2000
2001
2002
2003
2004E

Accounts Receivable + Inventory Turnover (days)
500
450
400
350
300
250
200
449
364
315
304
283
314
307
1998
1999
2000
2001
2002
2003
2004E

Free Cash Flow Generation and Working Capital Cycle at Historical Bests

In million of Pesos as of December 31, 2003

On Track to... Financial Turnaround


Casas GEO

The risk profile has improved consistently over the past five years

Net Debt

1998	1999	2000	2001	2002	2003	2004E
1,945	1,941	1,853	1,743	1,312	1,293	800 - 900

Interest Coverage

1998	1999	2000	2001	2002	2003	2004E
2.2	1.9	1.7	2.0	2.3	3.0	3.2

Net Debt to Equity

1998	1999	2000	2001	2002	2003	2004E
39.4%	38.0%	37.5%	34.5%	26.1%	22.2%	22.0%

Dollar Denominated Debt

1998	1999	2000	2001	2002	2003	2004E
29.6%	34.1%	25.3%	10.8%	4.0%	4.7%	4% - 8%

Strong Commitment to Reach a Net Cash Position in the Long Term

Equity before Differed taxes



Casas GEO

During the past five years, Geo has received many Awards and Recognitions in different areas:

	1990	1992	1994	1996	2000	2001	2002	2003
CONSTRUCTION AND DESIGN								
"National Housing Award"						1	6	3
"Obras Cemex" Award							1	1
"La Casa Infonavit" Award					2	2		
Honors	1					1		
Bienal de Arquitectura Mexicana				1				
Bienal de Arquitectura Chilena					1			
International Awards		3	1					
WEBSITE								
Premio POP+ y TOP 5 Ameri-MZ Consult							3	4
ANNUAL REPORT								
RAO Ameri-MZ Consult Award							1	1
Other Awards						2	3	
INVESTOR RELATIONS								
Institutional Investors Resarch Group								2
IR Magazine							1	4
CORPORATE GOVERNANCE								
Best Corporate Governance, Euromoney								2
Best Corporate Governance, Management & Excellence							1	
STOCK LIQUIDITY								
Liquidity Award Bolsa Mexicana de Valores BMV							1	1







Geo reinforces its commitment with Innovation and Communication to offer the best products and services to its customers and Shareholders.

On Track to ... Sustainability of Results


Casas GEO

- *Geo is expected to continue growing with profitability and Free Cash Flow generation*

GOALS 2004

Steady Growth | **Efficient Production**



14-16% Growth in Revenues & EBITDA

Accounts Receivable to Sales of 45% to 47%



2

Net Debt Level of P$800 to P$900 million

Positive Operating Free Cash Flow of P$500 to P$600 million



Strong Financial Structure | **Cash Generation**

Growth with Margin Stability and a Healthier Financial Structure for Fourth Consecutive Year

On Track to … take advantage of Geo's Leadership


Casas GEO

Some of Geo's Competitive Advantages:

1. ***Joint Venture with Prudential Real Estate Investors demonstrates the enormous potential that exists between two Companies that are leaders of their fields.***
2. ***Geo in alliance with the most important Mexican Consumer Financing Institutions (Casafin and Autofin) offers its clients the best financial plans to purchase their home (down payments).***
3. ***Geo also has Business Agreements with the largest Mexican Companies permitting us to present and promote our products to their employees in a more direct manner.***
4. ***Taking advantage of our size, our international Brand recognition, and our solid position, we can access the global markets to purchase raw materials at the best prices.***

As Industry Leaders we have the best competitive advantages obtaining the best market conditions

On Track to… Further Diversification


Casas GEO

Geo is best positioned to achieve sustainable growth in the future



Middle Income

	Mix E2004
Residential &Middle Income Between US $400,000 & US $33,000	10-12%
Affordable Entry Level Between US $18,000 & US $33,000	59-61%
Lower Affordable < US $18,000	28-30%

Residential

Lower Affordable



Housing Segments	2000	2001	2002	2003	2004E
Middle Income	2%	5%	7%	9.1%	11%
Typical Geo's Market Affordable	95%	82%	64%	65%	59%
Lower Affordable	3%	13%	29%	26%	30%

Affordable Entry Level



Geo Has Successfully Entered into the Middle and Residential Housing Segments

Reasons to Believe... Shareholders Meeting 2004


Casas GEO

✓ *Termination of the "Shareholder Rights Program"*

Geo listens to its Shareholders. The termination followed the company's solid and consistent THREE years trend of growth along with the enhancement in its financial structure, and its potential to regain its valuation. We expected this trend to continue in the future supported by the strong outlook for the Housing Industry.

✓ *Share Split 5 to 1*

The split was proposed to increase the liquidity of the stock for domestic investors. The exchange of shares, will take place starting on May 11, 2004. Shareholders will not incur any cost.

✓ *Corporate Governance*

- *No family relationship between Members of the Board and Executive Officers or Corporate Directors. 35% of Board Members are external.*
- *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- *More than 30% of Geo's employees are Shareholders*

Geo has the most Institutionalized management in the Industry

Reasons to Believe… Solid and Predictable Results


Casas GEO

GEO-PRUDENTIAL

Geo-Prudential Updates

- ✓ *In 2003, the JV purchased the first two parcels of land for US $33 million*
- ✓ *In January 2004, the JV approved the purchase of two more parcels for US $30 million.*
- ✓ *In March 2004, another project was approved for US $10 million.*
- ✓ *Currently US $20 million worth of land are under analysis.*
- ✓ *With these additional purchases, the JV would have invested around US $90 in the first half of the year, completing the first phase.*
- ✓ *Prudential is still in its "capital raising period" that ends in June 2004.*
- ✓ *We will promptly inform you of all new acquisitions that will be made through this scheme.*

Understanding the Business Seasonality is Key to Anticipate Quarterly Results

In million of Pesos 18 June, 2004

Reasons to Believe… Solid and Predictable Results


Casas GEO

QUARTERLY SEASONALITY

Same Quarter by Quarter Seasonality traduces into Predictability.

Revenues Seasonality 2001 - 2004

28%
23%
18%
1Q 2Q 3Q 4Q
21%
20%
20%
23%
22%
26%
26%
30%
31%
2002 2003 2004

Accounts Receivable Seasonality 2001 - 2004

57%
52%
47%
42%
1Q 2Q 3Q 4Q
52.9%
55.0%
56.0%
47.6%
50.3%
51.4%
46.4%
45.9%
43.1%
2002 2003 2004

Free Cash Flow Seasonality 2001 - 2004

700
500
300
100
-100
-300
-500
-700
-900
-268
-279
-841
-130
34
250
99
686
257
2002 2003 2004


Net Debt Seasonality 2001 - 2004
2,200
2,000
1,800
1,600
1,400
1,200
1Q
2Q
3Q
4Q
2,181
2,157
2,294
2,029
1,385
1,679
1,650
1,561
1,314
2002
2003
2004

Understanding the Business Seasonality is Key to Anticipate Quarterly Results

In million of Pesos

Reasons to Believe... Solid and Predictable Results


Casas GEO

First Quarter 2004 Results

	1Q2003	1Q2004	1Q03 vs 1Q04
Homes Sold	5,602	***6,190***	+10.5%
Revenues	$1,319.7	***$1,483.8***	+12.4%
Gross Profit	$345	***$389.2***	+12.8%
Gross Margin	26.1%	***26.2%***	+0.1pp
Operating Profit	$196.5	***$225.5***	+14.8%
Operating Margin	14.9%	***15.2%***	+0.3pp
EBITDA	$286.5	***$322.2***	+12.5%
EBITDA Margin	21.7%	***21.7%***	+0.0pp
EBITDA in US$	US $25.3	***US $25.5***	+0.7%
Net Profit	$85.4	***$106.2***	+24.4%
Net Margin	6.5%	***7.2%***	+0.7pp

We Have Posted Consistent Results For eleven Consecutive Quarters

In millions of Pesos as of March 31, 2004

On Track to... Solid and Predictable Results


Casas GEO

Year-over-year financial indicators as of March 2004

WORKING CAPITAL INDICATORS	Mar-03	Mar-04	Change Amount	Change %
Cash and Equivalents	$929.8	***$502.9***	-$426.9	-45.92%
Accounts Receivable	$2,954.4	***$3,396.5***	$442.0	14.9%
Accounts Receivable to Sales	50.3%	***51.4%***	-	1.1pp
Inventories	$1,735.1	***$2,886.0***	$1,150.9	60.8%
Inventory Turnover	146 days	***218 days***	72 days	49.3%
Accounts Receivable + Inventory Turnover	292 days	***347 days***	55 days	18.8%

DEBT AND OTHER INDICATORS	Mar-03	Mar-04	Change Amount	Change %
Total Debt	$2,608.9	***$2,659.8***	-$227.6	2%
Net Debt	$1,679.1	***$2,156.9***	$478.6	28.5%
Net Debt to Capitalization Ratio	47.4%	***44.6%***	-	-2.8 pp
Net Debt to Capitalization Ratio without def. tax	39.4%	***36.1%***	-	-3.3 pp
Interest Coverage	2.4	***2.9***	-	30.4%
Free Cash Flow (in million pesos)	-$280	***-$841***	-$419.7	-200%
ROE	15.5%	***18.8%***	-	3.3 pp

Increase in Accounts Receivable and Net Debt in line with Industry's Seasonality and Geo Growth Plans

In millions of Pesos as of March 31, 2004

** Before Deferred Taxes*

Reasons to Believe... Solid and Predictable Results


Casas GEO

FINANCIALS

1Q04 vs 1Q03 Results and Expectations for 2004

- ✓ *Double digit growth with margins stability in all lines of the Income Statement.*
- ✓ *The increase in Accounts Receivable was related to the Industry's Seasonality, and was affected by the generalized delay of the Housing Institutes at the beginning of the year.*
- ✓ *Inventories reflect principally the strong investment in land made in 2003 to assure Geo's growth in 2004 and the future.*
- ✓ *The generation of $840 million pesos in negative Free Cash Flow and increase of $478 million pesos in Net Debt in 1Q04 are in line with the seasonality and reflect the investment in Working Capital. It confirms the optimism Geo has on the Industry's outlook.*
- ✓ *In general terms, we expect seasonality of Revenues and Collection to have a similar trend to that of 2003, however, slightly more tilted toward the second half of the year.*
- ✓ *Management feels confident to meet its goals for 2004.*

Understanding the Business Seasonality is Key to Anticipate Quarterly Results

In million of Pesos 22 June, 2004

Financial Liabilities Highlights


Casas GEO

HIGHLIGHTS

FINANCIAL LIABILITIES	1Q2004		Average Cost	Average Rates
	Amount	Total%		
Bridge Loans TIIE	$1,090.6	41.0%	TIIE+1.8	9.4%
Direct Credits	184.6	6.9%	TIIE+2.5	8.7%
Commercial Paper	305.9	11.5%	CETES+1.5	6.1%
Leasing	41.7	1.6%	TIIE+1.5	7.5%
Medium Term Notes in Pesos P001	300.0	11.3%	TIIE+3.0	7.1%
Medium Term Notes in Pesos P002	400.0	15.0%	TIIE+3.0	8.8%
Certificados Bursatiles	300.0	11.3%	CETES+3.75	8.6%
Others	37.3	1.4%	9.1%	9.1%
AVERAGE COST OF DEBT*	$2,660.1	100.0%	8.8%	



Main Financial Institutions:

Banks: BBVA-Bancomer, Inbursa, Banorte, Ixe, Bital, Santander Serfin.

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

The Decrease in Interest Rates Has Favored Our Cost of Debt

*Amounts in million pesos as of March, 2004

Excluding commissions & transaction costs

On Track to … Geo – Prudential Land JV


Casas GEO


GEO-PRUDENTIAL JOINT VENTURE

Land investment joint venture between Geo and Prudential Financial

On August 2003, Geo and Prudential Real Estate Investors created a Joint Venture with the main goal of purchasing Land for housing exclusively for Geo, and other real estate businesses.

Prudential Real Estate Investors is the global real estate investment company of Prudential Financial. They manage US $22 billion in gross total assets on behalf of 440 institutional clients.

During its first phase, the venture will seek to invest US $100 million and has already initiated operations with the purchase of two parcels of land for US $33 million.

In this first venture, Geo will have a minority stake of 5%, while Prudential and its investors will participate with the rest.

The partnership operates in Mexican Pesos with an investment horizon of seven years and the possibility of increasing it up to nine years.

Additional phases of US $100 million could be launched using the same framework, once 75% of the total resources have been already invested, coinciding with Geo's expected growth.

We Have Teamed Two Institutions, Leaders in Its Respective Fields, Geo and Prudential Real Estate Investors

On Track to … Geo – Prudential Land JV


Casas GEO

Basic assumptions to consider about Geo-Prudential JV

1. *There is not going to be a wealth transfer from our shareholders to the Joint Venture with Prudential, nor are margins going to fall as a result of this deal.*
2. *Geo has not committed to any kind of minimum return nor has it extended any guarantees. This is not an off balance sheet structure, the JV is assuming the execution risk of Geo's projects.*
3. *Geo will keep all of its expertise related to land purchasing activities and will always make the decision about which parcels of land will be acquired by the Land Venture.*
4. *This is a truly win-win structure. Prudential should achieve above average returns, while Geo accelerates free cash flow, net debt reduction, growth and profitability.*
5. *Geo will remain totally focused on its core business, which is to build better homes and produce them faster to better match the level of demand in Mexico.*
6. *Geo and Prudential have signed an Exclusivity Agreement.*

Our Joint Venture With Prudential Is Further Proof of Our Commitment to Generating Value for Our Shareholders

On Track to … Geo – Prudential Land JV


Casas GEO

Operational Structure of the Land Acquisition Joint Venture


Prudential Financial
& its Investors
95% of JV
$
5% of JV
Expertise
$
Geo-Prudential
Joint Venture
% of Revenues
Expertise & Management
Land
% of Revenues
Trust*
Homes
Collection
Clients

- *Geo will present a complete housing project to the Investment Committee (IC) of the JV.*
- *The project will include the fixed percentage of revenues to be shared at the time of collection of the homes.*
- *If the risk-return meets the JV's requirements, the IC will approve the purchase of the land and the JV will create and fund an individual trust that will be managed by Geo.*
- *The revenue sharing is legally set at this time and Geo makes a 10% "Deposit of Seriousness".*
- *Every time the individual trust collects a home, it will deliver the agreed fixed percentage of revenues to the JV and the remainder to Geo.*

Geo Will Continue to Buy Land Whenever a Specific Project Does Not Comply With the JV Requirements

** Independent Individual Trust*

On Track to ... Geo – Prudential Land JV



Casas GEO

Land Purchase Strategy and Business Rationale



3rd Circle
2nd Circle
1st Circle
Main target areas for the JV
Areas where all the housing companies are currently buying land

Use of Land

75-100 % of the land to be developed by Geo	Commercial & Industrial areas
	Other RE Businesses

- *The main business of the JV is to buy large extensions of land at very competitive prices and then sell them to Geo's Clients at a price equivalent to a fixed percentage of the homes selling price that Geo will build on those plots.*
- *The JV's main source of income and returns will come from the revenue sharing.*
- *The JV will profit as well from the sale of the commercial and industrial areas within the property.*
- *Other real estate businesses such as Land Development for small and medium size homebuilders are also contemplated.*

The JV Should Achieve Above Average Returns While Geo Accelerates Cash Flow, Net Debt Reduction & Growth

On Track to ... Geo - Prudential Land JV


Casas GEO

GEO-PRUDENTIAL JOINT VENTURE

Financial and Operational Implications for Geo

1. *Acceleration of Free Cash Flow generation and net debt reduction plans, as a consequence of lower direct investment in land and a better working capital cycle, and or...*
2. *Increase in the sustainable growth rate while keeping Geo in positive Free Cash Flow territory.*
3. *Higher Margins at all levels of its Income Statement due to lower capitalized interest expenses, better production planning.*
4. *Higher Return on Equity, Return of Investment Capital and Economic Value Added.*
5. *The highest accessibility to land reserves in Mexico, while achieving at the same time the best ratio in the industry of Land Bank to Sales.*
6. *The opportunity to develop housing communities without facing barriers caused by the level of indebtness or internal cash flow generation.*
7. *The possibility to match the industry pace and better plan the long term growth of Geo, having unparallel access to our most important raw material.*

In February 2004, the JV's Investment Committee approved the purchase of two more parcels for US $30 million

On Track to … Clear Corporate Governance


Casas GEO

Geo has the most respected Management Team in the Housing Industry

SHAREHOLDER BASE BY REGION


29%
31%
10%

- ☐ US Investors
- ▪ Mexican Investors
- ☐ Other Investors
- ☐ European Investors

- ✓ *46% of the Board Members are External Directors*
- ✓ *No family relationships among Members of the Board and Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *"Tag-Along Rights" for all its Shareholders*
- ✓ *68% Free Float*

One Series of Shares – One Share, One Vote

On Track to … Growth, Value and Momentum


Casas GEO

The stock just recently surpassed its maximum high of 1998 but now Geo is a more solid company, both operationally and financially

	1998	2003	2004E
Sales (units)	20,428	29,520	32,500
Revenues	$4,191	$6,597	$7,400 - $7,600
Gross Margin	28.20%	26.79%	26.50%
EBITDA	$951	$1,489	$1,550 - $1,750
EBITDA margin	22.70%	22.58%	22.80%
Operating margin	16.30%	16.50%	16.50%
Net margin	7.80%	8.14%	8.40%
Accounts Receivable to Sales	67.30%	43.70%	45% - 47%
Inventory Turnover (days)	283	215	150 - 155
Total Debt	$2,486	$2,109	$1,900 - $2,000
Net Debt	$2,103	$1,345	$700 - $800
Debt in USD (% total Debt)	29.60%	4.70%	4% - 8%
Free Cash Flow	-$1,201	$114	$500 - $600
Middle Income Sales %	0%	9%	10% - 12%
Geographical Coverage (cities)	23	33	33
FV/EBITDA	8.7x	5.0x	5.2x
P/BV	2.6x	1.9x	2.1x
P/E	19.2x	11.5x	10.8x

16
14
12
10
8
6
4
2
0
98
99
00
01
02
03
04

Geo's Stock Has Just Recovered Its Value Lost in the Past Years but With a Much Lower Valuation Level

Figures in million pesos as of 2004 30 Please consider disclaimer on last page June, 2004

On Track to … Growth, Value and Momentum


Casas GEO

Value and Growth in an Industry with superior earnings visibility

Stock Performance Geo, Ara, IPyC 2004
Prices as of June 09, 2004
35%
25%
15%
5%
-5%
Jan
Feb
Mar
Apr
May
Jun
GEO 31.05%
ARA 19.3%
IPC 16.5%
URBI 8.6%

LTM FV / EBITDA
IPC 7.90
ARA 9.2
URBI 10.30
SARE 7.3
GEO 6.40

LTM P / BV
IPC 2.3
ARA 2.5
URBI 2.2
SARE 1.6
GEO 2.4

LTM P / E
IPC 16.8
ARA 15.5
URBI 13.00
SARE 11.8
GEO 15.00

YTD Average Daily Trading Volume is Higher than US $2,800,000

On Track to … Communications Turnaround


Casas GEO

CONTACT INFORMATION

JORGE PÉREZ

Investor Relations Officer

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: jperezr@casasgeo.com

RICARDO MAISELSON / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

DOMESTIC RETAIL INVESTORS HOTLINE: 01 800 00 GEORI

This presentation contains forward-looking statements regarding the Company's results and prospects, especially when used the capital E for Estimates. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com



TOP 1 IR WEB SITES

'On Track to Get Our Premium Back'

Smith Barney Citigroup Latin America Conference 2004


CasasGEO
30 AÑOS
CONSTRUYENDO
REALIDADES

AMERI
Socio Fundador

TOP 5 IR WEB SITES

On Track to Get Our Premium Back


TOP 5
IR WEB SITES

- *The Mexican Housing Industry offers a unique visibility and above-average growth due to the Housing initiatives supported by the current Administration.*
- *Geo is the Leading Company in the Industry having the highest Market Share, largest Geographical Coverage, the "Top of Mind" brand and the Best Product testified by the National Housing Awards.*
- *Geo is showing double digit growth under a stable and profitable basis, achieving Positive Free Cash Flow for the fourth consecutive year and historical best in its Working Capital Management.*
- *Geo has continuously decreased its Net Indebtness level for the past five years while making most of its Debt to be Peso denominated.*
- *Geo is the company with more units sold in the Middle Income Segment, resulting in higher average prices and Margin expansion, together with a stable seasonality and predictable quarterly results.*
- *The JV for Land Acquisition with Prudential demonstrates Geo's commitment to generating stronger Free Cash Flow, reducing net debt, and establishing a more solid platform for sustainable growth.*
- *Senior Management is working to recover Geo's Premium Valuation by sustaining the financial and operating turnaround and transforming Geo into the most Market-oriented and Investor-Friendly Company in Latin America, as evidenced by several Corporate Governance international recognitions.*

On Track to ... Insuperable Demand


TOP 5
IR WEB SITES

The annual housing deficit will become an annual surplus by 2006


Housing Deficit in Mexico
900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

On Track to ... Superior Industry Visibility


TOP 5
IR WEB SITES

Collective effort to reach the goal of 750,000 mortgages in 2006

Housing Institutes
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%


1,000,000
800,000
600,000
400,000
200,000
-
2000
2001
2002
2003
E2004
E2005
E2006
E2007
E2008
INFONAVIT
SHF - FOVI
FOVISSSTE
BANCOS-Sofoles
Otros

(in thousands)	2000	2001	2002	2003	E2004	E2005	E2006	E2007	E2008
INFONAVIT	250	205	275	301	325	350	400	425	465
SHF - FOVI	47	48	40	55	65	90	100	120	144
FOVISSSTE	15	18	42	68	68	70	70	65	65
BANCOS-Sofoles	5	6	10	23	42	75	90	110	130
OTROS	35	42	53	53	75	80	90	105	115
TOTAL	352	318	420	500	575	665	750	825	919

Housing Institutes
Goals for 2004

- ✓ *INFONAVIT: E 325,000 Mortgages (increase of 8% from 301,000 in 2003).*
- ✓ *SHF-FOVI: E 65,000 Mortgages (increase of 18% from 55,000 in 2003).*
- ✓ *FOVISSSTE: E 68,000 Mortgages (virtually no change from 2003).*
- ✓ *BANKS: E 42,000 Mortgages (increase of 83% from 23,000 in 2003).*

In 2004 the Industry is Projected to Grow 15% compared to 2003

Source: CONAFOVI and Housing Institutes

On Track to ... New Opportunities to Grow


TOP 5
IR WEB SITES

Our typical market gives us a solid base to diversify our products

Estimated Yearly Demand by Segment	Expected Mortgage Availability 2004	Expected Coverage of Demand In 2004	Segment
			Residential Above US $175,000
100,000	75,000	75%	Middle Income Between US $33,000 and US $175,000
400,000	350,000	88%	Typical Geo's Market Affordable Entry Level Between US $18,000 and US $33,000
250,000	138,000	55%	Lower Affordable Up to US $18,000
750,000	563,000	75%	

INFONAVIT: US$12,500 – US$82,000

FOVISSSTE: US$8,400 – $44,000

SHF: US$14,000 – US$155,000

Bank / Sofoles: US$30,000 – US$380,000

The Residential, Middle and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

Source: Company's Estimates and CONAFOVI

* Prices in US Dollars

On Track to... a Unique Positioning


TOP 5
IR WEB SITES

We are the only truly nation-wide housing company in Mexico

- *All Operating Expenses to become Nation-Wide are already reflected in our numbers*
- *Our growth will come from our current operations thus optimizing Capex and SG&A*
- *We cover 19 states and the 33 most dynamic cities in Mexico*



GEO is present where :

- *75% of the INFONAVIT credits are granted*
- *80% of the GDP is produced*
- *74% of the marriages take place*
- *76% of all Mexicans are living*

We Have No Intentions or Need to Open Any New Subsidiary, Neither National nor International

Source: INEGI

On Track to … a Renovated Business Model


TOP 5
IR WEB SITES


Keys for Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = JV with Prudential Accelerate Cash Flow, Access to Land*
2 *Working Capital Financing*	*Securitization & Bridge Loans = Alternative Source of Resources ; Diversification*
3 *Production Efficiency and Collection Capacity*	*"The Three Pipes" = Sales, Production, Collection; Just-in-Time*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" & "Geo In" = Expertise and Creation of Employee Loyalty, ESOP*
5 *Brand Image & Quality*	*"Building…" = Geo's Marketing Campaign; Brand Recall & Awareness*

Business Model :
Consistent Double-Digit EBITDA Growth and Positive Free Cash Flow Generation, Improving the Debt and Capital Structure

On Track to... Consistent Results Over Time





The Consolidation Period prepared us to better face the promising future

EBITDA & Operating Free Cash Flow

Free Cash Flow
EBITDA
1,300
800
300
-200
-700
-1,200
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004E

Accounts Receivable to Sales

67.5%
64.4%
63.3%
67.3%
50.5%
50.4%
50.3%
47.6%
43.1%
45 - 47%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004E
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Net Debt

$2,022
$2,017
$1,927
$1,812
$1,364
$1,293
$800 - $900
1998 1999 2000 2001 2002 2003 2004 E
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Revenues Seasonality

31%
26%
21%
16%
1Q 2Q 3Q 4Q
2001 2002 2003 2004

Financial Turnaround... plus Operating Turnaround

In million of Pesos as of December 31, 2003 8 *Please consider disclaimer on last page* March, 2004

On Track to... Operating Turnaround


TOP 5
IR WEB SITES

Growth. Profitability. Efficiency. Earnings Visibility

Homes Sold

26,577
25,115
27,112
29,520
32,500
18,000
16,400
16,020
GEO 00
GEO 01
GEO 02
GEO 03
GEO 04E
URBI 03E
SADASI 03E
ARA 03

Gross Margin

27.0%
26.5%
26.0%
25.5%
25.0%
25.6%
26.0%
26.2%
26.8%
26.8%
2000
2001
2002
2003
2004E

EBITDA Margin

23.0%
22.0%
21.0%
20.0%
20.3%
20.7%
21.5%
22.6%
22.6%
2000
2001
2002
2003
2004E

Operating Margin

17.0%
16.0%
15.0%
14.0%
13.0%
14.0%
14.1%
15.5%
16.5%
16.5%
2000
2001
2002
2003
2004E

Steady Growth in Revenues and EBITDA with Margin Stability

FINANCIALS

On Track to... Financial Turnaround




A better working capital management has produced a strong level of FCF

Free Cash Flow
1,000.0
500.0
0.0
-500.0
-1,000.0
-$1,154.4
-$59.4
$271.5
$114.5
$529.5
$109.1
$500-$600
1998 1999 2000 2001 2002 2003 2004E

Accounts Receivable to Sales
70%
65%
60%
55%
50%
45%
40%
67.3%
50.5%
50.4%
50.3%
47.6%
43.1%
45% - 47%
1998 1999 2000 2001 2002 2003 2004E

Inventory Turnover (days)
350
300
250
200
150
100
50
0
277
249
187
164
148
215
150
1998 1999 2000 2001 2002 2003 2004E

Accounts Receivable + Inventory Turnover (days)
500
450
400
350
300
250
200
449
364
315
304
283
314
277
1998 1999 2000 2001 2002 2003 2004E

Free Cash Flow Generation and Working Capital Cycle at Historical Bests

In million of Pesos as of December 31, 2003 10 *Please consider disclaimer on last page* March, 2004

On Track to... Financial Turnaround


TOP 5
IR WEB SITES



The risk profile has improved consistently over the past five years

Net Debt

1998	1999	2000	2001	2002	2003	2004E
1,945	1,941	1,853	1,743	1,312	1,293	800 - 900

Interest Coverage

1998	1999	2000	2001	2002	2003	2004E
2.2	1.9	1.7	2.0	2.3	3.0	3.2

Net Debt to Equity

1998	1999	2000	2001	2002	2003	2004E
39.4%	38.0%	37.5%	34.5%	26.1%	22.2%	22.2%

Dollar Denominated Debt

1998	1999	2000	2001	2002	2003	2004E
29.6%	34.1%	25.3%	10.8%	4.0%	4.7%	4% - 8%

Strong Commitment to Reach a Net Cash Position in the Long Term

In million of Pesos as of December 31, 2002

On Track to ... Solid and Predictable Results


TOP 5
IR WEB SITES

Fourth Quarter 2003 & Accumulated 2003 Results

	4Q2002	4Q2003	4Q03 vs 4Q02	Jan-Dec 2002	Jan-Dec 2003	2003 vs 2002	2003 Goals
Homes Sold	9,407	***10,133***	+7.7%	27,112	***29,520***	+8.9%	8% - 10%
Revenues	$1,721.6	***$1,948.9***	+13.2%	$5,661,5	***$6,343.1***	+12%	10% - 12%
Gross Profit	$469.5	***$532.5***	+13.4%	$1,483.9	***$1,699.1***	+14.5%	
Gross Margin	27.3%	***27.3%***	+0.0	26.2%	***26.8%***	+0.6	26.2% - 26.8%
Operating Profit	$297.4	***$349.8***	+17.6%	$875.2	***$1,046.8***	+19.6%	
Operating Margin	17.3%	***17.9%***	+0.6	15.5%	***16.5%***	+1.0	16.0% - 16.5%
EBITDA	$378.8	***$461.5***	+21.8%	$1,217.4	***$1,432.2***	+17.6%	
EBITDA Margin	22.0%	***23.7%***	+1.7	21.5%	***22.6%***	+1.1	21.5% - 22.0%
Net Profit	$110.5	***$199.5***	+80.5%	$379.1	***$516.3***	+36.2%	
Net Margin	6.4%	***10.2%***	+3.8	6.7%	***8.1%***	+1.4	

We Have Posted Consistent Results For Eight Consecutive Quarters

In millions of Pesos as of September 30, 2003

On Track to... Solid and Predictable Results


TOP 5
IR WEB SITES

Year-over-year financial indicators as of December 2003

WORKING CAPITAL INDICATORS	Dec-02	Dec-03	Change Amount	Change %
Cash and Equivalents	$890.1	***$734.1***	-$156.0	-17.5%
Accounts Receivable	$2,696.1	***$2,731.2***	$35.1	1.3%
Accounts Receivable to Sales	47.6%	***43.1%***	-	-4.5 pp
Inventories	$1,697.3	***$2,730.0***	$1,032.7	60.8%
Inventory Turnover	148 days	***215 days***	67 days	45.2%
Accounts Receivable + Inventory Turnover	283 days	***314 days***	31 days	10.9%

DEBT AND OTHER INDICATORS	Dec-02	Dec-03	Change Amount	Change %
Total Debt	$2,254.2	***$2,027.6***	-$227.6	-10.1%
Net Debt	$1,364.1	***$1,293.5***	-$70.6	-5.2%
Net Debt to Capitalization Ratio	36.8%	***30.9%***	-	-5.9 pp
Net Debt to Capitalization Ratio without def. tax	26.1%	***22.2%***	-	-3.9 pp
Interest Coverage	2.3	***3.0***	0.3	30.4%
Free Cash Flow (in million pesos)	$529.5	***$109.8***	-$419.7	-79.2%
ROE	14.5%	***18.4%***	-	3.9 pp

Important Decrease in the Accounts Receivable to Sales Ratio and Reduction in Net Debt

In millions of Pesos as of December 31, 2003

** Before Deferred Taxes*

On Track to ... Sustainability of Results


TOP 5
IR WEB SITES

- *Geo is expected to continue growing with profitability and Free Cash Flow generation*

GOALS 2004

Steady Growth — ***Efficient Production***


1
14-16% Growth in Revenues & EBITDA
3
Accounts Receivable to Sales of 45% to 47%
2
Net Debt Level of P$800 to P$900 million
4
Positive Operating Free Cash Flow of P$500 to P$600 million



Strong Financial Structure — ***Cash Generation***

Growth with Margin Stability and a Healthier Financial Structure for Fourth Consecutive Year

On Track to… Further Diversification


TOP 5
IR WEB SITES

Geo is best positioned to achieve sustainable growth in the future



Middle Income

	Mix E2004
Residential &Middle Income Between US $400,000 & US $33,000	*10-12%*
Affordable Entry Level Between US $18,000 & US $33,000	*59-61%*
Lower Affordable < US $18,000	*28-30%*



Residential

Lower Affordable



Housing Segments	2000	2001	2002	2003	2004E
Middle Income	2%	5%	7%	9.1%	11%
Typical Geo's Market Affordable	95%	82%	64%	65%	59%
Lower Affordable	3%	13%	29%	26%	30%

Affordable Entry Level



Geo Has Successfully Entered into the Middle and Residential Housing Segments


GEO-PRUDENTIAL JOINT VENTURE

On Track to ... Geo – Prudential Land JV


TOP 5

Land investment joint venture between Geo and Prudential Financial

On August 2003, Geo and Prudential Real Estate Investors created a Joint Venture with the main goal of purchasing Land for housing exclusively for Geo, and other real estate businesses.

Prudential Real Estate Investors is the global real estate investment company of Prudential Financial. They manage US $22 billion in gross total assets on behalf of 440 institutional clients.

During its first phase, the venture will seek to invest US $100 million and has already initiated operations with the purchase of two parcels of land for US $33 million.

In this first venture, Geo will have a minority stake of 5%, while Prudential and its investors will participate with the rest.

The partnership operates in Mexican Pesos with an investment horizon of seven years and the possibility of increasing it up to nine years.

Additional phases of US $100 million could be launched using the same framework, once 75% of the total resources have been already invested, coinciding with Geo's expected growth.

We Have Teamed Two Institutions, Leaders in Its Respective Fields, Geo and Prudential Real Estate Investors

On Track to ... Geo – Prudential Land JV


TOP 5
IR WEB SITES

Basic assumptions to consider about Geo-Prudential JV

1. *There is not going to be a wealth transfer from our shareholders to the Joint Venture with Prudential, nor are margins going to fall as a result of this deal.*
2. *Geo has not committed to any kind of minimum return nor has it extended any guarantees. This is not an off balance sheet structure, the JV is assuming the execution risk of Geo's projects.*
3. *Geo will keep all of its expertise related to land purchasing activities and will always make the decision about which parcels of land will be acquired by the Land Venture.*
4. *This is a truly win-win structure. Prudential should achieve above average returns, while Geo accelerates free cash flow, net debt reduction, growth and profitability.*
5. *Geo will remain totally focused on its core business, which is to build better homes and produce them faster to better match the level of demand in Mexico.*
6. *Geo and Prudential have signed an Exclusivity Agreement.*

Our Joint Venture With Prudential Is Further Proof of Our Commitment to Generating Value for Our Shareholders

On Track to ... Geo – Prudential Land JV


TOP 5
IR WEB SITES

Operational Structure of the Land Acquisition Joint Venture


Prudential Financial
& its Investors
95% of JV
$
Geo-Prudential Joint Venture
5% of JV
Expertise
$
Land
% of Revenues
% of Revenues
Expertise & Management
Trust*
Homes
Collection
Clients

- *Geo will present a complete housing project to the Investment Committee (IC) of the JV.*
- *The project will include the fixed percentage of revenues to be shared at the time of collection of the homes.*
- *If the risk-return meets the JV's requirements, the IC will approve the purchase of the land and the JV will create and fund an individual trust that will be managed by Geo.*
- *The revenue sharing is legally set at this time and Geo makes a 10% "Deposit of Seriousness".*
- *Every time the individual trust collects a home, it will deliver the agreed fixed percentage of revenues to the JV and the remainder to Geo.*

Geo Will Continue to Buy Land Whenever a Specific Project Does Not Comply With the JV Requirements

** Independent Individual Trust*

On Track to ... Geo – Prudential Land JV


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Land Purchase Strategy and Business Rationale


3rd Circle
2nd Circle
1st Circle
Main target areas for the JV
Areas where all the housing companies are currently buying land

- *The main business of the JV is to buy large extensions of land at very competitive prices and then sell them to Geo's Clients at a price equivalent to a fixed percentage of the homes selling price that Geo will build on those plots.*
- *The JV's main source of income and returns will come from the revenue sharing.*
- *The JV will profit as well from the sale of the commercial and industrial areas within the property.*
- *Other real estate businesses such as Land Development for small and medium size homebuilders are also contemplated.*

Use of Land

75-100 % of the land to be developed by Geo	Commercial & Industrial areas
	Other RE Businesses

The JV Should Achieve Above Average Returns While Geo Accelerates Cash Flow, Net Debt Reduction & Growth

On Track to ... Geo – Prudential Land JV


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Financial and Operational Implications for Geo

1. *Acceleration of Free Cash Flow generation and net debt reduction plans, as a consequence of lower direct investment in land and a better working capital cycle, and or...*
2. *Increase in the sustainable growth rate while keeping Geo in positive Free Cash Flow territory.*
3. *Higher Margins at all levels of its Income Statement due to lower capitalized interest expenses, better production planning.*
4. *Higher Return on Equity, Return of Investment Capital and Economic Value Added.*
5. *The highest accessibility to land reserves in Mexico, while achieving at the same time the best ratio in the industry of Land Bank to Sales.*
6. *The opportunity to develop housing communities without facing barriers caused by the level of indebtness or internal cash flow generation.*
7. *The possibility to match the industry pace and better plan the long term growth of Geo, having unparallel access to our most important raw material.*

In February 2004, the JV's Investment Committee approved the purchase of two more parcels for US $30 million



On Track to ... Clear Corporate Governance


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CORPORATE GOVERNANCE



Geo has the most respected Management Team in the Housing Industry

GEO's OWNERSHIP STRUCTURE

International Investors 48%

Mexico 20%



68% FREE FLOAT

- ✓ *35% of the Board Members are External Directors*
- ✓ *No family relationships among Members of the Board and Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *"Tag-Along Rights" for all its Shareholders*

One Series of Shares – One Share, One Vote

On Track to ... Growth, Value and Momentum


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- *The stock just recently surpassed its maximum high of 1998 but now Geo is a more solid company, both operationally and financially*

	1998	2004E
P/E	19.2x	12.8x
P/BV	2.6x	2.1x
EV/EBITDA	8.7x	5.4x
Geographical Coverage (cities)	23	33
Middle Income Sales %	0%	10% - 12%
Free Cash Flow	-$1,154	$500 - $600
Debt in USD (% total Debt)	29.60%	4% - 8%
Net Debt	$2,022	$700 - $800
Total Debt	$2,390	$1,900 - $2,000
Inventory Turnover (days)	283	150 - 155
Accounts Receivable to Sales	67.30%	45% - 47%
Net margin	7.80%	8.40%
Operating margin	16.30%	16.50%
EBITDA margin	22.70%	22.80%
EBITDA	$915	$1,550 - $1,750
Gross Margin	28.20%	26.50%
Revenues	$4,030	$7,400 - $7,600
Sales (units)	20,428	32,500

80
70
60
50
40
30
20
10
0
98
99
00
01
02
03
04

Geo's Stock Has Just Recovered Its Value Lost in the Past Years but With a Much Lower Valuation Level

Figures in million pesos as of 2004 22 *Please consider disclaimer on last page* March, 2004

On Track to ... Growth, Value and Momentum


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Value and Growth in an Industry with superior earnings visibility

Stock Performance Geo, Ara, IPyC 2004

Prices as of March 09, 2004

Stock	Performance
GEO	34.8%
ARA	23.2%
IPC	14.9%

FV / EBITDA

Intl Homebuilders	IPC Mar	ARA Mar	SARE Mar	GEO Mar	GEO 04E	GEO 05E
6.4	7.8	9.4	6.8	7.2	5.4	4.4

P / BV

Intl Homebuilders	IPC Mar	ARA Mar	SARE Mar	GEO Mar	GEO 04E	GEO 05E
2.1	2.2	2.4	1.7	2.2	1.9	1.6

P / E

Intl Homebuilders	IPC Mar	ARA Mar	SARE Mar	GEO Mar	GEO 04E	GEO 05E
12.5	24.0	15.8	12.3	14.0	12.0	10.2

YTD Average Daily Trading Volume is Higher than US $2,500,000

** Intl Homebuilders Sample – Santander Investment*

CONTACT INFORMATION

On Track to ... Communications Turnaround


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JORGE PÉREZ

Investor Relations Officer

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: jperezr@casasgeo.com

RICARDO MAISELSON / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

DOMESTIC RETAIL INVESTORS HOTLINE: 01 800 00 GEORI

This presentation contains forward-looking statements regarding the Company's results and prospects, especially when used the capital E for Estimates. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com





‘Reasons to Believe and Get Our Premium Back’

Eight Annual Latin American Conference
Santander Central Hispano
January 21-23, 2004
Cancún, México


CasasGEO
30 AÑOS
CONSTRUYENDO
REALIDADES

AMERI


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SUMMARY

Reasons to Believe and Get Our Premium Back


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- *The Mexican Housing Industry offers a unique visibility and above-average growth due to the Housing initiatives supported by the current Administration.*
- *Geo is the Leading Company in the Industry having the highest Market Share, largest Geographical Coverage, the "Top of Mind" brand and the Best Product testified by the National Housing Awards.*
- *Geo is showing double digit growth under a more stable and profitable basis, achieving Positive Free Cash Flow for the fourth consecutive year and historical best in its Working Capital Management.*
- *Geo has continuously decreased its Net Indebtness level for the past four years while making most of its Debt to be Peso denominated.*
- *Geo is the company with more units sold in the Middle Income Segment, resulting in higher average prices and Margin expansion, together with a stable seasonality and predictable quarterly results.*
- *The JV for Land Acquisition with Prudential demonstrates Geo's commitment to generating stronger Free Cash Flow, reducing net debt, and establishing a more solid platform for sustainable growth.*
- *Senior Management is working to recover Geo's Premium Valuation by sustaining the financial and operating turnaround and transforming Geo into the most Market-oriented and Investor-Friendly Company in Latin America, as evidenced by several Corporate Governance international recognitions.*

Reasons to Believe... Insuperable Demand





- *The annual housing deficit will become an annual surplus by 2006*


Housing Deficit in Mexico
900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Reasons to Believe... Superior Industry Visibility


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Collective effort to reach the goal of 750,000 mortgages in 2006

Housing Institutes (Thousands of Credits) CAGR 2000 - 2006 = 13.5%


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
352
318
420
489
E562
E665
E750

	2000	2001	2002	E2003	E2004	E2005	E2006
Others	35,000	42,000	53,000	42,000	63,000	80,000	90,000
SOFOLES-Banks	4,500	5,500	10,000	23,000	42,000	75,000	90,000
FOVISSSTE	15,000	18,000	42,000	68,000	68,000	70,000	70,000
SFH - FOVI	47,000	47,500	40,000	55,000	65,000	90,000	100,000
INFONAVIT	250,110	205,000	275,000	301,000	325,000	350,000	400,000

Housing Institutes Goals for 2004

- INFONAVIT: E 325,000 Mortgages (increase of 8% from 301,000 in 2003).
- SHF-FOVI: E 65,000 Mortgages (increase of 18% from 55,000 in 2003).
- FOVISSSTE: E 68,000 Mortgages (virtually no change from 2003).
- BANKS: E 42,000 Mortgages (increase of 83% from 23,000 in 2003).

In 2004 the Industry is Projected to Grow 15% compared to 2003

Reasons to Believe... New Opportunities to Grow


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Our typical market gives us a solid base to diversify our products

Estimated Yearly Demand by Segment	Expected Mortgage Availability 2004	Expected Coverage of Demand In 2004	Segment
			Residential Above US $175,000
100,000	75,000	75%	Middle Income Between US $33,000 and US $175,000
400,000	350,000	88%	Typical Geo's Market Affordable Entry Level Between US $18,000 and US $33,000
250,000	137,000	55%	Lower Affordable Up to US $18,000
750,000	562,000	75%	

INFONAVIT
US$82,000
US$12,500
FOVISSSTE
$44,000
US$8,400
SHF
US$155,000
US$14,000
Bank / Sofoles
US$380,000
US$30,000

The Residential, Middle and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

Source: Company's Estimates and CONAFOVI

* Prices in US Dollars

Reasons to Believe... a Renovated Business Model


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Keys for Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = JV with Prudential Accelerate Cash Flow, Access to Land*
2 *Working Capital Financing*	*Securitization & Bridge Loans = Alternative Source of Resources ; Diversification*
3 *Production Efficiency and Collection Capacity*	*"The Three Pipes" = Sales, Production, Collection; Just-in-Time*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" & "Geo In" = Expertise and Creation of Employee Loyalty, ESOP*
5 *Brand Image & Quality*	*"Building..." = Geo's Marketing Campaign; Brand Recall & Awareness*

Business Model :
Consistent Double-Digit EBITDA Growth and Positive Free Cash Flow Generation, Improving the Debt and Capital Structure

Reasons to Believe... Consistent Results Over Time




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The Consolidation Period prepared us to better face the promising future

EBITDA & Operating Free Cash Flow

Free Cash Flow
EBITDA
1,500
1,000
500
0
-500
-1,000
-1,500
1995 1996 1997 1998 1999 2000 2001 2002 2003 E 2004 E
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Inventory Turnover as Days of COGS

274 224 291 277 249 187 164 148 140-150 120-130
1995 1996 1997 1998 1999 2000 2001 2002 2003 E 2004 E
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Net Debt

$1,945 $1,940 $1,853 $1,742 $1,312 $1,100 - $1,200 $700 - $800
1998 1999 2000 2001 2002 2003 E 2004 E
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Accounts Receivable to Sales

67.5% 64.4% 63.3% 67.3% 50.5% 50.4% 50.3% 47.6% 47 - 49% 45 - 47%
1995 1996 1997 1998 1999 2000 2001 2002 2003 E 2004 E
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Financial Turnaround... plus Operating Turnaround



In million of Pesos as of December 31, 2002

 Please consider disclaimer on last page

Reasons to Believe... Operating Turnaround


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Growth. Profitability. Efficiency. Earnings Visibility

Homes Sold

GEO 00	GEO 01	GEO 02	GEO E 03	GEO E 04	SADASI 03E	URBI 03E	ARA 03E
26,577	25,115	27,112	30,000	32,500	16,000	18,000	16,300

Gross Margin

2000	2001	2002	2003E	2004E
25.6%	26.0%	26.2%	26.2% - 26.8%	26.8% - 27.3%

EBITDA Margin

2000	2001	2002	2003E	2004E
20.3%	20.7%	21.5%	21.5% - 22.0%	22.0% - 22.5%

Operating Margin

2000	2001	2002	2003E	2004E
14.0%	14.1%	15.5%	16.0% - 16.5%	16.5% - 17.0%

Steady Growth in Revenues and EBITDA with Margin Expansion



Reasons to Believe... Financial Turnaround


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FINANCIALS

A better working capital management has produced a strong level of FCF

Free Cash Flow

1998	1999	2000	2001	2002	2003E	2004E
-$1,110.4	-$57.2	$261.1	$110.1	$509.3	$300.0 - $400.0	$500.0 - $600.0

Accounts Receivable to Sales

1998	1999	2000	2001	2002	2003E	2004E
67.3%	50.5%	50.4%	50.3%	47.6%	47% - 49%	45% - 47%

Inventory Turnover (days)

1998	1999	2000	2001	2002	2003E	2004E
277	249	187	164	148	140-150	120-130

Accounts Receivable + Inventory Turnover (days)

1998	1999	2000	2001	2002	2003E	2004E
449	364	315	304	283	270-280	250-260

Free Cash Flow Generation and Working Capital Cycle at Historical Bests

In million of Pesos as of December 31, 2002 9 *Please consider disclaimer on last page* January, 2004



Reasons to Believe... Financial Turnaround





The risk profile has improved consistently over the past five years

Net Debt

1998	1999	2000	2001	2002	2003E	2004E
1,945	1,941	1,853	1,743	1,312	1,100 - 1200	700 - 800

Interest Coverage

1998	1999	2000	2001	2002	2003E	2004E
2.2	1.9	1.7	2.0	2.3	2.5 - 2.8	2.8 - 3.3

Net Debt to Equity

1998	1999	2000	2001	2002	2003E	2004E
39.4%	38.0%	37.5%	34.5%	26.1%	20% - 25%	15% - 20%

Dollar Denominated Debt

1998	1999	2000	2001	2002	2003E	2004E
29.6%	34.1%	25.3%	10.8%	4.0%	4% - 8%	4% - 8%

Strong Commitment to Reach a Net Cash Position in the Long Term

In million of Pesos as of December 31, 2002 10 *Please consider disclaimer on last page* January, 2004

Reasons to Believe... a Unique Positioning


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We are the only truly nation-wide housing company in Mexico

- *All Operating Expenses to become Nation-Wide are already reflected in our numbers*
- *Our growth will come from our current operations thus optimizing Capex and SG&A*



- *We cover 19 states and the 33 most dynamic cities in Mexico*

GEO is present where :

- *75% of the INFONAVIT credits are granted*
- *80% of the GDP is produced*
- *74% of the marriages take place*
- *76% of all Mexicans are living*

We Have No Intentions or Need to Open Any New Subsidiary, Neither National nor International



Source: INEGI

Reasons to Believe... Sustainability of Results






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- *GEO is expected to grow on a more profitable and sustainable basis*

GOALS 2003

Steady Growth

Jan-Sep 15.8%



1 — 10-12% Growth in EBITDA

Efficient Production

3 — Accounts Receivable to Sales of 47% to 49%

Jan-Sep 45.9%






Strong Financial Structure

Jan-Sep 33.4%

2 — Debt to Equity Ratio of 37% to 39%

Cash Generation

4 — Positive Operating Free Cash Flow of P$300 to P$400 million

Jan-Sep $-141.9 million






Growth with Margin Expansion and a Healthier Financial Structure for Third Consecutive Year

Reasons to Believe... Solid and Predictable Results


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Third Quarter 2003 & Accumulated 2003 Results

	3Q2002	3Q2003	3Q03 vs 3Q02	Jan-Sep 2002	Jan-Sep 2003	J-S03 vs J-S02
Homes Sold	6,885	***7,540***	+9.5%	17,705	***19,387***	+9.5%
Revenues	$1,469.2	***$1,635.8***	+11.3%	$3,876,5	***$4,323.7***	+11.5%
Gross Profit	$379.7	***$438.1***	+15.4%	$998.0	***$1,147.9***	+15.0%
Gross Margin	25.8%	***26.8%***	+1.0	25.7%	***26.5%***	+0.7
Operating Profit	$226.4	***$274.0***	+21.0%	$568.6	***$685.8***	+20.6%
Operating Margin	15.4%	***16.8%***	+1.4	14.7%	***15.9%***	+1.2
EBITDA	$318.8	***$362.2***	+13.6%	$825.0	***$955.0***	+15.8%
EBITDA Margin	21.7%	***22.1%***	+0.4	21.3%	***22.1%***	+0.8
Net Profit	$113.2	***$132.8***	+17.3%	$264.2	***$311.6***	+17.9%
Net Margin	7.7%	***8.1%***	+0.4	6.8%	***7.2%***	+0.5

We Have Posted Consistent Results For Eight Consecutive Quarters

In millions of Pesos as of September 30, 2003

Reasons to Believe... Solid and Predictable Results


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Year-over-year financial indicators as of September 2003

WORKING CAPITAL INDICATORS	*Sep-02*	*Sep-03*	*Change* Amount	%
Cash and Equivalents	$538.3	***$614.3***	$76.0	14.1%
Accounts Receivable	$3,120.7	***$2,759.8***	-$360.8	-11.6%
Accounts Receivable to Sales	57.8%	***45.9%***	-	(-11.9) pp
Inventories	$1,459.7	***$1,987.6***	$527.8	36.2%
Inventory Turnover	133 days	***165 days***	32 days	24.0%
Accounts Receivable + Inventory Turnover	309 days	***288 days***	-21 days	-6.8%

DEBT AND OTHER INDICATORS	*Sep-02*	*Sep-03*	*Change* Amount	%
Total Debt	$2,503.7	***$2,129.2***	-$374.5	-14.9%
Net Debt	$1,965.5	***$1,512.6***	-$452.9	-23.0%
Net Debt to Capitalization Ratio	42.4%	***33.4%***	-	(-9.0) pp
Net Debt to Capitalization Ratio without def. tax	35.4%	***26.5%***	-	(-8.9) pp
Interest Coverage	2.4	***2.7***	0.3	12.5%
Free Cash Flow (in million pesos)	-$143.4	***-$141.9***	$1.5	1.0%
ROE	14.2%	***15.9%***	-	1.7 pp

Important Decrease in the Accounts Receivable to Sales Ratio and Reduction in Net Debt

In millions of Pesos as of September 30, 2003

** Before Deferred Taxes*

Reasons to Believe... Geo – Prudential Land JV


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Land investment joint venture between [Geo] and Prudential Financial

On August 2003, Geo and Prudential Real Estate Investors created a Joint Venture with the main goal of purchasing Land for housing exclusively for Geo, and other real estate businesses.

Prudential Real Estate Investors is the global real estate investment company of Prudential Financial. They manage US $22 billion in gross total assets on behalf of 440 institutional clients.

During its first phase, the venture will seek to invest US $100 million and has already initiated operations with the purchase of two parcels of land for US $33 million.

In this first venture, Geo will have a minority stake of 5%, while Prudential and its investors will participate with the rest.

The partnership operates in Mexican Pesos with an investment horizon of seven years and the possibility of increasing it up to nine years.

Additional phases of US $100 million could be launched using the same framework, once 75% of the total resources have been already invested, coinciding with Geo's expected growth.

We Have Teamed Two Institutions, Leaders in Its Respective Fields, Geo and Prudential Real Estate Investors

Reasons to Believe... Geo – Prudential Land JV




Basic assumptions to consider about Geo-Prudential JV

1. *There is not going to be a wealth transfer from our shareholders to the Joint Venture with Prudential, nor are margins going to fall as a result of this deal.*
2. *Geo has not committed to any kind of minimum return nor has it extended any guarantees. This is not an off balance sheet structure, the JV is assuming the execution risk of Geo's projects.*
3. *Geo will keep all of its expertise related to land purchasing activities and will always make the decision about which parcels of land will be acquired by the Land Venture.*
4. *This is a truly win-win structure. Prudential should achieve above average returns, while Geo accelerates free cash flow, net debt reduction, growth and profitability.*
5. *Geo will remain totally focused on its core business, which is to build better homes and produce them faster to better match the level of demand in Mexico.*
6. *Geo and Prudential have signed an Exclusivity Agreement.*

Our Joint Venture With Prudential Is Further Proof of Our Commitment to Generating Value for Our Shareholders

Reasons to Believe... Geo – Prudential Land JV



Operational Structure of the Land Acquisition Joint Venture


Prudential Financial
& its Investors
95% of JV
$
5% of JV
Expertise
$
Geo-Prudential
Joint Venture
% of Revenues
Expertise & Management
Land
% of Revenues
Trust*
Homes
Collection
Clients

- ***Geo will present a complete housing project to the Investment Committee (IC) of the JV.***
- ***The project will include the fixed percentage of revenues to be shared at the time of collection of the homes.***
- ***If the risk-return meets the JV's requirements, the IC will approve the purchase of the land and the JV will create and fund an individual trust that will be managed by Geo.***
- ***The revenue sharing is legally set at this time and Geo makes a 10% "Deposit of Seriousness".***
- ***Every time the individual trust collects a home, it will deliver the agreed fixed percentage of revenues to the JV and the remainder to Geo.***

Geo Will Continue to Buy Land Whenever a Specific Project Does Not Comply With the JV Requirements

** Independent Individual Trust*

Reasons to Believe... Geo – Prudential Land JV





Land Purchase Strategy and Business Rationale


3rd Circle
2nd Circle
1st Circle
Main target areas for the JV
Areas where all the housing companies are currently buying land

Use of Land

75-100 % of the land to be developed by Geo	Commercial & Industrial areas
	Other RE Businesses

- *The main business of the JV is to buy large extensions of land at very competitive prices and then sell them to Geo's Clients at a price equivalent to a fixed percentage of the homes selling price that Geo will build on those plots.*
- *The JV's main source of income and returns will come from the revenue sharing.*
- *The JV will profit as well from the sale of the commercial and industrial areas within the property.*
- *Other real estate businesses such as Land Development for small and medium size homebuilders are also contemplated.*

The JV Should Achieve Above Average Returns While Geo Accelerates Cash Flow, Net Debt Reduction & Growth

GEO-PRUDENTIAL JOINT VENTURE

Reasons to Believe... Geo – Prudential Land JV


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Financial and Operational Implications for Geo

1. *Acceleration of Free Cash Flow generation and net debt reduction plans, as a consequence of lower direct investment in land and a better working capital cycle, and or...*
2. *Increase in the sustainable growth rate while keeping Geo in positive Free Cash Flow territory.*
3. *Higher Margins at all levels of its Income Statement due to lower capitalized interest expenses, better production planning.*
4. *Higher Return on Equity, Return of Investment Capital and Economic Value Added.*
5. *The highest accessibility to land reserves in Mexico, while achieving at the same time the best ratio in the industry of Land Bank to Sales.*
6. *The opportunity to develop housing communities without facing barriers caused by the level of indebtness or internal cash flow generation.*
7. *The possibility to match the industry pace and better plan the long term growth of Geo, having unparallel access to our most important raw material.*

We Will Announce the Impact of the JV in our Official 2004 Goals at our 3Q2003 Conference Call

Reasons to Believe... Sustainability of Results




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- *Geo is expected to continue growing with profitability and Free Cash Flow generation*

GOALS 2004

Steady Growth		*Efficient Production*
1	*14-16% Growth in Revenues & EBITDA*	*Accounts Receivable to Sales of 45% to 47%*	**3**
2	*Net Debt Level of P$700 to P$800 million*	*Positive Operating Free Cash Flow of P$500 to P$600 million*	**4**
Strong Financial Structure		*Cash Generation*

Growth with Margin Expansion and a Healthier Financial Structure for Fourth Consecutive Year

Reasons to Believe... Sustainability of Results



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The continuation of a sustainable and profitable growth period in 2004

- *Gross Margin between 26.8% to 27.3% & Operating Margin between 16.5% to 17.0%.*
- *E 3,500 homes sold in the Middle Income housing segment.*
- *E 19,200 homes sold in the Affordable Entry Level.*
- *E 9,700 homes sold in the Lower Affordable housing segment.*
- *Expected Sales mix of 60% Infonavit, 30% SHF and Fovissste, 10% Middle and Residential housing segments.*
- *Same Quarterly Revenues Seasonality as 2001, 2002 and 2003.*
- *Continuation of the Land Joint Venture with Prudential Real State Investors*
- *Increase and continuity of Marketing to support the stock price and liquidity.*

Growth with Margin Expansion with a Healthier Financial Structure for Fourth Consecutive Year

Reasons to Believe... Further Diversification


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Geo is best positioned to achieve sustainable growth in the future



Middle Income

Segment	Mix E2004
Residential &Middle Income Between US $400,000 & US $33,000	11%
Affordable Entry Level Between US $18,000 & US $33,000	59%
Lower Affordable < US $18,000	30%



Residential



Lower Affordable



Housing Segments	2000	2001	2002	E2003	J-S 03
Middle Income	2%	5%	7%	9%	9.1%
Typical Geo's Market Affordable	95%	82%	64%	61%	66.5%
Lower Affordable	3%	13%	29%	30%	24.5%

Affordable Entry Level

Geo Has Successfully Entered into the Middle and Residential Housing Segments



Reasons to Believe... Clear Corporate Governance


TOP 15
WEB SITES RI





Geo has the most respected Management Team in the Housing Industry

GEO's OWNERSHIP STRUCTURE


USA
21%
GEO's Group
of Control
33%
Europe
14%
Others
7%
Mexico
25%

67% FREE FLOAT



- *30% of the Board Members are External Directors*
- *No family relationships among Members of the Board and Executive Officers or Corporate Directors*
- *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- *More than 30% of Geo's employees are Shareholders*
- *"Tag-Along Rights" for all its Shareholders*

One Series of Shares – One Share, One Vote

Reasons to Believe... Communications Turnaround


TOP 15
WEB SITES





Geo Increases the Visibility of Management Through Regular and Consistent Investor Meetings


Sell - Side Recommendations
100%
80%
60%
40%
20%
0%
20%
47%
33%
33%
67%
90%
10%
6%
81%
6%
88%
12%
2000
15 Analysts
2001
18 Analysts
2002
17 Analysts
2003
16 Analysts
2004
17 Analysts
Sell / Mk Under performer
Buy / Mk Out Performer
Hold / Mk Performer
Strong Buy
Management Accountability
250
200
150
100
50
0
12
10
8
6
4
2
0
6
8
9
9
10
76
108
134
207
230
2000
2001
2002
2003
E2004
One-on-One's
Conferences

* Three major brokerage houses in the process of reinitiating coverage

Average Target Price of the Sell-Side is P$73 Pesos per Share

FACTS TO GET OUR PREMIUM BACK

Reasons to Believe... Growth, Value and Momentum


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WEB SITES RI


- *The stock just reached its maximum high of 1998 but now Geo is a more solid company, both operationally and financially*

$70
$60
$50
$40
$30
$20
$10
1998
1999
2000
2001
2002
2003

	1998	2004 E
Sales (units)	20,428	33,000
Revenues	$4,152	$7,400 - $7,600
Gross Margin	28.2%	26.8% - 27.3%
EBITDA	$942	$1,550 - $1,700
EBITDA Margin	22.7%	22.0% - 22.5%
Operating Margin	16.3%	16.5% - 17.0%
Net Margin	7.8%	8.5% - 9.0%
Accounts Receivable to Sales	67.30%	45.0% - 47.0%
Inventory Turnover (days)	277	120 - 130
Total Debt	$2,462	$1,500 - $1,700
Net Debt	$2,084	$700 - $800
Debt in USD (% total debt)	29.60%	4.0% - 8.0%
Free Cash Flow	(1,189)	$500 - $600
Middle Income Sales %	0%	10% - 12%
Geographical Coverage (cities)	23	33
FV/EBITDA	8.7x	4.1x
P/BV	2.6x	1.6x
P/E	19.2x	9.5x

Geo's Stock Has Just Recovered Its Value Lost in the Past Years but With a Much Lower Valuation Level

Figures in million pesos as of 2004 25 Please consider disclaimer on last page January, 2004



FACTS TO GET OUR PREMIUM BACK

Reasons to Believe... Growth, Value and Momentum


TOP 5
WEB SITES de RI



Value and Growth in an Industry with superior earnings visibility

Stock Performance Geo, Ara, IPyC 2003

Prices as of December 31, 2003

Series	Performance
GEO	200.0%
ARA	80.1%
IPyC	43.1%

Y-axis: 0%, 20%, 60%, 100%, 140%, 180%, 220%
X-axis: Jan-03, Feb-03, Mar-03, Apr-03, May-03, Jun-03, Jul-03, Aug-03, Sep-03, Oct-03, Nov-03

FV / EBITDA

Int Homebuilders	IPC Mex	ARA 03E	SARE 03E	GEO 03	GEO 04E	GEO 05E
6.4	7.2	8.0	5.9	5.7	4.1	3.1

P / BV

Int Homebuilders	IPC Mex	ARA 03E	SARE 03E	GEO 03	GEO 04E	GEO 05E
2.0	2.0	2.2	2.4	2.1	1.6	1.2

P / E

Int Homebuilders	IPC Mex	ARA 03E	GEO 03	GEO 04E	GEO 05E
11.4	23.0	13.9	12.9	9.5	8.0

YTD Average Daily Trading Volume is Higher than US $1,000,000

** Intl Homebuilders Sample – Santander Investment*

Prices & Valuation as of January 19, 2004

CONTACT INFORMATION

Reasons to Believe... Communications Turnaround


TOP 15
WEB SITES RI


IVÁN VELA

Director of Finance & Capital Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: ivela@casasgeo.com

JORGE PÉREZ / RICARDO MAISELSON / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

LOCAL RETAIL INVESTORS HOTLINE: 01 800 00 GEORI

This presentation contains forward-looking statements regarding the Company's results and prospects, especially when used the capital E for Estimates. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com


Casas GEO



CORPORACIÓN GEO, S.A. DE C.V.

Margaritas, 433, Colonia Ex. Hacienda Guadalupe Chimalistac, C. P. 01050, México, D. F.

Las Acciones Serie "B" de Corporación Geo se Encuentran Inscritas en el Registro Nacional de Valores, Cuentan con Derecho a Voto y Cotizan en la Bolsa Mexicana de Valores desde 1994.

El Programa de ADR's Nivel 1 de Corporación Geo se Encuentra Aprobado por la Securities and Exchange Comission

GEOB

Los Valores de la Empresa Están Inscritos en el Registro Nacional de Valores y son Objeto de Cotizar en la Bolsa

La Inscripción en el Registro Nacional de Valores no Implica Certificación Sobre la Bondad del Valor o la Solvencia del Emisor.

Empresa Emisora	Tipo de Valor Inscrito	Calificación	Vencimiento de la Línea	Monto[1]
Corporación Geo	Certificado Bursátil de Corto Plazo	mxA-2	Diciembre 4, 2004	280
Corporación Geo	Pagaré a Mediano Plazo	mxA	Enero 27, 2005	300
Corporación Geo	Pagaré a Mediano Plazo	mxA	Marzo 28, 2006	135
Corporación Geo	Pagaré a Mediano Plazo	mxA	Abril 26, 2006	65
Corporación Geo	Pagaré a Mediano Plazo	mxA	Octubre 30, 2006	200
Corporación Geo	Certificado Bursátil de Largo Plazo	mxA	Marzo 7, 2008	300

(1) En millones de pesos.

"Reporte anual que se presenta de acuerdo con las disposiciones de carácter general aplicables a las Emisoras de valores y a otros participantes del mercado por el año terminado al 31 de Diciembre de 2004"

INDICE

a) Glosario de Términos y Definiciones

Para los efectos del presente Reporte, los términos utilizados con mayúscula inicial, tendrán el significado que se les atribuye a continuación, mismos que serán aplicables tanto al singular como al plural de los términos definidos.

ADR's	Significa Recibo Depositario Americano (por sus siglas en inglés American Depository Receipt), forma similar a un certificado de valores registrado a nombre de su poseedor y que representa cierto número de acciones en una corporación extranjera.
BMV	Significa, la Bolsa Mexicana de Valores, S.A. de C.V.
Calificadora	Significa, la sociedad o empresa calificadora que cuente con autorización de la CNBV, designada por Geo.
Certificados	Significan, los Certificados Bursátiles.
CNBV	Significa, la Comisión Nacional Bancaria y de Valores.
Compañía	Significa, Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.
Corporación Geo	Significa, Corporación Geo, S.A. de C.V.
CPO's	Significa, Certificados de Participación Ordinarios.
Deloitte	Significa, Galaz, Yamazaki, Ruíz Urquiza, S.C., representante en México de Deloitte Touche Tohmatsu International.
DGA	Significa, Director General Adjunto.
Emisor	Significa, Corporación Geo.
Estados Financieros	Significa, los estados financieros dictaminados consolidados de Corporación Geo por los años terminados el 31 de diciembre de 2004 y 2003.
EUA	Significa, los Estados Unidos de América.
Eurobono	Significa un bono en dólares a largo plazo emitido en el extranjero.
Fovissste	Significa Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado
Fitch	Significa, Fitch México, S.A. de C.V.
Gastos de Emisión	Significa, de manera enunciativa, más no limitativa: (i) los derechos de inscripción de los Certificados en el RNV de la CNBV; (ii) las cuotas de inscripción de los Certificados en la BMV; (iii) las cuotas de administración y custodia de los títulos de los Certificados por su depósito en Indeval; (iv) los honorarios del Intermediario Colocador; (v) los gastos de publicaciones; y (vi) cualquier otro costo y gasto que se requiera para llevar a cabo la emisión de los Certificados.
Gobierno	Significa, el Gobierno Federal de México.
Geo	Significa, Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.
Indeval	Significa, la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
Infonavit	Significa, el Instituto del Fondo Nacional para la Vivienda de los Trabajadores.
ISR	Significa, impuesto sobre la renta.
México	Significa, los Estados Unidos Mexicanos.

Nafin	Significa, Nacional Financiera, S.N.C., Institución de Banca de Desarrollo.
Outsourcing o Outsourcing de Terrenos	Significa, en ambos casos, alianzas con propietarios de terrenos o inversionistas quienes ofrecen sus terrenos para el desarrollo de proyectos de Corporación Geo.
PCGA	Significa, los Principios de Contabilidad Generalmente Aceptados.
Programa	Significa, el Programa de Certificados Bursátiles a que se refiere el presente documento.
Reporte	Significa, el presente Reporte.
PTU	Significa, participación de los trabajadores en las utilidades.
PREI	Prudential Real Estate Investors
Prudential	Prudential Real Estate Investors
Representante Común	Significa, la institución que actuará como Representante Común de los Tenedores.
RNV	Significa, el Registro Nacional de Valores a cargo de la CNBV.
SEC	Securities and Exchange Comission.
SHF	Significa, la Sociedad Hipotecaria Federal (antes Fovi)
SHCP	Significa, la Secretaría de Hacienda y Crédito Público.
Sofol	Significa, Sociedad Financiera de Objeto Limitado.
Standard & Poor's	Significa, Standard & Poor's, S.A. de C.V.
Tenedor	Significa, cualquier y toda persona que en cualquier momento sea propietaria o titular de uno o más Certificados.
Udi	Significa, Unidad de Inversión.

Presentación de la Información Financiera y Económica

En este prospecto, las referencias hechas a "$", se refieren a la moneda nacional (pesos) y las referencias hechas a "US$", se refieren a dólares de los Estados Unidos de América. A menos que el contexto requiera lo contrario, la información financiera y económica contenida en el presente prospecto, ha sido expresada en pesos mexicanos de poder adquisitivo al 31 de diciembre del 2004. Algunas cifras y los porcentajes contenidos en este prospecto, se han redondeado para facilitar la presentación.

b) ***Resumen Ejecutivo***

El resumen siguiente se encuentra elaborado conforme, y está sujeto, a la información detallada y a los Estados Financieros contenidos en este Reporte. A menos que el contexto requiera lo contrario, cuando se utilice en este Reporte el término "Corporación Geo" se referirá a Corporación Geo, S.A. de C.V. y los términos "Geo" o "Compañía" se referirán indistintamente a Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.

La Compañía

Geo es una empresa promotora de conjuntos habitacionales totalmente integrada que participa en todos los aspectos de promoción, diseño, construcción y comercialización de proyectos de vivienda de interés social bajo, interés social típico y vivienda media y residencial en México. La administración de Geo considera que es el desarrollador de viviendas de interés social más grande de Latinoamérica en términos de viviendas vendidas según información pública y estadística de los diversos organismos de vivienda en Latinoamérica, al operar en 33 ciudades de 19 estados de la República Mexicana . Geo inició sus operaciones en 1973 y a la fecha ha construido más de 230,000 viviendas. Los proyectos de Geo varían en cuanto al número de viviendas desde 400 hasta 10,000 unidades, las cuales generalmente constan de dos pisos, en forma de casa o departamento de dos recámaras, dentro de un plan maestro para conjuntos habitacionales que generalmente incluyen instalaciones educativas, de esparcimiento y comerciales.

Geo utiliza técnicas de diseño y construcción innovadoras, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a bajos precios. El precio de venta promedio de las viviendas entregadas por Geo al 31 de diciembre de 2004 fue de aproximadamente $268,907.

Desde el inicio de sus operaciones, Geo se ha posicionado como promotor de viviendas de interés social, realizando operaciones con el Instituto del Fondo Nacional para la Vivienda de los Trabajadores ("Infonavit"). Durante el período comprendido entre 1973 y 1992, año en el cual el Infonavit reformó su ley orgánica, Geo promovía proyectos para el desarrollo de viviendas y obtenía contratos de diseño y construcción, principalmente. Por consiguiente, la mayor parte de las operaciones de Geo en ese período se abocaban a estas actividades como contratista del Infonavit y al desempeño de servicios adicionales, como la ubicación de terrenos adecuados y la construcción de infraestructura para proyectos de vivienda. En 1992, como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector privado. Como resultado de esas reformas, Geo se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza el más alto volumen de créditos hipotecarios financiados por dicho Instituto.

Asimismo, Geo ha experimentado un fuerte crecimiento en el acceso a los créditos hipotecarios financiados por la Sociedad Hipotecaria Federal ("SHF"). Durante 2004, Infonavit, la SHF y Fovissste proporcionaron el 57%, 11% y 11%, respectivamente, del total de créditos hipotecarios para viviendas de interés social en México. Al 31 de diciembre del 2004, aproximadamente el 71% de las viviendas vendidas en México por Geo fueron adquiridas por compradores con créditos hipotecarios del Infonavit, mientras que el restante 29% provino de financiamientos otorgados por la SHF y por Fovissste.

Geo ha registrado un importante crecimiento en los últimos diez años. Sus ingresos anuales totales pasaron de $2,339.8 millones en 1994, a $7,855.6 millones en 2004, dando como resultado un crecimiento anual compuesto del 12.9% en términos reales. Dicho crecimiento se debe principalmente al desarrollo de tecnologías de diseño y construcción para grandes volúmenes de viviendas, instrumentados por Geo. Adicionalmente, Geo aprovechó la reforma del Infonavit, los aspectos demográficos del país, las políticas favorables de vivienda por parte del gobierno y la capitalización de Geo mediante ofertas públicas de capital para sustentar dicho crecimiento.

El mercado de vivienda de interés social en México se ha caracterizado por una significativa y limitada disponibilidad de financiamiento hipotecario para los trabajadores de bajos ingresos. El escaso financiamiento hipotecario, aunado a un crecimiento histórico poblacional muy rápido, ha traído como consecuencia un marcado déficit de vivienda de interés social, el cual se intensifica por el alto índice de

crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y a la formación de nuevas familias.

La administración de Geo considera que ésta se ha convertido en la empresa desarrolladora de vivienda más grande de México, debido principalmente a:

(i) su diversificación en todos los segmentos de la industria;
(ii) la utilización de técnicas innovadoras de diseño, construcción, tecnología y comercialización;
(iii) su compromiso a la investigación y desarrollo;
(iv) su énfasis en la eficiencia de costos y calidad en la construcción;
(v) su expansión geográfica;
(vi) su equipo de directivos con amplia experiencia y especialización; y
(vii) su compromiso con el desarrollo de sus trabajadores.

Los factores anteriores han contribuido al crecimiento de Geo, así como a su habilidad para expandir sus operaciones geográficamente.

Liderazgo en cada segmento del Mercado de Vivienda.

Desde 1973, la Compañía se había enfocado fuertemente en construir vivienda de interés social de alta calidad. Geo continuará su dedicación en dicho segmento. El déficit actual de vivienda en conjunto con la marcada mejoría de disponibilidad de hipotecas puede representar oportunidades significativas de crecimiento. El Presidente Fox ha anunciado la meta de incrementar la disponibilidad de viviendas en México, partiendo de una base de 330,000 unidades anuales en el 2000, a 750,000 viviendas anuales para el año 2006. Recientemente, la mejora en la situación económica y en la disponibilidad de hipotecas en México ha permitido a la Compañía extender sus ventas en el segmento de Vivienda Media mismo que cuenta con la mayor demanda y resulta más rentable, en donde Geo se ha convertido en el líder del mercado. De igual forma la Compañía ha extendido sus actividades en el segmento de Vivienda Económica, el cuál también ha mostrado gran apoyo por parte de las Instituciones Financieras, principalmente el Infonavit.

Geo cuenta con una Administración Dedicada y con Experiencia

La Administración de la Compañía está conformada por altos ejecutivos con experiencia en arquitectura, ingeniería, construcción, marketing, leyes, desarrollo de banca y bienes raíces, muchos de los cuales han sido reconocidos tanto nacional como internacionalmente como líderes en la Industria de la Vivienda. La Compañía también es reconocida por atraer, capacitar y retener a un equipo de expertos profesionales en el ámbito de la vivienda, además de que promueve el desarrollo de programas y la continua capacitación interna. En este sentido con fin de reforzar esta estrategia, la Compañía creó el Instituto Geo con objeto de capacitar a todos sus empleados en la operaciones de la Compañía, tal es el caso del Diplomado Directivo y Gerencial que en conjunto con el Instituto Tecnológico de Estudios Superiores de Monterrey ITESM, se imparte a nivel nacional utilizando tecnología de punta.

Compromiso con la Investigación, Desarrollo y Tecnología.

La Compañía se encuentra convencida de que el compromiso con la investigación, desarrollo y tecnología es una de sus más importantes ventajas competitivas. Este compromiso le permite a la Compañía incrementar su volumen de producción, reducir sus costos de construcción y mantener la rentabilidad, a la vez de entregar a los clientes una casa con la más alta calidad y un alto atractivo estético.

Los factores anteriores han contribuido al crecimiento de Geo, así como a su habilidad para expandir sus operaciones geográficamente.

Información Financiera

Los ingresos al 31 de diciembre de 2004 ascendieron a $7,855.6 millones, lo que representó un incremento del 17.7% contra los $6,672.3 millones registrados al 31 de diciembre de 2003.

La utilidad bruta se incrementó un 19.0% al finalizar en $2,127.7 millones al 31 de diciembre de 2004, derivado principalmente del incremento en los ingresos y de un mayor margen bruto. Por otra parte el margen bruto se incrementó a 27.1% comparado contra el 26.8% de 2003.

Los Gastos de Administración al 31 de diciembre del 2004 mostraron un aumento de 14.8% en comparación con el mismo período del año anterior. La incidencia a ventas de los Gastos de Administración al 31 de diciembre del 2004 bajó a niveles del 10.0%, moviéndose desde 10.3% en el 2003.

El costo integral de financiamiento disminuyó al pasar de $218.1 millones en 2003 a $196.8 en el 2004, lo que representa una disminución de 9.8%.

La Utilidad Neta generada por la empresa al 31 de diciembre del 2004 presentó un aumento de 47.8% en comparación al mismo período en el 2003, pasando de $543.0 millones de pesos a $802.8 millones.

Comportamiento de la Acción en el Mercado de Valores
Ver inciso b) del Capítulo V "Mercado Accionario"

c) Factores de Riesgo

Los inversionistas potenciales deben considerar cuidadosamente toda la información contenida en el presente Reporte y, en particular, lo siguiente:

Factores Relacionados con la Industria de Vivienda de Interés Social en México

Dependencia en el Desempeño de Infonavit, Fovissste y SHF. El mercado de vivienda de interés social en México ha estado, y sigue estando, caracterizado por un déficit importante de financiamiento hipotecario. La limitada disponibilidad de financiamiento ha restringido la construcción de vivienda y ha contribuido al actual déficit de vivienda de interés social. Las viviendas mexicanas de interés social generalmente se caracterizan por ser viviendas adquiridas por compradores con ingresos mensuales que oscilan entre 2 y 15 salarios mínimos mensuales, con precios de venta que oscilan entre 50,000 y 156,750 udis.

Prácticamente todo el financiamiento para la vivienda de interés social en México ha sido otorgado por el Infonavit y por fondos para la vivienda promovidos por el Gobierno, como la SHF y el Fovissste. Grupo Geo depende de la disponibilidad del financiamiento hipotecario que otorgan los proveedores de créditos hipotecarios para efectuar todas sus ventas, por lo que las operaciones de Grupo Geo se ven influenciadas por cambios en las políticas para el otorgamiento de crédito y procedimientos administrativos del Infonavit, la SHF, el Fovissste , el sector bancario y las políticas de vivienda del Gobierno. Aunque Infonavit, Fovissste y SHF han desempeñado un papel importante en la formulación e instrumentación de la política gubernamental para la vivienda, no puede asegurarse que el Gobierno no limitará la disponibilidad del financiamiento hipotecario que otorgan tales organismos ni instituirá cambios, como modificaciones a los métodos para otorgar los créditos hipotecarios, lo que originaría un efecto importante en las operaciones de Grupo Geo.

Reglamentación. La industria de la construcción de vivienda de interés social en México está sujeta a extensas reglamentaciones por parte de diversas autoridades federales, estatales y municipales que afectan la adquisición de terrenos y las actividades de desarrollo y construcción. Grupo Geo requiere autorizaciones de varias autoridades para efectuar sus actividades de construcción. Los cambios de gobierno, o en las leyes y/o reglamentos aplicables, pueden retrasar las operaciones de Grupo Geo. Las operaciones de Grupo Geo también están sujetas a las regulaciones y leyes ambientales federales, estatales y municipales, mismas que se han vuelto más estrictas últimamente.

Factores Ecológicos. Las infracciones a las Leyes Ambientales Federales y Locales están sujetas a diversas sanciones que, dependiendo de la gravedad de la infracción, pueden consistir en (i) multas; (ii) arresto administrativo; (iii) clausura temporal o definitiva, total o parcial; (iv) suspensión o revocación de concesiones, licencias, permisos o autorizaciones.

Adicionalmente, en los casos previstos en el Código Penal Federal y los Códigos Penales Estatales, puede incurrirse en la comisión de delitos ambientales y en la aplicación de las sanciones respectivas.

Aún cuando Corporación Geo selecciona cuidadosamente las reservas territoriales en las que desarrollará sus proyectos; no hay certeza absoluta de que un terreno adquirido por la compañía no será declarado en un futuro por las autoridades respectivas, reserva ecológica o restringirá su utilización por las modificaciones que posteriormente pudieren hacerse a la legislación mencionada en el párrafo anterior.

Competencia. El sector de la vivienda en México está sumamente fragmentado y en la actualidad existe un gran número de empresas que prestan servicios de construcción de conjuntos habitacionales. Debido a la escasez de financiamiento hipotecario y préstamos para la construcción de vivienda, muy pocas compañías han podido alcanzar un tamaño considerable y desarrollar economías de escala significativas.

Durante 2004 se ofertaron aproximadamente 575,000 viviendas entre un estimado de 2,000 constructores y promotores, de los cuales se considera que aproximadamente 950 están registrados o afiliados a algún organismo de constructores o promotores inmobiliarios, siendo el diferencial pequeños constructores que anualmente construyen de 1 a 50 viviendas. Sin embargo no se puede predecir en qué medida seguirán manteniéndose estas cifras en el futuro. La actividad del desarrollo inmobiliario implica por lo general un alto uso de capital de trabajo, por lo que las empresas que no están capitalizadas y/o no tienen fácil acceso al crédito son muy vulnerables a los cambios económicos que pueda sufrir el país. Adicionalmente la mayoría de los desarrolladores o constructores operan solo a nivel local, es decir que difícilmente tienen operaciones en más de dos localidades.

Hay muy pocas constructoras o promotoras extranjeras operando en México y ninguna de ellas tiene una participación importante en el mercado de vivienda de interés social. De conformidad con la Ley de Inversiones Extranjeras, las compañías constructoras internacionales pueden establecer subsidiarias dedicadas a la construcción de vivienda en México sin necesidades de aprobación previa, aunque se podría requerir autorización de la Comisión Federal de Competencia Económica en los términos de la Ley Federal de Competencia Económica y su reglamento.

Restricción de Créditos por Factores Macroeconómicos Adversos. Comenzando en diciembre de 1994 y continuando durante el año de 1995, México experimentó una crisis económica caracterizada por alta inflación, inestabilidad del tipo de cambio, altas tasas de interés, contracción de la demanda interna por productos y servicios, disminución en el poder adquisitivo de los consumidores, reducida disponibilidad de crédito, alto desempleo y disminución en la confianza de los inversionistas extranjeros en México.

Esta situación ocasionó una contracción en el Producto Interno Bruto, que había crecido a una tasa anual del 3.5% durante 1994, cayendo a –6.9% en 1995. Como resultado de la devaluación del peso y la crisis económica, la inflación se incrementó en 1995 a 51.9%, en comparación con 7.1% en 1994 y la Tasa de Interés Interbancario Promedio ("TIIP") fluctuó entre 34.4% y 109.7% durante 1995, en comparación con los niveles registrados en 1994 de entre 10.0% y 39.7%. Lo anterior provocó, entre otras cosas, una disminución tanto en la demanda como en la oferta de créditos hipotecarios, aunque en una menor escala en el sector de vivienda de interés social.

La crisis experimentada y las políticas gubernamentales aplicadas han tenido efectos adversos en la economía mexicana que, a su vez, ha afectado al sector de la vivienda en México en general, aunque en una menor escala a la vivienda de interés social. De conformidad con lo anterior, el número de créditos hipotecarios financiados por el Infonavit decreció de 113,000 en 1994, a 95,000 en 1995, mientras que los créditos hipotecarios financiados por la SHF aumentaron de 42,721 a 44,000, durante el mismo período. Sin embargo, no puede asegurarse que el desempeño mostrado por el Infonavit y/o la SHF durante dicho período sería similar en caso que ocurriera una nueva crisis económica en México. En caso que volviera a presentarse una situación similar a aquélla provocada por la devaluación de 1994, el sector de la vivienda en México en lo general y el otorgamiento de créditos podría verse adversamente afectado.

Factores Relacionados con Geo

Disponibilidad de Fondos. Como resultado de su crecimiento, Grupo Geo ha experimentado y estima continuar experimentando incrementos substanciales en sus requerimientos de liquidez, dedicados principalmente a financiar los trabajos de desarrollo y construcción mientras se recibe el pago de los Clientes al momento de entregar su vivienda. A la fecha, el financiamiento para estos trabajos de desarrollo y construcción se ha obtenido de los mercados nacionales e internacionales.

Aunque Grupo Geo no comienza la construcción de desarrollos hasta que se ha confirmado la disponibilidad del financiamiento hipotecario, sí realiza la compra de terrenos y las actividades necesarias para obtener los permisos y licencias, así como ciertas actividades de desarrollo de infraestructura anteriores a recibir la confirmación de la disponibilidad de financiamiento hipotecario. Grupo Geo no recibe los recursos provenientes de las ventas de vivienda sino hasta que dichas viviendas se terminan y entregan a los Clientes. Como resultado de lo anterior, Grupo Geo requiere financiar sus actividades de desarrollo y construcción a través de fuentes externas y capital de trabajo. Sin embargo, no se puede predecir en qué medida seguirán manteniéndose estas condiciones en el futuro.

Estacionalidad. Las operaciones de la Compañía generalmente presentan cierta estacionalidad durante el año. Esta estacionalidad fue inicialmente el resultado de los ciclos operativo y de préstamo de varias instituciones que proporcionan financiamiento hipotecario al sector, aunque en los últimos años dicha estacionalidad ha sido menos marcada.

La mayoría de los desarrollos y construcciones comienzan hacia la primera mitad del año. Típicamente, el período de construcción de desarrollos inmobiliarios construidos por la Compañía se termina durante el último trimestre del año. La comercialización y las ventas se intensifican significativamente después del primer trimestre del año. En consecuencia, la Compañía ha experimentado y se estima continuará experimentando variaciones significativas en los resultados de sus operaciones de un trimestre a otro.

Contingencias Fiscales y Laborales. Generalmente, la operación de las subsidiarias generan pérdidas fiscales acumuladas en forma recurrente debido a que las leyes mexicanas permiten que deduzcan de los ingresos acumulables la totalidad de las adquisiciones de los inventarios específicamente la tierra. Si el capital de trabajo de las subsidiarias disminuyera a niveles que no permitieran mantener el desarrollo de vivienda y la adquisición de inventarios correspondiente, al menos al mismo nivel de años anteriores, las pérdidas fiscales acumuladas se generarían a niveles más bajos que en el pasado, lo que daría por resultado, una vez amortizadas las pérdidas fiscales acumuladas de años anteriores, una mayor base para el pago de impuestos.

Por su parte, en años anteriores, las subsidiarias no han experimentado retrasos significativos en los proyectos construidos debido a contingencias o problemas laborales. Sin embargo, no se puede predecir en qué medida seguirán manteniéndose estas condiciones en el futuro.

Materiales y Proveedores. Para mantener un costo competitivo en sus viviendas, las Subsidiarias ejercen un control estricto sobre los costos de los materiales de construcción y la mano de obra. Las Subsidiarias celebran contratos de abastecimiento por proyecto y mantienen acuerdos al mayoreo con grandes proveedores de materiales. Las Subsidiarias procuran contratar a proveedores cercanos a las obras o distribuidores locales para abastecerse de los materiales básicos que utilizan en la construcción de unidades habitacionales, incluidos cemento, grava, piedra, arena, concreto hidráulico premezclado, acero de refuerzo, bloques, ventanas, puertas e instalaciones, accesorios de plomería y electricidad. Variaciones en los precios de los materiales empleados por las Subsidiarias en la construcción de nuevos desarrollos de vivienda pueden afectar sensiblemente sus resultados de operación.

La política de abastecimiento de las Subsidiarias consiste en requerir cotizaciones de diferentes proveedores antes de celebrar un contrato de suministro con alguno de ellos. En ocasiones, las Subsidiarias han llevado a cabo subastas electrónicas entre diversos proveedores para surtir pedidos de mayor tamaño. Prácticamente todos los materiales que utilizan se fabrican en México. Las Subsidiarias tienen negociaciones anuales por grandes volúmenes de materiales que les permite ganar economías de escala al contratar productos y servicios. Las Subsidiarias consideran que su relación con los proveedores es buena y su inventario de materiales se limita a lo necesario para llevar a cabo la edificación de sus viviendas. Por

lo general, las Subsidiarias utilizan mano de obra de la región donde edifica sus conjuntos habitacionales, además de contar con personal experimentado y debidamente capacitado que desempeña funciones de *administración y supervisión. Para controlar el impacto de la mano de obra en sus costos totales, las* Subsidiarias prefieren contratar mano de obra conforme al trabajo realizado y no por hora-hombre.

En años anteriores, las Subsidiarias no han experimentado retrasos significativos en los proyectos construidos debido a escasez de materiales o problemas laborales. Sin embargo, no se puede predecir en que medida seguirán manteniéndose estas condiciones en el futuro.

Desastres Naturales. Las subsidiarias emplean tecnología de construcción avanzada y apropiada para las zonas geográficas en las cuales opera. Si bien en el pasado los resultados no se han visto afectados por este tipo de desastres, el inversionista deberá considerar a los desastres naturales como un factor de riesgo sobre el ciclo operativo de las subsidiarias, así como de sus resultado financieros.

Dependencia de Ejecutivos Clave. El desempeño operativo de las subsidiarias depende en gran medida de los esfuerzos, habilidades y experiencia de sus funcionarios y consejeros. La pérdida de los servicios de estas personas podría tener un efecto adverso sobre las actividades y resultados de las subsidiarias debido a su conocimiento y presencia en la industria.

Estructura de Controladora. Corporación Geo es una controladora pura que no tiene activos importantes distintos de las acciones de sus subsidiarias, de las cuales tiene propiedad mayoritaria. La capacidad de Geo para cumplir con sus obligaciones financieras y para dar servicio a su deuda depende principalmente de que reciba fondos suficientes de sus subsidiarias. Además, de conformidad con la legislación mexicana, las subsidiarias sólo pueden pagar dividendos a Corporación Geo sobre las utilidades que estén incluidas en estados financieros aprobados por los accionistas después de compensar cualquier pérdida previamente existente, destinar fondos correspondientes a la reserva legal y una vez que los accionistas han aprobado el pago de dividendos.

Disponibilidad de Fondos. Como resultado de su crecimiento, Grupo Geo ha experimentado y estima continuar experimentando incrementos substanciales en sus requerimientos de liquidez, dedicados principalmente a financiar los trabajos de desarrollo y construcción mientras se recibe el pago de los Clientes al momento de entregar su vivienda. A la fecha, el financiamiento para estos trabajos de desarrollo y construcción se ha obtenido de los mercados nacionales e internacionales.

Aunque Grupo Geo no comienza la construcción de desarrollos hasta que se ha confirmado la disponibilidad del financiamiento hipotecario, sí realiza las actividades necesarias para obtener los permisos y licencias, así como ciertas actividades de desarrollo de infraestructura anteriores a recibir la confirmación de la disponibilidad de financiamiento hipotecario. Grupo Geo no recibe los recursos provenientes de las ventas de vivienda sino hasta que dichas viviendas se terminan y entregan a los Clientes. Como resultado de lo anterior, Grupo Geo requiere financiar sus actividades de desarrollo y construcción a través de fuentes externas y capital de trabajo.

Pasivos en Dólares. El peso ha sufrido devaluaciones significativas en el pasado y podría registrar fluctuaciones adversas en el futuro. El peso se devaluó un 71.1% al pasar de $3.11 el 31 de diciembre de 1993, a $5.32 el 31 de diciembre de 1994. Del 1° de enero de 1995 al 30 de septiembre de 1995, registró una devaluación adicional del 27.7%, y el tipo de cambio se situó en $6.39 por dólar, fluctuando entre $5.00 y $7.60 por dólar. Al 31 de diciembre de 2004, el tipo de cambio se situó en $11.1495 por dólar.

Geo contaba con una deuda denominada en dólares equivalentes al 3.3% del total de su deuda, al 31 de diciembre de 2004. En el futuro, la Compañía puede contratar pasivos adicionales denominados en divisas distintas al peso. Los incrementos en el tipo de cambio del peso con respecto al dólar implican que el costo del servicio de los pasivos denominados en dólares aumente y que se registre una pérdida cambiaria. Actualmente, la Compañía no contrata coberturas cambiarias para cubrir sus operaciones ante el riesgo por fluctuaciones cambiarias, pero lo podría hacer en el futuro y, en caso de que lo hiciere, no se tiene seguridad alguna de que las operaciones de cobertura protegerán a la Compañía totalmente de las fluctuaciones cambiarias.

Otros Factores

Información sobre Estimaciones. El presente informe pudiera contener información sobre ciertas estimaciones. Toda información distinta a la información histórica que se incluye en el mismo, refleja las perspectivas de la Compañía en relación con acontecimientos futuros y puede contener información sobre resultados financieros, situaciones económicas, tendencias y hechos inciertos. La Compañía advierte al inversionista potencial que los resultados reales pueden ser substancialmente distintos a los esperados y que no deberán basarse de forma indebida en información sobre estimaciones. Las expresiones "cree", "espera", "considera", "estima", "prevé", "planea" y otras expresiones similares, identifican dichas estimaciones en el presente Reporte.

Fuentes de Información Externa y Declaración de Expertos

Alguna información contenida en *"Información del Mercado y Ventajas Competitivas: La Industria de Vivienda de Interés Social en México"*, se basa principalmente en fuentes disponibles al público, incluyendo publicaciones y textos de la Secretaría de Desarrollo Social ("Sedesol") y otras dependencias gubernamentales. La información de esta sección se considera veraz, sin embargo, Geo no la ha sometido a una verificación independiente. No obstante lo anterior, la Compañía considera que la información se ha reproducido fielmente en este Reporte.

Independientemente de lo mencionado en el párrafo anterior, el resto de la información contenida en este Reporte ha sido proporcionada y verificada por distintos funcionarios de la Compañía, quienes la han recopilado de fuentes internas consideradas fidedignas, o es información que es de su conocimiento por la experiencia de trabajo en el sector de la vivienda de interés social en México y en el extranjero.

Los estados financieros al 31 de diciembre de 2004 y 2003 han sido dictaminados por DELOITTE.

d) Otros Valores Inscritos en el RNV

Las acciones serie "B" de Corporación Geo se encuentran inscritas en el RNV y cotizan en la BMV desde 1994, bajo la clave de cotización "GEO", y cuenta con un programa de ADR's nivel I Over the Counter en los Estados Unidos. Corporación Geo ha entregado en forma continua y periódica los reportes trimestrales y anuales correspondientes a la CNBV y a la BMV y la SEC, así como los reportes sobre hechos relevantes (Durante los tres últimos años).

Asimismo, Corporación Geo realizó en 1997 una emisión de un eurobono (*Global Medium Term Note*) por un monto de US $50 millones el cual se encontraba inscrito en la Sección Especial del RNV de la CNBV, dicho eurobono fue liquidado en su totalidad en el mes de mayo de 2002.

Adicionalmente, al 31 de diciembre de 2004 Geo mantiene inscritos en el RNV los valores que se mencionan en la tabla siguiente:

Empresa Emisora	Tipo de Valor Inscrito	Calificación	Vencimiento de la Línea	Monto[2]
Corporación Geo	Certificado Bursátil de Corto Plazo	mxA-2	Diciembre 4, 2004[3]	280
Corporación Geo	Pagaré a Mediano Plazo	mxA	Enero 27, 2005	300
Corporación Geo	Pagaré a Mediano Plazo	mxA	Marzo 28, 2006	135
Corporación Geo	Pagaré a Mediano Plazo	mxA	Abril 26, 2006	65
Corporación Geo	Pagaré a Mediano Plazo	mxA	Octubre 30, 2006	200
Corporación Geo	Certificado Bursátil de Largo Plazo	mxA	Marzo 7, 2008	300

(2) En millones de pesos.
(3) Este Certificado Bursátil fue renovado en Enero del 2005 y vence en Enero del 2006.

El 14 de abril de 2000, el 7 de diciembre de 2000 y el 21 de diciembre de 2001, a través de Nacional Financiera, S.N.C., en su carácter de titular de derechos de crédito fideicomitidos a cargo de subsidiarias de Geo, se efectuaron tres emisiones de Certificados de Participación Ordinaria ("CPO's") amortizables, con importe de $133 millones, $167 millones y $100 millones, respectivamente. Los derechos de crédito se derivan de contratos de compraventa de Casas Geo, celebrados por las subsidiarias de Geo. Los CPO's correspondientes a la primera y segunda emisión fueron liquidados en el mes de enero de 2002 y enero de 2004 respectivamente. Los CPO's emitidos en diciembre de 2001 vencen el 4 de agosto de 2005, no obstante, estos certificados fueron liquidados en Enero del 2005.y devengan intereses a una tasa variable que se determina sobre bases preestablecidas, la cual se modifica cada período de 189 días.

El 31 de marzo del 2004, Corporación Geo a través de Nacional Financiera, S.N.C., en su carácter de titular de derechos de crédito fideicomitidos a cargo de subsidiarias de Geo, efectuó una emisión de Certificados Bursátiles ("CB's") amortizables, con importe de $172 millones con una vigencia de 6 años con objeto de financiar parte del proceso constructivo de la Empresa.

Con base en el mismo programa el 10 de marzo del 2005, Corporación Geo colocó una segunda disposición por $281 millones a un plazo de 6 años que vencen en marzo del 2011. Esta emisión cuenta con una calificación "AAA" por parte de Fitch y de mxAAA por parte de Standard and Poor's.

Con relación al programa de ADR's nivel I Over the Counter en los Estados Unidos, Corporación Geo envía a la SEC de manera anual la misma información contenida en los reportes trimestrales y anuales que se hacen llegar de manera periódica y continua a la CNBV y a la BMV, así como las presentaciones corporativas de la Empresa y todos los eventos relevantes del año. Toda esta información se considera de carácter público por lo que también se incluye en la página Web de Corporación Geo: www.casasgeo.com.

Con respecto a las emisiones de Pagarés, Certificados Bursátiles y CPO's; Corporación Geo envía de manera trimestral a la CNBV y a la BMV los reportes correspondientes a dichos valores en los formatos establecidos por la CNBV (SIFIC), mismos que contienen la información de cada período de manera trimestral comparando la información del trimestre actual contra el mismo trimestre del año anterior.

En este sentido, también se informa que se ha entregado de forma completa y oportuna en los últimos 4 ejercicios los reportes que la legislación mexicana requiere sobre eventos relevantes e información periódica y que de igual forma y debido al tiempo de existencia del programa de ADR's nivel I Over the Counter en los Estados Unidos se ha entregado en forma completa y oportuna en los últimos 3 ejercicios los reportes que la legislación extranjera requiere sobre eventos relevantes e información periódica.

e) Cambios Significativos a los Derechos de Valores Inscritos en el RNV

No aplica, pues no se han modificado los derechos de ninguna clase de valor que la compañía tiene inscrita en el RNV.

f) Destino de los Fondos

El destino de los fondos de las emisiones de Pagarés y Certificados Bursátiles que Corporación Geo tiene al 31 de diciembre del 2004 son los siguientes:

Empresa Emisora	Tipo de Valor Inscrito	Destino de Fondos	Vencimiento De la Línea	Saldo al 31-Dic de 2004[1]
Corporación Geo	Pagaré a Mediano Plazo	Capital de Trabajo Largo Plazo	Enero 27, 2005	300
Corporación Geo	Pagaré a Mediano Plazo	Capital de Trabajo Largo Plazo	Marzo 28, 2006	135
Corporación Geo	Pagaré a Mediano Plazo	Capital de Trabajo Largo Plazo	Abril 26, 2006	65

Corporación Geo	Pagaré a Mediano Plazo	Capital de Trabajo Largo Plazo	Octubre 30, 2006	200
Corporación Geo	Certificado Bursátil de Largo Plazo	Refinanciamiento de Deuda	Marzo 7, 2008	300
Nacional Financiera	Certificado Bursátil	Construcción	Agosto 4, 2005 (2)	100
Nacional Financiera	Certificado Bursátil	Construcción	Marzo 31, 2010	172
Nacional Financiera	Certificado Bursátil	Construcción	Marzo 3, 2011	281

(1) En millones de pesos.
(2) Este Certificado Bursátil fue renovado en Enero del 2005 y vence en Enero del 2006.

g) Documentos de Carácter Público

Los documentos presentados por Corporación Geo como parte de la solicitud a la CNBV y a la BMV con motivo del Reporte Anual, podrán ser consultados en el centro de información de la BMV, así como en el Website de Geo en el apartado de Relación con Inversionistas. Asimismo, a solicitud por escrito de los Inversionistas, Corporación Geo otorgará copias de dichos documentos, debiendo dirigirse con el Ing. Jorge Pérez Rivero, Director Relación con Inversionistas, de Corporación Geo, ubicado en Margaritas 433; Colonia Ex-Hacienda de Guadalupe Chimalistac; 01050 México, D.F.; al siguiente teléfono, fax o dirección de correo electrónico: (5) 480-5071, (5) 554-6064 y jperezr@casasgeo.com. De igual manera existen documentos de carácter público tales como comunicados de prensa, informes trimestrales, conferencias telefónicas, informes anuales, presentaciones de la Compañía, información bursátil, financiera y eventos corporativos entre otra información, que se pueden consultar en la página Web de Geo: www.casasgeo.com misma que en el 2004 obtuvo múltiples reconocimientos a nivel Nacional e Internacional y que cuenta con un promedio de 3,000 visitas diarias.

II. LA COMPAÑIA

a) Historia y Desarrollo de la Emisora

Denominación Social

La Compañía se denomina Corporación Geo, S.A. de C.V. y su nombre comercial es “Geo”.

Fecha de Constitución y Duración de la Compañía

La Compañía fue constituida mediante escritura pública número 42,299 del 13 de marzo de 1981, ante la fe del notario público número 60 de la Ciudad de México, Distrito Federal, Lic. Francisco de P. Morales Díaz, e inscrita en el Registro Público de Comercio, en el Folio Mercantil número 00035704, de fecha 12 de mayo de 1981.

La duración de la Compañía es de 99 años, contados a partir de la fecha de su constitución.

Oficinas Principales

El domicilio social de la Compañía es la ciudad de México, Distrito Federal y sus oficinas principales se encuentran ubicadas en Margaritas 433, Colonia Ex-Hacienda de Guadalupe Chimalistac, 01050 México, D.F. Su teléfono es: (5) 480-5000 y el número de fax es: (5) 554-6064. Así mismo, su dirección de internet www.casasgeo.com.

Evolución

Geo inició sus operaciones en 1973 con el desarrollo, construcción y promoción de oficinas, así como de edificaciones industriales y residenciales, enfocándose posteriormente al diseño y construcción de vivienda popular como contratista para el Infonavit, desempeñando también servicios adicionales para este Instituto tales como, la localización de terrenos urbanizables, obtención de permisos y licencias necesarias, el diseño y la construcción de obras de infraestructura para sus proyectos de vivienda. Igualmente se realizaron obras de vivienda residencial, media e interés social para la SHF (antes Fovi).

En 1981 se constituyó Grupo Argos, S.A. de C.V., como empresa controladora. En 1987 cambió su denominación social a Corporación Orvi, S.A. de C.V. y, finalmente el 9 de enero de 1990, se cambió su denominación social al nombre actual de Corporación Geo.

En 1992 como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector empresarial. Como resultado de esas reformas, Geo se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza más alto volumen de créditos hipotecarios financiados por dicho Instituto.

En 1994, Geo realizó una oferta pública inicial de acciones en la BMV con lo cual se convirtió en la primer empresa del sector de vivienda de interés social en realizar una emisión de este tipo. Durante 1995 y 1997 se realizaron dos ofertas privadas primarias y globales de acciones (ver Capítulo I, inciso d)*"Información General - Otros Valores Inscritos en el RNV"*).

El 19 de agosto de 2003 se firmó un convenio entre Prudential Investment Management, Inc. ("Prudential") y GEO, denominado "Residential Investment Program".

En términos generales, el objetivo del convenio es el de establecer un programa de inversión para el desarrollo de proyectos inmobiliarios que incluye, entre otros proyectos, la adquisición de terrenos, la construcción de casas habitación que pueden ser de interés social y de interés medio y residencial, y centros comerciales. La estructura definida para el programa comprende la constitución de un Fideicomiso bajo las leyes de Nueva York ("NY Trust") en donde participan principalmente Prudential e inversionistas institucionales, y GEO con una participación minoritaria. La fase 1 del programa contempla aportaciones por un total de 100 millones de dólares.

La primera fase, lanzada en 2004, fue incrementada de un monto inicial de $100 millones de dólares hasta un total de $175 millones de dólares, los cuales ya fueron 100% invertidos.

En Junio del 2005, Geo anuncio el lanzamiento de su segunda etapa de inversiones para la adquisición de terrenos con Prudential Real Estate Investors. La segunda fase tendrá un monto de $180 millones de dólares para invertir en su etapa inicial. El capital de esta segunda fase seguirá siendo invertido para asegurar terrenos estratégicos en México exclusivamente para Geo.

La participación de GEO en los órganos de gobierno del Fideicomiso Maestro le podrían permitir tener influencia significativa en los proyectos, pero no el control de los mismos.

Estrategia de Negocios

El objetivo de la Compañía consiste en proveer viviendas de tipo económico, interés social e interés medio y residencial de alta calidad al menor precio posible, al tiempo que aumenta su participación de mercado nacional y expansión hacia mercados internacionales así como, maximizar la rentabilidad de su capital invertido y la generación de flujo libre de efectivo. De acuerdo con lo anterior y para lograr sus objetivos, la Compañía ha desarrollado la siguiente estrategia de negocios:

- ***Enfoque al Mercado de la Vivienda de Interés Social.*** La Compañía ha atendido exclusivamente al mercado de la vivienda de interés social en México desde 1973 y pretende seguir concentrando sus operaciones en este segmento. La Compañía continuará especializándose en desarrollos de vivienda de interés social mediante la inversión continua en tecnología y desarrollo, sistemas informáticos y capacitación que le permitirá mantener su liderazgo como desarrolladora de vivienda de interés social en México. Geo estima que la demanda de vivienda en los próximos años será mayor en este segmento y que la disponibilidad de financiamiento hipotecario aumentará de manera importante. De igual manera Geo está diversificando sus productos al incursionar de manera importante en los segmentos de vivienda media y vivienda económica, mismos que en los años pasados Geo también ha demostrado su liderazgo en el mercado y en donde existe una demanda potencial muy importante.

- ***Inversión por parte de terceros (outsourcing).*** La estrategia de la Compañía consiste básicamente en la aportación de terrenos y/o urbanización por parte de dueños de terrenos o inversionistas. Esta estrategia se encuentra orientada a una disminución de la inversión en inventarios de terrenos y urbanización con el fin de liberar recursos y utilizarlos en otros procesos productivos, pagando éstos terrenos y/o urbanización hasta el momento en que se realiza la cobranza de las viviendas construidas en dichos terrenos.

- ***Uso Eficiente del Capital de Trabajo.*** Debido a que el negocio de promoción y construcción de vivienda tiene altos requerimientos de capital de trabajo, Geo considera que la administración eficiente del mismo es crucial para su operación eficiente. Durante 2000 y 2001, la administración de la Compañía centró sus esfuerzos en la consolidación de sus operaciones y en centrar el manejo financiero de la Compañía a una mayor generación de flujo libre de efectivo. Como un resultado de lo anterior, las cuentas por cobrar de la Compañía con relación a los ingresos pasaron de 67.1% en 1998 a 37.7% en 2004, lo cual significó una reducción aproximada en la cobranza de 3.6 meses de cartera. La administración procura reducir sus necesidades de capital de trabajo estableciendo niveles de producción acordes a la demanda de vivienda, minimizando el tiempo transcurrido entre la terminación de viviendas y la recuperación de los fondos provenientes de las instituciones de financiamiento hipotecario y mediante la planeación, construcción y venta de los conjuntos habitacionales por etapas, con el objeto de reinvertir los flujos generados por la cobranza de las viviendas correspondientes a las primeras etapas, en la construcción de etapas posteriores. Así mismo la Asociación con PREI ayudará a Geo a eficientar el uso del Capital de Trabajo de la Compañía debido a la liberación de capital requerido para la adquisición de tierra y acelerando la generación de flujo libre de efectivo.

- ***Administrar Eficientemente las Reservas Territoriales.*** La estrategia de reservas territoriales de Geo está diseñada para contar con la máxima flexibilidad, al usar en forma eficiente su capital de trabajo y lograr economías de escala mediante la producción continua de vivienda. Su política consiste en adquirir reservas territoriales, mediante la asociación con Prudential, compra directa o outsourcing, dependiendo de la evaluación que realice de las condiciones y oportunidades del mercado en un momento determinado. La Compañía estima que la propiedad directa de las reservas territoriales le ofrece flexibilidad operativa y control de costos, en tanto que el uso de outsourcing minimiza la cantidad de capital de trabajo invertido en terrenos. También procura adquirir terrenos ubicados en puntos estratégicos, a precios competitivos, y mantener reservas territoriales suficientes como para cubrir sus necesidades anticipadas de terrenos para los próximos 24 a 54 meses. Con la alianza de Geo y Prudential, la administración de la reserva territorial se considera más eficiente ya que se cuenta con adquisiciones importantes de tierra realizadas a precios muy competitivos haciendo uso del potencial de adquisición de tierra que una institución como PREI tiene.

- ***Crecimiento en la Participación de Mercado.*** La Compañía considera que gracias a su amplia experiencia en la construcción de viviendas, su acceso a diversas fuentes de financiamiento y su fuerza de mercadotecnia, le permiten estar bien posicionada para aprovechar el crecimiento continuo en el sector de la promoción de vivienda en México. Se estima que tales factores deben permitirle, además, mantener su participación de mercado en términos del número de viviendas construidas y en la cantidad de compromisos de financiamiento hipotecario proporcionados por la SHF (antes Fovi), Infonavit, Fovissste y otras instituciones del sector de vivienda de interés social. A diciembre de 2004 Geo contaba con una participación del 7.2% dentro del sector de Interés Social.

- ***Desarrollo de Proyectos con Financiamiento Hipotecario.*** Históricamente, Geo ha mantenido buenas relaciones con diversas instituciones de financiamiento hipotecario, incluyendo Fondos Gubernamentales, Instituciones de Crédito y Sofoles. Debido a los altos costos de créditos puente hipotecario y la limitada disponibilidad de financiamiento hipotecario para compradores de bajos ingresos, la estrategia de Geo es iniciar la construcción de sus desarrollos sólo después de que la Compañía reciba una carta compromiso de los proveedores de créditos hipotecarios, para hacer disponible el crédito a los compradores calificados.

- ***Diversificación de las Fuentes de Financiamiento.*** La estrategia de la Compañía en este sentido consiste en seguir diversificando sus fuentes de financiamiento con el fin de maximizar su base de clientes y asegurar un desarrollo financiero sano. La Compañía a través de algunas de sus subsidiarias ha realizado cinco bursatilizaciones de cuentas por cobrar en México, siendo el primer esquema de este tipo para una empresa desarrolladora de vivienda. La administración considera que este esquema permitirá contar con mejores costos de fondeo, otorgarle mayor flexibilidad financiera y mejorar su estructura financiera.

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- ***Enfatizar la Calidad y Diseño de sus Viviendas.*** Geo continúa empleando filosofías de planeación y diseño que enfaticen elevados estándares de construcción y calidad de vida para los compradores de sus viviendas. La administración de la Compañía considera que su habilidad para entregar viviendas de calidad superior a precios competitivos constituye una de sus ventajas competitivas más importantes. Dentro de los nuevos diseños utilizados por la Compañía se encuentran el de "Vivienda Progresiva" para viviendas con opciones de crecimiento enfocada al sector de menores ingresos de la población y el de casas habitación en condominio, así como vivienda de tipo medio.

Inversiones en acciones

En 2000, la Compañía participo con una tenencia del 9% de las acciones del Centro de Investigación y Documentación de la Casa, S.C., sociedad que tiene por objeto normar, verificar y certificar los materiales, productos, procesos, sistemas y otras actividades relacionadas con la industria de la construcción de vivienda de interés social, así como la emisión de normas mexicanas relacionadas con la calidad de materiales, productos y actividades, para la protección y orientación de los consumidores.

En 2001, la Compañía adquirió el 48% de las acciones de Ultima Comunicaciones, S.A. de C.V., empresa cuyo objeto consiste en el diseño, instalación, operación, compra, venta y arrendamiento de toda clase de redes de telecomunicaciones así como servicios de última milla y toda clase de servicios que puedan proveerse a través de dichas redes.

En 2001, la Compañía adquirió el 3% de las acciones de Destino Electrónico, S.A. de C.V., empresa de desarrollo e instalación de módulos de computación, acceso a internet y educación tecnológica.

Al 31 de Diciembre del 2004 la Compañía mantenía una participación del 8.80% sobre Hipotecaria su Casita S.A. de C.V.

Hecho posterior.- En febrero del 2005 la Compañía vendió el 15% de su participación en Hipotecaria Su Casita a Caixa de Madrid a un múltiplo de 2 veces su valor en libros. Se tiene una opción a dos años para vender un 10% adicional. Actualmente la participación que tiene Geo en Su Casita es de 7.6%.

b) Descripción del Negocio

i) Actividad Principal

Geo es una empresa promotora de conjuntos habitacionales totalmente integrada que participa en todos los aspectos de promoción, diseño, construcción y comercialización de proyectos de vivienda económica, de interés social, vivienda media y residencial en México. La administración de la Compañía considera que es el desarrollador de viviendas más grande de Latinoamérica según información pública y

estadística de entre los diversos organismos de vivienda ya que opera en 19 estados de México en 33 ciudades. Geo inició sus operaciones en 1973 y a la fecha ha construido más de 230,000 viviendas. Los proyectos de la Compañía varían en cuanto al número de viviendas desde 400 hasta 10,000 unidades, las cuales generalmente constan de dos pisos, en forma de casa o departamento de dos recámaras, dentro de un plan maestro para conjuntos habitacionales que generalmente incluyen instalaciones educativas, de esparcimiento y comerciales. Geo utiliza técnicas de diseño y construcción innovadoras, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a bajos precios. El precio de venta promedio de las viviendas entregadas por la Compañía durante 2004 fue de aproximadamente $268,907.

Desde el inicio de sus operaciones, la Compañía se ha posicionado como promotor de viviendas de interés social, realizando operaciones con el Infonavit. Durante el período comprendido entre 1973 y 1992, año en el cual el Infonavit reformó su ley orgánica, Geo promovía proyectos para el desarrollo de viviendas y obtenía contratos de diseño y construcción, principalmente. Por consiguiente, la mayor parte de las operaciones de Geo en ese período se abocaban a estas actividades como contratista del Infonavit y al desempeño de servicios adicionales, como la ubicación de terrenos adecuados y la construcción de infraestructura para proyectos de vivienda. En 1992, como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector privado. Como resultado de esas reformas, la Compañía se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza el más alto volumen de créditos hipotecarios financiados por dicho Instituto.

Asimismo, la Compañía ha experimentado un fuerte crecimiento en el acceso a los créditos hipotecarios financiados por la Sociedad Hipotecaria Federal ("SHF"). Durante 2004, Infonavit, la SHF (antes Fovi) y Fovissste proporcionaron el 57%, 11% y 11%, respectivamente, del total de créditos hipotecarios para viviendas de interés social en México. En el año 2004 aproximadamente el 71% de las viviendas vendidas en México por Geo fueron adquiridas por compradores con créditos hipotecarios del Infonavit, mientras que el restante 29% provino de financiamientos otorgados por la SHF (antes Fovi) y por Fovissste.

La Compañía ha registrado un importante crecimiento en los últimos diez años. Sus ingresos anuales totales pasaron de $2,339.8 millones en 1994, a $7,855.5 millones en 2004, dando como resultado un crecimiento anual compuesto del 12.9% en términos reales. Dicho crecimiento se debe principalmente al desarrollo de tecnologías de diseño y construcción para grandes volúmenes de viviendas, instrumentados por la Compañía. Adicionalmente, Geo aprovechó la reforma del Infonavit, los aspectos demográficos del país, las políticas favorables de vivienda por parte del gobierno y la capitalización de la Compañía mediante ofertas públicas de capital para sustentar dicho crecimiento.

Operaciones

Adquisición de Terrenos. La Compañía tiene como objetivo el mantener una suficiente disponibilidad de terrenos para satisfacer los requerimientos estimados de proyectos de por lo menos 18 meses.

La Compañía ha desarrollado procedimientos específicos para adquirir terrenos y constantemente lleva a cabo análisis de mercados para determinar la demanda regional de vivienda de interés social. Para proceder a la compra de terrenos, la Compañía realiza una exhaustiva evaluación que incluye la situación legal del terreno, en donde se analiza: (i) la factibilidad de agua, drenaje y luz; (ii) vialidades; (iii) impacto urbano y ambiental; (iv) certificado y constancia de no afectación agraria; (v) suministro de agua; (vi) uso de suelo; (vii) densidades; y (viii) libertad de gravámenes. Adicionalmente, el proceso para la adquisición de la reserva territorial incluye: (i) el estudio de mercado que revele las preferencias del producto; (ii) la elaboración del anteproyecto para marcar las directrices de densidad, prototipos a edificar, infraestructura y urbanización del proyecto; (iii) la corrida financiera respectiva para determinar la rentabilidad en la inversión del terreno; (iv) las condiciones de compraventa del terreno; y (v) la autorización del Comité Ejecutivo de Corporación Geo. Una vez autorizada la compra del terreno, Geo se encuentra obligada a presentar cada proyecto de adquisición de tierra al Comité de Inversión de Prudential Real State Investment, en donde se incluye, una carpeta con los análisis antes mencionados, un plan de trabajo y

desarrollo de cada proyecto que incluye un porcentaje fijo de ingresos que se compartirá con PREI al momento de cobrar cada vivienda; dicho Comité evalúa la viabilidad del proyecto y analiza los retornos esperados, en caso de cumplir con los requisitos que se solicitan, la Asociación Geo – Prudential creará y fondeará un fideicomiso individual que será manejado por Geo. En este momento se procede a la escrituración del mismo y al pago de impuestos, dando seguimiento a los trámites relativos al traslado de dominio y a la inscripción en el Registro Público de la Propiedad. En caso de que el proyecto de adquisición de tierra presentado al Comité de Inversión, no cumpla con los requisitos y retornos esperados, Geo podrá adquirir dicho terreno utilizando recursos propios.

Generalmente, Geo hipoteca los terrenos donde desarrollará sus proyectos para obtener los créditos puente para la construcción y desarrollo de cada proyecto. Los créditos se liquidan en el momento en que se escrituran las viviendas y, por tanto, se cancela la hipoteca o se substituye al acreedor.

Ejecución del Proyecto Ejecutivo. La Compañía realiza una evaluación general del proyecto y define el plan maestro de obra que incluye: (i) la validación en costos de los prototipos a edificar; (ii) la siembra del conjunto en el terreno; (iii) el equipamiento general; y (iv) la revisión detallada del costeo del proyecto. Adicionalmente se inicia la elaboración del proyecto ejecutivo, el cual contempla: (i) el diseño de prototipos a edificar bajo la normatividad estatal y federal correspondiente; (ii) el despiece de muros y componentes del prototipo para su costeo y optimización de los prototipos a edificar; (iii) los planos secuenciales que indican la secuencia de obra; (iv) la siembra del conjunto en el terreno; (v) los proyectos de ingeniería urbana para urbanización interna e infraestructura; y (vi) el equipamiento general (escuelas, locales comerciales, unidad médica y espacios exteriores).

Gestión de la Promoción. Incluye la gestión de la compra de terrenos, conforme a lo mencionado anteriormente, así como la obtención de las licencias y trámites necesarios para el inicio, proceso y terminación de obras; la obtención de compromisos de créditos hipotecarios; la obtención de los créditos puente para capital de trabajo y el análisis de corridas financieras y flujo de efectivo.

Diseño. La Compañía utiliza técnicas de diseño y construcción propias, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a precios competitivos, constituyendo una de sus ventajas competitivas más significativas frente a sus competidores. La Compañía cuenta con tres familias de prototipos de viviendas, adaptados a las necesidades y requerimientos de cada localidad.

El equipo de planta de arquitectos e ingenieros de la Compañía complementa su capacitación y experiencia en diseño y funcionalidad urbana con extensos estudios sobre cuestiones sociales, económicas y ecológicas e investigación de mercado, incluyendo la demanda regional y preferencias del cliente.

Actualmente, la Compañía basa el diseño de sus proyectos habitacionales en un sistema sobre el cual tiene reconocimiento nacional e internacional: "La Morada" y "La Morada II". "La Morada" es un sistema de construcción integral basado en principios de diseño y construcción modular, el cual permite a Geo maximizar básicamente, el número de casas en condominio de dos niveles dentro de un área determinada. "La Morada II", es un proyecto realizado conjuntamente con la Universidad de Harvard, que inició su aplicación en 1996, basado en el mismo concepto de "La Morada", pero que contempla la posibilidad de crecimiento futuro en sus áreas de construcción. "La Morada" y "La Morada II", están diseñadas para controlar la calendarización, los costos y la calidad de la construcción a lo largo de las diferentes etapas del desarrollo de un proyecto habitacional. Con "La Morada", las casas en condominio de por lo menos dos habitaciones, baño, sala, comedor y cocina se construyen en claustros de 50 a 70 unidades, cada claustro tiene un área verde y estacionamiento de uso común, además de tener control de vigilancia y una administración organizada de los condóminos. Geo ha determinado que este tipo de diseño promueve el mantenimiento y cuidado de las áreas de uso común, además de cumplir con las preferencias de los clientes relativas al desarrollo horizontal comparado con las estructuras verticales de edificios altos. Además, las viviendas individuales tienen la flexibilidad de adaptación interna para adecuarse a las necesidades de cualquier familia y de poder ser ampliada por el propietario. Con los sistemas de "La Morada" y "La Morada II", Geo puede lograr la misma densidad habitacional que con desarrollos en edificios altos tradicionales, con estándares superiores que ofrecen mejor calidad de vida y seguridad a sus habitantes.

La administración de la Compañía considera que sus sistemas globales de diseño y planeación, los cuales reducen de manera importante los costos, constituyen unas de las principales ventajas competitivas de Geo. La Compañía continuamente invierte en investigación y desarrollo de sistemas de diseño y planeación. Adicionalmente, la Compañía invierte recursos en programas de investigación y desarrollo, así como en sistemas de diseño, construcción y tecnología para reducir los costos de construcción, lo que estima le ha permitido tener acceso a un segmento más amplio del mercado de la vivienda de interés social y al segmento de vivienda media.

Ejecución de Obra y Construcción. La ejecución de obra incluye la revisión del proyecto ejecutivo, el desarrollo del plan estático (p.ej. talleres, rutas de tiempo y movimiento de maquinaria, el plan de obra general y ruta crítica) y del plan dinámico (p.ej. mano de obra, maquinaria, suministros de proveedores y suministros internos), el trazo general de la obra, la edificación, equipamientos e infraestructura y urbanización. Asimismo, las oficinas corporativas de la Compañía dirigen los avances de trabajo entre el área comercial, área de producción y el área de titulación para coordinar el ritmo del negocio.

Las viviendas desarrolladas por Geo son construidas de mampostería reforzada con bloques de concreto y lozas formadas por paneles con aislamiento termoacústico integral y una capa de compresión de concreto colado en dicho lugar. La Compañía fabrica bloques de concreto en el sitio de la construcción resultando más económico, utilizando su propio equipo portátil y eliminando así muchos problemas de abastecimiento y transporte. Adicionalmente, Geo prefabrica otros componentes tales como escaleras, registros, lavaderos, adoquines y sistemas de plomería, que son transportadas al lugar de la construcción. La administración de la Compañía considera que la tecnología de prefabricación reduce significativamente los costos y tiempos de construcción, permitiendo a Geo consolidar su posición en el mercado.

A partir de 1998, Geo instituyó en sus procesos de construcción el concepto de "Fábrica de Casas", el cual consiste en realizar una producción continua de grupos de vivienda, semejando a una fábrica. La administración de la Compañía considera que mediante este proceso le permite: (i) disminuir los tiempos de titulación de las viviendas y su cobranza; (ii) disminuir el apalancamiento y tiempos de uso de créditos puente; (iii) disminuir considerablemente la ciclicidad en ventas; incrementar la rapidez en la producción de vivienda; y (iv) optimizar los recursos financieros, humanos y materiales.

Seguimiento y Control de Obra. El departamento de obra de cada una de las subsidiarias de Corporación Geo se encarga de dar cumplimiento y seguimiento a los programas establecidos en tiempo y costo, conforme al plan maestro de obra. Asimismo, las áreas administrativas dan seguimiento a los programas de flujo, el departamento de control de calidad verifica el cumplimiento de los estándares establecidos y el área de diseño vigila el cumplimiento al proyecto y soluciona imprevistos.

Seguros Sobre la Construcción. Al contratar un crédito puente hipotecario para la construcción, la Compañía se ve obligada a contratar un seguro de obra civil en construcción por los daños que pudieran sufrir los inmuebles hipotecados, que ampare fenómenos naturales, huelgas y alborotos populares, naves aéreas y vehículos, y daños causados directamente por la Compañía en el curso de la ejecución de las operaciones llevadas a cabo con el propósito de dar cumplimiento a sus obligaciones, entre otros, por una suma igual al valor que se estime por la parte destructible de los inmuebles hipotecados o del valor de las construcciones y elementos accesorios. Este seguro estará vigente durante el tiempo en que permanezca insoluto el adeudo, sea en todo o en parte. La suma asegurada de daños será ajustada cada 6 meses a partir de la fecha de firma del contrato de compraventa. En los contratos derivados por la contratación de un crédito hipotecario queda entendido que en las pólizas de seguro respectivas se designará como primer beneficiario a la institución que proporciona el financiamiento. La vigencia del seguro es la misma vigencia del crédito puente hipotecario.

Fianzas a Estados y Municipios. La Compañía paga dos tipos de fianza para la realización de sus actividades: (i) fianza por cada proyecto a favor del gobierno de cada estado para garantizar el cumplimiento de terminación de los trabajos de urbanización y equipamiento, la cual puede ser desde el 30% hasta el 100% del costo de obra de la urbanización y equipamiento dependiendo de las regulaciones de cada estado; y (ii) fianza por cada proyecto a favor de cada municipio para garantizar el correcto funcionamiento de las obras de urbanización y equipamiento, la cual puede ser desde el 10% hasta el

30% del costo de obra de la urbanización y equipamiento dependiendo de las regulaciones de cada estado y su vigencia puede llegar hasta 2 años después de la terminación de las obras descritas.

Materiales y Proveedores; Mano de Obra. Parte de la estrategia de Geo para mantener el costo bajo de sus viviendas, consiste en ejercer un control estricto de los costos de los materiales de construcción y mano de obra.

Geo contrata a los principales proveedores de materiales básicos utilizados en la construcción de unidades habitacionales, incluyendo cemento, bloques, ventanas, puertas y tejas de techo, así como diversos proveedores menores para los materiales de construcción adicionales requeridos. La Compañía tiene convenios a largo plazo con proveedores de cemento, acero, teja y poliestireno, así como con proveedores de ventanas, puertas y tejas, y ha celebrado contratos a corto plazo para el suministro de materiales adicionales, según sean requeridos en base a criterios de las necesidades para determinados proyectos habitacionales. Además de los materiales básicos de cemento, acero y los materiales de sus componentes prefabricados, Geo adquiere materiales complementarios de proveedores locales ubicados cerca de los sitios de construcción de sus proyectos habitacionales.

La Compañía contrata mano de obra local de cada región en la medida en que se requiera en los proyectos de vivienda específicos, adicional al personal con experiencia de Geo que ocupa puestos de supervisión y mano de obra debidamente entrenada en el sistema. En años anteriores, la Compañía no ha experimentado retrasos significativos en los proyectos construidos debido a escasez de materiales o problemas laborales.

Servicio al Cliente y Garantía. El departamento de servicio al cliente de cada subsidiaria de Corporación Geo participa en la inspección del control de calidad de preventa, así como en la atención de las necesidades de postventa de los clientes. Previo a la venta, cada unidad es inspeccionada por personal de servicio al cliente y Geo realiza cualquier tipo de reparación requerida. La administración de la Compañía considera que la participación del personal de servicio al cliente durante la construcción de la misma reduce los costos de reparación en la postventa y proporciona una mayor satisfacción al cliente con la calidad del producto y con la atención que se le brinda.

La Compañía proporciona una garantía de tres meses que cubre algunos defectos en los sistemas eléctrico y de plomería de las viviendas (excepto los defectos en aparatos, accesorios y equipo) y una garantía de un año que cubre vicios ocultos. La Compañía establece una reserva de aproximadamente el 0.5% del precio de venta de la vivienda para cubrir gastos de garantía y servicio. La experiencia de Geo es que tales gastos de garantía generalmente se ubican dentro de la cantidad establecida para dicha reserva.

Asimismo y gracias a su experiencia de 31 años de existencia, y contando con el respaldado de la más sólida Aseguradora Mexicana "Seguros Inbursa", Corporación GEO ofrece a sus clientes lo que se denomina el GEO-SEGURO, con la finalidad de brindarles seguridad y un alto respaldo de su patrimonio. Este producto amparará al derechohabiente del INFONAVIT que haya comprado con Casas GEO a partir del 1 de julio del 2004, la seguridad por dos años en Instalaciones y acabados y por diez años en daños estructurales que se pudieran generar por defectos de producción.

Mercadotecnia y Ventas. La Compañía vende sus viviendas por medio de un equipo de mercadotecnia a nivel nacional integrado por 800 personas, empleadas por las subsidiarias, quienes trabajan sobre la base de sueldo más comisiones.

Geo inicia sus actividades de mercadotecnia simultáneamente al comenzar un desarrollo habitacional. Las oficinas de ventas de cada subsidiaria incluyen cuatro departamentos principales: un departamento de información para clientes potenciales, un departamento de ventas, un departamento de titulación y un departamento de relaciones con el cliente (postventa), encargado de entregar físicamente la unidad al propietario, atender y supervisar la corrección de cualquier reclamación por parte del cliente y de instituir y organizar las asociaciones de condóminos dentro de cada desarrollo, así como de entregar a la asociación todas las áreas comunes.

La Compañía mantiene un presupuesto para publicidad y promoción, el cual representa aproximadamente el 4.5% del costo de cada proyecto. Geo normalmente diseña, construye, amuebla y decora una casa muestra para cada proyecto y mantiene una oficina de ventas en el sitio, al igual que una oficina de ventas central en cada área regional de operación. Además, la Compañía también comercializa sus unidades habitacionales por medio de la presentación de venta en grupo a los trabajadores de empresas en general, a través de cámaras y confederaciones de la iniciativa privada, así como organizaciones laborales.

Financiamiento al Cliente. La Compañía no proporciona crédito hipotecario a sus clientes pero gestiona y tramita por ellos la obtención del mismo.

En el caso de las viviendas para las cuales la Compañía ha recibido un compromiso del Infonavit y Fovissste, Geo localiza clientes potenciales elegibles y tramita, por cuenta de éstos, los créditos hipotecarios en cuestión. La Compañía presenta la solicitud y documentación necesaria al proveedor de créditos hipotecarios y, en caso de ser aprobada, celebra un contrato de compraventa con el cliente. Las viviendas para las cuales la Compañía haya recibido compromisos para proporcionar financiamiento hipotecario del Infonavit o Fovissste a compradores calificados, se deberán vender a los participantes del Infonavit o Fovissste, aunque en ciertas circunstancias Geo puede reubicar dichas viviendas.

En el caso de los conjuntos habitacionales para los cuales Geo ya recibió un compromiso de la SHF (antes Fovi), la Compañía localiza un comprador calificado y tramita, por cuenta de éste, el crédito hipotecario. Geo recibe una carta de intención de compra, por parte del comprador, y entrega la solicitud de financiamiento y documentación necesaria a la Sofol o a la institución de crédito que otorga el crédito hipotecario, que a su vez es responsable de la aprobación del crédito del comprador. En caso de ser aprobada la solicitud, la Compañía celebra un contrato de compraventa con el cliente.

El enganche que el cliente tiene que pagar es la cantidad igual a la diferencia entre el precio de venta de la vivienda y la cantidad del crédito hipotecario que se le aprueba. Generalmente, al momento de la venta, se establece un calendario de pagos entre la Compañía y el cliente de tal manera que el enganche sea totalmente cubierto al momento de la entrega.

Obra en proceso. Del total del inventario al 31 de diciembre de 2004, por $3,885.0 millones, el 53.9% corresponde a reservas de terrenos futuras, el resto de la obra en proceso se encuentra distribuido entre aproximadamente 139 proyectos.

ii) Canales de Distribución

Con el objeto de promover la captación de un mayor número de clientes, en 1996 se introdujo el concepto de "Macrocentros de Venta", mismos que realizan las actividades de información, promoción y titulación. Actualmente, Geo opera 9 "Macrocentros de Venta", localizados en el Valle de México, Tampico, Acapulco, Veracruz, Puebla, Jalisco, Monterrey y Torreón. Dichos "Macrocentros de Venta" cuentan con una capacidad para atender a 360,000 personas en promedio de forma anual.

El concepto de "Macrocentros de Venta" permite a los clientes observar la calidad de las viviendas y los diferentes prototipos de viviendas adecuados a la capacidad y gustos particulares del cliente, incentivando fuertemente el interés a comprar una vivienda.

iii) Patentes, Licencias, Marcas y Otros Contratos

La Compañía utiliza las marcas comerciales siguientes, "Casas Geo", "CrediGeo", "GeoSeguro" registradas ante el Instituto Mexicano de la Propiedad Industrial.

MARCA	NUMERO DE REGISTRO	CLASE	VIGENCIA	TITULAR
"G-HOMES"	867122	37	10 AÑOS SEP-04	CORPORACION GEO, S.A DE C.V.
CONCEPTO"	377705	19	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.

"GEO"	398495	19	10 AÑOS DIC-99	CORPORACION GEO, S.A DE C.V.
"GEO"	377706	37	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.
"GEO BLOCK"	385068	19	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.
"GEO MORADA"	377707	19	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.
"GEO MORADA"	376595	37	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.
"GEO FACIL Y DISEÑO"	648364	35	10 AÑOS JUN-00	GEO EDIFICACIONES, S.A DE C.V.
"GEO FACIL Y DISEÑO"	648363	19	10 AÑOS JUN-00	GEO EDIFICACIONES, S.A DE C.V.
"GEO FACIL Y DISEÑO"	747295	36	10 AÑOS JUN-99	GEO EDIFICACIONES, S.A DE C.V.
"GEO FACIL Y DISEÑO"	671738	37	10 AÑOS JUN-99	GEO EDIFICACIONES, S.A DE C.V.

iv) Principales Clientes.

Por la naturaleza de los productos que ofrece, las operaciones comerciales de la Compañía se centran en la atención al público en general, representado por personas que desean adquirir una vivienda. Dichos clientes, en su mayoría, requieren de la obtención de un financiamiento hipotecario, a través de la banca, sofoles, o de los organismos que tradicionalmente otorgan créditos hipotecarios (Infonavit, SHF, Fovissste). Es por ello que no existe una concentración o dependencia importante hacia un cliente determinado.

v) Legislación Aplicable y Situación Tributaria

Generalidades. Muchos aspectos de las operaciones de la Compañía están sujetos a regulaciones federales, estatales y municipales. En general, las actividades de la Compañía en México están sujetas a: (i) la Ley General de Asentamientos Humanos, que rige el desarrollo urbano, la planeación y la zonificación. Los gobiernos estatales por mandato constitucional tienen, a su vez, la facultad de promulgar leyes de desarrollo urbano en sus áreas de competencia; (ii) la Ley Federal de Vivienda, que norma la coordinación entre las entidades federativas y los municipios, por un lado, y el sector privado por el otro, a fin de operar el sistema nacional de vivienda con el objeto de establecer y regular la vivienda de interés social; (iii) las Leyes de Desarrollo Urbano del Distrito Federal y de los Estados; (iv) los Reglamentos de Construcción y de Zonificación del Distrito Federal y de los diferentes Estados, que rigen la construcción de viviendas y las bases para la zonificación, incluyendo los permisos y las licencias correspondientes; (v) los planes de desarrollo urbano estatales o municipales que determinan la zonificación local y los requerimientos del uso de suelo; y (vi) la Ley del Infonavit, que establece que el financiamiento para la construcción sólo se otorgue a constructoras registradas ante el Infonavit que participen en un proceso de licitación pública.

Situación Tributaria. La Compañía y sus subsidiarias causan el impuesto sobre la renta e impuesto al activo en forma consolidada en la proporción en que la compañía controladora es propietaria de las acciones con derecho a voto de las subsidiarias. A partir del 1° de enero de 1999, los resultados fiscales de la subsidiaria se consolidan al 60% de la proporción antes mencionada. Los pagos provisionales de impuesto sobre la renta e impuesto al activo tanto de la compañía controladora como de sus subsidiarias se realiza como si no hubieran optado por la consolidación fiscal.

La Compañía está sujeta al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos pasivos y activos monetarios a través del ajuste anual por inflación, el cual es similar al resultado

por posición monetaria. La tasa de ISR fue del 34% en 2003 y del 33% en 2004.

El 1 de diciembre de 2004 se publicaron modificaciones a las Leyes del ISR e IMPAC aplicables a partir de 2005, siendo las principales: a) Se reduce la tasa del ISR a 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante; b)Para efectos de ISR se deducirá el costo de ventas en lugar de las adquisiciones de los inventarios, excluyendo la tierra; c) En 2005 se podrá optar por acumular en un período de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios el saldo de éstos se deberá disminuir con el saldo no deducido de los inventarios de los inventarios conforme se enajenen; d) A partir de 2006 será deducible en su totalidad la participación a los trabajadores en las utilidades que se pague y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

Corporación Geo no cuenta con beneficios fiscales especiales derivados de su actividad o del sector.

vi) Recursos Humanos

Al 31 de diciembre de 2004, la Compañía empleaba a 4,789 empleados de planta, de los cuales 227 eran personal ejecutivo. El número de trabajadores eventuales contratados por la Compañía, varía substancialmente y depende en gran medida del nivel de actividades de construcción de Geo, y fue de aproximadamente 8,296, mismos que eran sindicalizados. La Compañía mantiene buenas relaciones con sus empleados y nunca ha tenido conflictos o huelgas.

Las relaciones laborales con los trabajadores de la construcción se rigen por contratos colectivos de trabajo que se limitan a la duración del proyecto para el cual se les contrata. Estos contratos permiten modificar el número de trabajadores conforme se van terminando determinadas tareas y están sujetos a revisiones periódicas durante el transcurso del proyecto.

La Compañía mantiene programas de capacitación permanentes para todo su personal, orientados a la enseñanza y actualización en técnicas de producción, de ventas y de administración, principalmente. Corporación Geo ofrece oportunidades para fomentar el desarrollo profesional de sus empleados al contar con diversos convenios establecidos con diferentes instituciones, tal es el caso del realizado con una de las universidades más reconocidas de Latinoamérica, el ITESM (Instituto Tecnológico de Estudios Superiores de Monterrey), en donde los colaboradores de Geo de nivel medio y alto obtienen un Diplomado Directivo y Gerencial, el cual es impartido semanalmente vía satélite a todas las subsidiarias de la Compañía. En el 2004 se impartieron cerca de 324,925 Horas-Hombre, en cursos de capacitación a los empleados de todos los niveles y áreas de negocio.

La Compañía proporciona las prestaciones de ley que incluyen seguro social, aportación al fondo de ahorro para el retiro, aportación al Infonavit, PTU y vacaciones pagadas. También brinda a sus funcionarios ciertas prestaciones adicionales, como seguro de vida y seguros de gastos médicos mayores.

En 1997, se aprobó la adopción de un plan de incentivos mediante la emisión de 5.0 millones de acciones Serie "B" de la Compañía, las cuales fueron distribuidas a todos los empleados de la Compañía a través de obligaciones quirografarias forzosamente convertibles en acciones, teniendo por objeto alinear los intereses de los empleados con los de los accionistas de la Compañía y estimular a su personal para alcanzar los objetivos estratégicos y así continuar experimentando un nivel de crecimiento productivo.

vii) Desempeño Ambiental.

Las operaciones de la Compañía, por su naturaleza, no son consideradas como contaminantes, sin embargo están sujetas tanto a la Ley General del Equilibrio Ecológico y la Protección al Ambiente y a sus reglamentos, así como a la Ley de Aguas Nacionales y su reglamento (las "Leyes Ambientales"), con respecto a asuntos de competencia federal, como son el impacto ambiental de nuevos asentamientos humanos, la protección de especies en peligro de extinción, los residuos peligrosos, la emisión de humos y polvos, la contaminación del suelo, el suministro de agua nacional y descargas a cuerpos de agua nacional. La aplicación de las Leyes Ambientales es responsabilidad de la Secretaría de Medio Ambiente, Recursos Naturales y Pesca a través del Instituto Nacional de Ecología, la Procuraduría Federal de

Protección al Ambiente y la Comisión Nacional del Agua. Las leyes y reglamentos ambientales estatales y municipales (las "Leyes Ambientales Locales") regulan los asuntos locales como el suministro de la red local de agua, las descargas a los sistemas de drenaje estatales o municipales. En general, el impacto ambiental de los conjuntos habitacionales debe ser aprobado por las autoridades ambientales locales a fin de obtener los permisos de uso de suelo y construcción. Las infracciones a las Leyes Ambientales Federales y Locales están sujetas a diversas sanciones que, dependiendo de la gravedad de la infracción, pueden consistir en (i) multas; (ii) arresto administrativo; (iii) clausura temporal o definitiva, total o parcial; (iv) suspensión o revocación de concesiones, licencias, permisos o autorizaciones.

Adicionalmente, en los casos previstos en el Código Penal Federal y los Códigos Penales Estatales, puede incurrirse en la comisión de delitos ambientales y en la aplicación de las sanciones respectivas.

viii) *Información del Mercado y Ventajas Competitivas: La Industria de Vivienda de Interés Social en México*

Panorama General. La Compañía considera que la relativa juventud y los bajos ingresos de la población mexicana en general, además de la tasa de crecimiento de la población, contribuirán a una mayor demanda de vivienda de interés social. Aunque el mercado de vivienda de interés social en México ha crecido y tiene probabilidades de continuar con su expansión como resultado de dicha tendencia demográfica, existe una importante escasez de vivienda en el país.

Por otra parte, el mercado de vivienda de interés social en México se ha caracterizado por una significativa y limitada disponibilidad de financiamiento hipotecario para los trabajadores de bajos ingresos. El escaso financiamiento hipotecario, aunado a un crecimiento histórico poblacional muy rápido, ha traído como consecuencia un marcado déficit de vivienda de interés social. La Sedesol ha estimado que México experimenta un déficit aproximado de 6 millones de viviendas, adicionalmente se estima que, del parque habitacional existente, aproximadamente el 50% corresponde a viviendas que son inapropiadas (por ejemplo: de lámina, cartón, madera, etc., o las que requieren reparación o reposición). El déficit de vivienda de interés social se intensifica por el alto índice de crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y a la formación de nuevas familias. La Compañía considera que la demanda de vivienda de interés social junto con las políticas gubernamentales diseñadas para incrementar la disponibilidad de financiamiento hipotecario podrán incrementar la producción de vivienda de interés social en el futuro.

Las viviendas de interés social construidas por promotoras de conjuntos habitacionales generalmente se venden con financiamiento hipotecario. Estas viviendas están construidas con permisos oficiales, cuentan con todos los servicios urbanos y su terreno está registrado y escriturado al comprador. A fin de construir estas viviendas, las promotoras deben tener los terrenos adecuadamente delimitados, la infraestructura instalada, el financiamiento comprometido y el título de propiedad arreglado.

El mercado de viviendas construidas por promotoras depende de la disponibilidad de financiamiento hipotecario para el consumidor. Este mercado está altamente fragmentado y la mayoría de las promotoras operan localmente. La Compañía considera que sólo cerca de 15 promotoras, incluyendo a Geo, tienen una presencia importante abarcando aproximadamente el 25% del mercado de vivienda de interés social en su conjunto. El restante son pequeños constructores que anualmente construyen de 1 a 100 viviendas.

Fuentes de Financiamiento para la Vivienda de Interés Social. Una parte fundamental en el mercado de la vivienda de interés social es la existencia de recursos para el otorgamiento de créditos hipotecarios destinados a la compra de ese tipo de vivienda. Actualmente los principales proveedores de créditos hipotecarios de interés social en México son el Infonavit, la SHF y el Fovissste. Al 31 de diciembre de 2004, del total de créditos hipotecarios proporcionados por el Infonavit, la SHF y el Fovissste, aproximadamente el 5.4%, 5.2% y 6.4% respectivamente, fueron otorgados a clientes de Geo. Durante el año 2004 el Infonavit proporcionó cerca de 325,000 créditos hipotecarios, mientras que la SHF proporcionó 65,000 créditos hipotecarios y el Fovissste 68,000 créditos hipotecarios.

Infonavit. El Infonavit fue creado en 1972 por decreto publicado en el Diario Oficial de la Federación y es administrado por el Gobierno Federal, los sindicatos y el sector empresarial, como un fondo de vivienda

en beneficio de los trabajadores. Como parte de la política del Gobierno para incrementar la oferta de vivienda de interés social y crear una economía abierta de mercado, Infonavit reformó su ley orgánica en 1992 para convertirse en una verdadera entidad de ahorro-préstamo, actuando solamente como un proveedor de créditos hipotecarios. Al otorgar créditos hipotecarios únicamente a empleados calificados, la salida del Infonavit del sector de desarrollo estimuló la actividad del sector privado. Al 31 de diciembre del 2004, el Infonavit contaba con aproximadamente 12.3 millones de derechohabientes, y a lo largo de su historia se estima ha proporcionado un total de 3.2 millones de créditos hipotecarios.

Bajo la Línea II, Infonavit otorga créditos hipotecarios a derechohabientes calificados que compran vivienda terminada. Infonavit además solicita propuestas para proyectos de vivienda para ser desarrollados bajo el programa Línea II y tras la aprobación de un proyecto, establece un acuerdo con el desarrollador mediante el cual éste se compromete a desarrollar y construir el proyecto y vender las viviendas a derechohabientes del Infonavit. Asimismo, el Instituto confirma al promotor, que ofrecerá créditos hipotecarios a derechohabientes calificados localizados por este último. Bajo las líneas de crédito adicionales del Infonavit, un derechohabiente calificado recibe un crédito hipotecario para construir en terrenos del propio derechohabiente (Línea III); reparación, ampliación o mejoras de habitaciones de una vivienda existente (Línea IV); o pago de deuda incurrida por la construcción, adquisición o remodelación de una vivienda (Línea V). La línea II constituye la mayor parte de las actividades del Infonavit, representando para los créditos otorgados en 2004, aproximadamente el 93% del total.

Un derechohabiente califica para un crédito de Infonavit de acuerdo con un sistema de puntuación. Los puntos se asignan por ingresos, edad, número de aportaciones bimestrales a favor del trabajador, dependientes económicos y saldo que mantenga el trabajador en su cuenta del Sistema de Ahorro para el Retiro ("SAR"), entre otros. Infonavit publica una con los puntos requeridos para obtener un crédito en cada región del país.

Los fondos del Infonavit provienen de tres fuentes: (i) de las aportaciones patronales del 5% sobre el salario integrado de los trabajadores del sector empresarial; y (ii) de la recuperación de la cartera de los créditos otorgados, que en el presente año se ha agilizado en forma importante (iii) a través de la bursatilización de cartera que empezó a realizar a partir del año 2004 con un monto de $2,000 millones de pesos . Un crédito de Infonavit se denomina en pesos, se determina en veces salario mínimo y puede ser hasta por el 100% del valor de la vivienda (más los gastos administrativos asociados con el préstamo). El plazo del préstamo es de hasta 30 años. El Infonavit otorga un año de gracia para hacer pagos y posteriormente el acreditado tendrá que hacer pagos directos al Infonavit en los mismos montos que antes se deducían de su sueldo. El desarrollador no tiene responsabilidad alguna respecto de los créditos hipotecarios otorgados por el Infonavit.

Durante 2002, el Consejo de Administración del Infonavit anunció cambios en su política de otorgamiento de créditos, incluyendo la aportación obligatoria de entre un 5% y un 10% de enganche a partir de junio del 2003. Estos enganches son de hasta el 5% para la clasificación de Vivienda Económica o de Interés Social Bajo, con precios por debajo de $150,000, y en el caso de la Vivienda Tradicional con valor por encima de los $150,001, se incrementan de forma gradual desde 5% en junio del 2003, a 7.5% en enero del 2004 y hasta el 10% del valor de la vivienda a partir de enero del 2005. El Instituto anunció también cambios en el mecanismo de solicitud de créditos, eliminando las convocatorias periódicas para dar lugar a la solicitud permanente de créditos, programa que había arrancado en el Estado de Nuevo León a inicios del 2003, exitosamente como prueba piloto y que se extendió después a otros Estados. Es decir, a partir de enero del 2003, los contribuyentes de Infonavit pueden solicitar el otorgamiento de un crédito de manera continua en cualquier época del año.

El día 01 de Junio del 2005 se publicaron en el Diario Oficial de la Federación las Reformas a la Ley del Infonavit. De acuerdo con el documento del Infonavit, los puntos más importantes a resaltar son: la creación comités y comisiones, como los de de Auditoría y de Transparencia y Acceso a la información; se estipulan nuevas atribuciones para el Consejo de Administración, la Asamblea General, el Director General y las Comisiones de Vigilancia e Inconformidades, este instituto deberá ser regulado por la CNBV.

Expone que la Asamblea General se encargará de aprobar el plan financiero a cinco años y sus actualizaciones; las reglas de operación de los órganos; las políticas de crédito; el código de ética y la

normatividad en materia de transparencia y acceso a la información, además de designar a los miembros de este comité.

SHF **.** El Fovi (hoy SHF) fue creado en 1963 por el Gobierno Federal, a través de la Secretaría de Hacienda y Crédito Público ("SHCP"), como un fideicomiso en el Banco de México para promover la construcción de la vivienda para familias de recursos limitados. Su objetivo consistió en otorgar financiamiento hipotecario a compradores calificados por medio de instituciones de crédito y Sociedades Financieras de Objeto Limitado ("Sofoles") que administran el otorgamiento, operación y cobranza de créditos hipotecarios.
En el año 2002 se crea la SHF en sustitución del Fovi. La SHF es fiduciaria en la SHCP y tiene como *objetivo el desarrollo de los mercado primarios y secundarios de crédito a la vivienda, mediante el* otorgamiento de garantías destinadas a la construcción, adquisición y mejora de vivienda, preferentemente de interés social; al incremento de la capacidad productiva y desarrollo tecnológico relacionado con la vivienda; así como a los financiamientos relacionados con el equipamiento de los conjuntos habitacionales. Las Sofoles y las instituciones de crédito, operaban al 31 de diciembre de 2004, aproximadamente el 94.0% y 6.0%, respectivamente del programa de la SHF. La SHF opera con intermediarios financieros que pueden ser instituciones de banca múltiple, instituciones de seguros, sociedades financieras de objeto limitado ("Sofoles") y fideicomisos de fomento económico que cuenten con la garantía del Gobierno Federal.

El financiamiento hipotecario de la SHF está disponible para varios segmentos del sector, representado por viviendas con valor de hasta 500,000 Udis.

Los préstamos hipotecarios de la SHF pueden ser por un monto entre el 80% y 90% del valor de la vivienda, dependiendo del valor de la misma y a plazos de hasta 25 años. Los préstamos se estructuran con tasas reales. Los pagos mensuales se ajustan con las variaciones del salario mínimo y representan entre el 25% y el 30% de los ingresos mensuales del acreditado. La Sofol o la institución de crédito operadora requiere que los acreditados paguen un enganche, que fluctúa entre 10% y 20% dependiendo del tipo de vivienda, y que es igual a la diferencia entre el monto del crédito hipotecario y el valor de la vivienda.

La SHF generalmente ofrece créditos hipotecarios a compradores de viviendas nuevas en desarrollos inmobiliarios. La solicitud de un crédito SHF es iniciada por el desarrollador de vivienda, quien a su vez realiza la solicitud ante una institución de crédito o una Sofol, con el fin de obtener en su caso, una aprobación técnica para un proyecto de vivienda y una carta de intención respecto de la operación de los créditos de la SHF. Al recibir la aprobación técnica y la carta de intención, el desarrollador participa en una subasta a sobre cerrado y ofrece una puja que representa la cantidad que el desarrollador pagará a la SHF por los derechos de crédito a ser utilizados por los compradores. El desarrollador obtiene financiamiento para la construcción a tasas de mercado (generalmente del mismo intermediario que expidió la carta de intención) y simultáneamente comienza su venta. La institución de crédito o la Sofol es responsable de evaluar la solvencia del acreditado final y otorgar los préstamos. Una vez terminada la vivienda y entregada al comprador, la institución de crédito o la Sofol paga el valor unitario de la vivienda al desarrollador menos el enganche y los gastos de escrituración. La institución de crédito o la Sofol recibe fondeo de la SHF y otorga el crédito. Con la excepción de una garantía para la reparación de fallas técnicas y vicios ocultos en la construcción, hasta por un plazo de 3 meses contados a partir de la escrituración, el desarrollador no tiene compromiso alguno respecto del préstamo y del cliente.

La institución de crédito o la Sofol es responsable de evaluar la solvencia del acreditado y asume el riesgo de los créditos hipotecarios individuales, aunque la SHF absorberá 50% de los gastos y costos legales derivados del cobro o ejecución de los créditos hipotecarios vencidos. El posible comprador debe demostrar un ingreso mínimo igual a cuatro veces el monto de sus pagos mensuales derivados del crédito hipotecario. A la terminación y entrega de la vivienda al comprador, la institución de crédito o la Sofol le pagarán al desarrollador el crédito neto.

Fovissste. El Fovissste es el fondo gubernamental que financia créditos hipotecarios para los trabajadores del Estado. Fue creado en 1972 por reforma al artículo 123 constitucional, a la Ley del ISSSTE y a la Ley Federal de los Trabajadores al Servicio del Estado, iniciando operaciones en enero de 1973. La fuente de fondeo del Fovissste proviene de aportaciones del Estado, equivalentes al 5% del

sueldo de sus trabajadores, por recuperación de cartera hipotecaria y por los rendimientos de sus inversiones financieras. Actualmente cuenta con 2.1 millones de derechohabientes.

De acuerdo a las reglas para la operación de créditos de vivienda para sus derechohabientes, publicadas en el 2002, los créditos que otorga la Fovissste pueden ser aplicados a: (i) adquisición de viviendas nuevas o usadas, (ii) ampliación, (iii) reparación o mejora a vivienda, (iv) autoconstrucción y (v) pago de enganches cuando la vivienda no sea financiada por el Fovissste.
La calificación de los derechohabientes del Fovissste actualmente solo depende de dos factores: (i) bimestres cotizados al instituto y (ii) número de dependientes económicos. Una vez inscritos los derechohabientes, se realiza un sorteo por entidad federativa y la asignación del número de créditos se realiza en función a la demanda histórica. Una vez realizado el sorteo se publica la lista de derechohabientes con crédito asignado y dicho crédito se formaliza a través de las Sofoles. El plazo del préstamo es de hasta 30 años y la amortización se hace por una deducción directa de nómina del 30%.
Los créditos otorgados por Fovissste pueden ser hasta por un monto máximo de aproximadamente $418,000 con tasas de interés que fluctúan entre el 4.0% y 6.0% anual.

Competencia.
El sector de la vivienda en México está sumamente fragmentado y en la actualidad existe un gran número de empresas que prestan servicios de construcción de conjuntos habitacionales. La mayor parte de ellas construyen proyectos de no más de cinco viviendas cada uno. Debido a la escasez de financiamiento hipotecario y préstamos para la construcción de vivienda, muy pocas empresas han podido alcanzar un tamaño considerable y desarrollar economías de escala significativas. La administración estima, basada en la información pública disponible en el mercado, que durante el año 2004, Geo fue el desarrollador de vivienda de interés social bajo, típico, vivienda media y residencial más grande de México en cuanto a unidades vendidas.

El principal mercado en el que participa Geo es el de la vivienda de interés social para personas de bajos ingresos, este mercado está enmarcado principalmente por cinco puntos que son: Parque Habitacional, Demanda, Oferta y disponibilidad de hipotecas.

Parque Habitacional. De acuerdo con el recuento de 2000 del INEGI, el parque habitacional está conformado de la siguiente manera, (i) 51% de las viviendas están construidas de concreto y el restante 49% con lámina, madera, cartón, etc. (ii) El 78.1% de las viviendas son propias y el 21.9% restante son viviendas no propias y (ii) el promedio de habitantes por vivienda es de 4.4 y se estima un déficit de aproximadamente 6 millones de unidades.

Demanda. Se estima que el 73% de la población requiere de vivienda nueva o sustituir su vivienda actual. Un aspecto que influye directamente en el crecimiento de la demanda de vivienda son los rangos de edad de la población. En el recuento de 2000, el 70% de la población es menor a 34 años, por lo que se estima que en el corto y mediano plazo un número importante de personas entrarán a la edad demandante de vivienda. Adicionalmente, según el recuento del INEGI de 2000, el 70% de la población ocupada recibe entre 1 y 10 salarios mínimos y es este el mercado que cuenta con las características para obtener un crédito de interés social.

Oferta. La oferta de vivienda está relacionada con el número de hipotecas ofrecidas al mercado; en 2004 se estima se ofertaron 575,000 viviendas y se espera que en los próximos 4 años la oferta tenga un crecimiento anual compuesto del 12%. Para el año 2005 se espera un crecimiento proyectado de la Industria de aproximadamente 20% comparado con el 2004, al pronosticarse una oferta total de 690,000 créditos hipotecarios.

Competencia. Se estima que aproximadamente el 25% del mercado está en las 10 principales compañías del país, por lo que la mayoría de los desarrolladores o constructores operan solo en el ámbito local. La participación de mercado de Geo en relación con el otorgamiento de créditos fue aproximadamente del 7% en 2004.

Los 9 principales desarrolladores de vivienda de interés social, en función al número de unidades vendidas en 2004 son:

1)	Corporación Geo S.A. de C.V.	33,228	6)	BETA*	11,055
2)	URBI	21,793	7)	PICSA	N/D
3)	HOMEX*	21,053	8)	SARE	7,783
5)	SADASI	N/D	9)	HOGAR	3,721
4)	ARA	17,104			

* Cabe mencionar que el 21 de abril del 2005, Homex anunció acuerdo de adquisición mediante fusión de Controladora Casas Beta S.A. de C.V.

Fuente: Elaboración propia con datos obtenidos de la BMV y Canadevi

En 2004 se ofertaron aproximadamente 575,000 viviendas entre un estimado de 2,000 constructores y promotores, de los cuales se considera que aproximadamente 950 están registrados o afiliados a algún organismo de constructores o promotores inmobiliarios, siendo el diferencial pequeños constructores que anualmente construyen de 50 a 100 viviendas. La actividad del desarrollo inmobiliario implica por lo general un alto uso de capital de trabajo, por lo que las empresas que no están capitalizadas y/o no tienen fácil acceso al crédito son muy vulnerables a los cambios económicos que pueda sufrir el país. Adicionalmente la mayoría de los desarrolladores o constructores operan solo a nivel local, es decir que difícilmente tienen operaciones en más de dos localidades.

Hay muy pocas constructoras o promotoras extranjeras operando en México y ninguna de ellas tiene una participación importante en el mercado de vivienda de interés social. De conformidad con la Ley de Inversiones Extranjeras, las compañías constructoras internacionales pueden establecer subsidiarias dedicadas a la construcción de vivienda en México sin necesidades de aprobación previa, aunque se podría requerir autorización de la Comisión Federal de Competencia Económica en los términos de la Ley Federal de Competencia Económica y su reglamento.

Ventajas Competitivas

Geo considera que está bien posicionada para ser una participante líder en la promoción de vivienda de interés social en el país. La administración de Geo considera que sus fortalezas competitivas incluyen: (i) su especialización en este segmento de la industria; (ii) la utilización de técnicas innovadoras de diseño, construcción, tecnología y comercialización; (iii) su compromiso a la investigación y desarrollo; (iv) su énfasis en la eficiencia de costos y calidad en la construcción; (v) su expansión geográfica; (vi) su equipo de directivos con amplia experiencia y especialización; (vii) su compromiso con el desarrollo de sus trabajadores y (viii) su asociación con Prudential Real Estate Investors para la adquisición de tierra. Los factores anteriores han contribuido al crecimiento de Geo, así como a su habilidad para expandir sus operaciones geográficamente.

ix) Estructura Corporativa

Geo es una empresa controladora que consolida las operaciones de 24 empresas subsidiarias La tabla siguiente muestra dichas empresas subsidiarias incluyendo el porcentaje de tenencia accionaria en cada una de ellas, al 31 de diciembre del 2004:

Empresas Subsidiarias (Fideicomitentes)	Porcentaje de Participación	Otras Empresas Subsidiarias	Porcentaje de Participación
Geo Edificaciones, S.A. de C.V.	100	Crelam, S.A. de C.V.	100
Geo Hogares Ideales, S.A. de C.V.	100	Promotora Turística Playa Vela, S.A. de C.V.	100
Geo Guerrero, S.A. de C.V.	100	Evitam, S.A. de C.V.	95
Geo Oaxaca, S.A. de C.V.	100	Geo Importex, S.A. de C.V.	100
Geo Baja California, S.A. de C.V.	100	Inmobiliaria Anso, S.A. de C.V.	100

Geo Morelos, S.A. de C.V.	100	Inmobiliaria Camar, S.A. de C.V.	100
Geo Jalisco, S.A. de C.V.	100	Inmobiliaria Jumáis, S.A. de C.V.	100
Geo Puebla, S.A. de C.V.	100	Obras y Proyector Coma, S.A. de C.V.	99
Geo Veracruz, S.A. de C.V.	100	Lotes y Fraccionamientos S.A. de C.V.	100
Geo Laguna, S.A. de C.V.	100		
Geo Guanajuato, S.A. de C.V.	100		
Geo Monterrey, S.A. de C.V.	100		
Geo Tamaulipas, S.A. de C.V.	100		
Geo D.F., S.A. de C.V.	99		
Geo Querétaro S.A. de C.V.	100		

A través de sus oficinas corporativas, la Compañía centraliza las operaciones siguientes: (i) obtención de autorizaciones para la adquisición de terrenos y el desarrollo de proyectos; (ii) mantener las relaciones con el gobierno federal y los proveedores de financiamiento hipotecario; (iii) asignación de los recursos y compra de activos fijos; (iv) autorización para las compras de materiales; (v) manejo de tesorería; (vi) actividades de planeación y presupuesto; (vii) seguimiento de procedimientos legales; y (viii) auditoría interna.

La actividad principal de cada una de las subsidiarias y asociaciones en participación de la Compañía, es promover conjuntos habitacionales de forma totalmente integrada, participando en todos los aspectos de diseño, construcción y comercialización de proyectos de vivienda de interés social y vivienda media.

x) Descripción de los Principales Activos

Geo es dueño de sus oficinas corporativas y gran parte de las oficinas regionales de cada subsidiaria. Es propietaria de la mayoría de su maquinaria y equipo de construcción. Al 31 de diciembre de 2004, el valor neto en libros de toda la maquinaria y equipo propiedad de Geo ascendió a $801.7 millones.

La integración del activo fijo neto al 31 de diciembre de 2004 es la siguiente:

Terrenos	$95.0
Edificios	$149.8
Maquinaria y Vehículos	$1,060.1
Mobiliario y equipo	$ 103.9
Equipo de cómputo	$118.8
	$1,527.6
Depreciación acumulada	($768.6)
	$759.1
Gastos de Instalación	$98.9
Amortización Acumulada	($56.3)
	$42.5
TOTAL	$801.7

Cifras en millones de pesos

En cuanto a los activos fijos correspondientes a Terrenos, Edificios y construcciones los más importantes son los siguientes:

Descripción del Activo	Ubicación del Activo	Valor de los Activos	% del Total de los Activos
Oficinas Corporativas Administrativas	Margaritas #433 y Av. Universidad #1627 Col. Ex. Hda. Gpe. Chimalistac; México D.F.	$ 69'352,990	28%
Oficinas Administrativas	Av. Constituyentes #345 Col. Daniel Garza; México D.F.	$ 13'342,906	5%
Centro de Atención a Ventas - Ayotla	Carretera Federal México-Puebla Km 25.2, Ayotla, Edo. De México	$12'053,244	5%
Almacén La Cotera	Calle Ferrocarril Norte sin número, Col. Jardín Industrial Ixtapaluca; Ixtapaluca, Edo. De México	$39'220,637	16%
Centro de Atención a Ventas Barranca	José Ma. Ibarraran No. 31 Col. San José Insurgentes, México D.F.	$29'467,169	12%
TOTAL		$ 163'436,946	66%

Dentro de la clasificación de activos fijos correspondientes a terrenos, edificios y construcciones, las antes mencionadas representan el 66% del total de los activos de este rubro, siendo así los principales. El restante 34% se encuentra distribuido en diversas subsidiarias del Grupo.

El activo más importante es el de maquinaria y equipo de construcción mismo que esta integrado por, maquinas como trascabos, volquetes, retroexcavadoras, cargadores frontales, etc., los cuales se encuentran distribuidos en los 19 Estados de la República en donde Geo tiene presencia y mismos que a nivel grupo ascienden a 2,609 unidades, todos son de características similares y son utilizados para la edificación de vivienda. Cabe mencionar que todos estos activos se encuentran debidamente asegurados.

En relación al equipo de transporte, Corporación Geo cuenta con 486 vehículos de transporte tales como automóviles, camionetas, remolques, camiones de redilas, etc., que son utilizados para desplazamiento tanto de pasajeros como de materiales. De igual manera éstos se encuentran distribuidos en los 19 Estados de la República en donde Geo tiene presencia, son de características similares y en su totalidad se encuentran debidamente asegurados.

Cabe mencionar que la edad promedio de la flota incluyendo a la maquinaria y equipo de construcción, así como el equipo de transporte es de: 5.82 años.

Los equipos de oficina y equipos de cómputo están integrados por computadoras, periféricos, software administrativos diversos, etc., distribuidos en los 19 Estados de la República en donde Geo tiene presencia y son de características similares; se informa también que en su totalidad se encuentran debidamente asegurados.

xi) Procesos Judiciales, Administrativos o Arbítrales

Geo enfrenta ciertos procedimientos legales que no se describen en el presente documento y que son inherentes al curso normal de su negocio. La administración de la Compañía no considera que las obligaciones relacionadas con tales procedimientos vayan a tener una repercusión adversa en la situación financiera o en los resultados de operación.

xii) Acciones Representativas del Capital

Al 31 de Diciembre de 2004, el capital social autorizado estaba representado por 555,396,540 acciones, de las cuales están suscritas y pagadas 532,713,759 acciones. Las acciones son sin valor nominal, sin derecho a retiro, y corresponden al capital fijo. Al 31 de diciembre del 2004, se encuentran en circulación 532,711,159 acciones y 2,600 en tesorería.

En las Asambleas Generales Extraordinarias de Accionistas y Juntas del Consejo de Administración celebradas en abril, mayo y agosto de 2001, se aprobó el aumento de capital social adicional en $67,880 mediante la conversión de 60'606,778 obligaciones convertibles en acciones ordinarias de GEO. Se acordó que 10,606,778 acciones fueran ofrecidas al personal clave de GEO como parte de un plan de incentivos pasados, presentes y futuros. Las 50'000,000 de acciones remanentes serán emitidas solamente en caso de un "Cambio de control" de GEO de acuerdo con la definición que el Consejo de Administración haga de este evento en juntas posteriores.

En las Asambleas Generales Extraordinarias de Accionistas y Junta del Consejo de Administración celebradas en abril, mayo y agosto de 2001, fue aprobado lo siguiente:

* El aumento de capital social adicional en $67,880 mediante la conversión de 60'606,778 obligaciones convertibles en acciones ordinarias de GEO. Se acordó que 10'606,778 acciones serán ofrecidas al personal clave de GEO como parte de un plan de incentivos pasados, presentes y futuros. Las 50'000,000 de acciones remanentes serán emitidas solamente en caso de un "Cambio de control" de GEO de acuerdo con la definición que el Consejo de Administración haga de este evento en juntas posteriores.

* En la junta del Consejo de Administración celebrada el 4 de mayo de 2002, se definió el termino "Cambio de control" de GEO como la acción concertada de una o varias personas físicas o morales para adquirir, detentar y/o comenzar una oferta o intercambio por el 30% o mas de acciones de GEO sin aprobación por escrito del Consejo de Administración. En la misma junta se estableció también el mecanismo por el cual serian entregadas las 50'000,000 de acciones en caso de un cambio de control de GEO. Dicho mecanismo consiste en entregar las acciones a los funcionarios que el propio Consejo de Administración determine mismos que aportarían las acciones a un fideicomiso que distribuiría dichas acciones a prorrata entre los accionistas de GEO, con excepción de aquellos que sean identificados por el mismo Consejo de Administración como responsables del cambio de control de GEO. Las modificaciones y reformas a los estatutos sociales correspondientes serán validas hasta que sean autorizadas por la Comisión Nacional Bancaria y de Valores (CNBV), al amparo del Artículo 14 bis 3, fracción VII de la Ley del Mercado de Valores publicada el 1 de junio de 2002.

* Para incrementar el numero de acciones comunes por la conversión de obligaciones convertibles en acciones según se explica en párrafos anteriores, se aprobó aumentar la parte fija del capital social por un importe de $67,880 (valor nominal) mediante la emisión de 60'606,778 acciones comunes de la Serie "B", sin valor nominal, que serán depositadas en la Tesorería de la Compañía.

* Los accionistas también acordaron cancelar 9'125, 293 acciones emitidas el 31de marzo de 1997 y que se encontraban en la Tesorería de la Compañía, pendientes de ser suscritas.

El Consejo de Administración de GEO acordó que en caso de que los accionistas reciban y acepten una oferta no hostil de compra de acciones de la Compañía, la oferta se hará extensiva por el grupo comprador a todos los inversionistas de la Compañía, de tal manera que los accionistas con interés minoritario, así como el grupo controlador, tengan la posibilidad de participar en dicha transacción y vender sus acciones al mismo precio y en las mismas condiciones. Este tipo de protección a los inversionistas minoritarios se conoce en los mercados financieros internacionales como "Tag Along"

En la Asamblea General Extraordinaria de accionistas celebrada el 21 de abril de 2004 se acordó dejar sin efecto definitivamente el plan de Protección a la Sociedad y sus accionistas Minoritarios aprobado por la Asamblea General Extraordinaria de Accionistas del 31 de agosto de 2001 dejando sin efecto la autorización para emitir 50'000,000 de obligaciones quirografarias necesariamente convertibles en acciones de la sociedad y cancelar 50'000,000 acciones ordinarias, sin expresión de valor nominal, de la

Serie “B”, representativas de la parte fija de capital social reduciendo el capital social autorizado en la cantidad de $56,000.

Asimismo se acordó una reestructuración accionaria sobre el total de las acciones representativas del capital social de la Compañía dividiendo cada acción en cinco nuevas acciones ordinarias de la Serie “B”, sin expresión de valor nominal, emitiendo 555'396,540 nuevas acciones en sustitución de las 111'079,308 acciones anteriores.

La modificación del clausulado de la “Emisión de Obligaciones Quirografarias Necesariamente Convertibles en Acciones de Corporación Geo, S.A. de C.V. (Geo) 2001 en cuanto a la conversión

Con relación al plan de incentivos al personal clave, en el mes de septiembre de 2002 se emitieron 2,954,283 obligaciones quirografarias con valor nominal de $1.12 pesos las cuales se convirtieron en acciones generando un aumento de capital de $3,308. El 23 de diciembre de 2003 se emitieron 1,108,020 obligaciones quirografarias con valor nominal de $1.12 pesos las cuales fueron convertidas antes de 28 de febrero de 2004. En diciembre de 2004 se emitieron 10,039,594 (después de la reestructuración accionaría mencionada anteriormente) obligaciones quirografarias con valor nominal de $0.224 pesos, las cuales se convirtieron en acciones generando un aumento en el capital de $2,249.El saldo de las acciones pendientes de suscribir al 31 de diciembre de 2004 es de 22,682,781.

El Plan de Incentivos a empleados y ejecutivos esta condicionado a lo siguiente:

Permanecer como funcionario de la Compañía durante los tiempos y términos señalados y en caso contrario aceptan y reconocen que el valor de sus acciones será $0.224 pesos.

Los derechos de adquisición relacionadas con las acciones liberadas de conformidad al calendario establecido y no tendrán efectos proporcionales por fracciones de ejercicio, ya que los mencionados derechos únicamente se generarán, en su caso, llegada las referidas fechas.

xiii) Dividendos

La compañía no ha distribuido dividendos a lo largo de su historia ni durante los últimos tres ejercicios, a pesar de haber contado con la capacidad de pago de los mismos conforme a sus utilidades. La Asamblea General de Accionistas ha decidido reinvertir las utilidades en el negocio en vez de distribuirlas entre sus accionistas, pensando que esta práctica es la del mejor beneficio para todos.

III. INFORMACION FINANCIERA

a) Información Financiera Seleccionada

La tabla siguiente muestra información financiera selecta de la Compañía, derivada de los Estados Financieros. Dicha información debe ser leída en conjunto con los estados financieros y las notas a los mismos que se incluyen en este Reporte. Los Estados Financieros se encuentran expresados en pesos constantes al 31 de diciembre de 2004 (ver Capítulo I, inciso a) *“Información General – Glosario de Términos y Definiciones - Presentación de la Información Financiera y Económica”*).

INFORMACIÓN FINANCIERA CONSOLIDADA SELECCIONADA

En millones de pesos constantes a Diciembre 31 del 2004, excepto número de acciones y datos por acción

Estado de Resultados	***2002***	***2003***	***2004***
Casas Vendidas (unidades)	27,112	29,520	33,228
Ingresos	5,955.3	6,672.3	7,855.6
Utilidad Bruta	1,560.9	1,787.3	2,127.7
Utilidad Operativa	920.7	1,101.1	1,340.1
EBITDA	1,280.6	1,506.5	1,808.5
EBITDA en Dólares	112.2	127.4	162.2
Utilidad antes de Impuestos	650.4	857.5	1,108.1
Utilidad Neta	398.8	543.1	802.8

Balance	***2002***	***2003***	***2004***
Efectivo e Inversiones Temporales	936.3	772.1	1,665.0
Cuentas por Cobrar	2,836.0	2,872.9	2,960.9
Inventarios	1,785.4	2,871.7	3,885.0
Activo Circulante	5,758.0	5,924.5	7,839.8
Inmuebles, Maquinaria y Equipo - Neto	799.8	806.0	801.7
ACTIVO TOTAL	7,038.3	8,027.2	9,982.0
Pasivo Financiero de Corto Plazo	1,562.2	996.3	1,786.2
Proveedores	856.6	1,348.1	1,752.8
Pasivo Circulante	2,626.3	2,694.5	4,233.8
Pasivo Financiero de Largo Plazo	809.0	1,136.5	800.7
Impuestos Diferidos (ISR)	655.9	786.2	920.7
PASIVO TOTAL	4,091.2	4,678.0	6,019.6
Capital Contable sin Impuestos Diferidos	4,054.3	4,766.9	5,918.0
Impuestos Diferidos (ISR) en Capital Contable [1]	-1,098.8	-1,404.8	-1,955.6
CAPITAL CONTABLE TOTAL	2,947.1	3,349.1	3,962.4

Otra Información Financiera			
Flujo Operativo Libre de Efectivo	+557.0	+115.5	+462.4
Flujo Operativo Libre de Efectivo en Dólares	+48.8	+9.8	+41.5
Cuenta por Cobrar a Ventas	47.6%	43.1%	37.7%
Deuda Neta	1,434.9	1,360.7	921.9
Deuda Neta a Capital sin diferidos	26.1%	22.2%	13.5%
Apalancamiento	1.12	1.11	1.96
Rotación de Inventarios (días)	148	215	248
Rotación de Cuenta por Cobrar (días)	174	157	138
Rotación de Inventarios + Cuenta por Cobrar	283	314	318
Número de Empleados	9,613	12,042	13,085
Precio Promedio (pesos)	248,228	258,068	268,907

[1] Impuestos Diferidos (ISR) en Capital Contable = Sumatoria de Saldo Incial de Impuestos Diferidos, Impuestos Diferidos Cargados a Resultados e Impuestos Diferidos en Resultados Acumulados.

INFORMACIÓN SELECTA DE VALUACIÓN

	2002	**2003**	**2004**
Acciones Promedio en Circulación (millones)	500.0	515.2	521.8
Acciones en Circulación al Final del Año (millones)	517.1	517.1	532.7
Precio de la Acción al Final del Año (pesos)	3.8	11.5	22.3
EBITDA por Acción	2.3	2.8	3.5
Precio / EBITDA	1.7	4.1	6.6
Utilidad por Acción antes de Impuestos	1.3	1.7	2.1
Utilidad por Acción	0.7	1.0	1.5
Precio / Utilidad	5.4	11.5	14.8
Valor en Libros por Acción	5.4	6.2	7.6
Precio / VL	0.7	1.9	3.0
Valor de Capitalización de Mercado	**1,975.5**	**5,923.3**	**11,879.5**
Valor de la Empresa	**3,287.4**	**7,216.8**	**12,801.4**
VE / EBITDA	**2.8**	**5.0**	**7.1**

b) Información Financiera por Línea de Negocio y Zona Geográfica y Ventas de Exportación

La compañía considera que las actividades de promoción, diseño, construcción y comercialización de viviendas de interés social y vivienda media son su única línea de negocio, por lo que su principal fuente de ingresos se ubica en la República Mexicana.

Aún y cuando los principios de contabilidad aplicables no requieren que la Compañía presente información por segmentos, en conformidad con lo mencionado en el párrafo anterior, a continuación se presentan cifras por zonas en donde Geo tiene presencia en México.

La tabla siguiente muestra información financiera de las empresas subsidiarias de Corporación Geo, S.A. de C.V. que se dedican al desarrollo y promoción de vivienda, agrupadas por Zona Geográfica en México. La información financiera se encuentra expresada en pesos constantes al 31 de diciembre de 2004 (ver Capítulo I, inciso a)) *"Información General – Glosario de Términos y Definiciones - Presentación de la Información Financiera y Económica"*).

	Zona Centro		**Zona Norte**		**Zona Sur**	
	Miles de pesos al 31 de diciembre de 2004					
	2003	**2004**	**2003**	**2004**	**2003**	**2004**
Ingresos Netos................	3,440,285	3,966,616	1,934,616	2,375,161	1,297,365	1,361,574
Utilidad de Operación........	585,513	659,403	369,576	476,094	193,703	217,952
Activo Total....................	3,957,699	4,903,505	2,722,823	3,349,250	1,092,900	1,597,770
Pasivo Total....................	2,459,897	3,046,640	1,652,948	1,938,002	542,981	951,132
Capital Contable..............	1,497,803	1,856,865	1,069,875	1,411,248	549,920	646,638

*Cabe mencionar que estas cifras no incluyen efectos de consolidación.

El desarrollo y construcción de un conjunto habitacional comienza con la autorización a nivel federal, estatal o municipal del proyecto para dicha unidad. El proyecto se presenta a los proveedores de financiamiento hipotecario para su aprobación. En general, una vez que se han obtenido los compromisos de financiamiento hipotecario para un número suficiente de viviendas en un conjunto habitacional, Geo comienza la construcción de la infraestructura del conjunto habitacional (por ejemplo, instalación de drenaje, electricidad, agua, estacionamiento, construcción de caminos, etc.) y se inicia la mercadotecnia del proyecto (ver Capítulo 2, inciso b), apartado i) *"La Compañía - Descripción del Negocio – Actividad Principal - Operaciones"*).

El inventario de terrenos al 31 de diciembre de 2004, es equivalente a 243,300 viviendas, como consecuencia de la combinación de las reservas propias, opciones de compra, los convenios de outsourcing y el joint venture con Prudential Real Estate Investors, Geo controla una reserva territorial suficiente para 5.5 años de producción, con bajo costo de oportunidad y un limitado riesgo de pertenencia.

La tabla siguiente presenta información acerca de la participación en unidades vendidas registradas por la Compañía por zona geográfica, al 31 de diciembre de 2004:

	Viviendas Vendidas	
Zona Geográfica:	**Unidades**	**Porcentaje**
D.F. y Valle de México[4].............	15,168	45.6%
Querétaro..................................	2,058	6.19%
Guerrero	2,601	7.82%
Tamaulipas	1,741	5.23%
Baja California............................	3,261	9.8%
Morelos	1,217	3.7%
Oaxaca	1,172	3.5%
Jalisco..	1,417	4.3%
Veracruz	1,331	4.0%
Puebla	562	1.7%

Coahuila,Durango y Zacatecas ...	1,102	3.3%
Guanajuato ...	558	1.7%
Nuevo León ...	1,040	3.1%
Total ...	33,228	100.0%

La Compañía estima el número de viviendas que pueden construirse en un conjunto habitacional, según la formulación del plan para cada conjunto habitacional. Estas estimaciones se basan en una variedad de suposiciones, incluyendo la densidad permisible de viviendas, la reserva requerida en algunas construcciones y otros permisos, así como la demanda anticipada y disponibilidad de financiamiento hipotecario. La realización de los planes de desarrollo de Geo está sujeta a una variedad de situaciones inciertas, incluyendo las suposiciones descritas anteriormente. Por esta razón, la Compañía puede cambiar los planes en cualquier momento y, por tanto, no puede haber seguridad alguna de que en realidad se construirá el número de unidades estimadas originalmente.

Ventas por Fuente de Financiamiento Hipotecario. La estrategia de la Compañía consiste en obtener financiamiento hipotecario de una variedad de fuentes de financiamiento. La tabla siguiente muestra el volumen de ventas de viviendas de interés social en México y el desglose por fuente de financiamiento hipotecario para dichas unidades, por los períodos indicados:

	Año terminado el 31 de diciembre de							
	2001		2002		2003		2004	
Financiado por:	Viviendas	%	Viviendas	%	Viviendas	%	Viviendas	%
Infonavit	17,836	74.0	20,876	77.0	18,007	61.0	23,592	71.0
Fovi (SHF)	6,267	26	2,440	9.0	3,248	11.0	4,984	15.0
Fovissste	0	0.0	3,796	14.0	8,265	28.0	3,987	12.0
Cofinanciamiento							665	2.0
Total	24,103	100.0	27,112	100.0	29,520	100.0	33,228	100.0

Los desarrollos de vivienda promovidos por la Compañía, pueden ser vendidos indistintamente a sus clientes a través del programa del Infonavit, Fovissste o SHF (antes Fovi). Una mayor proporción de viviendas financiada por el Infonavit refleja una mayor promoción de dicho Instituto, por lo que la composición de ventas por fuente de financiamiento hipotecario no implica cambios significativos en las operaciones de la Compañía.

c) Informe de Créditos Relevantes

La tabla siguiente muestra aquellos pasivos que representan más del 2.0% del pasivo total de la Compañía, al 31 de diciembre de 2004:

Tipo de Pasivo:	**Importe**	**% del Pasivo Total**
	(cifras en miles de pesos, excepto porcentajes)	
Créditos quirografarios ...	103,123	1.71%
Créditos puente hipotecarios ...	1,072,050	17.81%
Deuda Bursátil de Corto Plazo (en pesos y dólares) ...	480,748	7.99%
Créditos para Terrenos ...	130,248	2.16%
Proveedores ...	1,044,402	17.35%
Proveedores de terrenos ...	708,372	11.77%
Otros pasivos Circulantes(1) ...	694,895	11.54%
Total pasivo circulante ...	4,233,837	70.33%
Deuda Bursátil de Largo Plazo (en pesos y dólares) ...	700,000	11.63%
Provisión de ISR diferido ...	920,679	15.29%
Proveedores de Terrenos	64,392	1.07%
Otros pasivos Largo Plazo(2) ...	100,657	1.67%

Total pasivo largo plazo	6,019,565	100.0%
Pasivo total		

(1)Integrado por otros pasivos que, en lo individual representan menos del 2.0% del pasivo total.
(2)Integrado por otros pasivos de Largo Plazo que, en lo individual representan menos del 2.0% del pasivo total.

La Compañía a la fecha de generación del presente Reporte, se encuentra al corriente en todos los pagos correspondientes a sus pasivos.

d) Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

i) Resultados de Operación

Año Terminado el 31 de Diciembre de 2004, Comparado con el Año Terminado el 31 de Diciembre de 2003

El desarrollo de la Vivienda ha representado para la Administración del Presidente Fox una de las más altas prioridades, siendo el motor principal para el crecimiento económico de nuestro País. Impulsado por la Meta de entregar más de 750,000 hipotecas al año en el 2006 y las nuevas fuentes de financiamiento, así como la reorganización de los Institutos de Vivienda, el número de hipotecas se incrementó por arriba del 17% en el 2004 alcanzando la cifra record de 575,000, y se estima un incremento adicional para el 2005 del 20%, estableciendo la cantidad histórica de 690,000 hipotecas.

Los ingresos al 31 de diciembre de 2004 ascendieron a $7,855.5 millones, lo que representó un incremento de $1,183.3 millones ó 17.7% contra los $6,672.2 millones registrados al 31 de diciembre de 2003. Adicionalmente los precios de las viviendas vendidas en México, por la mezcla de producto, se incrementaron 4.2% en términos reales.

La utilidad bruta se incrementó un 19.0% al pasar de $1,787.3 millones en 2003, a $2,127.7 millones al 31 de diciembre de 2004, derivado principalmente del incremento en los ingresos. Por otra parte el margen bruto al 31 de diciembre del 2004 presentó un aumento de 0.3 puntos porcentuales en comparación al obtenido en el 2003 al pasar de 26.8% a 27.1%. Otro factor que influyó en los resultados es la estrategia de la Compañía de diversificar sus productos e incrementar su participación en el segmento de Vivienda Media. Con el retorno gradual de las SOFOLES y de la Banca Comercial al negocio de las Hipotecas, la demanda en este segmento será muy importante en los próximos años. La participación en la Mezcla de Ventas de Geo en este segmento de mayor precio creció de un 9% en el 2003 a un 10% en el 2004.

Los gastos de operación al 31 de diciembre de 2004 ascendieron a $787.7 millones, lo que representa un aumento de 14.8% contra los $686.1 millones registrados al 31 de diciembre de 2003. Por otra parte es importante mencionar que la incidencia de gastos de operación a ventas disminuyó del 10.3% en 2003 al 10.0% al 31 de diciembre de 2004.

El costo integral de financiamiento disminuyó al pasar de $218.2 millones en 2003 a $196.8 en el 2004, lo que representa una disminución de 9.8% en términos reales, derivado de menores tasas de interés y un menor promedio de pasivos con costo durante 2004.

La utilidad neta ascendió a $802.8 millones, lo que representó un incremento del 47.8% con respecto a los $543.1 millones obtenidos al 31 de diciembre de 2003.

Política de actualización de Activos

Inversiones Temporales. Se valúan al costo de adquisición, más rendimientos devengados o a su valor neto de realización estimado, el que sea menor, en su caso, se valúan a valor de mercado.

Inventarios Inmobiliarios. Se valúan al costo de adquisición de terrenos, licencias, materiales, mano de obra y gastos directos e indirectos que se incurren en la actividad de construcción de la Compañía. Se actualizan conforme al método de costos específicos.

Durante el período de desarrollo de los inventarios inmobiliarios, se capitaliza el costo integral de financiamiento de créditos puente hipotecarios y otros financiamientos relacionados con el proceso de construcción.

Inversión en acciones de asociadas. Se valúan aplicando el método de participación cuando la Compañía tiene influencia significativa (generalmente una participación entre el 10% y el 50% y que no tenga control sobre la empresa asociada).

Inmuebles, maquinaria y equipo. Se registran al costo de adquisición, y se actualizan mediante factores derivados del Índice Nacional de Precios al Consumidor (INPC). La depreciación se calcula conforme al método de línea recta con base en la vida útil de los activos, de acuerdo como sigue:

	Años promedio	
	2004	2003
Edificios	40	40
Maquinaria y equipo	3 a 6	3 a 6
Vehículos	4	4
Equipo de cómputo	3	3
Mobiliario y equipo	10	10
Gastos de Instalación	5	5

INFORMACIÓN FINANCIERA CONSOLIDADA SELECCIONADA

En millones de pesos constantes a Diciembre 31 del 2004, excepto número de acciones y datos por acción

Estado de Resultados	***2003***	***2004***
Casas Vendidas (unidades)	29,520	33,228
Ingresos	6,672.3	7,855.6
Utilidad Bruta	1,787.3	2,127.7
Utilidad Operativa	1,101.1	1,340.1
Utilidad Neta	543.1	802.8
Efectivo e Inversiones Temporales	772.1	1,665.0
Cuenta por Cobrar a Ventas	43.1%	37.7%
Deuda Neta	1,360.7	921.9
Apalancamiento	1.11	1.96
Rotación de Inventarios (días)	215	248
Rotación de Inventarios + Cuenta por Cobrar	314	318

VENTAS

En el año 2004, la Administración de Geo logró aprovechar el incremento en la oferta de hipotecas en la Industria, al incrementar su número de ventas en un 12.6% al vender en el año un total de 33,228 casas. De acuerdo con la mezcla de créditos disponibles en México durante el 2004, la mezcla de Geo fue 71% INFONAVIT y 29% FOVI/FOVISSSTE.

Uno de los mayores logros en las ventas de Geo durante el 2004, además de su tradicional pero no menos efectivo método comercial basado en las recomendaciones "boca a boca" de los clientes, fue su

exitosa expansión en los mercados de Vivienda Media. Por cuarto año consecutivo, Geo fue el líder en estos mercados, habiendo vendido más casas en estos segmentos que cualquiera de sus competidores. La distribución de ventas por precio en el año 2004 fue como sigue: el 25.0% del total de las ventas se dieron en el segmento de Vivienda de Interés Social Bajo comparado con 26.0% en el 2003. El 65.0% representaron las ventas del segmento de Vivienda de Interés Social manteniendo el mismo nivel que en el 2003. Finalmente el 10.0% representó al segmento de Vivienda Media, cuando el año pasado fue de 9.0%.

INGRESOS

Después de la variación en la estacionalidad de ingresos provocada por los cambios de Administración Pública en el año 2000, la estacionalidad de ingresos del año 2004 ha sido prácticamente idéntica a la registrada en el año 2003, efecto que se ha traducido en comparaciones estables y predecibles durante todo el año, y que se espera se mantenga igual para el 2005.

De acuerdo con las expectativas de la Administración, los ingresos del 2004 comparados contra el año anterior mostraron un aumento de 17.7% al totalizar en $7,855.5 millones de pesos.

PRECIO PROMEDIO

El precio promedio del año 2004 se vio incrementado en un 4.2% contra el registrado en el 2003, alcanzando los $268,907 pesos. El comportamiento del precio promedio se explica por la diversificación en la mezcla de producto.

UTILIDAD BRUTA

La Utilidad Bruta en el 2004 se vio incrementada en un 19.0% al finalizar en $2,127.7 millones de pesos. Por su parte, el Margen Bruto durante el 2004 creció en 0.3 puntos porcentuales en comparación al obtenido en el año anterior, al pasar de 26.8% a 27.1%.

GASTOS DE VENTA Y ADMINISTRACIÓN

Los Gastos de Administración en el 2004 presentaron un aumento de 14.8% en términos reales, el equivalente a $101.5 millones en comparación al 2003 para totalizar en $787.7 millones. La incidencia a ventas de los Gastos de Administración en el 2004 bajó a niveles del 10.0%, moviéndose desde 10.3% en el 2003.

UTILIDAD DE OPERACIÓN

La Utilidad de Operación durante el 2004 tuvo un ascenso de 21.7% en comparación con el 2003 al cerrar en $1,340.0 millones, mientras que el Margen Operativo del año alcanzó el 17.1% representando un crecimiento de 0.6 puntos porcentuales contra el 16.5% reportado el año anterior.

COSTO INTEGRAL DE FINANCIAMIENTO

El Costo Integral de Financiamiento de la empresa en el 2004 mostró un decremento del –9.8% en comparación al 2003. Esto se debió principalmente a la disminución de 97.9% y 71.1% en Perdidas Cambiarias y Monetarias respectivamente, originada en parte por la reducción en la exposición de deuda en dólares.

	Ene-Dic 03	**Ene-Dic 04**	**Cambio**	**%**
Productos Financieros	-28.7	-27.3	1.4	-4.9%
Gastos Financieros	207.5	216.0	8.5	4.1%
Pérd. o Gan monetaria	27.2	7.8	-19.3	-71.1%
Pérd. o Gan cambiaria	12.2	0.3	-11.9	-97.9%
CIF	**218.2**	**196.8**	**(21.3)**	**-9.8%**

UTILIDAD NETA

La Utilidad Neta generada por la empresa en el 2004 presentó un aumento de 47.8% en comparación al mismo período en el 2003, pasando de $543.1 millones de pesos a $802.8 millones. Por su parte, el

Margen Neto acumulado del período presentó una mejora de 2.1 puntos porcentuales en comparación al 2003 al pasar de 8.1% a 10.2%. La utilidad por acción creció de $1.0531 a $1.5385 pesos durante el 2004.

	Ene-Dic 03	Ene-Dic 04	Cambio	%
Utilidad antes de Impuestos	**857.5**	**1,108.1**	**250.6**	**29.2%**
ISR y PTU	294.9	296.4	1.5	0.5%
Operaciones Continuas	562.6	811.7	249.2	44.3%
Operaciones Discontinuas	0.0	0.0	0.0	na
Interés Minoritario	19.5	8.9	-10.6	-54.3%
UTILIDAD NETA	**543.1**	**802.8**	**259.8**	**47.8%**

MANO DE OBRA Y ADMINISTRACIÓN

Al 31 de Diciembre del 2004 se contaba con 8,296 trabajadores eventuales (mano de obra), un 2.3% menos que en Diciembre del 2003. Por su parte, el personal administrativo y fijo de obra no sindicalizado era de 4,789 empleados, representando un aumento de 34.7% con relación a Diciembre del 2003. Este incremento de personal administrativo es consecuencia del ritmo de crecimiento observado y esperado de la empresa.

ii) Situación Financiera, Liquidez y Recursos de Capital

La liquidez y los recursos de capital de Geo aumentaron en el año de 2004 en comparación con 2003 debido a una mayor escrituración y cobranza derivada de su estrategia de Fábrica de Casas, la cual consiste en iniciar la construcción de las viviendas de un proyecto por claustros de aproximadamente 60 unidades, lo cual permite terminarlas y escriturarlas rápidamente. La Compañía espera un aumento en sus requerimientos de liquidez, debido al aumento en los niveles de operación proyectados para los próximos años. Estos requerimientos son principalmente para financiar la adquisición de terrenos y el desarrollo y construcción de nuevos proyectos los cuales se cobrarán hasta el momento de que las viviendas sean terminadas.

Al 31 de diciembre de 2004, Geo tenía $1,664.9 millones en efectivo y valores realizables y $6,019.6 millones en pasivos totales, en comparación con los $772.1 millones de efectivo y valores realizables y $4,678.0 millones de pasivos totales al 31 de diciembre de 2003. A pesar de que Geo incrementó su nivel de operaciones entre 2004 y 2003, al pasar de 29,520 a 33,228 unidades vendidas (un 12.5% de incremento), su deuda total disminuyó un 21.3%. La proporción entre deuda y capitalización de Geo (total de deuda dividida entre el total de deuda más el capital contable sin impuestos diferidos) fue 30.4% al 31 de diciembre de 2004, en comparación con 30.9% al 31 de diciembre de 2003.

El capital de trabajo (activo circulante – pasivo circulante) de Geo al 31 de diciembre de 2004, sumó $3,629.1 millones. Estos recursos se invirtieron principalmente en cuentas por cobrar e inventarios. El inventario total de $3,885.0 millones incluye $2,097.8 millones de terrenos para proyectos futuros.

Aunque la Compañía no comienza la construcción de desarrollos hasta que se ha confirmado la disponibilidad del financiamiento hipotecario, sí realiza la compra de terrenos y las actividades necesarias para obtener los permisos y licencias, así como ciertas actividades de desarrollo de infraestructura anteriores a recibir la confirmación de la disponibilidad de financiamiento hipotecario. La Compañía no recibe los recursos provenientes de las ventas de vivienda sino hasta que dichas viviendas se terminan y entregan a los compradores. Como resultado de lo anterior, Geo requiere financiar sus actividades de desarrollo y construcción a través de capital de trabajo y de fuentes externas, principalmente mediante créditos puente (créditos de una institución de crédito o Sofol, garantizados por un terreno en el cual se vaya a realizar la construcción y que se pretende sean amortizados con los recursos de las escrituraciones por unidad en el conjunto habitacional).

llamado Comité de Auditoria integrado por Julio Alfonso Millán Bojalil como Presidente, José Carral Escalante, Javier Macaya López Mancisidor, Víctor Segura Gómez y Salvador Villaseñor Arai, como vocales; además cuenta con el apoyo del área de Auditoría Interna de la empresa.

Este Comité de Auditoría y el área de auditoría interna es el encargado de recomendar de forma anual al Consejo de Administración la designación del despacho de auditoría externa, así como los candidatos y perfiles profesionales de las personas asignadas a la auditoría de la empresa. Del mismo modo, se apoya directamente al Consejo de Administración en sus funciones de evaluación y seguimiento de los objetivos de auditoria, así como asegurar la independencia de los auditores externos. Este organismo apoya también al Consejo en la validación de la información financiera con la cual se dirige la sociedad y la cual se hace pública a los mercados financieros.

Finalmente, se encarga también del estudio y definición de las principales políticas contables de la empresa, así como del análisis, implantación y evaluación de efectos de cualquier nueva política contable a aplicar, así como del aseguramiento del cumplimiento de todos los ordenamientos financieros, fiscales, legales y contables a los cuales la empresa se debe atener.

FUNCIÓN DE EVALUACIÓN Y COMPENSACIÓN.- Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité de Valuación y Compensación Integrado Alfredo Achar Tussie como Presidente, José Carral Escalante, Luis Orvañanos Lascurain y Francisco Arellano Benítez, como vocales.

Este Comité de Valuación y Compensación es el encargado de revisar semestralmente los temas relacionados con el nombramiento, contratación y promoción de funcionarios de alto nivel, las estructuras generales de compensación, tanto de los funcionarios de alto nivel como de la base de empleados de la Sociedad. Con el apoyo del área de Recursos Humanos de la empresa, se encarga de forma anual de definir las estrategias operativas de recursos humanos y de verificar su implantación en las subsidiarias que conforman Corporación Geo, S.A. de C.V.

FUNCIÓN DE FINANZAS.- Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité de Finanzas y Planeación presidido por Gilberto Pérez Alonso, Javier Macaya López Mancisidor, Roberto Ordorica Barrera, José Manuel Agudo Roldán, Miguel Gómez Mont Urueta y Víctor Segura Gómez, como vocales del Comité. El Comité de Finanzas y Planeación es apoyado por el área de Finanzas y Administración de la empresa.

Este Comité de Finanzas y Planeación, apoyado por el área de Finanzas es el encargado de definir las estrategias financieras de largo y corto plazo de la empresa, de manera anual y con revisiones trimestrales de avances y/o adecuaciones. Así mismo, es el órgano encargado de la definición y validación de los presupuestos anuales de las empresas y de las políticas y estrategias de inversión y financiamiento del negocio. Es función de este organismo, en combinación con los comités A y B, el seguimiento mensual de los renglones financieros, presupuestales y de planeación estratégica de cada una de las subsidiarias.

Finalmente, se encarga también del establecimiento de las estrategias de diversificación de instrumentos financieros, las relaciones de negocio con las instituciones financieras nacionales e internacionales, así como de la definición de la comunicación con los inversionistas de la empresa y el mercado financiero en general.

También se cuenta con dos órganos intermedios denominados Comité A y Comité B. Cada uno de estos comités es liderado por un consejero relacionado y por un grupo de cinco a seis directivos de la alta administración de la empresa y especialistas en su ramo de actividad. La finalidad de estos organismos es la de supervisar y controlar de manera semanal, las operaciones de las subsidiarias y la efectividad en la implantación de las políticas y estrategias dictadas por el Consejo de Administración y por el Comité Ejecutivo, bajo una estructura de división y agrupación geográfica.

e) Estimaciones Contables Críticas

La Compañía no realiza estimaciones contables críticas, entendiéndose como estimación contable crítica a toda aproximación hecha por la administración de un elemento, rubro o cuenta de los Estados Financieros, que requiere que la Compañía establezca supuestos sobre aspectos altamente inciertos.

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, lo que requiere que la Administración efectúe ciertas estimaciones y utilice ciertos supuestos, para determinar la valuación de algunas de las partidas individuales de los estados financieros. Sin embargo, dichas estimaciones y utilización de supuestos conciernen a rubros que forman parte del curso normal del negocio de Geo y no conciernen a aspectos altamente inciertos.

Si se desea conocer más acerca de estas políticas, favor de revisar las Notas a los Estados Financieros Consolidados Dictaminados. en el Numeral VII de los Anexos, de este documento.

IV. ADMINISTRACION

a) Auditores Externos

Los Estados Financieros dictaminados al 31 de diciembre de 2004 y 2003 incluidos en este Reporte han sido auditados por Deloitte, auditores independientes, según se establece en su informe anexo al presente Reporte.

Dentro de los órganos intermedios de la Compañía que apoyan al Consejo de Administración a cumplir con sus funciones de auditoría y seguimiento, la empresa cuenta con el órgano llamado Comité de Auditoria integrado por Julio Alfonso Millán Bojalil como Presidente y José Carral Escalante, Javier Macaya López Mancisidor, Víctor Segura Gómez y Salvador Villaseñor Arai como vocales; además cuenta con el apoyo del área de Auditoría Interna de la empresa.

Este Comité de Auditoría y el área de auditoría interna es el encargado de recomendar de forma anual al Consejo de Administración la designación del despacho de auditoría externa, así como los candidatos y perfiles profesionales de las personas asignadas a la auditoría de la empresa. Del mismo modo, se apoya directamente al Consejo de Administración en sus funciones de evaluación y seguimiento de los objetivos de auditoría, así como asegurar la independencia de los auditores externos. Este organismo apoya también al Consejo en la validación de la información financiera con la cual se dirige la sociedad y la cual se hace pública a los mercados financieros. Este Comité también tiene como norma interna el rotar al Socio a cargo de la Auditoría Externa cada 5 años, habiendo realizado el último en el 2001.

Galaz, Yamazaki, Ruíz Urquiza, S.C., representante de Deloitte & Touche, han sido auditores de Corporación Geo en los últimos 12 años, durante los cuales no han emitido ningún dictamen con salvedad, opinión negativa o abstención sobre los estados financieros. Cabe mencionar que durante el ejercicio 2004 la Compañía no solicitó a dicho despacho ningún servicio por conceptos diferentes a los de la auditoria de dicho ejercicio.

b) Operaciones con Personas Relacionadas y Conflictos de Interés

A la fecha de este Reporte, no existen ni han existido operaciones que se hayan llevado a cabo que involucren bienes, servicios o activos tangibles o intangibles en las que el emisor haya participado con personas relacionadas y conlleven conflictos de interés.

c) Administradores y Accionistas

Consejo de Administración. El Consejo de Administración de Geo (**con información de la Asamblea General Ordinaria del 22 de Abril del 2005**) está integrado por 14 consejeros propietarios, los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la

administración de los negocios de la Compañía. La Administración de la Sociedad estará a cargo de un Consejo de Administración integrado por un mínimo de 11 (once) y un máximo de 15 (quince) miembros propietarios que determine la Asamblea General Ordinaria de Accionistas. Los consejeros permanecerán en el cargo un año, a menos que sean relevados por la Asamblea General Ordinaria de Accionistas, pero en todo caso continuarán en el desempeño de sus funciones hasta en tanto los nuevos Consejeros hubieren sido nombrados y tomen posesión de sus cargos. Asimismo, los Consejeros podrán ser reelectos anualmente.

En todo caso, del número de Consejeros que integren el Consejo de Administración por lo menos, el veinticinco por ciento deberán ser Consejeros Independientes.

De conformidad con las leyes mexicanas, Geo debe tener por lo menos un comisario propietario y uno suplente, quienes son elegidos por los accionistas en la Asamblea General Anual Ordinaria de Accionistas. La función principal del comisario es informar a los accionistas de Geo en la Asamblea General Anual Ordinaria de Accionistas la precisión de los estados financieros presentados por el Consejo de Administración. De conformidad con las leyes mexicanas, el comisario también está facultado para: (i) convocar a Asambleas Ordinarias o Extraordinarias de Accionistas; (ii) hacer que se inserten en el orden del día de las Asambleas de Accionistas o en las sesiones del Consejo de Administración los puntos que considere pertinentes; (iii) asistir a las Asambleas de Accionistas o a las sesiones del Consejo de Administración con voz pero sin voto, a las cuales deberán ser citados; y (iv) en general, vigilar ilimitadamente y en cualquier tiempo las operaciones de la Compañía. El comisario también puede solicitar informes mensuales al Consejo de Administración en relación con aspectos importantes relativos a los asuntos de la Compañía, incluida la situación financiera.

De acuerdo a lo establecido en la Ley del Mercado de Valores, y cumpliendo con estándares internacionales el Consejo de Administración de Corporación GEO está conformado actualmente por cinco Consejeros Independientes y nueve Consejeros Relacionados.

Facultades del Consejo de Administración. De acuerdo a la reforma de los Estatutos de la Compañía **(aprobada en la Asamblea General Extraordinaria del 22 de Abril del 2005)**, el Consejo de Administración tiene la representación legal de la Sociedad y goza de las más amplias facultades y poderes para realizar todas las operaciones inherentes al objeto social, salvo las encomendadas expresamente a la Asamblea General de Accionistas. El Consejo de Administración está investido en forma enunciativa más no limitativamente de las siguientes facultades o poderes:

A) General para pleitos y cobranzas que se otorga con todas las facultades generales y las especiales que requieran cláusula especial de acuerdo con la Ley, sin limitación alguna, en los términos de lo establecido en el párrafo primero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil Federal y de sus correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana; estará por consiguiente facultado en forma enunciativa más no limitativa para presentar querellas, denuncias penales y otorgar perdones, para constituirse en parte ofendida o coadyuvante en los procedimientos penales; desistirse de las acciones que intentare y de juicios de amparo; para transigir, para someterse a arbitraje, para articular y absolver posiciones, para hacer cesión de bienes, para recusar jueces, recibir pagos y ejecutar todos los otros actos expresamente determinados por la Ley, entre los que se incluyen representar a la Sociedad ante autoridades judiciales y administrativas, civiles o penales, ante autoridades y tribunales del trabajo, y ante la Secretaría de Relaciones Exteriores para celebrar convenios con el Gobierno Federal, en los términos de las fracciones primera y cuarta del Artículo 27 (veintisiete) Constitucional. El Consejo de Administración no podrá delegar en Ningún Consejero ni en el Presidente del Consejo de Administración de la Sociedad, ni en el Presidente Ejecutivo o Director General facultades para desahogar la prueba confesional, por lo que las personas que desempeñen dichos cargos están impedidos para absolver posiciones en todo juicio o procedimiento en que la Sociedad sea parte; las citadas facultades corresponderán exclusivamente a los apoderados de la Sociedad a quienes en forma expresa se les hayan otorgado; en el entendido que, el Consejo de Administración como órgano colegiado cuenta con dichas facultades por lo que podrá delegarlas en cualesquiera otras personas siempre que no ocupen los cargos mencionados.

B) General para actos de administración y de dominio de acuerdo con lo establecido en los párrafos segundo y tercero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil Federal y de sus correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana. En consecuencia, el Consejo de Administración queda investido de las más amplias facultades para administrar todos los negocios relacionados con el objeto de la Sociedad;

C) Para actos de administración con facultades específicas en materia laboral, en los términos del Artículo 2554 (dos mil quinientos cincuenta y cuatro), párrafo segundo y cuarto del Código Civil Federal y de sus correlativos en los Códigos Civiles vigentes en las Entidades Federativas de la República Mexicana, así como de acuerdo con lo dispuesto por los Artículos 11 (once), 692 (seiscientos noventa y dos) fracciones II y III, 786 (setecientos ochenta y seis), 876 (ochocientos setenta y seis) y demás relativos de la Ley Federal del Trabajo, para que comparezcan en su carácter de administradores y por lo tanto como representantes legales de la Sociedad, ante todas las autoridades del trabajo, relacionadas en el Artículo 523 (quinientos veintitrés) de la Ley Federal del Trabajo, así como ante el Instituto del Fondo Nacional para la Vivienda de los Trabajadores, Instituto Mexicano del Seguro Social y Fondo Nacional para el Consumo de los Trabajadores, en todos los asuntos relacionados con estas instituciones y demás organismos públicos, pudiendo deducir todas las acciones y derechos que correspondan a la Sociedad, con todas las facultades generales y las especiales que requieran cláusula especial conforme a la Ley, autorizándolos para que puedan comprometer en conciliación a la empresa, así como para que en representación de la misma dirijan las relaciones laborales de la Sociedad;

D) Para suscribir, otorgar, endosar y avalar toda clase de títulos de crédito, en los términos del Artículo 9° (noveno) de la Ley General de Títulos y Operaciones de Crédito;

E) Para abrir y cancelar cuentas bancarias a nombre de la Sociedad, así como para hacer depósitos y girar contra ellas y designar personas que giren en contra de las mismas;

F) Para nombrar y remover al Presidente Ejecutivo o Director General y Vicepresidentes y delegar la facultad de nombrar y remover a los demás funcionarios, apoderados, agentes, empleados, delegados y auditores internos o externos de la Sociedad, cuando lo estime conveniente, otorgarles facultades y poderes, así como determinar sus garantías, condiciones de trabajo y remuneraciones;

G) Facultad para otorgar y delegar poderes generales y especiales, revocar unos y otros y sustituirlos en todo o en parte, conforme a los poderes de que está investido, incluyendo expresamente la facultad para que las personas a quienes otorgue dichos poderes puedan, a su vez, otorgarlos, delegarlos, sustituirlos o revocarlos, en todo o en parte a favor de terceros;

H) Sin perjuicio de lo establecido en el Artículo Trigésimo Noveno de los Estatutos Sociales, podrá establecer los demás comités o comisiones especiales que considere necesarios para el desarrollo de las operaciones de la Sociedad, fijando, en su caso, las facultades y obligaciones de tales comités o comisiones, incluyendo la integración de un Comité de Nominaciones de Consejeros Independientes y determinar el número de miembros que lo integren y las reglas que fijan su funcionamiento. Dichos comités o comisiones no tendrán facultades que conforme a la Ley o a estos Estatutos correspondan en forma exclusiva a la Asamblea General de Accionistas o al Consejo de Administración;

I) La facultad indelegable para determinar el sentido en que deberán ser emitidos los votos correspondientes a las acciones propiedad de la Sociedad, en las Asambleas Ordinarias, Extraordinarias y Especiales de Accionistas en que sea titular de la mayoría de las acciones de la sociedad;

J) La facultad indelegable para resolver acerca de los programas de adquisición de acciones de la Sociedad de conformidad con lo dispuesto en el Artículo Décimo Segundo de los Estatutos Sociales de la Sociedad, la Ley del Mercado de Valores y las disposiciones de carácter general

que sobre el particular dicte la Comisión Nacional Bancaria y de Valores, así como para designar apoderados encargados de la administración de dicho programa;

K) La facultad indelegable de conocer y acordar lo correspondiente en relación a:

(i) Analizar y evaluar el desempeño de las actividades del Presidente Ejecutivo o Director General de la Sociedad y conjuntamente con éste, el del Director General o Gerente General de las subsidiarias;

(ii) Aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario;

(iii) Aprobar, previa opinión favorable del Comité de Auditoria, cualquier negocio o contrato con sus accionistas, con familiares de sus accionistas, con sus subsidiarias y/o afiliadas y los accionistas de éstas.

(iv) Aprobar, con la opinión favorable del Comité de Auditoria, las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 bis 3, fracción cuarta, inciso d), de la Ley del Mercado de Valores.

(v) Resolver sobre la compra o venta del 10% o más del activo de la Sociedad;

(vi) Otorgar garantías por un monto superior al 30% de los activos de la Sociedad;

(vii) Resolver sobre todas aquellas operaciones distintas a las mencionadas en los numerales (ii), (v) y (vi) anteriores y que representen más del 1% (uno) del activo de la Sociedad o de sus subsidiarias.

(viii) Presentar a la asamblea de accionistas el reporte del Comité de Auditoria.

L) Para establecer sucursales en la República Mexicana o en el Extranjero;

M) Para aprobar planes de opción de compra de acciones, para directivos y trabajadores de la Sociedad y sus subsidiarias, así como sobre la manera en que deberán implementarse dichos planes y sus modificaciones;

N) Para expedir lineamientos internos, códigos de conducta y demás ordenamientos que, entre otros aspectos, establezcan el régimen autorregulatorio aplicable a los Consejeros, directivos, apoderados y empleados de la Sociedad y de sus subsidiarias;

Ñ) Para llevar a cabo todos los actos autorizados por estos Estatutos Sociales o que sean consecuencia de éstos.

La tabla siguiente muestra la relación de los actuales consejeros de Corporación Geo, quienes fueron electos en la Asamblea General Ordinaria de Accionistas del 22 de abril de 2005:

Nombre	Cargo	Fecha de inicio de funciones
Luis Orvañanos Lascurain	Presidente	14/11/1986
Carlos García Vélez y Cortázar	Consejero	14/11/1986
Emilio Cuenca Friederichsen	Consejero	14/11/1986
Miguel Angel Gómez Mont Urueta	Consejero	10/08/1988
Francisco Arellano Benítez	Consejero	27/04/1995

Víctor Segura Gómez	Consejero	26/04/2002
Salvador Villaseñor Arai	Consejero	22/04/2005
José Manuel Agudo Roldán	Consejero	10/08/1988
Roberto Ordorica Barrera	Consejero	25/04/2005
José Carral Escalante	Consejero Independiente	04/05/1994
Julio Alfonso Millán Bojalil	Consejero Independiente	22/04/2003
Gilberto Pérez Alonso Cifuentes	Consejero Independiente	22/04/2003
Alfredo Achar Tussie	Consejero Independiente	22/04/2005
Javier Macaya López Mancisidor	Consejero Independiente	22/04/2005

Los siguientes miembros del Consejo de Administración son funcionarios de Corporación Geo, S.A. de C.V.:

Arq. Luis Orvañanos Lascurain	Presidente
Arq. Carlos García Vélez y C.	Vicepresidente de Diseño
Ing. Miguel A. Gómez Mont Urueta	Vicepresidente Ejecutivo
Arq. Francisco Arellano Benítez	Vicepresidente de Operaciones
C.P. Víctor Segura Gómez	Vicepresidente de Administración y Finanzas
Lic.Salvador Villaseñor Arai	Vicepresidente Legal

Adicionalmente, las siguientes personas forman parte también del Consejo de Administración de: Geo Edificaciones, S.A. de C.V., Geo Hogares Ideales, S.A. de C.V., Geo Querétaro S.A. de C.V., Geo Baja California, S.A. de C.V., Geo Morelos, S.A. de C.V. Geo Puebla, S.A. de C.V., Geo Tamaulipas, S.A. de C.V., Geo Jalisco, S.A. de C.V, Geo Monterrey, S.A. de C.V., Geo Guanajuato, S.A. de C.V., Geo Guerrero, S.A. de C.V., Geo Veracruz, S.A. de C.V., Geo Oaxaca, S.A. de C.V. (excepto el Arq. Francisco Arellano Benítez), Geo D.F., S.A. de C.V., y Geo Laguna, S.A. de C.V., todas ellas empresas subsidiarias de Corporación Geo, S.A. de C.V.:

Arq. Luis Orvañanos Lascurain	Presidente
C.P. Emilio Cuenca Friederichsen	Secretario
Ing. Miguel Gómez Mont Urueta	Vocal
Arq. Carlos García Vélez y Cortázar	Vocal
Arq. Francisco Arellano Benítez	Vocal
C.P. Joaquín Gómez Álvarez	Comisario

A continuación se presenta una breve descripción de la trayectoria profesional de los principales miembros del Consejo de Administración de Corporación Geo, S.A. de C.V.:

Luis Orvañanos Lascurain, Director General y Presidente, (60)
El Arq. Orvañanos fundó Geo en 1973. La experiencia del Arq. Orvañanos incluye la fundación de más de 31 compañías de construcción y promoción de vivienda, habiendo vendido más de 185,000 casas en total. El Arq. Orvañanos es actualmente miembro del Consejo de Administración de Afore Santander Mexicano y de Hipotecaria Su Casita. El Arq. Orvañanos es egresado de la Universidad Iberoamericana de la carrera de Arquitectura.

Miguel Gómez-Mont Urueta, Vicepresidente Ejecutivo, (51)
El Ing. Miguel Gómez Mont ha sido empleado de Geo por 15 años y tiene 12 años de experiencia adicional en la Industria de la Vivienda. Miguel Gómez-Mont es Presidente Fundador de la Cámara Nacional de Desarrolladores Industriales de Vivienda (CANADEVI), miembro del Consejo Nacional de

Fomento a la Vivienda (CONAFOVI) y ha sido miembro de varias instituciones como CANACO, CNIC y COPARMEX. El Ing. Gómez-Mont es egresado de la carrera de Ingeniería Industrial de la Universidad Iberoamericana y tiene una maestría en Administración de Empresas del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Actualmente, es miembro del Consejo de Administración de BBVA-Bancomer.

Carlos García-Vélez y Cortázar, Vicepresidente de Arquitectura y Diseño, (55)
El Arq. Carlos García-Vélez ha sido empleado de Geo desde hace 29 años. Como principal diseñador y arquitecto de la Compañía, ha sido responsable de la creación de los sistemas "La Morada" y "Geomorada". El Arq. Carlos García Vélez es el Director del Consejo Internacional de Arquitectos de la Américas, ha escrito 45 publicaciones a nivel nacional e internacional y ha recibido más de 14 premios en México y en el extranjero. Carlos García Vélez, es egresado de la Universidad Anáhuac y tiene una maestría en Diseño de la Universidad de Harvard.

Francisco Arellano Benítez, Vicepresidente de Operaciones, (50)
El Arq. Francisco Arellano ha sido empleado de Geo desde hace 29 años. Ha detentado varios puestos en la Compañía durante los últimos 15 años, es responsable de la planeación, ejecución y control de las operaciones físicas de Geo. Francisco Arellano, es egresado de la UNAM de la carrera de Arquitectura.

Víctor Segura Gómez, Vicepresidente de Administración y Finanzas, (51)
El C.P. Víctor Segura ha sido empleado de Geo desde hace 15 años. Ha ocupado varios puestos, tales como Sub-Director de administración y finanzas, Director de varias subsidiarias y Director de Finanzas. El C.P. Víctor Segura ha sido el diseñador de programas estratégicos corporativos como la "Fábrica de Casas", "Fábrica de Clientes" así como de los "Programas de Bursatilización". Tiene amplia experiencia en Finanzas Corporativas adquirida a lo largo de su trabajo por diferentes instituciones. Víctor Segura es egresado de la ESCA, del Instituto Politécnico Nacional, de la carrera de Contaduría Pública.

Salvador Villaseñor Arai, Vicepresidente Legal (54)
El licenciado Salvador Villaseñor tomo el lugar de Emilio Cuenca como Vicepresidente Legal. Salvador Villaseñor es licenciado en leyes por la Universidad Autónoma de México. Se ha desempeñado como secretario de administración en el Consejo de la Judicatura Federal, ha sido Director de Asuntos Legales para la Defensa de los Derechos Humanos. El Lic. Villaseñor ha detentado varios cargos en Corporación Geo como Consejero, Abogado y representante legal.

Emilio Cuenca Friederichsen, Consejero, (73)
El C.P. Emilio Cuenca fue empleado de Geo hasta el primer semestre del 2004. Ha sido auditor y banquero por más de 30 años. El C.P. Cuenca fue miembro del Consejo de Administración y Director de Crédito Hipotecario del Sur para Banca Cremi, y ha sido consejero de Crédito Hipotecario del Sur, Banca Cremi, Crédito Afianzador, Casa de Bolsa Cremi, Arrendadora Cremi, Cremicor, Inmobiliaria Habitat, Inmobiliaria Las Fuentes y FOVI, entre otras. El contador Cuenca es egresado de la UNAM de la carrera de Contaduría Pública. Actualmente es miembro del Consejo de Administración de Geo.

José Carral Escalante, Consejero Externo, (82)
El Lic. Carral ha sido miembro del Consejo de Administración desde 1994 y es miembro de la firma Carral Rubio del Cueto, S. C. El Lic. Carral cuenta con 39 años de experiencia internacional en la banca y ha formado parte de más de 35 Consejos de Administración. El Sr. Carral detenta el título de Licenciado en Derecho y varios diplomas de las universidades Berkeley, en California y la universidad de Nueva York.

José Manuel Agudo Roldán, Consejero, (59)
El Arq. Agudo ha sido miembro del consejo de Administración desde 1995 y es el Presidente de Hipotecaria Su Casita, miembro del Consejo Nacional de Fomento a la Vivienda (CONAFOVI) y miembro directivo de Softec, empresa dedicada a la investigación de mercado. Ha sido Presidente de la Unión Interamericana para la Vivienda y de PROVIVAC. El Arq. Agudo detenta el título de Arquitecto de la Universidad Nacional Autónoma de México (UNAM) y una maestría en finanzas del IBAFIN.

Julio A. Millán Bojalil, Consejero Externo, (69)

El Lic. Millán estudió economía y diplomacia en la Universidad Nacional Autónoma de México, en 1969 fundó una consultoría económica integral llamada Consultores Internacionales, SC., fue el creador del "Premio Nacional Tlacaélel de Consultoría Económica". Ha sido miembro del Consejo Directivo del Instituto Mexicano de Comercio Exterior; Director Sectorial Empresarial del Infonavit, asesor económico del a Cámara Nacional de Comercio de la Ciudad de México, entre otros. Fue merecedor de varios reconocimientos internacionales y nacionales tales como "Premio Yacatecuhtli", "Orden al Mérito de la República Italiana en grado de Comendador" y "Orden Imperial del Sol Naciente en el grado de Rayos de Oro". Actualmente es escritor y catedrático en varias Universidades del país.

Gilberto Pérez Alonso Cifuentes, Consejero Externo
El Lic. Pérez Alonso ostenta los grados de Lic. En Leyes y Maestro en Administración de Empresas. Cursó el programa de Finanzas Corporativas en la Universidad de Harvard. Formó parte del Grupo Cifra en diversos cargos, también fue Vicepresidente Ejecutivo de Administración y Finanzas de Grupo Televisa. Actualmente es Tesorero de la Fundación Vamos México, Asesor de la Presidencia de Grupo Televisa, miembro del Comité de Inversiones de IBM de México y consejero de las siguientes empresas: Consejo Consultivo del Banco Nacional de México, Afore y Siefore Banamex Citigroup, Grupo Gigante, Southem Peru Copper Corporation, Masnegocio.com y Compartamos Oportunidades Financieras.

Alfredo Achar Tussie, Consejero Externo
El Sr. Alfredo Achar Tussie actualmente es el Director General y Presidente del Consejo de Administración de Comercial Mexicana de Pinturas, S.A. de C.V. y de sus compañías filiales. Asimismo, es consejero empresarial de diversas empresas comerciales, inmobiliarias, de asistencia social e institutos de crédito como son, entre otras, AMIAP, Fundación Mexicana para el Desarrollo Rural, O.S.E. Banca Mifel y Valorum, S.A. de C.V., Institución de Fondos de Inversión. El Sr. Achar ha recibido diversos reconocimientos a través de los años, tales como la Medalla al Mérito Empresarial otorgada por la Cámara Nacional de Comercio de la Ciudad de México, el Premio Nacional de Filantropía otorgado por la Asociación Mexicana de Profesionales, entre otros.

Roberto Ordorica Barrera, Consejero
El Sr. Ordorica obtuvo su licenciatura en Planeación del Massachussets Institute of Technology en Cambridge, Massachussets. Posteriormente continúo sus estudios de posgrado en City Planning y en Real Estate en esta misma institución. Actualmente es el Presidente Director General de Prudential Real Estate Investors en Latino América. Asimismo, es el Director de Atlántica Residencial, S.A. una constructora brasileña dedicada a la construcción de viviendas de interés social y medio. También es miembro del Urban Land Institute y de la Sociedad Mexicana de geografía y Estadisticas.

Javier Macaya Mancisidor, Consejero Externo
El Sr. Macaya es el fundador, dueño y Presidente de Athelera LLC, una consultoría de inversiones bancarias con cede en la ciudad de Nueva York.Es el co-fundador, socio y director de Violy, Byorum & Partners LLC, un banco inversor latino americano. Actualmente el Sr. Macaya es el director de MPG USA, Fun & Basics y MiCash.

Los consejeros durarán en su cargo por el término que determine la Asamblea General Ordinaria de Accionistas que los elija, y continuarán en sus funciones mientras no tomen posesión de su cargos las personas designadas para sustituirlos y podrán ser reelectos.

No se requerirá ser accionista para poder ser designado Consejero propietario o suplentes. La misma asamblea decidirá si se nombran Consejeros suplentes y el régimen de suplencia.

Asimismo, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la Administración de la compañía o a sus accionistas.

Accionistas Principales. Al 22 de Abril del 2005, el capital social de la Compañia se componía de 532,713,759(*) acciones serie "B", ordinarias, sin expresión de valor nominal.

(*) Cabe destacar que con objeto de dar continuidad al Programa de Acciones para Empleados aprobado por la Asamblea General Ordinaria de Accionistas el 31 de Marzo de 1997 y confirmado por la Asamblea

General Ordinaria de Accionistas el 27 de Abril del 2001, la cantidad de 5'885,884 y 4'153,710 obligaciones fueron convertidas en acciones de la serie B de Corporación Geo durante los días 17 y 27 de Diciembre del 2004, respectivamente y que ya están incluidas en el número total de acciones arriba mencionadas.

Las acciones que integran el capital (**con información de la Asamblea General Ordinaria del 22 de Abril del 2005**) están integradas como sigue:

	No. de acciones	**% del total**
Miembros del Consejo de Administración	117,859,586	22.1%
Fideicomisos de empleados	428,870	0.08%
Total Grupo de Control	**118,288,456**	**22.2%**
Público Inversionista (**)	413,983,503	77.7%
Acciones en Tesorería (Fondo recompra)	441,800	0.08%
Total Acciones en circulación	**532'713'759**	**100.0%**

(**) Ver "Información General-Otros Valores Inscritos en el RNV"

Del total de los miembros del Consejo de Administración, 5 de ellos poseen más del 1% del total de acciones en circulación.

Ningún funcionario de la Compañía ó sus subsidiarias, diferentes a los miembros del Consejo de Administración, poseen más del 1% del total de acciones en circulación

Del total de 14 Consejeros, 7 de ellos son accionistas de La Compañía. A la fecha de éste Reporte, no existen familiares de Consejeros que sean accionistas beneficiarios del 5% o más del total de acciones en circulación con derecho a voto de la emisora, ni personas morales accionistas beneficiarias en dichos términos.

Principales Funcionarios. La tabla siguiente (**con información de la Asamblea General Ordinaria del 22 de Abril del 2005**) muestra a los principales funcionarios de la Compañía e indica su cargo y la antigüedad de los mismos en ella:

Nombre y Edad	***Cargo***	***Años en la Cía***	***Años en la Rama***
Arq. Luis Orvañanos Lascurain	Presidente	31	42
Arq. Carlos García Vélez y C.	Vicepresidente de Diseño	30	32
Ing. Miguel A. Gómez Mont Urueta	Vicepresidente Ejecutivo	17	26
Arq. Francisco Arellano Benítez	Vicepresidente de Operaciones	30	30
C.P. Víctor Segura Gómez	Vicepresidente de Administración y Finanzas	17	17
Salvador Villaseñor Arai	Vicepresidente Legal	10	ND

El monto total que representan en conjunto las compensaciones y prestaciones que percibieron los principales funcionarios de la emisora durante el último ejercicio fue de $25,550,099.

Política de Dividendos. La política de la Emisora es la de reinvertir sus utilidades en el negocio por lo que no se distribuyen dividendos a inversionistas. Por otra parte, es política del grupo el adecuar anualmente el capital contable de las subsidiarias, ya sea incrementándolo o disminuyéndolo, a fin de que éstas cuenten con el capital necesario para el volumen de sus operaciones.

RESUMEN DE LAS MODIFICACIONES A LOS ESTATUTOS SOCIALES:

d) Estatutos Sociales y Otros Convenios

1).- Mediante escritura número cuarenta y dos mil doscientos noventa y nueve, de fecha trece de marzo de mil novecientos ochenta y uno, ante el Notario Número Sesenta del Distrito Federal, Licenciado don Francisco de P. Morales Díaz, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL NUMERO CERO CERO CERO TREINTA Y CINCO MIL SETECIENTOS CUATRO, se constituyó ""GRUPO ARGOS"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, con domicilio en México, Distrito Federal, duración de noventa y nueve años, con capital social mínimo sin derecho a retiro de CINCUENTA MILLONES DE PESOS, MONEDA NACIONAL, (hoy CINCUENTA MIL NUEVOS PESOS, MONEDA NACIONAL), y un máximo ilimitado, y convenio de admisión de extranjeros.

2).- Escritura número doscientos veintisiete mil ochocientos catorce, de fecha once de marzo de mil novecientos ochenta y siete, ante el entonces Notario Número Ochenta y Siete del Distrito Federal, Licenciado don Tomás Lozano Molina, actuando como asociado y en el protocolo del Lic. Don Francisco Lozano Noriega, entonces notario 10 del Distrito Federal, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "GRUPO ARGOS", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, cambió su denominación social por la de "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, y reformó al efecto la cláusula Primera de sus estatutos sociales.

3).- Escritura número doscientos treinta y cinco mil ochocientos, de fecha veinticinco de noviembre de mil novecientos ochenta y ocho, ante el entonces Notario Número Ochenta y Siete del Distrito Federal, Licenciado don Tomás Lozano Molina, actuando como asociado y en el protocolo del Lic. Don Francisco Lozano Noriega, entonces notario 10 del Distrito Federal, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de CINCUENTA Y TRES MILLONES CIENTO VEINTICINCO MIL PESOS, MONEDA NACIONAL, (hoy CINCUENTA Y TRES MIL CIENTO VEINTICINCO NUEVOS PESOS, MONEDA NACIONAL), para fijarlo en la suma de CIENTO TRES MILLONES CIENTO VEINTICINCO MIL PESOS, MONEDA NACIONAL, (hoy CIENTO TRES MIL CIENTO VEINTICINCO NUEVOS PESOS, MONEDA NACIONAL), y reformó al efecto la cláusula QUINTA, de sus estatutos sociales.

4).- Escritura número siete mil setecientos ochenta y tres, de fecha veintidós de junio de mil novecientos ochenta y nueve, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, reformó la cláusula QUINTA de sus estatutos sociales, relativa a los términos y procedimientos para llevar a cabo la reducción del capital social en la parte fija y parte variable.

5).- Escritura número ocho mil trescientos cincuenta y ocho, de fecha dieciocho de agosto de mil novecientos ochenta y nueve, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, disminuyó su capital social en la parte fija, para quedar en la suma de OCHENTA Y DOS MILLONES QUINIENTOS MIL PESOS, MONEDA NACIONAL, hoy OCHENTA Y DOS MIL QUINIENTOS NUEVOS PESOS,

MONEDA NACIONAL, y reformado al efecto el primer párrafo de la cláusula QUINTA, de los estatutos sociales.
6).- Escritura número nueve mil setecientos sesenta y tres, de fecha nueve de enero de mil novecientos noventa, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, cambió su denominación social por la de "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, y reformada al efecto la cláusula PRIMERA de los estatutos sociales.
7).- Escritura número nueve mil novecientos ocho, de fecha veinticuatro de enero de mil novecientos noventa, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de TREINTA Y SIETE MILLONES QUINIENTOS MIL PESOS, MONEDA NACIONAL, (hoy TREINTA Y SIETE MIL QUINIENTOS NUEVOS PESOS, MONEDA NACIONAL), para fijarlo en la suma de CIENTO VEINTE MILLONES DE PESOS, MONEDA NACIONAL, (hoy CIENTO VEINTE MIL NUEVOS PESOS, MONEDA NACIONAL), y reformó al efecto la cláusula QUINTA de sus estatutos sociales.
8).- Escritura número treinta mil doscientos cinco, de fecha dieciséis de agosto de mil novecientos noventa y tres, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de CATORCE MILLONES OCHOCIENTOS OCHENTA MIL NUEVOS PESOS, MONEDA NACIONAL, para quedar fijado en la suma de QUINCE MILLONES DE NUEVOS PESOS, MONEDA NACIONAL) y reformó al efecto la cláusula QUINTA de sus estatutos sociales.
9).- Escritura número treinta y cuatro mil quinientos once, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, redujo su capital en la parte fija, en la cantidad de DOS MILLONES DOSCIENTOS CINCUENTA MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy DOS MILLONES DOSCIENTOS CINCUENTA MIL PESOS, MONEDA NACIONAL), para quedar fijado en la suma de DOCE MILLONES SETECIENTOS CINCUENTA MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy DOCE MILLONES SETECIENTOS CINCUENTA MIL PESOS, MONEDA NACIONAL), y reformó al efecto la CLAUSULA QUINTA de los estatutos sociales.
10).- Escritura número treinta y cuatro mil quinientos doce, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el mismo Notario que la anterior, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, a la cantidad de TRECE MILLONES TRESCIENTOS CUARENTA Y CINCO MIL DOSCIENTOS CINCUENTA NUEVOS PESOS, MONEDA NACIONAL, (hoy TRECE MILLONES TRESCIENTOS CUARENTA Y CINCO MIL DOSCIENTOS CINCUENTA PESOS, MONEDA NACIONAL), y reformó al efecto el primer párrafo de la CLAUSULA QUINTA de los estatutos sociales.
11).- Escritura número treinta y cuatro mil quinientos catorce, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el mismo Notario que la anterior, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL

número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, a la cantidad de TREINTA Y DOS MILLONES DE NUEVOS PESOS, MONEDA NACIONAL, (hoy TREINTA Y DOS MILLONES DE PESOS, MONEDA NACIONAL); y reformó al efecto el primer párrafo de la CLAUSULA QUINTA de los estatutos sociales.

12).- Escritura número treinta y cuatro mil quinientos quince, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el mismo Notario que la anterior, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, a la suma de TREINTA Y OCHO MILLONES SEISCIENTOS MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy TREINTA Y OCHO MILLONES SEISCIENTOS MIL PESOS, MONEDA NACIONAL), y reformó al efecto el primer párrafo de la CLAUSULA QUINTA de los estatutos sociales.

13).- Escritura número treinta y cuatro mil quinientos diecisiete, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de TRECE MILLONES DOSCIENTOS TREINTA MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy TRECE MILLONES DOSCIENTOS TREINTA MIL PESOS, MONEDA NACIONAL), para quedar fijado en la suma de CINCUENTA Y UN MILLONES OCHOCIENTOS TREINTA MIL NUEVOS PESOS, MONEDA NACIONAL, hoy CINCUENTA Y UN MILLONES OCHOCIENTOS TREINTA MIL PESOS, MONEDA NACIONAL) y reformó al efecto la CLAUSULA QUINTA de los estatutos sociales.

14).- Escritura número treinta y cinco mil seiscientos ochenta y siete, de fecha veinticinco de julio de mil novecientos noventa y cuatro, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE reformó totalmente sus estatutos sociales, quedando como su denominación social "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, duración de noventa y nueve años, contados a partir del veintiséis de julio de mil novecientos noventa y cuatro, domicilio en México, Distrito Federal, capital social mínimo fijo de CINCUENTA Y UN MILLONES OCHOCIENTOS TREINTA MIL PESOS, MONEDA NACIONAL, y convenio de admisión de extranjeros.

15).- Escritura número doscientos sesenta y dos mil novecientos ocho, de fecha seis de junio de mil novecientos noventa y cinco, ante la Notario Doscientos Siete del Distrito Federal, Licenciada doña Georgina Schila Olivera González, actuando como asociada en el protocolo del Lic. Tomás Lozano Molina, Notario 10 del Distrito Federal, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, reformó el PUNTO CUATRO de la CLAUSULA SEGUNDA, relativa al objeto social, el PUNTO NUEVE de la CLAUSULA DECIMA TERCERA relativa a las asambleas, y el primer párrafo de la CLAUSULA DECIMA OCTAVA de los estatutos sociales.

16).- Escritura número doscientos sesenta y seis mil novecientos siete, de fecha dos de octubre de mil novecientos noventa y seis, ante el Notario número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó el capital social EN LA PARTE FIJA en la suma de CATORCE MILLONES CUATROCIENTOS CINCUENTA Y CINCO MIL QUINIENTOS DOS PESOS, MONEDA NACIONAL y VEINTITRES MILLONES QUINIENTOS VEINTISIETE MIL TRESCIENTOS DIECISIETE PESOS, MONEDA

NACIONAL; o sea un total de TREINTA Y SIETE MILLONES NOVECIENTOS OCHENTA Y DOS MIL OCHOCIENTOS DIECINUEVE PESOS, MONEDA NACIONAL; para quedar fijado en la suma de OCHENTA Y NUEVE MILLONES OCHOCIENTOS DOCE MIL OCHOCIENTOS DIECINUEVE PESOS, MONEDA NACIONAL y reformó parte del artículo quinto de sus estatutos sociales.

17).- Escritura número doscientos sesenta y ocho mil cuatrocientos cincuenta y cuatro, de fecha dos de junio de mil novecientos noventa y siete, ante el Notario Número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, ""CORPORACION GEO"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó el capital social en la parte fija en la suma de DOS MILLONES CUATROCIENTOS TREINTA Y SIETE MIL SETECIENTOS PESOS, MONEDA NACIONAL para quedar fijado en la suma de NOVENTA Y DOS MILLONES DOSCIENTOS CINCUENTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, representado por ochenta y dos millones setenta y nueve mil trescientas ocho acciones, y AUMENTO su capital social en la parte fija en dos partes, en la cantidad total de TREINTA Y DOS MILLONES CUATROCIENTOS OCHENTA MIL PESOS, MONEDA NACIONAL, siendo la primera por VEINTEISEIS MILLONES OCHOCIENTOS OCHENTA MIL PESOS, MONEDA NACIONAL, y la segunda por CINCO MILLONES SEISCIENTOS MIL PESOS, MONEDA NACIONAL, representado por ciento once millones setenta y nueve mil trescientas ocho acciones, en la misma se convino en que una vez que finalizara la colocación de las acciones, el Consejo de Administración determinaría el monto exacto del aumento y procedería a la reforma de la CLAUSULA QUINTA de sus Estatutos Sociales.

18).- En escritura número doscientos setenta y dos mil noventa y ocho, de fecha veintiséis de mayo de mil novecientos noventa y ocho, ante el Notario número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, ""CORPORACION GEO"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, reformó la CLAUSULA NOVENA de sus Estatutos Sociales.

19).- En escritura número doscientos setenta y dos mil ochocientos, de fecha veinticuatro de julio de mil novecientos noventa y ocho, ante el Notario número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, ""CORPORACION GEO"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, el Consejo de Administración en uso de las facultades conferidas en la escritura mencionada en el inciso diecisiete que antecede, señaló que el importe total del capital fijo sin derecho a retiro era la cantidad de CIENTO VEINTICUATRO MILLONES SETECIENTOS TREINTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, representado por ciento once millones setenta y nueve mil trescientas ocho acciones comunes, nominativas sin expresión de valor nominal correspondiente a la Serie "B", por lo que procedió a la modificación de la CLAUSULA QUINTA de sus Estatutos Sociales.

20).- Escritura número doscientos ochenta mil ochocientos ochenta y seis, de fecha veintiocho de junio del dos mil uno, ante el Notario número Diez del Distrito Federal, Licenciado Tomás Lozano Molina, pendiente aún de ser inscrita en el Registro Público de Comercio del Distrito Federal, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumento su capital social en la parte fija en la suma de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS NOVENTA Y UN PESOS, MONEDA NACIONAL, por lo que el capital total de la sociedad quedó fijado en la suma de CIENTO OCHENTA MILLONES SETECIENTOS TREINTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, reformando al efecto la cláusula quinta de sus estatutos sociales.

21).- Escritura número doscientos ochenta y un mil setecientos ochenta y ocho, de fecha doce de octubre del dos mil uno, ante el Notario número Diez del Distrito Federal,

Licenciado Tomás Lozano Molina, pendiente aún de ser inscrita en el Registro Público de Comercio del Distrito Federal, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, redujo su capital social en la parte fija en la cantidad de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS NOVENTA Y UN PESOS, MONEDA NACIONAL, cancelando sesenta millones seiscientas seis mil setecientas setenta y ocho acciones ordinarias, sin expresión de valor nominal, de la Serie "B", representativas de la parte fija del capital social y aumentó su capital social en la parte fija en la suma de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS NOVENTA Y UN PESOS, MONEDA NACIONAL, mediante la emisión de sesenta millones seiscientas seis mil setecientas setenta y ocho nuevas acciones ordinarias, sin expresión de valor nominal, de la Serie "B", representativas de la parte fija del capital social (que se encuentran en la Tesorería de la sociedad), modificando al efecto el primer párrafo de la cláusula quinta y reformó adicionalmente las cláusulas octava; séptima; novena; décimo tercera en su inciso dos; décimo cuarta; décimo octava; vigésima inciso cinco y subinciso (f) del inciso seis; vigésima quinta en su primer párrafo y trigésima quinta de sus estatutos sociales.

22) Escritura número doscientos ochenta y seis mil ochenta y cinco, de fecha diecisiete de junio del dos mil tres, ante el Notario número Doscientos siete Asociado a Don Tomas Lozano Molina, Notario número Diez del Distrito Federal, inscrita en el Registro Federal Público de Comercio del Distrito Federal en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.

23) Escritura número doscientos ochenta y nueve mil, ciento treinta y cinco, de fecha once de junio del dos mil cuatro, ante el Notario número Diez del Distrito Federal, Licenciado Tomás Lozano Molina, inscrita ante el Registro Público de Comercio del Distrito Federal bajo el Folio Mercantil 35704, en la que "CORPORACION GEO", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, redujo su capital social en la suma de cincuenta y seis millones de pesos Moneda Nacional, para quedar en la suma de ciento veinticuatro millones setecientos treinta mil quinientos diecinueve pesos, moneda nacional. Y aprobó la realización de una re-estructura accionaria sobre el total de las acciones representativas del capital social de CORPORACION GEO, S.A. DE C.V. dividiendo cada acción de las en que actualmente se divide el capital social en cinco nuevas acciones ordinarias, nominativas sin expresión de valor nominal correspondientes a la Serie "B".

Derechos Corporativos que Otorgan las Acciones

Toda persona que adquiera una o más acciones asumirá todos los derechos y obligaciones de los cesionarios en relación con la Sociedad. La posesión de una o más acciones significa la aceptación por parte del tenedor de las disposiciones contenidas en los Estatutos Sociales de la Sociedad, en las reformas o modificaciones que se hagan a los mismos y de las resoluciones tomadas por las Asambleas Generales de Accionistas y por el Consejo de Administración, sin perjuicio del derecho de oposición y separación que se consigna en los Artículos del 200 (doscientos) al 206 (doscientos seis) de la Ley General de Sociedades Mercantiles y del derecho de denunciar irregularidades o exigir responsabilidades en relación con la administración de la Sociedad.

Dentro de su respectiva Serie cada acción conferirá iguales derechos y obligaciones a sus tenedores. La Sociedad podrá emitir acciones no suscritas, que conservará en Tesorería. Los suscriptores recibirán las constancias respectivas contra el pago total de su valor nominal y de las primas que, en su caso, fije la Sociedad.

En su caso, las acciones de la Serie "L" de voto limitado y otros derechos corporativos limitados, tendrán derecho a asistir y emitir un voto por acción, única y exclusivamente en las Asambleas Especiales de dicha Serie y en las Asambleas Generales Extraordinarias de Accionistas que se reúnan para tratar de los siguientes asuntos:

(i) Cancelación de la inscripción de las acciones de la Serie "L" en bolsas de valores nacionales o extranjeras en las que se encuentren registradas. No se considerarán bolsas los sistemas de cotización u otros mercado que no estén organizados como bolsas de valores conforme a la legislación del país de que se trate;

(ii) Prórroga de la duración de la Sociedad;

(iii) Transformación de la Sociedad en otra especie de sociedad. No se entiende que hay transformación por el cambio de la modalidad de capital fijo a variable y viceversa;

(iv) Fusión;

(v) Cambio de objeto de la Sociedad;

(vi) Escisión; y

(vii) Disolución y liquidación.

(viii) Cambio de nacionalidad de la Sociedad.

Los accionistas titulares de acciones de la Serie "L" no tendrán derecho de asistir a las Asambleas Generales de Accionistas diversas a las antes mencionadas.

Los accionistas titulares de acciones de la Serie "L" tendrán derecho a nombrar en una Asamblea Especial, por mayoría de votos, a dos Consejeros Propietarios. Toda minoría de titulares de acciones Serie "L" que representen un 10% (diez por ciento) del Capital Social, tendrá derecho a designar en la Asamblea Especial a un Consejero. En el supuesto de que la minoría citada realice la designación de un Consejero, el otro miembro del Consejo que corresponda a la Serie "L" será designado por mayoría de votos sin computar los votos que correspondan a los accionistas que hayan hecho la designación. La designación de Consejeros que realice la Asamblea Especial de Accionistas de la Serie "L" deberá ser notificada a la Asamblea General Ordinaria de Accionistas que se reúna para el nombramiento de los miembros del Consejo de Administración de la Sociedad. La revocación de los Consejeros que nombren los accionistas de la Serie "L" deberá ser aceptada previamente por dichos accionistas, reunidos en Asamblea Especial.

Sólo podrán revocarse los nombramientos de los Consejeros designados por los accionistas referidos en los párrafos inmediatos anteriores, cuando se revoque el de todos los demás Consejeros de la Sociedad.

En los aumentos de Capital por pago en efectivo, los accionistas tendrán preferencia para suscribir las nuevas acciones que se emitan para representar el aumento, en proporción al número de acciones de que sean titulares dentro de la respectiva Serie al momento de decretarse el aumento de que se trate. Este derecho deberá ejercitarse dentro del plazo que para tal efecto establezca la Asamblea que decrete el aumento, el cual en ningún caso podrá ser inferior a 15 (quince) días naturales contados a partir de la fecha de publicación del aviso correspondiente en la Gaceta Oficial del domicilio social.

En caso de que después de la expiración del plazo durante el cual los accionistas debieran de ejercitar el derecho de preferencia que se les otorga en este Artículo, aún quedasen sin suscribir algunas acciones, éstas podrán ser ofrecidas para su suscripción y pago, en las condiciones y plazos que determine la propia Asamblea que hubiese decretado el aumento del Capital, o en los términos en que disponga el Consejo de Administración o los Delegados designados por la Asamblea a dicho efecto.

Los accionistas no gozarán del derecho de preferencia a que se hace mención en los párrafos anteriores cuando se trate de: (i) la fusión de la Sociedad, (ii) la conversión de obligaciones, (iii) la oferta pública en los términos de lo previsto por el Artículo 81 (ochenta y uno) de la Ley del Mercado de Valores y el Artículo Octavo de estos Estatutos Sociales, (iv) el aumento del Capital Social mediante el pago en especie de las acciones que se emitan o mediante la cancelación de pasivos a cargo de la sociedad, y (v) la colocación de acciones adquiridas por la Sociedad de conformidad con lo dispuesto por el Artículo Décimo Segundo de estos Estatutos Sociales.

En los aumentos por capitalización de cuentas del capital contable, todas las acciones tendrán derecho a la parte proporcional que les corresponda de las acciones que se emitan para amparar el aumento, salvo que el mismo se efectúe sin emisión de nuevas acciones, ya que los títulos que las representan no expresan valor nominal.

Cualquier accionista que vote en contra de las resoluciones mediante las cuales se resuelva la emisión de acciones no suscritas durante la Asamblea correspondiente, tendrá derecho a exigir de la Sociedad la colocación de sus acciones, al mismo precio en el que se ofrezcan al público las acciones materia de la emisión. En todo caso, dichos accionistas deberán pagar las comisiones que correspondan a los agentes colocadores y suscribirán los contratos que se requieran para lograr la colocación. La Sociedad tendrá obligación de colocar en primer lugar las acciones pertenecientes a los accionistas inconformes.

El ejercicio del derecho de retiro parcial o total de las aportaciones de los accionistas, notificado fehacientemente a la Sociedad, se realizará conforme a lo dispuesto por los Artículos 220 (doscientos veinte) y 221 (doscientos veintiuno) de la Ley General de Sociedades Mercantiles, sujetándose a la modalidad de que el reembolso correspondiente se pagará conforme al valor que resulte más bajo de los dos siguientes:

(i) El 95% (noventa y cinco por ciento) del valor de cotización en la Bolsa de Valores, obtenido del precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos 30 (treinta) días en que se hubieran negociado las acciones de la Sociedad, previos a la fecha en que el retiro deba surtir efectos, durante un período que no podrá ser superior a 6 meses, o bien;

(ii) El valor contable de las acciones, de acuerdo al balance general correspondiente al cierre del ejercicio inmediato anterior a aquel en que la separación debe surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

En caso de que el número de días en que se hayan negociado las acciones durante el período señalado en el párrafo anterior sea inferior a 30, se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho período, se tomará el valor contable de las acciones.

El pago del reembolso se hará exigible a la Sociedad a partir del día hábil siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que hubiere aprobado el balance general correspondiente al ejercicio en que el retiro debe surtir sus efectos.

Las solicitudes de retiro que formulen los accionistas se atenderán por la Sociedad en el orden en que se presenten.

La Asamblea General Extraordinaria podrá resolver la amortización de acciones con utilidades repartibles sin disminuir el Capital Social, cumpliendo lo previsto por el Artículo 136 (ciento treinta y seis) de la Ley General de Sociedades Mercantiles. La amortización se llevará a cabo, a elección de la Asamblea General Extraordinaria:

1. De manera proporcional entre todos los accionistas en tal forma que después de la amortización éstos tengan los mismos porcentajes respecto al Capital Social y participación accionaria que antes tenían.

2. En el caso de acciones que coticen en una bolsa de valores, mediante la adquisición de las propias acciones en la bolsa de que se trate, de acuerdo al sistema, precios, términos y demás condiciones que para ese efecto acuerde la asamblea correspondiente, la cual podrá delegar esa facultad en el Consejo de Administración o en delegados especiales.

3. En ningún caso se podrán amortizar acciones de forma tal que las acciones de la Serie "L" excedan los porcentajes máximos que se establecen en estos Estatutos Sociales.

Las acciones amortizadas quedarán anuladas y los títulos correspondientes deberán cancelarse.

Al momento en el que un grupo de accionistas mayoritarios (los Accionistas Mayoritarios) reciban una oferta de compra de sus acciones de un tercero de buena fe, deberán dar aviso (el "Aviso de Compra") a los demás accionistas (los Accionistas Minoritarios), mediante publicación en el Diario Oficial de la Federación y en uno de los periódicos de mayor circulación del domicilio de la sociedad, dentro de los diez días hábiles siguientes a la fecha en que reciban la oferta de compra, sujetándose, en su caso, a la normatividad vigente y a los términos y condiciones que, en su caso y para tal efecto determine la Comisión Nacional Bancaria y de Valores. El Aviso de Compra contendrá, en la forma más detallada posible, los términos y condiciones en que se llevará a cabo la posible venta (sin que en ningún caso se mencione el nombre del oferente con que se vaya a contratar), así como el derecho, más no la obligación de los Accionistas Minoritarios de participar en la venta de las acciones de la Sociedad.

Los Accionistas Minoritarios tendrán diez días hábiles contados a partir de la fecha de publicación del Aviso de Compra, para enviar al Presidente o al Secretario del Consejo de Administración de la Sociedad un aviso por escrito en el que harán saber si desean ejercer parcial o totalmente su derecho de participar en la posible venta de las acciones (el "Aviso de Participación") o, en su caso, que no tienen la intención de ejercer su derecho de participar en dicha venta. En caso de no recibir por parte de alguno de los Accionistas Minoritarios el Aviso de Participación dentro del plazo mencionado en el presente párrafo, se entenderá que no desean participar en la posible venta de las acciones.

Al momento en el que cualquiera de los Accionistas Minoritarios decidan participar en la venta de las acciones de acuerdo a lo que establece el segundo párrafo de esta sección, se entenderá que aceptan los mismos términos y condiciones, y se obligan a vender al mismo precio en el que se obligaron a vender los Accionistas Mayoritarios.

Una vez que el Presidente o el Secretario del Consejo de Administración de la Sociedad reciban el Aviso de Participación, los Accionistas Minoritarios deberán transferir parcial o totalmente sus acciones al tercero de buena fe, dentro del plazo que se establezca en el Aviso de Compra; obligándose a realizar cualquier trámite o gestión a fin de concluir la posible venta, incluyendo la firma del contrato respectivo.

Los gastos y honorarios derivados de la operación de venta se pagarán por los accionistas participantes en la misma proporción de las acciones que transfieran; en el entendido de que cada accionista participante se hará cargo, en su caso, de sus propios impuestos.

Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que representen cuando menos el 10% del Capital Social podrán solicitar se convoque a una Asamblea General de Accionistas en las cuales tengan derecho de asistencia, en los términos señalados en el Artículo 184 (ciento ochenta y cuatro) de la Ley General de Sociedades Mercantiles.

Desde el momento en que se publique la convocatoria para las Asambleas de Accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos relacionados con cada uno de los puntos establecidos en el Orden del Día.

Los accionistas podrán ser representados en las asambleas por la persona o personas que designen por carta poder firmada ante dos testigos o por mandatarios con poder general o especial suficiente otorgado en términos de la legislación aplicable o a través de los formularios a que se refiere el Artículo 14 Bis 3, fracción VI, inciso c) de la Ley del Mercado de Valores.

En las Asambleas de Accionistas cada acción tendrá derecho a un voto, las resoluciones serán tomadas por simple mayoría de votos de las acciones representadas si se trata de Asambleas Ordinarias. En el caso de Asambleas Extraordinarias, las resoluciones serán válidas si son aprobadas por el voto de las acciones que representen por lo menos el 50% (cincuenta por ciento) de las acciones con derecho a voto.

Los accionistas con acciones con derecho de voto, incluso en forma limitada o restringida, que reúna cuando menos el 10% de las acciones representadas en una Asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los términos y condiciones señalados en el Artículo 199 (ciento noventa y nueve) de la Ley General de Sociedades Mercantiles.

Los accionistas con acciones con derecho de voto, incluso en forma limitada o restringida, que representen cuando menos el 20% del Capital Social, podrán oponerse judicialmente a las resoluciones de las Asambleas Generales, respecto de las cuales tengan derecho de voto, siempre que se satisfagan los requisitos del Artículo 201 (doscientos uno) de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable el Artículo 202 (doscientos dos) de la citada ley.
Los accionistas que representen cuando menos el 15% del Capital Social, podrán ejercitar directamente la acción de responsabilidad civil contra los administradores, siempre que se satisfagan los requisitos establecidos en el Artículo 163 (ciento sesenta y tres) de la Ley General de Sociedades Mercantiles. Dicha acción podrá ejercerse también respecto de los Comisarios e integrantes del Comité de Auditoria, ajustándose al citado precepto legal.

Los accionistas de la Serie "B" tendrán derecho a designar por mayoría de votos presentes, por lo menos, a la mitad más uno de los Consejeros, los accionistas de la Serie "C" tendrán, en su caso, derecho a designar por mayoría, a los demás Consejeros, excepto en el caso de que los accionistas de la Serie "L" hubieren designado dos Consejeros, en cuyo caso los accionistas de la Serie "C" designarán al número de Consejeros restante para integrar el Consejo de Administración. Los accionistas de la Serie "B", "C" y "L" deberán observar lo dispuesto en el Artículo Trigésimo Primero en materia de Consejeros Independientes, de manera proporcional, a las designaciones que efectúen de Consejeros en la Sociedad.

Los accionistas de cada una de las Series que representen cuando menos un 10% (diez por ciento) del Capital Social pagado de la Sociedad, representado por acciones ordinarias, tendrán derecho a designar a un Consejero de la Serie que corresponda. Para computar la mayoría de votos de que trata este Artículo, no se computarán los votos de los accionistas minoritarios que hubieren hecho uso del derecho antes indicado.

Los titulares de acciones con o sin derecho de voto que representen cuando menos un 10% del Capital Social, podrán designar a un Comisario. Dicho nombramiento sólo podrá ser revocado cuando se revoque el de todos los demás Comisarios.

CLAUSULAS ESTATUTARIAS QUE LIMITEN O RESTRINJAN A LA ADMINISTRACION O A SUS ACCIONISTAS

Los accionistas extranjeros actuales o futuros de la Sociedad, se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto a las acciones de esta Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de que sea titular o bien de los derechos y obligaciones que deriven de los contratos en que sea parte esta Sociedad con las autoridades mexicanas, y a no invocar por lo mismo, la protección de su gobierno, bajo la pena, en caso contrario, de perder en beneficio de la Nación Mexicana las acciones emitidas por esta Sociedad que hubiese adquirido

La propiedad de las acciones y los traspasos sobre las mismas serán reconocidos por la Sociedad cuando hayan sido inscritos en el Libro de Registro de Acciones.

Cuando una persona o grupo de personas pretenda adquirir o adquiera en una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un 10% (diez por ciento) o más de las acciones que representen el Capital Social, en un periodo no mayor a 12 (doce) meses, deberán informar al Consejo de Administración y al público inversionista de tal propósito o hecho y en cualquier caso la intención con que se realiza la inversión. En caso de que el accionista o grupo de accionistas modificare la intención relativa

a su inversión en la Sociedad, deberá de informarlo de inmediato al Consejo de Administración y al público inversionista, indicando la nueva intención de las adquisiciones accionarias.

Cuando una persona o un grupo de personas propietarias del 30% (treinta por ciento) o más de las acciones emitidas y pagadas de la Sociedad, pretenda adquirir mediante una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un número de acciones equivalente al 5% (cinco por ciento) o sus múltiplos (esto es cinco, diez, quince, etc. por ciento) de Capital Social pagado adicional al porcentaje del que ya fuera propietario, deberá solicitar la autorización del Consejo de Administración y avisarlo al público inversionista con cuando menos treinta días naturales, antes de la realización de cada operación. Dicho aviso deberá manifestar la intención con que se pretende realizar dicha inversión. El Consejo de Administración contará con un plazo no mayor a treinta días naturales a partir de que hubiere recibido la solicitud correspondiente para otorgar o negar la autorización que para adquirir acciones se refiere este inciso.

La Sociedad no considerará como dueño de las acciones, y por ende, no reconocerá como accionista, a aquellas personas que no hubieren cumplido los requisitos previstos en los estatutos sociales y a que se refieren los dos párrafos inmediatos anteriores, y en consecuencia, le negará la inscripción en el Libro de Registro de Acciones.

Los miembros del Consejo de Administración y el Comisario no podrán representar a los accionistas en Asamblea alguna.

Los Consejeros, por el hecho de tomar posesión de su cargo, se obligan a cumplir y supervisar la observancia de las normas autorregulatorias que expida la Sociedad de conformidad con lo dispuesto por el Artículo Quincuagésimo Tercero de los Estatutos Sociales, así como a guardar en lo personal absoluta reserva de la información que les sea proporcionada por la Sociedad y su incumplimiento a lo previsto en el presente párrafo será causa de remoción por la Asamblea General Ordinaria de Accionistas, previa opinión del Comisario; no se considerará como incumplimiento de la obligación a que este párrafo se refiere la revelación que haga dicho Consejero en cumplimiento de una disposición legal.

De igual forma, e independientemente de sus demás obligaciones previstas en la Ley General de Sociedades Mercantiles y estos Estatutos Sociales, los Consejeros serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refieren los numerales (iv), (v), (vi) y (vii) inciso K) del Artículo Trigésimo Sexto de los Estatutos Sociales, salvo en el caso establecido por el Artículo 159 (ciento cincuenta y nueve) de la Ley General de Sociedades Mercantiles.

Sin perjuicio de que el Consejo de Administración expida políticas autorregulatorias o códigos de conducta aplicables a la Sociedad y sus subsidiarias, deberá emitir, por lo menos, lineamientos en materia de información privilegiada, conflictos de interés y competencia económica, los cuales serán de cumplimiento obligatorio para los Consejeros, los directivos, funcionarios, empleados y apoderados de la Sociedad y de sus subsidiarias, sin perjuicio del acatamiento que deberán realizar dichas personas a las normas contenidas en los ordenamientos legales que les sean aplicables.

Facultades del Consejo de Administración Contenidas en los Estatutos Sociales

El Consejo de Administración El Consejo de Administración tiene la representación legal de la Sociedad y goza de las más amplias facultades y poderes para realizar todas las operaciones inherentes al objeto social, salvo las encomendadas expresamente a la Asamblea General de Accionistas. El Consejo de Administración está investido en forma enunciativa más no limitativamente de las siguientes facultades o poderes:

A) General para pleitos y cobranzas que se otorga con todas las facultades generales y las especiales que requieran cláusula especial de acuerdo con la Ley, sin limitación alguna, en los términos de lo establecido en el párrafo primero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil Federal y de sus correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana; estará por consiguiente facultado en forma enunciativa

más no limitativa para presentar querellas, denuncias penales y otorgar perdones, para constituirse en parte ofendida o coadyuvante en los procedimientos penales; desistirse de las acciones que intentare y de juicios de amparo; para transigir, para someterse a arbitraje, para articular y absolver posiciones, para hacer cesión de bienes, para recusar jueces, recibir pagos y ejecutar todos los otros actos expresamente determinados por la Ley, entre los que se incluyen representar a la Sociedad ante autoridades judiciales y administrativas, civiles o penales, ante autoridades y tribunales del trabajo, y ante la Secretaría de Relaciones Exteriores para celebrar convenios con el Gobierno Federal, en los términos de las fracciones primera y cuarta del Artículo 27 (veintisiete) Constitucional. El Consejo de Administración no podrá delegar en Ningún Consejero ni en el Presidente del Consejo de Administración de la Sociedad, ni en el Presidente Ejecutivo o Director General facultades para desahogar la prueba confesional, por lo que las personas que desempeñen dichos cargos están impedidos para absolver posiciones en todo juicio o procedimiento en que la Sociedad sea parte; las citadas facultades corresponderán exclusivamente a los apoderados de la Sociedad a quienes en forma expresa se les hayan otorgado; en el entendido que, el Consejo de Administración como órgano colegiado cuenta con dichas facultades por lo que podrá delegarlas en cualesquiera otras personas siempre que no ocupen los cargos mencionados.

B) General para actos de administración y de dominio de acuerdo con lo establecido en los párrafos segundo y tercero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil Federal y de sus correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana. En consecuencia, el Consejo de Administración queda investido de las más amplias facultades para administrar todos los negocios relacionados con el objeto de la Sociedad;

C) Para actos de administración con facultades específicas en materia laboral, en los términos del Artículo 2554 (dos mil quinientos cincuenta y cuatro), párrafo segundo y cuarto del Código Civil Federal y de sus correlativos en los Códigos Civiles vigentes en las Entidades Federativas de la República Mexicana, así como de acuerdo con lo dispuesto por los Artículos 11 (once), 692 (seiscientos noventa y dos) fracciones II y III, 786 (setecientos ochenta y seis), 876 (ochocientos setenta y seis) y demás relativos de la Ley Federal del Trabajo, para que comparezcan en su carácter de administradores y por lo tanto como representantes legales de la Sociedad, ante todas las autoridades del trabajo, relacionadas en el Artículo 523 (quinientos veintitrés) de la Ley Federal del Trabajo, así como ante el Instituto del Fondo Nacional para la Vivienda de los Trabajadores, Instituto Mexicano del Seguro Social y Fondo Nacional para el Consumo de los Trabajadores, en todos los asuntos relacionados con estas instituciones y demás organismos públicos, pudiendo deducir todas las acciones y derechos que correspondan a la Sociedad, con todas las facultades generales y las especiales que requieran cláusula especial conforme a la Ley, autorizándolos para que puedan comprometer en conciliación a la empresa, así como para que en representación de la misma dirijan las relaciones laborales de la Sociedad;

D) Para suscribir, otorgar, endosar y avalar toda clase de títulos de crédito, en los términos del Artículo 9° (noveno) de la Ley General de Títulos y Operaciones de Crédito;

E) Para abrir y cancelar cuentas bancarias a nombre de la Sociedad, así como para hacer depósitos y girar contra ellas y designar personas que giren en contra de las mismas;

F) Para nombrar y remover al Presidente Ejecutivo o Director General y Vicepresidentes y delegar la facultad de nombrar y remover a los demás funcionarios, apoderados, agentes, empleados, delegados y auditores internos o externos de la Sociedad, cuando lo estime conveniente, otorgarles facultades y poderes, así como determinar sus garantías, condiciones de trabajo y remuneraciones;

G) Facultad para otorgar y delegar poderes generales y especiales, revocar unos y otros y sustituirlos en todo o en parte, conforme a los poderes de que está investido, incluyendo expresamente la facultad para que las personas a quienes otorgue dichos poderes puedan, a su vez, otorgarlos, delegarlos, sustituirlos o revocarlos, en todo o en parte a favor de terceros;

H) Sin perjuicio de lo establecido en el Artículo Trigésimo Noveno de los Estatutos Sociales, podrá establecer los demás comités o comisiones especiales que considere necesarios para el desarrollo de las operaciones de la Sociedad, fijando, en su caso, las facultades y obligaciones de tales comités o comisiones, incluyendo la integración de un Comité de Nominaciones de Consejeros Independientes y determinar el número de miembros que lo integren y las reglas que fijan su funcionamiento. Dichos comités o comisiones no tendrán facultades que conforme a la Ley o a estos Estatutos correspondan en forma exclusiva a la Asamblea General de Accionistas o al Consejo de Administración;

I) La facultad indelegable para determinar el sentido en que deberán ser emitidos los votos correspondientes a las acciones propiedad de la Sociedad, en las Asambleas Ordinarias, Extraordinarias y Especiales de Accionistas en que sea titular de la mayoría de las acciones de la sociedad;

J) La facultad indelegable para resolver acerca de los programas de adquisición de acciones de la Sociedad de conformidad con lo dispuesto en el Artículo Décimo Segundo de los Estatutos Sociales de la Sociedad, la Ley del Mercado de Valores y las disposiciones de carácter general que sobre el particular dicte la Comisión Nacional Bancaria y de Valores, así como para designar apoderados encargados de la administración de dicho programa;

K) La facultad indelegable de conocer y acordar lo correspondiente en relación a:

a. Analizar y evaluar el desempeño de las actividades del Presidente Ejecutivo o Director General de la Sociedad y conjuntamente con éste, el del Director General o Gerente General de las subsidiarias;

b. Aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario;

c. Aprobar, previa opinión favorable del Comité de Auditoria, cualquier negocio o contrato con sus accionistas, con familiares de sus accionistas, con sus subsidiarias y/o afiliadas y los accionistas de éstas.

d. Aprobar, con la opinión favorable del Comité de Auditoria, las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 bis 3, fracción cuarta, inciso d), de la Ley del Mercado de Valores.

e. Resolver sobre la compra o venta del 10% o más del activo de la Sociedad;

f. Otorgar garantías por un monto superior al 30% de los activos de la Sociedad;

g. Resolver sobre todas aquellas operaciones distintas a las mencionadas en los numerales (ii), (v) y (vi) anteriores y que representen más del 1% (uno) del activo de la Sociedad o de sus subsidiarias.

h. Presentar a la asamblea de accionistas el reporte del Comité de Auditoria.

L) Para establecer sucursales en la República Mexicana o en el Extranjero;

M) Para aprobar planes de opción de compra de acciones, para directivos y trabajadores de la Sociedad y sus subsidiarias, así como sobre la manera en que deberán implementarse dichos planes y sus modificaciones;

N) Para expedir lineamientos internos, códigos de conducta y demás ordenamientos que, entre otros aspectos, establezcan el régimen autorregulatorio aplicable a los Consejeros, directivos, apoderados y empleados de la Sociedad y de sus subsidiarias;

Ñ) Para llevar a cabo todos los actos autorizados por estos Estatutos Sociales o que sean consecuencia de éstos.

V. MERCADO ACCIONARIO

a) Estructura Accionaria

La primera emisión de acciones de Corporación GEO formó parte de una Oferta Global Simultánea de hasta 12,570,000 acciones representativas del capital social pagado de la compañía. En los Estados Unidos el programa consistió en ofrecer 1,571,250 ADS's (American Depositary Shares) que representaron 6,285,000 Acciones serie "B", mismas que fueron colocadas entre un número limitado de inversionistas Institucionales reconocidos y acreditados, de conformidad con la Regla 144-A de la Ley del Mercado de Valores de Estados Unidos. 628,500 GDS's (Global Depositary Shares) que representaron 2,514,000 Acciones serie "B" fueron colocadas fuera de los Estados Unidos y México, a través de operaciones extra territoriales de conformidad con la Regulación S de la Ley del Mercado de Valores de Estados Unidos. Todos los tenedores de acciones serie "B", único tipo de capital social en circulación de la empresa, gozan de los mismos derechos de voto. Cada acción serie "B" otorga a su tenedor un voto en cualquier Asamblea de Accionistas de la Compañía. Sujeto a los Términos del Convenio de Depósito, un tenedor de ADS's o GDS's por lo general tendrá el derecho de instruir a la institución depositaria relevante, a que ejerza el voto de las acciones serie "B" representadas por los ADS's y GDS's depositados ante dicha institución, bajo las mismas circunstancias en que los tenedores de las Acciones Serie "B" tienen derecho a voto.

Durante la Asamblea General Extraordinaria de Accionistas celebrada el 31 de marzo de 1997, se autorizó la emisión de 5,000,000 de nuevas acciones ordinarias, sin expresión de valor nominal de la Serie "B", de las cuales parte serán distribuidas al personal clave, a través de la suscripción de obligaciones quirografarias necesariamente convertibles en acciones, según fue aprobado en la misma asamblea, y la otra parte se mantendrá para futuros incentivos. El propósito de estos planes, es el de alinear los intereses de los empleados con los accionistas de la Compañía, así como recompensarlos por los éxitos de la empresa.

BASE DE INVERSIONISTAS POR REGIÓN


Inversionistas Institucionales Otros Países 8%
Inversionistas Institucionales México 26%
Inversionsitas Institucionales Europa 34%
Inversionistas Institucionales EUA 32%

136 Inversionistas Institucionales

Operaciones del Fondo de Recompra

A partir de Octubre del año 2001, el Consejo de Administración de la Empresa decidió iniciar a operar el fondo para la adquisición de acciones propias con el objetivo primordial de apoyar la bursatilidad de la acción tanto para flujos de entrada como de salida. Desde Octubre del 2001, el fondo ha comprado 29'697,500 acciones y vendido 29'694,900 acciones al cierre de Diciembre del 2004, lo cual ha ayudado de buena forma a incrementar la liquidez de la acción y a promover la entrada de nuevos inversionistas institucionales.

La posición de acciones del Fondo de Recompra al 31 de Diciembre del 2004 era de 2,600, con lo que el número de acciones en circulación al 31 de Diciembre era de 532,711,159 (quitando la posición del Fondo de Recompra).

b) Comportamiento de la Acción en el Mercado de Valores

La tabla que se presenta a continuación muestra el comportamiento de las acciones de la empresa por los últimos cinco ejercicios, de manera mensual, indicando volumen operado, los precios máximos y mínimos así como los precios de cierre. Las acciones GEOB cotizan en la Bolsa Mexicana de Valores desde el 28 de Julio de 1994.

Precios de cierre ajustados Razón Social: CORPORACION GEO, S.A. DE C.V. Ticker: GEO					
FECHA	VOLUMEN	MAXIMO	MINIMO	CIERRE	IMPORTE
01/31/2000	46,240,000	7.66	5.30	5.44	289,573,850
02/29/2000	31,470,000	6.30	4.50	4.64	172,792,950
03/31/2000	40,390,000	6.20	4.42	4.87	212,858,750
04/30/2000	21,245,000	4.80	4.00	4.36	94,516,700
05/31/2000	24,475,000	4.30	2.64	3.29	79,586,260
06/30/2000	29,240,000	3.54	2.96	3.22	93,361,960
07/31/2000	39,480,000	4.20	3.38	3.42	147,383,570
08/31/2000	32,815,000	3.54	2.86	3.48	103,554,540
09/30/2000	32,675,000	4.00	3.23	3.26	123,187,820
10/31/2000	48,265,000	3.40	1.98	2.18	120,739,200
11/30/2000	32,145,000	2.52	2.03	2.04	73,447,020
12/31/2000	18,030,000	2.10	1.32	1.36	32,346,140
01/31/2001	62,725,000	2.34	1.28	2.12	110,814,555
02/28/2001	41,051,000	2.27	1.84	1.89	86,644,022
03/31/2001	28,677,500	2.08	1.60	1.64	50,604,042
04/30/2001	6,956,500	1.82	1.49	1.51	11,760,782
05/31/2001	58,353,500	1.96	1.30	1.86	90,451,263
06/30/2001	15,594,500	1.92	1.47	1.48	25,745,613
07/31/2001	20,029,000	1.72	1.45	1.63	31,823,298
08/31/2001	17,745,500	1.90	1.64	1.81	30,529,158
09/30/2001	16,428,000	1.85	1.24	1.26	24,752,364
10/31/2001	28,379,000	1.72	1.16	1.67	40,794,558
11/30/2001	23,870,500	2.26	1.66	2.15	46,726,505
12/31/2001	42,175,500	2.99	2.11	2.93	99,426,540
01/31/2002	43,141,500	3.23	2.74	3.10	127,983,310
02/28/2002	82,516,000	3.34	2.76	3.27	247,359,490
03/31/2002	48,435,500	4.30	3.24	4.30	177,382,371
04/30/2002	39,048,000	4.38	4.05	4.11	163,440,891
05/31/2002	45,190,500	4.60	4.02	4.30	194,338,089
06/30/2002	38,906,500	4.38	3.70	4.10	153,252,443
07/31/2002	19,894,000	4.40	3.88	4.12	82,213,801
08/31/2002	33,593,500	4.36	3.86	4.28	137,313,990
09/30/2002	22,260,500	4.52	3.70	3.86	90,689,835
10/31/2002	18,497,000	4.26	3.77	3.99	74,483,977
11/30/2002	25,314,500	4.04	3.46	3.85	93,269,791
12/31/2002	18,748,000	3.96	3.66	3.82	71,207,056
01/31/2003	24,405,000	3.90	3.44	3.80	89,827,332
02/28/2003	20,920,000	4.20	3.72	4.19	82,994,253
03/31/2003	18,543,500	4.80	4.14	4.63	81,218,462
04/30/2003	26,405,500	5.80	4.57	5.70	136,581,242
05/31/2003	32,754,000	6.41	5.70	6.00	195,963,161
06/30/2003	21,910,500	6.25	5.92	6.12	133,375,702
07/31/2003	21,804,500	7.90	6.12	7.83	152,003,470
08/31/2003	24,671,000	10.00	7.60	10.00	210,349,967
09/30/2003	38,577,500	10.06	9.20	9.86	370,718,364
10/31/2003	39,737,000	12.45	9.82	11.88	440,339,597
11/30/2003	37,615,500	11.94	11.10	11.61	434,129,926
12/31/2003	16,146,000	11.80	11.00	11.45	184,382,754
01/31/2004	46,015,500	14.60	11.41	14.08	591,757,188
02/29/2004	45,654,000	15.90	14.30	15.79	688,173,534
03/31/2004	56,992,500	16.30	13.80	14.91	846,539,840
04/30/2004	47,394,500	15.68	13.00	13.06	694,024,254
05/31/2004	44,610,900	15.20	12.70	14.90	623,035,872
06/30/2004	49,343,500	15.40	14.00	15.17	718,633,376
07/31/2004	37,048,600	15.70	14.60	15.60	562,300,388
08/31/2004	32,086,500	15.80	14.14	14.83	478,561,962
09/30/2004	71,545,100	16.90	14.52	16.45	1,116,866,312
10/31/2004	54,022,400	18.65	16.40	18.09	959,217,269
11/30/2004	42,987,600	21.20	18.00	20.88	851,336,530
12/31/2004	34,631,300	22.70	20.29	22.30	746,033,884

Oficinas Corporativas:
Corporación GEO, S.A. de C.V.
Margaritas 433
Ex-Hacienda Guadalupe Chimalistac
CP 01050, México, D.F.
Fax. +(52) 55 5554 6064
Tel. +(52) 55 5480 5000

Listados en Bolsas de Valores:
Bolsa Mexicana de Valores: GEO B
Over the Counter, USA: ADR Level I
PORTAL, USA: ADR 144ª
Latibex próximamente

Símbolos de Cotización:
Bolsa Mexicana de Valores: GEOB
ADR (1: 4): CVGFY; CUSIP: 21986V204
Bloomberg: GEOB MM
Reuters: GEOb.MX
Infosel: GEO

Banco Depositario:
Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
Edgar Piedra
epiedra@bankofny.com
Tel (212) 815 2296
www.adrbny.com

Auditores Independientes:
Deloitte

Gobierno Corporativo:
"Una Acción, Un Voto"
100% Serie Accionaria "B"

Contactos e Información Adicional

Jorge Pérez Rivero
Director de Relación con Inversionistas
Tel. +(52) 55 5480 5071
Fax. +(52) 55 5554 6064
jperezr@casasgeo.com

Relación con Inversionistas:
Kenia Vargas
geob@casasgeo.com
Tel. +(52) 55 5480 5075
Eduardo Muñiz
Tel. +(52) 55 5480 5078
geo_ir@casasgeo.com

Mark Jones
Relación con Inversionistas
The Global Consulting Group, New York
Tel. (646) 284 9414
Fax. (646)284 9494
mjones@hfgcg.com

VI. PERSONAS RESPONSABLES DE LA INFORMACION CONTENIDA EN EL INFORME

Corporación Geo S.A. de C.V.

"Los suscritos manifestamos bajo protesta de decir verdad, que en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas."

Arq. Luis Orvañanos Lascurain
Presidente

C.P. Víctor Segura Gómez
Vicepresidente de Administración y Finanzas

Ing. Miguel Gómez-Mont Urueta
Vicepresidente Ejecutivo

VII. ANEXOS (ESTADOS FINANCIEROS DICTAMINADOS)

DICTAMEN DE COMISARIO

México, D.F. 18 de febrero de 2005

A la Asamblea General Ordinaria de Accionistas de
Corporación Geo, S.A. de C.V.

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de Corporación Geo, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera consolidada que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2004.

He asistido o en mi ausencia ha asistido el Comisario Suplente, a las Asambleas de Accionistas y Juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideré necesario examinar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera consolidada presentada por los mismos a esta Asamblea, son adecuados y suficientes y se aplicaron con forma consistente con el ejercicio anterior; por lo tanto, dicha información consolidada refleja en forma veraz, razonable y suficiente la situación financiera de Corporación Geo, S.A. de C.V. y Subsidiarias, al 31 de diciembre de 2004, los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados. Por lo anterior, me permito proponer a esta Asamblea la aprobación de los estados financieros adjuntos.

(firma)

C. P. C. Joaquín Gómez Álvarez
Comisario

Dictamen de los auditores independientes al Consejo de Administración y Accionistas de Corporación Geo, S. A. de C. V.

Hemos examinado los balances generales consolidados de Corporación Geo, S. A. de C. V. y subsidiarias (la "Compañía") al 31 de diciembre de 2004 y 2003, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Corporación Geo, S. A. de C. V. y subsidiarias al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Miembro de Deloitte Touche Tohmatsu

(firma)
C. P. C. Ramón Arturo García Chávez

18 de febrero de 2005

Corporación Geo, S. A. de C. V. y Subsidiarias

Balances generales consolidados

Al 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

Activo	**2004**	**2003**
Activo circulante:		
Efectivo e inversiones temporales	$1,664,952	$772,148
Cuentas por cobrar - neto (Nota 4)	2,960,859	2,872,931
Inventarios inmobiliarios (Notas 5 y 11)	2,998,251	2,130,435
Otros activos circulantes (Nota 6)	215,701	148,992
Activo circulante	7,839,763	5,924,506
Certificados de participación y bursátiles ordinarios (Nota 8)	100,276	221,172
Inventarios inmobiliarios (Notas 5 y 11)	886,749	741,237
Inversión en acciones de asociadas (Nota 7)	199,758	182,568
Inmuebles, maquinaria y equipo - neto (Nota 9)	801,718	806,011
Otros activos – neto (Nota 10)	153,715	151,660
Total	$9,981,979	$8,027,154
Pasivo y capital contable		
Pasivo circulante:		
Instituciones de crédito (Nota 11)	$1,350,348	$901,760
Porción circulante del pasivo a largo plazo (Nota 14)	435,820	94,524
Proveedores de terrenos-corto plazo (Nota 12)	708,372	523,568
Proveedores	1,044,402	824,539
Impuestos, gastos acumulados y otros (Nota 13)	692,202	347,884
Participación del personal en las utilidades	2,693	2,206
Pasivo circulante	4,233,837	2,694,481
Proveedores de terrenos (Nota 12)	64,392	60,853
Pasivo a largo plazo (Nota 14)	800,657	1,136,537
Impuesto sobre la renta diferido (Nota 21)	920,679	786,175
Pasivo total	6,019,565	4,678,046
Contingencias y compromisos (Nota 23 y 24)		
Capital contable (Nota 15):		
Capital social nominal	119,377	114,631
Actualización del capital social	299,762	299,708
Prima en suscripción de acciones	2,525,752	2,525,752
Reserva para recompra de acciones	247,280	247,026
Utilidades retenidas	4,073,505	3,270,677
Insuficiencia en la actualización del capital contable	(2,665,775)	(2,490,915)
Efecto acumulado de impuesto sobre la renta diferido	(638,076)	(638,076)
Capital contable mayoritario	3,961,825	3,328,803
Interés minoritario en subsidiarias consolidadas (Nota 17)	589	20,305
Capital contable	3,962,414	3,349,108
Total	$9,981,979	$8,027,154

Las notas adjuntas son parte de los estados financieros consolidados.

Corporación Geo, S. A. de C. V. y Subsidiarias

Estados consolidados de resultados

Por los años que terminaron el 31 de diciembre de 2004 y 2003

(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004, excepto utilidad básica por acción que se expresa en pesos)

	2004	2003
Ingresos:		
Por ventas inmobiliarias (Nota 18)	$7,687,076	$6,645,832
Por construcción	168,474	26,434
	7,855,550	6,672,266
Costos:		
Por ventas inmobiliarias (Nota 19)	5,628,093	4,874,344
Por construcción	99,709	10,645
	5,727,802	4,884,989
Utilidad bruta	2,127,748	1,787,277
Gastos de venta, generales y de administración	787,695	686,146
Utilidad de operación	1,340,053	1,101,131
Otros gastos – Neto	49,832	50,291
Costo integral de financiamiento:		
Productos financieros	(27,292)	(28,696)
Gastos financieros (Nota 20)	216,041	207,548
Pérdida cambiaria – Neto	251	12,152
Pérdida por posición monetaria	7,844	27,165
	196,844	218,169
Utilidad antes de impuesto sobre la renta, participación de los trabajadores en las utilidades y participación en los resultados de compañías asociadas	1,093,377	832,671
Impuesto sobre la renta y participación de utilidades (Nota 21)	296,391	294,921
Participación en los resultados de compañías asociadas (Nota 7)	14,761	24,841
Utilidad neta consolidada	$811,747	$562,591
Utilidad neta de accionistas mayoritarios	***$802,828***	***$543,073***
Utilidad neta de accionistas minoritarios (Nota 17)	8,919	19,518
Utilidad neta consolidada	$811,747	$562,591
Utilidad básica por acción de accionistas mayoritarios (Nota 22)	***$1.54***	***$1.05***

Las notas adjuntas son parte de los estados financieros consolidados.

Corporación Geo, S. A. de C. V. y Subsidiarias

Estados consolidados de variaciones en el capital contable

Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

	Capital social		Prima en suscripción de acciones	Reserva para recompra de acciones	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de impuesto sobre la renta diferido	Interés minoritario en subsidiarias consolidadas	Total (Nota 15)
	Nominal	Actualización							
Saldos al 1o. de enero de 2003	$114,792	$304,279	$2,525,752	$240,854	$2,727,604	$(2,371,615)	$(638,076)	$43,536	$2,947,126
Recompra de acciones propias	(161)	(4,571)		6,172					1,440
Utilidad integral					543,073	(119,300)		19,518	443,291
Retiros de interés minoritario	0	0	-	-	-	-	-	(42,749)	(42,749)
Saldos al 31 de diciembre de 2003	114,631	299,708	2,525,752	247,026	3,270,677	(2,490,915)	(638,076)	20,305	3,349,108
Aumento de capital	3,490	54							3,544
Recompra de acciones propias	1,256			254					1,510
Utilidad integral					802,828	(174,860)		8,919	636,887
Retiros de interés	-	-	-	-	-	-	-	(28,635)	(28,635)

minoritario										
Saldos al 31 de diciembre de 2004	$119,377	$299,762	$2,525,752	$247,280	$4,073,505	$(2,665,775)	$(638,076)		$589	$3,962,414

Las notas adjuntas son parte de los estados financieros consolidados.

Corporación Geo, S. A. de C. V. y Subsidiarias

Estados consolidados de cambios en la situación financiera
Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

	2004	**2003**
Operación:		
Utilidad neta	$811,747	$562,591
Partidas que no requirieron (generaron) recursos:		
Depreciación y amortización	168,845	153,054
Participación en los resultados de compañías asociadas	(14,761)	(24,841)
Impuesto sobre la renta diferido, Neto	187,972	214,527
(Utilidad) pérdida en venta de maquinaria y equipo	(1,827)	3,660
Prima de antigüedad	1,923	(92)
	1,153,899	908,899
Cambios en activos y pasivos de operación:		
Cuentas por cobrar	(87,927)	(36,909)
Certificados de participación ordinaria subordinados	120,897	(51,790)
Inventarios inmobiliarios	(1,174,510)	(1,203,066)
Otros activos circulantes	(66,709)	51,402
Proveedores	408,205	552,343
Impuesto al activo pagado	(53,469)	(84,222)
Impuestos, gastos acumulados y otros	344,318	142,646
Participación de los trabajadores en la utilidad	487	(62)
	(508,708)	(629,658)
Recursos generados por la operación	645,191	279,241
Financiamiento:		
Financiamiento corto plazo – Neto	425,329	(273,833)
Financiamiento largo plazo – Neto	26,752	35,533
Aumento de capital	3,544	
Recompra de acciones	1,510	1,456
Retiros del interés minoritario	(28,635)	(42,749)
Recursos generados por (utilizados en) actividades de financiamiento	428,500	(279,593)
Inversión:		
Adquisición de maquinaria y equipo	(233,069)	(163,237)
Venta de acciones de asociada		103,117
Otros activos	(2,055)	(41,841)
Venta de maquinaria y equipo	59,939	8,608
Inversión en acciones de asociadas	(5,701)	(70,463)
Recursos utilizados en actividades de inversión	(180,886)	(163,816)
Efectivo e inversiones temporales:		
Aumento (disminución)	892,805	(164,168)
Saldo al inicio del período	772,147	936,316
Saldo al final del período	$1,664,952	$772,148

Las notas adjuntas son parte de los estados financieros consolidados.

Corporación Geo S. A. de C. V. y Subsidiarias

Notas a los estados financieros consolidados
Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

1.Actividades

Corporación Geo, S. A. de C. V. ("GEO") y subsidiarias (colectivamente, la "Compañía"), tiene como principal actividad la promoción, diseño, construcción y comercialización de viviendas de interés social (desarrollos inmobiliarios).

Las principales actividades de la Compañía por desarrollos inmobiliarios incluyen (i) la compra del terreno, (ii) la obtención de los permisos y licencias necesarias, (iii) la creación de infraestructura requerida para cada desarrollo inmobiliario, (iv) el diseño, construcción y comercialización de los desarrollos inmobiliarios, y (v) la asistencia a los compradores para que obtengan sus créditos hipotecarios. Para incrementar estos desarrollos inmobiliarios, se ha establecido un programa de inversión denominado "Residencial Investments Program" el cual se explica a mayor detalle en la Nota 24. Además de sus actividades de desarrollos inmobiliarios, la Compañía actúa como contratista para ciertas entidades gubernamentales mexicanas, realizando actividades de construcción similares a las de sus desarrollos inmobiliarios, con la excepción de que la Compañía no adquiere el terreno en donde se construyen dichos proyectos.

Ciclo operativo - Las operaciones de la Compañía generalmente presentan cierta estacionalidad durante el año. Esta estacionalidad fue inicialmente el resultado de los ciclos operativo y de préstamo de varias instituciones que proporcionan financiamiento hipotecario al sector, aunque en los últimos años dicha estacionalidad ha sido menos marcada.

La mayoría de los desarrollos y construcciones comienzan hacia la primera mitad del año. Típicamente, el período de construcción de desarrollos inmobiliarios de interés social tiene una duración entre seis y nueve meses. Como resultado, la construcción de la mayoría de los desarrollos inmobiliarios construidos por la Compañía se termina durante el último trimestre del año. La comercialización y las ventas se intensifican significativamente después del primer trimestre del año. En consecuencia, la Compañía ha experimentado y se estima continuará experimentando variaciones significativas en los resultados de sus operaciones de un trimestre a otro.

Aún cuando los ingresos por la venta de casas de interés social se reconocen usando el método de por ciento de avance, la cobranza por dichas ventas no se efectúa sino hasta que las casas son terminadas y entregadas a los compradores. Por consiguiente, la Compañía debe financiar substancialmente todas sus actividades de desarrollo a través de financiamientos puente (por ejemplo, préstamos de bancos comerciales garantizados por los terrenos en donde serán construidos los desarrollos inmobiliarios y que serán pagados con la cobranza por las ventas de viviendas de los mismos desarrollos) y por medio de capital de trabajo. En consecuencia, la Compañía mantiene niveles altos de endeudamiento generalmente durante el segundo y tercer trimestres de cada año.

El sistema de financiamiento hipotecario mexicano – El sistema de financiamiento para el mercado inmobiliario de México está dividido en cuatro grupos institucionales como sigue:

Fondos gubernamentales de pensiones y vivienda, financiados principalmente por aportaciones de los trabajadores. Estos fondos son los siguientes:

*Instituto Nacional del Fondo del Ahorro para la Vivienda de los Trabajadores (Infonavit) para trabajadores de la iniciativa privada.

*Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Fovissste) para empleados del sector público.

*Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas (Isssfam) para los militares.

- Bancos comerciales, usando fondos en depósito para proveer de financiamiento a los mercados de vivienda de ingresos medio y alto.

Sociedad Hipotecaria Federal (SHF), (antes Fondo de Operación y Financiamiento Bancario a la Vivienda), un fondo público de vivienda, el Fondo de Operación y Financiamiento Bancario a la Vivienda (Fovi), administrado por el Banco de México. El Fovi proporciona financiamiento con fondos del Banco Mundial, del Gobierno Mexicano y propios a través de los bancos comerciales y Sociedades Financieras de Objeto Limitado ("Sofoles"). Las Sofoles son entidades financieras de objeto limitado que operan como bancos que únicamente otorgan créditos hipotecarios. En el año 2003 se crea la Sociedad Hipotecaria Federal (SHF), cuyo objetivo es el desarrollo de los mercados primarios y secundarios de crédito a la vivienda, mediante el otorgamiento de garantías destinadas a la construcción, adquisición y mejora de vivienda, preferentemente de interés social; al incremento de la capacidad productiva y desarrollo tecnológico relacionado con la vivienda; así como a los financiamientos relacionados con el equipamiento de los conjuntos habitacionales. Opera con intermediarios financieros que pueden ser instituciones de banca múltiple, instituciones de seguros, Sofoles y fideicomisos de fomento económico que cuenten con la garantía del Gobierno Federal.

- Subsidios directos de instituciones públicas de vivienda, como el Fondo Nacional de Habitaciones Populares (FONHAPO) y fideicomisos estatales de vivienda.

2.Bases de presentación

a.Consolidación de estados financieros - Los estados financieros consolidados incluyen los de Geo y los de sus subsidiarias, así como de los fideicomisos sobre los cuales tiene control. Los saldos y transacciones intercompañías importantes han sido eliminados en estos estados financieros consolidados.

Al 31 de diciembre de 2004 y 2003, la Compañía tiene las siguientes subsidiarias consolidadas:

	Porcentaje de participación	
	2004	**2003**
	%	**%**
Crelam, S. A. de C. V.	100	100
Geo Querétaro, S. A. de C. V.	100	100
Evitam, S. A. de C. V.	95	95
Geo Baja California, S. A. de C. V.	100	100
Geo D. F., S. A. de C. V.	99	99
Geo Edificaciones, S. A. de C. V.	100	100
Geo Guanajuato, S. A. de C. V.	100	100
Geo Guerrero, S. A. de C. V.	100	100
Geo Oaxaca, S. A. de C. V.	100	99
Geo Hogares Ideales, S. A. de C. V.	100	100
Geo Importex, S. A. de C. V.	100	100
Geo Laguna S. A. de C. V.	100	100
Geo Monterrey, S. A. de C. V.	100	97
Geo Morelos, S. A. de C. V.	100	100
Geo Puebla, S. A. de C. V	100	100
Geo Jalisco, S. A. de C. V.	100	100
Geo Tamaulipas, S. A. de C. V.	100	100
Geo Veracruz, S. A. de C. V.	100	100
Inmobiliaria Anso, S. A. de C. V.	100	100
Inmobiliaria Camar, S. A. de C. V.	100	100
Inmobiliaria Jumáis, S. A. de C. V.	100	100

Lotes y Fraccionamientos, S. A. de C. V.	100	100
Obras y Proyectos Coma, S. A. de C. V.	99	99
Promotora Turística Playa Vela, S. A. de C. V.	100	100

La Compañía ha celebrado ciertos contratos de Fideicomiso en los que tiene control con la finalidad de desarrollar viviendas de interés social. La Compañía aporta el diseño y construcción de las viviendas y las contrapartes (varios individuos que actúan como fideicomitentes en dichos contratos) aportan los terrenos (y en algunos casos la urbanización) en los que se desarrollarán las viviendas. La participación de las contrapartes se presenta en los estados financieros consolidados como interés minoritario. Bajo estos contratos de fideicomiso, entre el 8.5% y el 10% del precio de venta se participa a las contrapartes por los terrenos aportados a los fideicomisos.

Al 31 de diciembre de 2004 y 2003, la Compañía mantiene participación en las siguientes compañías asociadas:

	Porcentaje de participación en asociadas	
	2004	**2003**
	%	**%**
Residential Investment Program	4.72	20
Hipotecaria su Casita, S. A.	8.94	8.86
Centro de Investigación y Documentación de la Casa, S.C.	9.00	9.00
Destino Electrónico, S. A. de C. V.	3.50	3.50
Ultima Comunicaciones, S. A. de C. V.	48.00	48.00

b.Utilidad integral - Es la modificación del capital contable durante el ejercicio por conceptos que no son distribuciones y movimientos del capital contribuido; se integra por la utilidad neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo período y se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2004 y 2003, las otras partidas de utilidad integral están representadas por insuficiencia en la actualización del capital contable.

c.Reclasificaciones - Los estados financieros por el año que terminó el 31 de diciembre de 2003 han sido reclasificados en ciertos rubros para conformar su presentación con la utilizada en 2004.

3.Resumen de las principales políticas contables

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Aun cuando los resultados reales pueden diferir de dichas estimaciones, la administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a .Reconocimiento de los efectos de la inflación - La Compañía actualiza sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos de poder adquisitivo del cierre del año. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

b. Inversiones temporales - Se valúan al costo de adquisición, más rendimientos devengados o a su valor razonable, el que sea menor, en su caso, se valúan a valor de mercado.

c. Inventarios inmobiliarios - Se valúan al costo de adquisición de terrenos, licencias, materiales, mano de obra y gastos directos e indirectos que se incurren en la actividad de construcción de la Compañía. Se actualizan conforme al método de costos específicos.

Durante el período de desarrollo de los inventarios inmobiliarios, se capitaliza el costo integral de financiamiento de créditos puente hipotecarios y otros financiamientos relacionados con el proceso de construcción.
a.
d. Inversión en acciones de asociadas - Se valúan aplicando el método de participación cuando la Compañía tiene influencia significativa (generalmente una participación entre el 10% y el 50% y que no se tenga control sobre la empresa asociada).

e. Inmuebles, maquinaria y equipo - Se registran al costo de adquisición, y se actualizan mediante factores derivados del Índice Nacional de Precios al Consumidor (INPC). La depreciación se calcula conforme al método de línea recta con base en la vida útil de los activos, como sigue:

	Años promedio	
	2004	**2003**
Edificios	40	40
Maquinaria y equipo	3 a 6	3 a 6
Vehículos	4	4
Equipo de cómputo	3	3
Mobiliario y equipo	10	10
Gastos de instalación	5	5

f. Deterioro de activos de larga duración en uso - La Compañía revisa el valor en libros de los activos de larga duración en uso, ante la presencia de algún indicio de deterioro que pudiera indicar que el valor en libros de los mismos pudiera no ser recuperable, considerando el mayor del valor presente de los flujos netos de efectivo futuros o el precio neto de venta en el caso de su eventual disposición. El deterioro se registra considerando el importe del valor en libros que excede al mayor de los valores antes mencionados. Los indicios de deterioro que se consideran para estos efectos, son entre otros, las pérdidas de operación o flujos de efectivo negativos en el periodo si es que están combinados con un historial o proyección de pérdidas, depreciaciones y amortizaciones cargadas a resultados que en términos porcentuales, en relación con los ingresos, sean substancialmente superiores a las de ejercicios anteriores, efectos de obsolescencia, reducción en la demanda de los productos que se fabrican, competencia y otros factores económicos y legales.

g. Gastos de instalación - La Compañía capitaliza todas aquellas inversiones relacionadas con los centros de venta, los cuales se reexpresan con el INPC y se amortizan aplicando el método de línea recta, en cinco años.

h. Herramientas y equipo menor - Se valúan a su costo de adquisición. Se reexpresan con el INPC y se amortizan en línea recta en tres años.

i. Gastos preoperativos - Los gastos preoperativos se incluyen en otros activos y representan todas aquellas erogaciones que se incurren en el desarrollo de nuevos productos, incluyendo la creación de centros de producción para desarrollar mercados e iniciar operaciones de venta. Se reexpresan con el INPC y se amortizan a partir de que se inicia el proceso de construcción aplicando el método de línea recta, en cinco años.

j. Gastos de emisión de deuda - Los gastos relacionados con la emisión de deuda se registran al costo. Se reexpresan con el INPC y se amortizan como gastos financieros durante la vida de la deuda de acuerdo con el saldo insoluto, o con base en el método de línea recta cuando su importe total se liquida al vencimiento.

k. Comisiones por pagar - Las comisiones por pagar a los vendedores se reconocen como gastos cuando se registra la venta relativa.

l. Provisión para garantías - La provisión de obligaciones futuras por garantías sobre las casas

vendidas, se reconoce como gasto en el período en el que se registran las ventas relativas y se incluye dentro del rubro impuestos y gastos acumulados en los balances generales consolidados.

m. Obligaciones laborales al retiro - El pasivo por prima de antigüedad, se registra conforme se devenga, el cual se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Las indemnizaciones se cargan a los resultados cuando se toma la decisión de pagarlas.

n. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades - El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El impuesto al activo pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR.

La PTU se determina con base en el resultado fiscal obtenido. Se reconoce la PTU diferida proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

o. Operaciones en moneda extranjera - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

p. Insuficiencia en la actualización del capital contable - Se integra del resultado por posición monetaria acumulado hasta la primera actualización y la ganancia (o pérdida) por tenencia de activos no monetarios que representa el cambio en el nivel específico de precios que se incrementó por encima (por debajo) de la inflación menos el efecto del impuesto sobre la renta diferido relativo.

q. Reconocimiento de ingresos - Los ingresos por desarrollos inmobiliarios se registran de acuerdo al método de porciento de avance considerando el número de unidades equivalentes producidas en función de los costos incurridos en cada proyecto o desarrollo.

Por los contratos de construcción los ingresos se reconocen igualmente conforme al método de porcentaje de avance, con base en el porcentaje que los costos incurridos representan del total de los costos estimados.

Se inicia el reconocimiento de los ingresos provenientes de desarrollos inmobiliarios, cuando el INFONAVIT, FOVISSSTE, ISSSFAM, FONHAPO, BANCOS y SHF han aprobado los proyectos, los clientes han entregado un enganche si es requerido, han firmado un contrato de compraventa y se ha revisado por parte de la Compañía que cumplen con todos los requisitos necesarios para poder ser acreditados por las instituciones mencionadas. Con base en la experiencia, se considera que casi la totalidad de los clientes que solicitan un crédito son calificados favorablemente y obtienen un financiamiento para la adquisición de su vivienda, aquellos que llegan a ser rechazados se sustituyen por otros que cumplen con los requisitos antes mencionados y que la Compañía tiene en su cartera debido a la gran demanda que existe. La Compañía mantiene una

La Compañía a través de ciertas de sus subsidiarias mantiene vigentes dos bursatilizaciones de cuentas por cobrar por un monto total de $272.0 millones, los cuales fueron utilizados para la substitución de créditos puente. Mediante este esquema, se transmitieron los derechos de crédito derivados de las cuentas por cobrar a un Fideicomiso establecido en Nafin. La Compañía planea en el futuro continuar utilizando este esquema de bursatilización destinado principalmente a la substitución de créditos puente.

Al 31 de diciembre de 2004, Geo cuenta con un total de $5,506.7 millones en líneas de crédito disponibles por instituciones financieras mexicanas. Estas líneas incluyen el acceso para el financiamiento de la construcción y el crédito generalmente está disponible desde el momento en que un proyecto es aprobado por la institución de crédito acreedora, en el caso de los créditos puente, no tienen un plazo preestablecido para su pago ya que se van liquidando en función al numero de viviendas que se escrituran. Los créditos son específicos para cada proyecto. Los financiamientos de construcción están respaldados con los terrenos y las viviendas que se están construyendo.

Fuentes internas y externas de liquidez

Geo pretende seguir una estrategia financiera de mejora de su liquidez y de su flexibilidad financiera. La Compañía anticipa que financiará sus requerimientos de liquidez a corto plazo con recursos generados por la propia operación, mediante líneas de crédito disponibles y financiamientos para proyectos especificos. La Compañía puede requerir de recursos adicionales que fondeará por medio de financiamientos públicos o privados, coinversiones u otros arreglos. Geo espera que las cantidades adicionales necesarias para financiar el capital de trabajo en el presente año provendrán del efectivo generado por las operaciones y otros financiamientos de capital, tales como la Asociación con PREI. No se puede asegurar que dicho efectivo de las operaciones o de financiamientos adicionales esté disponible en términos atractivos para la Compañía, en caso de existir alguno.

Corporación Geo, como compañía controladora pura, no tiene operaciones y todos sus ingresos provienen de la operación y flujos de efectivo de sus subsidiarias. Corporación Geo depende de los dividendos de sus subsidiarias para generar los recursos necesarios para cumplir con sus obligaciones. Asimismo, es importante mencionar que no existen restricciones legales o estatutarias que impidan el libre flujo de recursos de las subsidiarias a Corporación Geo.

Políticas de Tesorería

La Compañía mantiene un control centralizado de la tesorería, regulando las tesorerías de cada una de sus subsidiarias en función a los presupuestos de ingresos y egresos que cada una de ellas presenta periódicamente. Asimismo, existe un control centralizado para la obtención y disposición de todo tipo de créditos mediante la administración centralizada de líneas de crédito

iii) Control Interno

Existen varios órganos intermedios que auxilian al Consejo de Administración de la empresa a cumplir con sus funciones. **Tomando la información de la Asamblea del 22 de Abril del 2005**, la Compañía cuenta con 4 órganos intermedios principales. El primero en importancia se denomina Comité Ejecutivo y está formado por 7 consejeros relacionados dentro de los cuales se encuentra el Presidente del Consejo de Administración. Este Comité Ejecutivo es el encargado de revisar mensualmente todos los temas de relevancia de la sociedad y sus operaciones, así como de definir las estrategias operativas de negocio y verificar su implantación en las subsidiarias que conforman Corporación Geo, S.A. de C.V.

La Compañía cuenta con una serie de políticas y procedimientos de control interno que le otorgan la seguridad razonable de que las transacciones se efectúan y registran de conformidad con lo establecido por la administración, así como con los lineamientos generales, criterios y principios de contabilidad aplicables. De conformidad con lo establecido en el Código de Mejores Prácticas Corporativas, se han establecido los siguientes Comités, los cuales, entre otras funciones, se encargan de vigilar el estricto cumplimiento de dichas políticas y procedimientos:

FUNCIÓN DE AUDITORÍA.- Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de auditoria y seguimiento, la Compañía cuenta con el órgano

provisión equivalente al 0.75% de los ingresos del periodo.

r. Resultado por posición monetaria - El resultado por posición monetaria, que representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

s. Utilidad por acción - La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. Cuentas por cobrar

	2004	2003
Clientes por ventas inmobiliarias y por avance (1)	$2,632,299	$2,778,461
Provisión para cancelación de contratos (2)	(16,100)	(7,545)
Total por actividades de desarrollos inmobiliarios	2,616,199	2,770,916
Obra ejecutada no estimada		1,503
Estimaciones por cobrar	17,151	18,574
Fondo de garantía	1,137	786
Documentos por cobrar y otros	330,789	95,951
Estimación para cuentas de cobro dudoso	(4,417)	(14,799)
Total construcción y otras cuentas por cobrar	344,660	102,015
	$2,960,859	$2,872,931

(1) Los clientes por ventas inmobiliarias y por avance se integran de acuerdo al tipo de hipoteca, como sigue:

	2004	2003
SHF, FOVISSTE y Vivienda Media	$761,065	$607,368
Línea II Infonavit	1,871,234	2,171,093
	$2,632,299	$2,778,461

(2) La estimación se integra como sigue:

	2004	2003
Ventas	$(23,110)	$(14,708)
Costos	7,010	7,162
Total	$(16,100)	$(7,545)

5. Inventarios inmobiliarios

	2004	2003
Terrenos en desarrollo	*$2,097,851*	*$1,837,546*
Construcciones en proceso de desarrollos inmobiliarios	1,132,468	729,031
Construcción en proceso en terrenos en fideicomiso	*299,139*	*29,106*
Materiales para construcción	333,492	253,872
Anticipos a contratistas	22,050	22,117
	3,885,000	2,871,672
Menos: Terrenos a largo plazo	886,749	741,237
	$2,998,251	$2,130,435

6. Otros activos circulantes

	2004	2003
Impuestos por recuperar	$44,026	$24,141
Deudores diversos	72,488	71,066
Pagos anticipados	99,187	53,785
	$215,701	$148,992

7. Inversión en acciones de asociadas

La inversión en acciones de asociadas es como sigue:

	2004	2003
Hipotecaria su Casita, S. A. (Ver nota 25)	$128,191	$112,008
Centro de Investigación y Documentación de la Casa, S.C.	216	236
Destino Electrónico, S. A. de C. V.	(94)	(99)
Ultima Comunicaciones, S. A. de C. V.	(580)	(610)
Fideicomiso del Estado de Querétaro	5,304	
Residential Investment Program	66,721	71,033
	$199,758	$182,568

La participación en los resultados de compañías asociadas es como sigue:

	2004	2003
Hipotecaria su Casita, S. A.	$20,416	$20,402
Centro de Investigación y Documentación de la Casa, S. C.	(34)	(62)

Destino Electrónico, S. A. de C. V.		(7)
Residential Investment Program	(5,621)	
Ultima Comunicaciones, S. A. de C. V.		(258)
Grupo Geosal (1)		4,766
Utilidad neta	$14,761	$24,841

(1) En octubre de 2003 la Compañía vendió el total de su participación en el capital social de las asociadas Chilenas.

8. Certificados de participación y bursátiles ordinarios amortizables - Bursatilización de derechos de crédito futuros

Las subsidiarias de GEO establecieron en 2000 un programa revolvente para la bursatilización de derechos de crédito futuros (Derechos) que se derivan de sus contratos de compraventa de viviendas, los cuales se afectan al fideicomiso constituido para tal efecto en Nacional Financiera, S. N. C. Institución de Banca de Desarrollo; Nacional Financiera opera como el fiduciario.

A través de ofertas públicas de Certificados de Participación Ordinarios Amortizables (CPO's ó Certificados Bursátiles (CB's) según corresponda), que comprende la emisión de CB's o CPO's preferentes y CB's o CPO's subordinados, que son adquiridos por el público inversionista y GEO, respectivamente, el fideicomiso obtiene los recursos necesarios para invertirlos en la adquisición de los Derechos. Una vez que en el fideicomiso se cobran los Derechos, se efectúan nuevas adquisiciones, tomando en consideración el vencimiento de la emisión de los CPO's y CB's. En abril y diciembre de 2000 y diciembre de 2001, se efectuaron emisiones de CPO's por $133,000, $167,000 y $100,000 y en marzo del 2004 se efectuó la emisión de CB's por $172,000, respectivamente, las cuales vencen en abril de 2002, en julio de 2004, agosto de 2005 y marzo de 2010. La primera emisión fue amortizada anticipadamente el 15 de enero de 2002, la segunda el 16 de enero de 2004.

GEO tiene la obligación de terminar de construir las viviendas relativas a los Derechos y la responsabilidad de efectuar la cobranza de los Derechos y depositarla diariamente en el fideicomiso. Los CPO's o CB's preferentes se liquidan a su valor nominal y devengan intereses a la tasa de 11.03% y 10.03% anual, respectivamente, con cargo al patrimonio del fideicomiso. Con los recursos provenientes de la cobranza de los Derechos, se constituye en el fideicomiso un fondo ("Aforo") para el pago de gastos e intereses a favor de los CPO's o CB's preferentes. Una vez que se pagan totalmente los CPO's o CB's preferentes, el remanente del patrimonio del fideicomiso, se utiliza para pagar los CPO's o CB's subordinados que son propiedad de Corporación GEO, S. A. de C. V.

La amortización anticipada de los CPO's o CB's preferentes, de conformidad con lo establecido en el fideicomiso y previa instrucción del Comité Técnico al fiduciario, se efectuará a su valor nominal entre otras razones, cuando:

a. Los fideicomitentes se nieguen o no puedan ceder por cualquier causa al fideicomiso derechos de crédito futuros adicionales, para llevar a cabo inversiones permitidas, y dicha eventualidad se traduzca en la acumulación del 50% en efectivo fideicomitido del valor del principal de los CPO's o CB's preferentes, permaneciendo dicha situación durante 60 días naturales.

b. Los derechos de crédito futuros no reúnan los criterios de elegibilidad establecidos en el acta de emisión del fideicomiso.

Las emisiones vigentes al 31 de diciembre de 2004 y 2003 son:

	2004	2003
Segunda emisión – 7 de diciembre de 2000	$	$(167,000)
Tercera emisión – 20 de diciembre de 2001	(100,000)	(100,000)
Cuarta emisión – 31 de marzo de 2004	(172,000)	
Aforo de las emisiones	(294,079)	(173,623)
Reinversiones – Neto	(2,015,280)	(963,403)
Derechos de crédito bursatilizados - total	(2,581,359)	(1,404,026)
Menos - Cartera escriturada y cobrada	1,940,430	815,461
Derechos de crédito bursatilizados - Neto	(640,929)	(588,565)
Menos obra ejecutada relativa a los derecho de crédito	532,647	424,396
Menos inversión en CPO's y CB´s subordinados	208,558	374,429
Derechos de crédito – Neto	100,276	210,260
Actualización al 31 de diciembre de 2004	0	10,912
CPO's y CB's subordinados – Neto	$100,276	$221,172

1.

9. Inmuebles, maquinaria y equipo

	2004	2003
Terreno	$95,047	$113,069
Edificios	149,834	155,030
Maquinaria y vehículos	1,060,146	954,638
Equipo de cómputo	118,859	114,111
Mobiliario y equipo	103,901	91,318
	1,527,787	1,428,166
Depreciación acumulada	(768,626)	(657,977)
	759,161	770,189
Gastos de instalación	98,956	72,047
Amortización acumulada	(56,399)	(36,225)
	42,557	35,822
	$801,718	$806,011

2. Otros activos

	2004	2003
Gastos preoperativos	$31,855	$31,855
Gastos de emisión de deuda	13,878	13,878
Herramientas y equipo menor	73,478	73,478
	119,211	119,211
Amortización acumulada	(38,730)	(24,270)
	80,481	94,941
Depósito de seriedad sobre opción de compra	51,339	36,662
Documentos por cobrar a largo plazo (1)	21,895	20,057
	$153,715	$151,660

(1) Corresponden a derechos de cobro sobre hipotecas otorgadas por la Comisión Estatal de la Vivienda del Estado de Querétaro con las siguientes características: plazo 30 años, vencimientos

periódicos hasta el año 2026; la cobranza es efectuada por el Infonavit.

11. Instituciones de crédito

Moneda nacional	2004	2003
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, tasas de interés variable con base en la tasa TIIE más 1.6 puntos al 31 de diciembre de 2004 y 2003.	$1,071,837	$661,541
Papel Comercial emitido a través de Multivalores, con una tasa de descuento del 10.11% y 9.59% al 31 de diciembre de 2004, y del 8.54% al 31 de diciembre de 2003.	125,000	52,595
Créditos directos, sin garantía específica, con una tasa de interés del 10.29% al 31 de diciembre de 2003		18,934
Créditos hipotecarios para compras de terrenos con garantía de los inventarios inmobiliarios, tasas de interés variable sobre la tasa de TIIE más 2.7 puntos al 31 de diciembre de 2004 y 2003.	153,511	168,690
	$1,350,348	$901,760

Al 31 de diciembre de 2004 la Compañía cuenta con líneas de crédito no ejercidas por un monto de $5,506,688.

TIIE.- Tasa de interés interbancaria de equilibrio que es definida por el Banco de México; al 31 de diciembre de 2004 y 2003, la TIIE fue de 8.9500 % y 6.2889 %, respectivamente.

12. Proveedores de terrenos

La Compañía tiene celebrados contratos de compraventa por los siguientes terrenos:

	2004	2003
Contrato por la compra de 425 lotes urbanizados del predio Palmas Hacienda, por un monto de $126,805, con vencimiento en el mes de julio de 2005	$126,805	$
Contrato por la compra de 8 fracciones del predio denominado La Mitra por un monto de $325,527 con vencimiento en el mes de octubre de 2005.	325,527	
Contrato por la compra de 767,123.57 m2. del rancho denominado Las Palomas por un monto de $78,991, con vencimiento en 2005.	78,991	
Contrato por un monto total de $91,260, con vencimiento en 2004.		80,218
Contrato por un monto total de $6,898 miles de dólares estadounidenses del predio denominado	46,515	64,767

	2004	2003
Laguna México, con vencimiento al momento de la escrituración.		
Contratos por un monto total de $197,954 con vencimiento al momento de la escrituración		91,886
Contrato por un monto total de $7,155 miles de dólares, estadounidenses del predio denominado Cañón Doña Petra con vencimiento al momento de la escrituración	39,889	84,578
Contratos por varios predios, con varios vencimientos	155,037	262,972
Total	772,764	584,421
Vencimientos a corto plazo	(708,372)	(523,568)
Pasivo a largo plazo	$64,392	$60,853

13. Impuestos, gastos acumulados y otros

	2004	2003
Impuestos, excepto impuesto sobre la renta	$93,396	$110,432
Provisión para garantías	117,804	61,179
Acreedores por servicios	481,002	176,273
	$692,202	$347,884

3.

14. Pasivo a largo plazo

	2004	2003
Moneda Nacional:		
Pagaré a mediano plazo, con vencimiento el 27 de enero de 2005; tasa de interés variable que al 31 de diciembre de 2004 y 2003 es del 12.53% y 10.03% respectivamente.	$300,000	$315,570
Pagaré a mediano plazo, con vencimiento el 28 de marzo de 2006; tasa de interés variable que al 31 de diciembre de 2004 y 2003 es del 11.50% y 8.95% respectivamente.	135,000	142,007
Pagaré a mediano plazo, con vencimiento el 26 de abril de 2006; tasa de interés variable que al 31 de diciembre de 2004 y 2003 es del 11.99% y 9.63% respectivamente.	65,000	68,374
Pagaré a mediano plazo, con vencimiento el 30 de octubre de 2006; tasa de interés variable que al 31 de diciembre de 2004 y 2003 es del 12.09% y 9.19 respectivamente.	200,000	210,380
Certificado Bursátil con vencimiento el 7 de marzo de 2008; tasa de interés variable que al 31 de diciembre de 2004 y 2003 es del	300,000	315,570

12.84% y 9.96% respectivamente.		
Contratos de arrendamiento financiero para la adquisición de maquinaria y equipo con una tasa de interés variable sobre la tasa TIIE más 1.0 puntos al 31 de diciembre de 2004 y TIIE más 1.5 puntos al 31 de diciembre de 2003, con diversos vencimientos.	121,333	50,396
Créditos hipotecarios para compras de terrenos con garantía de los inventarios inmobiliarios, tasas de interés variable sobre la base de TIIE más 2.7 puntos al 31 de diciembre de 2004 y TIIE más 2 puntos al 31 de diciembre de 2003.	25,096	25,578
Dólares:		
Programa de Europapel Comercial hasta un monto de $70,000,000 de dólares estadounidenses. Al 31 de diciembre de 2004 se ha dispuesto de $5,000,000 de dólares, a una tasa de interés fija del 6.10% anual y del 7% anual al 31 de diciembre de 2004 y 2003 respectivamente. El vencimiento de esta disposición es el 5 de febrero de 2005.	55,747	59,102
Pagaré contratado con GE Capital por $6,500,000 de dólares estadounidenses, pagadero en 19 abonos trimestrales, con una tasa de interés del 9.11% al 31 de diciembre de 2004 y 2003, garantizado con un avión propiedad de la Compañía.	30,162	41,867
	1,232,338	1,228,844
Menos porción circulante del pasivo a largo plazo	435,820	94,524
	796,518	1,134,321
Prima de antigüedad	4,139	2,216
	$800,657	$1,136,537

a. Los vencimientos del pasivo a largo plazo al 31 de diciembre de 2004, excluyendo obligaciones laborales al retiro, son:

2006	$486,310
2007	10,208
2008	300,000
	$796,518

15. Capital contable

a. El capital contable mayoritario a valores históricos y actualizados se integra como sigue:

		2004	
	Histórico	**Actualización**	**Total**
Capital social	$119,377	$299,762	$419,139
Prima en suscripción de acciones	998,453	1,527,299	2,525,752
Reserva para recompra de	220,878	26,402	247,280

acciones			
Utilidades retenidas	3,180,402	893,103	4,073,505
Insuficiencia en la actualización del capital contable		(2,665,775)	(2,665,775)
Efecto acumulado de impuesto sobre la renta diferido	(528,707)	(109,369)	(638,076)
	$3,990,403	$(28,578)	$3,961,825

		2003	
	Histórico	**Actualización**	**Total**
Capital social	$114,631	$299,708	$414,339
Prima en suscripción de acciones	998,453	1,527,299	2,525,752
Reserva para recompra de acciones	220,878	26,148	247,026
Utilidades retenidas	2,331,470	939,207	3,270,677
Insuficiencia en la actualización del capital contable		(2,490,915)	(2,490,915)
Efecto acumulado de impuesto sobre la renta diferido	(528,707)	(109,369)	(638,076)
	$3,136,725	$192,078	$3,328,803

Al 31 de diciembre de 2004, el capital social autorizado es de 555,396,540 acciones, de las cuales están suscritas y pagadas 532,713,759 acciones respectivamente. Las acciones son sin valor nominal, sin derecho a retiro y corresponden al capital fijo. Al 31 de diciembre de 2004, se encuentran en circulación 532,711,159 acciones y 2,600 en tesorería.

Las utilidades retenidas incluyen la reserva legal. De acuerdo con la Ley General de Sociedades Mercantiles, de las utilidades netas del ejercicio debe separarse un 5% como mínimo para formar la reserva legal, hasta que su importe ascienda al 20% del capital social a valor nominal. La reserva legal puede capitalizarse, pero no debe repartirse a menos que se disuelva la sociedad, y debe ser reconstituida cuando disminuya por cualquier motivo. Al 31 de diciembre de 2004 y 2003, su importe a valor nominal asciende a $18,182 y $17,052, respectivamente.
La distribución del capital contable, excepto por los importes actualizados del capital social aportado y de las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa vigente. En el año de 2004 la tasa fue el 33%, *se reduce la tasa del ISR al 30% para el año del 2005 y se reducirá en un punto porcentual* en cada año, hasta llegar al 28% a partir del 2007, en adelante. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

b. En las Asambleas Generales Extraordinarias de Accionistas y Junta del Consejo de Administración celebradas en abril, mayo y agosto de 2001, fue aprobado lo siguiente:

* El aumento de capital social adicional en $67,880 mediante la conversión de 60'606,778 obligaciones convertibles en acciones ordinarias de GEO. Se acordó que 10'606,778 acciones serán ofrecidas al personal clave de GEO como parte de un plan de incentivos pasados, presentes y futuros. Las 50'000,000 de acciones remanentes serán emitidas

solamente en caso de un "Cambio de control" de GEO de acuerdo con la definición que el Consejo de Administración haga de este evento en juntas posteriores.

* En la junta del Consejo de Administración celebrada el 4 de mayo de 2002, se definió el termino "Cambio de control" de GEO como la acción concertada de una o varias personas físicas o morales para adquirir, detentar y/o comenzar una oferta o intercambio por el 30% o mas de acciones de GEO sin aprobación por escrito del Consejo de Administración. En la misma junta se estableció también el mecanismo por el cual serian entregadas las 50'000,000 de acciones en caso de un cambio de control de GEO. Dicho mecanismo consiste en entregar las acciones a los funcionarios que el propio Consejo de Administración determine mismos que aportarían las acciones a un fideicomiso que distribuiría dichas acciones a prorrata entre los accionistas de GEO, con excepción de aquellos que sean identificados por el mismo Consejo de Administración como responsables del cambio de control de GEO. Las modificaciones y reformas a los estatutos sociales correspondientes serán validas hasta que sean autorizadas por la Comisión Nacional Bancaria y de Valores (CNBV), al amparo del Artículo 14 bis 3, fracción VII de la Ley del Mercado de Valores publicada el 1 de junio de 2002.

* Para incrementar el numero de acciones comunes por la conversión de obligaciones convertibles en acciones según se explica en párrafos anteriores, se aprobó aumentar la parte fija del capital social por un importe de $67,880 (valor nominal) mediante la emisión de 60'606,778 acciones comunes de la Serie "B", sin valor nominal, que serán depositadas en la Tesorería de la Compañía.

* Los accionistas también acordaron cancelar 9'125, 293 acciones emitidas el 31de marzo de 1997 y que se encontraban en la Tesorería de la Compañía, pendientes de ser suscritas.

* El Consejo de Administración de GEO acordó que en caso de que los accionistas reciban y acepten una oferta no hostil de compra de acciones de la Compañía, la oferta se hará extensiva por el grupo comprador a todos los inversionistas de la Compañía, de tal manera que los accionistas con interés minoritario, así como el grupo controlador, tengan la posibilidad de participar en dicha transacción y vender sus acciones al mismo precio y en las mismas condiciones. Este tipo de protección a los inversionistas minoritarios se conoce en los mercados financieros internacionales como "Tag Along".

c. En la asamblea general extraordinaria de accionistas celebrada el 21 de abril de 2004 se acordó lo siguiente:

* Dejar sin efecto definitivamente el plan de Protección a la Sociedad y sus accionistas Minoritarios aprobado por la Asamblea General Extraordinaria de Accionistas del 31 de agosto de 2001 dejando sin efecto la autorización para emitir 50'000,000 de obligaciones quirografarias necesariamente convertibles en acciones de la sociedad y cancelar 50'000,000 acciones ordinarias, sin expresión de valor nominal, de la Serie "B", representativas de la parte fija del capital social reduciendo el capital social autorizado en la cantidad de $56,000.

* Una reestructuración accionaria , sobre el total de las acciones representativas del capital social de la Compañía dividiendo cada acción en cinco nuevas acciones ordinarias de la Serie "B", sin expresión de valor nominal, emitiendo 555'396,540 nuevas acciones en sustitución de las 111'079,308 acciones anteriores.

* La modificación del clausulado de la "Emisión de Obligaciones Quirografarias Necesariamente Convertibles en Acciones de Corporación Geo, S. A. de C. V. (Geo) 2001 en cuanto a la conversión de las obligaciones, de manera que se establezca que la conversión será a razón de cinco acciones por cada una de las obligaciones emitidas.

d. Con relación al plan de incentivos al personal clave, en el mes de septiembre de 2002 se

emitieron 2,954,283 obligaciones quirografarias con valor nominal de $1.12 pesos las cuales se convirtieron en acciones generando un aumento de capital de $3,308. El 23 de diciembre de 2003 se emitieron 1,108,020 obligaciones quirografarias con valor nominal de $1.12 pesos las cuales fueran convertidas antes de 28 de febrero de 2004. En diciembre de 2004 se emitieron 10,039,594 (después de la reestructuración accionaría mencionada anteriormente) obligaciones quirografarias con valor nominal de $0.224 pesos, las cuales se convirtieron en acciones generando un aumento en el capital de $2,249. El saldo de las acciones pendientes de suscribir al 31 de diciembre 2004 es de 22,682,781.

El plan de Incentivos a empleados y ejecutivos esta condicionado a lo siguiente:

Permanecer como funcionario de la Compañía durante los tiempos y términos señalados y en caso contrario aceptan y reconocen que el valor de sus acciones será $0.224 pesos.

Los derechos de adquisición relacionadas con las acciones liberadas de conformidad al calendario antes citado no tendrán efectos proporcionales por fracciones de ejercicio, ya que los mencionados derechos únicamente se generaran, en su caso, llegada las referidas fechas.

e. Los saldos de las cuentas fiscales del capital contable al 31 de diciembre de 2004.

	2004	**2003**
Cuenta de capital de aportación consolidada	$2,933,811	$2,933,811
Cuenta de utilidad fiscal neta consolidada	320	320
	$2,934,131	$2,934,131

16. Saldos en moneda extranjera

a. La posición monetaria en moneda extranjera al 31 de diciembre de 2004 es:

Moneda	**Saldos en moneda extranjera (miles)**	**Equivalente en moneda Nacional**
Dólares estadounidenses:		
Activos monetarios	106	$1,181
Pasivos monetarios	(7,705)	(85,909)
Posición pasiva	(7,599)	$(84,728)

b. Los tipos de cambio aplicados a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Febrero 18, 2005	**Diciembre 31, 2004**	**Diciembre 31, 2003**
Dólar Banco de México	$11.1380	$11.1495	$11.2372

17. Interés minoritario

El interés minoritario al 31 de diciembre de 2004 y 2003 se integra como sigue:

	2004	2003
Capital social	$84,226	$95,872
Pérdidas acumuladas	(91,644)	(108,431)
Utilidad neta del ejercicio	8,919	19,518
Insuficiencia en la actualización del capital contable	(586)	(2,373)
	915	4,586
Contribuciones de fideicomitentes (Ver Nota 2)	(326)	15,719
	$589	$20,305

18. Ingresos por ventas inmobiliarias

Los ingresos por tipo de hipoteca se integran como sigue:

	2004	2003
Línea II INFONAVIT	$5,390,607	$4,185,009
SHF, FOVISSSTE y Vivienda Media	2,310,260	2,457,863
Movimiento neto por cancelación de provisión	(13,791)	2,960
	$7,687,076	$6,645,832

19. Costos por ventas inmobiliarias

Los costos por tipo de hipoteca se integran como sigue:

	2004	2003
Línea II INFONAVIT	$3,936,711	$3,054,282
SHF, FOVISSSTE y Vivienda Media	1,687,162	1,808,381
Reducción por cancelación de provisión	(4,522)	(2,690)
Costo por garantías y servicios	8,742	8,991
	$5,628,093	$4,874,344

20. Gastos financieros

	2004	2003
Intereses y comisiones pagadas en el ejercicio	$198,878	$198,828
Amortización de costos de emisión de pagarés de mediano plazo y bursatilización derechos de crédito futuros	17,163	8,720
	$216,041	$207,548

21. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades

La Compañía está sujeta al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la

depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos pasivos y activos monetarios a través del ajuste anual por inflación, el cual es similar al resultado por posición monetaria. La tasa del ISR fue del 34% en 2003 y del 33% en 2004.

Por otra parte el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año. Cuando en algún ejercicio resulte IMPAC en exceso de ISR; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

El 1 de diciembre de 2004 se publicaron modificaciones a las Leyes del ISR e IMPAC aplicables a partir de 2005, siendo las principales: a) Se reduce la tasa del ISR a 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante; b) Para efectos de ISR se deducirá el costo de ventas en lugar de las adquisiciones de los inventarios; c) En 2005 se podrá optar por acumular en un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios el saldo de éstos se deberá disminuir con el saldo no deducido de los inventarios de la Regla 106 y las pérdidas fiscales por amortizar, y se podrá deducir el costo de ventas de los inventarios conforme se enajenen; d) A partir de 2006 será deducible en su totalidad la participación a los trabajadores en las utilidades que se pague y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

GEO causa el ISR e IMPAC en forma consolidada con sus subsidiarias, en la proporción en que es propietaria de las acciones con derecho a voto de las subsidiarias al cierre del ejercicio. A partir del 1o. de enero de 2000, la proporción se calcula de acuerdo a la participación accionaría promedio diaria que la sociedad controladora mantenga durante el ejercicio en sus subsidiarias. Los resultados fiscales de las subsidiarias se consolidan al 60% de la proporción antes mencionada y los resultados fiscales de la controladora también se consolidan al 60%. Los pagos provisionales de impuesto sobre la renta e impuesto al activo tanto de GEO como de sus subsidiarias, se realizan como si no hubieran optado por la consolidación fiscal.

Conforme a la reforma fiscal mencionada anteriormente, a partir del 1 de enero de 2005, la consolidación fiscal, considerara la consolidación de los resultados fiscales de la controladora y sus subsidiarias al 100%, las disposiciones específicas para su cálculo están en proceso de emisión por parte de las autoridades fiscales.

a. El impuesto sobre la renta se integra como sigue:

	2004	2003
Impuesto sobre la renta:		
Diferido	$345,692	$316,882
Efecto en el ISR diferido por reducción de tasas	(49,301)	(21,961)
	$296,391	$294,921

Para la determinación del ISR diferido al 31 de diciembre de 2004, la Compañía aplicó las diversas tasas que estarán vigentes a partir de 2005, a las diferencias temporales, de acuerdo a su fecha estimada de reversión. El resultado derivado de la aplicación de las diversas tasas se presenta en el cuadro anterior en el rubro Efecto en el ISR diferido por reducción de tasas que representa el 4.5% de la utilidad neta antes de impuesto sobre la renta, participación a los trabajadores en las utilidades y participación de los resultados de compañías asociadas.

b. Los principales conceptos que originan el saldo del pasivo por impuesto sobre la renta diferido, al 31 de diciembre de 2004 y 2003, son:

	2004	2003

Pasivos por impuesto sobre la renta diferido:		
Cuentas por cobrar	$1,162,124	$1,209,824
Inmuebles, maquinaria y equipo	121,670	159,634
Inventarios inmobiliarios	1,055,598	753,698
Otros	16,491	26,065
	2,355,883	2,149,221
Activos por impuesto sobre la renta diferido:		
Anticipos de clientes	112,344	99,958
Provisiones	24,825	37,138
Efecto de pérdidas fiscales por amortizar	970,983	952,366
	1,108,152	1,089,462
Subtotal	1,247,731	1,059,759
Impuesto al activo pagado por recuperar	327,052	273,584
Pasivo neto	$920,679	$786,175

c. Al 31 de diciembre de 2004 y 2003 no se obtuvo base gravable para efectos de la PTU. A esas mismas fechas, la Compañía tiene diferencias temporales gravables relativas a PTU diferida, principalmente de inventarios, por las que no se ha registrado el pasivo por PTU diferido debido a que la Compañía considera que no se materializarán debido a la continuidad de sus operaciones, y de que puede optar por deducir el costo de adquisición de los terrenos. Por otra parte, existen diferencias permanentes no cuantificadas, principalmente por la actualización de los activos fijos que se estima tendrán efecto en la PTU que se cause en el futuro.

d. Los beneficios de las pérdidas fiscales pendientes de amortizar y IMPAC por recuperar por los que se ha reconocido el activo por impuesto sobre la renta diferido y un pago anticipado, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Sus montos actualizados y los años de vencimiento al 31 de diciembre de 2004, son:

Pérdida fiscal	**Impuesto al activo**	**Año de vencimiento**
$119	$3,205	2005
1,054,741	853	2006
474,141	1,894	2007
220,606	3,775	2008
110,979	36,739	2009
243,645	18,969	2010
130,549	20,891	2011
104,442	64,748	2012
583,279	86,363	2013
448,971	89,615	2014
$3,371,472	$327,052	

e. El movimiento durante 2004 de la insuficiencia en la actualización del capital contable según estado de variaciones al capital contable, se presenta neto del efecto del impuesto sobre la renta diferido que le es relativo, con importe de $961.

22. Utilidad por acción

Las cifras utilizadas en la determinación de la utilidad por acción, fueron:

	Utilidad	Número de acciones	Pesos por acción
Utilidad neta atribuible al capital común al 31 de diciembre de 2004	$802,828	521,841,248	$1.54
Utilidad neta atribuible al capital común al 31 de diciembre de 2003.	$543,073	515,686,615	$1.05

23.Contingencias

a. En 2003, las autoridades fiscales determinaron diferencias en el cálculo del impuesto sobre la renta y participación del personal en las utilidades en la subsidiaria Geo Laguna S.A. de C. V. del ejercicio 1995, que ascienden a $35,376 (sin incluir multas y recargos) y diferencia en criterio por el impuesto al activo por $16,000 en Corporación Geo S.A. de C. V. En opinión de la administración de la Compañía y de sus asesores legales, se cuenta con elementos para demostrar que los cálculos efectuados fueron correctos, por lo que se considera infundada la posición de las autoridades.

b. La Compañía tiene demandas de carácter laboral por $10,415, sobre los cuales los abogados de la compañía esperan resolver favorablemente.

c. La Compañía al igual que sus activos no están sujetos, con excepción a lo señalado en párrafos anteriores, a acción alguna de tipo legal que no sean los de rutina y propios de su actividad.

24. Compromisos

El 19 de agosto de 2003 se firmó un convenio entre Prudential Investment Management, Inc. ("Prudential") y Geo, denominado "Residential Investment Program".

En términos generales, el objetivo del convenio es el de establecer un programa de inversión para el desarrollo de proyectos inmobiliarios que incluye, entre otros proyectos, la adquisición de terrenos, la construcción de casas habitación que pueden ser de interés social y de interés medio y residencial, y centros comerciales. La estructura definida para el programa comprende la constitución de un Fideicomiso bajo las leyes de Nueva York ("NY Trust") en donde participan principalmente Prudential e inversionistas institucionales, y Geo con una participación minoritaria. La fase 1 del programa contempla aportaciones por un total de 175 millones de dólares.

La participación de Geo en los órganos de gobierno del Fideicomiso Maestro le podría permitir tener influencia significativa en los proyectos, pero no el control de los mismos.

De acuerdo con el programa, se requiere que en cada contrato de fideicomiso específico GEO o sus subsidiarias efectúen un depósito ("Depósito de Seriedad") al Fideicomiso Maestro, como mínimo del 10% del costo de adquisición del terreno que vaya a ser aportado al fideicomiso específico. El depósito garantiza al fideicomiso, la recuperación de su inversión a más tardar el último día de programa de terminación esperado, para construir las casas o urbanizar los terrenos.

Por todo lo anterior, Geo no tiene responsabilidad sobre los financiamientos que en su caso obtenga el Fideicomiso Maestro para financiar estas operaciones, por lo que los riesgos y beneficios para Geo en cuanto a los fideicomisos, se limita al monto de su aportación, las construcciones que realice y los resultados que le correspondan, y los depósitos de seriedad que tenga que efectuar.

Al 31 de diciembre de 2004 se han iniciado veinticinco proyectos bajo este programa cuya inversión asciende a $1,584,218 y la inversión de Geo a $802,126 quedando un saldo de $299,139 que se

presenta en el rubro de inventarios inmobiliarios. Los depósitos de seriedad efectuados, ascienden a $190,512 y $36,662 al 31 de diciembre de 2004 y 2003, respectivamente.

Al 31 de diciembre de 2004, arranco la fase II del "Residencial Investments Program", con dos proyectos cuyos depósitos de seriedad ascienden a $51,339.

La Compañía arrienda una aeronave; los gastos por renta ascendieron a $7,819 pesos en 2004; el contrato de arrendamiento es por un plazo forzoso de 10 años y establece los siguientes pagos mínimos en dólares estadounidenses:

Años	**Importe**
2005	$673,434
2006	673,434
2007	673,434
2008 hasta 2013	3,367,170

25. Hecho posterior

El 27 de enero del 2005 la Compañía liquidó un pagaré a mediano plazo por un importe de $300,000.

En febrero del 2005 la Compañía vendió el 15% de su participación en Hipotecaria Su Casita quedando su participación en 7.60%

26 Nuevos pronunciamientos contables

En mayo de 2004, el Instituto Mexicano de Contadores Públicos ("IMCP") emitió el Boletín B-7 "Adquisiciones de negocios" ("B-7"), de aplicación obligatoria para estados financieros de periodos que inicien el 1 de enero de 2005, aunque se recomienda su aplicación anticipada. El B-7 proporciona reglas actualizadas para el tratamiento contable de adquisiciones de negocios e inversiones en entidades asociadas y establece, entre otros aspectos: la adopción del método de compra como regla única de valuación de estas operaciones; se elimina la amortización del crédito mercantil, el cual debe sujetarse a reglas de deterioro; se dan reglas para el tratamiento contable de transferencias de activos o intercambio de acciones entre entidades bajo control común, así como de adquisición de interés minoritario con base en disposiciones establecidas en el Boletín B-8 "Estados financieros consolidados y combinados y valuación de inversiones permanentes en acciones". La administración de la Compañía estima que la adopción de este nuevo principio contable al 1 de enero de 2005, no tendrá efectos importantes en su situación financiera y resultados.

En abril de 2004, el IMCP emitió el Boletín C-10 "Instrumentos financieros derivados y operaciones de cobertura" ("C-10") de aplicación obligatoria para estados financieros que inicien el 1 de enero de 2005, aunque recomienda su aplicación anticipada. En términos generales el C-10 establece que en las coberturas de valor razonable, la fluctuación en el valor razonable, tanto del derivado como de la posición abierta de riesgo, debe ser reconocida en los resultados del periodo en que ocurre, mientras que en las coberturas de flujo de efectivo, la porción efectiva de las fluctuaciones de valor razonable deben reconocerse en la cuenta de utilidad integral dentro del capital contable, y la porción inefectiva se debe reconocer en los resultados del periodo.

En cuanto a los instrumentos financieros derivados, se establecen las características que deben reunir para ser considerados como tales y se mejoran y adicionan definiciones de términos. Se incorporan disposiciones respecto a los elementos que participan en operaciones de cobertura, incluyendo la documentación formal previa al inicio de la cobertura y la medición de la efectividad

de la cobertura, entre otros, clasifica a las coberturas en tres tipos: a) de valor razonable, b) de flujo de efectivo y c) de moneda extranjera, y proporciona reglas específicas, por tipo de cobertura, para su valuación, reconocimiento, presentación y revelación.

En abril de 2004, el IMCP emitió el Documento de Adecuaciones al Boletín C-2 ("C-2"), de aplicación obligatoria para estados financieros que inicien el 1 de enero de 2005; aunque recomienda su aplicación anticipada. El C-2 establece principalmente que las fluctuaciones en el valor razonable de los instrumentos financieros clasificados como disponibles para su venta, debe ser reconocida en la utilidad integral y reclasificarse a los resultados del período al momento de la venta de dichos instrumentos; incorpora la posibilidad de efectuar trasferencias entre algunas de las categorías en que se clasifican los instrumentos financieros, siempre y cuando se cumpla con condiciones y reglas para su reconocimiento contable; amplía la aplicación de deterioro a instrumentos disponibles para la venta y da reglas de mayor precisión a su reconocimiento.

En enero de 2004, el IMCP emitió el nuevo Boletín D-3 "Obligaciones laborales" ("D-3"), en el que se elimina el tema de pagos imprevistos por los que se afectan los resultados del ejercicio en que se toma la decisión de pagarlos, para incluir en su lugar las "Remuneraciones al término de la relación laboral" que se definen como las remuneraciones que se otorgan a los trabajadores cuando concluyen su relación laboral antes de alcanzar la edad de retiro, por lo que deben seguirse las reglas de valuación y revelación requeridas por pensiones y prima de antigüedad.

* * * * * *

Código de Mejores Prácticas Corporativas Corporación Geo - 2004


Casas GEO

De acuerdo con la definición de la propia Comisión Nacional Bancaria y de Valores, CNBV, el Código de Mejores Prácticas Corporativas busca que las empresas Mexicanas sean transparentes en su Administración y otorguen mayor y mejor información a los inversionistas. De esta manera, el Código establece mecanismos que brindan confianza a los inversionistas potenciales para que las empresas Mexicanas atraigan inversión.

Lo anterior implica que estas empresas están dispuestas a ser transparentes en su Consejo y en fortalecer los derechos de los inversionistas. Este mecanismo permite que sea el propio mercado y no la autoridad quien evalúe a las empresas emisoras. El Código de Mejores Practicas Corporativas se centra en recomendar aspectos referentes a la operación e integración de los Consejos de Administración y a la revelación de información a los accionistas y el mercado en general.

Código de Mejores Prácticas Corporativas de Corporación Geo 2004

A partir de 1999, Corporación Geo comenzó con la implantación del Código de Mejores Prácticas sugerido por la Comisión Nacional Bancaria y de Valores, CNBV, y la Bolsa Mexicana de Valores, BMV

La implementación de este Código de Mejores Prácticas ha resultado en un proceso gradual, en el cual año con año la Administración de la empresa, por medio de su Consejo de Administración, ha logrado apegarse de una manera más adecuada y fiel a los diferentes aspectos del Código.

A continuación se presenta el formulario sobre apego al Código de Mejores Prácticas presentado por la empresa en el año 2004 y actualizado hasta Junio del 2005.

FUNCIONES Y ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN

Pregunta tema sobre funciones y estructura del consejo de administración

Respuesta:

FACULTADES DEL CONSEJO DE ADMINISTRACION Las facultades del Consejo de Administración se encuentran reflejadas en los estatutos sociales de la sociedad. El Consejo de Administración tiene la representación legal de la Sociedad y goza de las más amplias facultades y poderes para realizar todas las operaciones inherentes al objeto social, salvo las encomendadas expresamente a la Asamblea General de Accionistas. El Consejo de Administración está investido en forma enunciativa más no limitativamente de las siguientes facultades o poderes:

A)General para pleitos y cobranzas que se otorga con todas las facultades generales y las especiales que requieran cláusula especial de acuerdo con la Ley, sin limitación alguna, en los términos de lo establecido en el párrafo primero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil Federal y de sus correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana; estará por

consiguiente facultado en forma enunciativa más no limitativa para presentar querellas, denuncias penales y otorgar perdones, para constituirse en parte ofendida o coadyuvante en los procedimientos penales; desistirse de las acciones que intentare y de juicios de amparo; para transigir, para someterse a arbitraje, para articular y absolver posiciones, para hacer cesión de bienes, para recusar jueces, recibir pagos y ejecutar todos los otros actos expresamente determinados por la Ley, entre los que se incluyen representar a la Sociedad ante autoridades judiciales y administrativas, civiles o penales, ante autoridades y tribunales del trabajo, y ante la Secretaría de Relaciones Exteriores para celebrar convenios con el Gobierno Federal, en los términos de las fracciones primera y cuarta del Artículo 27 (veintisiete) Constitucional. El Consejo de Administración no podrá delegar en Ningún Consejero ni en el Presidente del Consejo de Administración de la Sociedad, ni en el Presidente Ejecutivo o Director General facultades para desahogar la prueba confesional, por lo que las personas que desempeñen dichos cargos están impedidos para absolver posiciones en todo juicio o procedimiento en que la Sociedad sea parte; las citadas facultades corresponderán exclusivamente a los apoderados de la Sociedad a quienes en forma expresa se les hayan otorgado; en el entendido que, el Consejo de Administración como órgano colegiado cuenta con dichas facultades por lo que podrá delegarlas en cualesquiera otras personas siempre que no ocupen los cargos mencionados.

B)General para actos de administración y de dominio de acuerdo con lo establecido en los párrafos segundo y tercero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil Federal y de sus correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana. En consecuencia, el Consejo de Administración queda investido de las más amplias facultades para administrar todos los negocios relacionados con el objeto de la Sociedad;

C)Para actos de administración con facultades específicas en materia laboral, en los términos del Artículo 2554 (dos mil quinientos cincuenta y cuatro), párrafo segundo y cuarto del Código Civil Federal y de sus correlativos en los Códigos Civiles vigentes en las Entidades Federativas de la República Mexicana, así como de acuerdo con lo dispuesto por los Artículos 11 (once), 692 (seiscientos noventa y dos) fracciones II y III, 786 (setecientos ochenta y seis), 876 (ochocientos setenta y seis) y demás relativos de la Ley Federal del Trabajo, para que comparezcan en su carácter de administradores y por lo tanto como representantes legales de la Sociedad, ante todas las autoridades del trabajo, relacionadas en el Artículo 523 (quinientos veintitrés) de la Ley Federal del Trabajo, así como ante el Instituto del Fondo Nacional para la Vivienda de los Trabajadores, Instituto Mexicano del Seguro Social y Fondo Nacional para el Consumo de los Trabajadores, en todos los asuntos relacionados con estas instituciones y demás organismos públicos, pudiendo deducir todas las acciones y derechos que correspondan a la Sociedad, con todas las facultades generales y las especiales que requieran cláusula especial conforme a la Ley, autorizándolos para que puedan comprometer en conciliación a la empresa, así como para que en representación de la misma dirijan las relaciones laborales de la Sociedad;

D)Para suscribir, otorgar, endosar y avalar toda clase de títulos de crédito, en los términos del Artículo 9° (noveno) de la Ley General de Títulos y Operaciones de Crédito;

E)Para abrir y cancelar cuentas bancarias a nombre de la Sociedad, así como para hacer depósitos y girar contra ellas y designar personas que giren en contra de las mismas;

F)Para nombrar y remover al Presidente Ejecutivo o Director General y Vicepresidentes y delegar la facultad de nombrar y remover a los demás funcionarios, apoderados, agentes, empleados, delegados y auditores internos o externos de la Sociedad, cuando lo estime conveniente, otorgarles facultades y poderes, así como determinar sus garantías, condiciones de trabajo y remuneraciones;

G)Facultad para otorgar y delegar poderes generales y especiales, revocar unos y otros y sustituirlos en todo o en parte, conforme a los poderes de que está investido, incluyendo expresamente la facultad para que las personas a quienes otorgue dichos poderes puedan, a su vez, otorgarlos, delegarlos, sustituirlos o revocarlos, en todo o en parte a favor de terceros;

H)Sin perjuicio de lo establecido en el Artículo Trigésimo Noveno de los Estatutos Sociales, podrá establecer los demás comités o comisiones especiales que considere necesarios para el desarrollo de las operaciones de la

Sociedad, fijando, en su caso, las facultades y obligaciones de tales comités o comisiones, incluyendo la integración de un Comité de Nominaciones de Consejeros Independientes y determinar el número de miembros que lo integren y las reglas que fijan su funcionamiento. Dichos comités o comisiones no tendrán facultades que conforme a la Ley o a estos Estatutos correspondan en forma exclusiva a la Asamblea General de Accionistas o al Consejo de Administración;

I)La facultad indelegable para determinar el sentido en que deberán ser emitidos los votos correspondientes a las acciones propiedad de la Sociedad, en las Asambleas Ordinarias, Extraordinarias y Especiales de Accionistas en que sea titular de la mayoría de las acciones de la sociedad;

J)La facultad indelegable para resolver acerca de los programas de adquisición de acciones de la Sociedad de conformidad con lo dispuesto en el Artículo Décimo Segundo de los Estatutos Sociales de la Sociedad, la Ley del Mercado de Valores y las disposiciones de carácter general que sobre el particular dicte la Comisión Nacional Bancaria y de Valores, así como para designar apoderados encargados de la administración de dicho programa;

K)La facultad indelegable de conocer y acordar lo correspondiente en relación a:

(i)Analizar y evaluar el desempeño de las actividades del Presidente Ejecutivo o Director General de la Sociedad y conjuntamente con éste, el del Director General o Gerente General de las subsidiarias;(ii)Aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (iii)Aprobar, previa opinión favorable del Comité de Auditoria, cualquier negocio o contrato con sus accionistas, con familiares de sus accionistas, con sus subsidiarias y/o afiliadas y los accionistas de éstas.(iv)Aprobar, con la opinión favorable del Comité de Auditoria, las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 bis 3, fracción cuarta, inciso d), de la Ley del Mercado de Valores. (v)Resolver sobre la compra o venta del 10% o más del activo de la Sociedad;(vi) Otorgar garantías por un monto superior al 30% de los activos de la Sociedad;(vii)Resolver sobre todas aquellas operaciones distintas a las mencionadas en los numerales (ii), (v) y (vi) anteriores y que representen más del 1% (uno) del activo de la Sociedad o de sus subsidiarias.(viii)Presentar a la asamblea de accionistas el reporte del Comité de Auditoria.

L)Para establecer sucursales en la República Mexicana o en el Extranjero;

M)Para aprobar planes de opción de compra de acciones, para directivos y trabajadores de la Sociedad y sus subsidiarias, así como sobre la manera en que deberán implementarse dichos planes y sus modificaciones;

N)Para expedir lineamientos internos, códigos de conducta y demás ordenamientos que, entre otros aspectos, establezcan el régimen autorregulatorio aplicable a los Consejeros, directivos, apoderados y empleados de la Sociedad y de sus subsidiarias;

Ñ)Para llevar a cabo todos los actos autorizados por estos Estatutos Sociales o que sean consecuencia de éstos.

ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN. El Consejo de Administración de Geo con información de la **Asamblea General Ordinaria del 22 de Abril del 2005** está integrado por 14 consejeros propietarios los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la administración y la estrategia de negocio de la Sociedad. La Administración de la Sociedad estará a cargo de un Consejo de Administración integrado por un mínimo de 11 (once) y un máximo de 15 (quince) miembros propietarios que determine la Asamblea General Ordinaria de Accionistas. Los consejeros permanecerán en el cargo un año, a menos que sean relevados por la Asamblea General Ordinaria de Accionistas, pero en todo caso continuarán en el desempeño de sus funciones hasta en tanto los nuevos Consejeros hubieren sido nombrados y tomen posesión de sus cargos. Asimismo, los Consejeros podrán ser reelectos anualmente.

De conformidad con las leyes mexicanas, Geo debe tener por lo menos un comisario propietario, quien es elegido por los accionistas en la Asamblea General Ordinaria de Accionistas. La función principal del comisario es informar a los accionistas de Geo en la Asamblea General Anual Ordinaria de Accionistas la precisión de los estados financieros presentados por el Consejo de Administración. De conformidad con las leyes mexicanas, el comisario también está facultado para: (i) convocar a Asambleas Ordinarias o Extraordinarias de Accionistas; (ii) hacer que se inserten en el orden del día de las Asambleas de Accionistas o en las sesiones del Consejo de Administración los puntos que considere pertinentes; (iii) asistir a las Asambleas de Accionistas o a las sesiones del Consejo de Administración con voz pero sin voto, a las cuales deberán ser citados; y (iv) en general, vigilar ilimitadamente y en cualquier tiempo las operaciones de la Compañía. El comisario también puede solicitar informes mensuales al Consejo de Administración en relación con aspectos importantes relativos a los asuntos de la Compañía, incluida la situación financiera.

De acuerdo a lo establecido en la Ley del Mercado de Valores, y cumpliendo con estándares internacionales el Consejo de Administración de Corporación GEO está conformado actualmente por cinco Consejeros Independientes y nueve Consejeros Relacionados.

En cuanto a los órganos que auxilian al Consejo de Administración de la empresa a cumplir con sus funciones, la compañía cuenta con el Comité de Auditoria, el Comité de Valuación y Compensación y el Comité de Finanzas y Planeación. Asimismo, se cuenta con órganos adicionales como el Comité Ejecutivo y está formado por 7 consejeros relacionados dentro de los cuales se encuentra el Presidente del Consejo de Administración. Este Comité Ejecutivo es el encargado de revisar mensualmente todos los temas de relevancia de la sociedad y sus operaciones, así como de definir las estrategias operativas de negocio y verificar su implantación en las subsidiarias que conforman Corporación Geo, S.A. de C.V.

La Compañía cuenta con una serie de políticas y procedimientos de control interno que le otorgan la seguridad razonable de que las transacciones se efectúan y registran de conformidad con lo establecido por la administración, así como con los lineamientos generales, criterios y principios de contabilidad aplicables. De conformidad con lo establecido en el Código de Mejores Prácticas Corporativas, se han establecido los siguientes Comités, los cuales, entre otras funciones, se encargan de vigilar el estricto cumplimiento de dichas políticas y procedimientos:

Comité de Auditoria.-Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de auditoria y seguimiento, la Compañía cuenta con el órgano llamado Comité de Auditoria integrado por Julio Alfonso Millán Bojalil como Presidente, José Carral Escalante, Javier Macaya López Mancisidor, Víctor Segura Gómez y Salvador Villaseñor Arai, como vocales; además cuenta con el apoyo del área de Auditoria Interna de la empresa.

Comité de Valuación y Compensación.- Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité de Valuación y Compensación integrado por Alfredo Achar Tussie como Presidente, José Carral Escalante, Luis Orvañanos Lascurain y Francisco Arellano Benítez, como vocales.

Comité de Finanzas y Planeación.- Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones, se encuentra el órgano llamado Comité de Finanzas y Planeación presidido por Gilberto Pérez Alonso, Javier Macaya López Mancisidor, Roberto Ordorica Barrera, José Manuel Agudo Roldán, Miguel Gómez Mont Urueta y Víctor Segura Gómez, como vocales del Comité. El Comité de Finanzas y Planeación es apoyado por el área de Finanzas Y Administración de la empresa.

También se cuenta con dos órganos adicionales denominados Comité A y Comité B. Cada uno de estos comités es liderado por un consejero relacionado y por un grupo de cinco a seis directivos de la alta administración de la empresa y especialistas en su ramo de actividad. La finalidad de estos organismos es la de supervisar y controlar de manera mensual, las operaciones de las subsidiarias y la efectividad en la implantación de las políticas y estrategias dictadas por el Consejo de Administración y por el Comité Ejecutivo, bajo una estructura

de división y agrupación geográfica.

Sobre la Integración del Consejo de Administración	SI	NO
1)¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)	X	
Comentarios:		
2) *¿Existen únicamente Consejeros Propietarios? (Principio 3)	X	
Comentarios:		
3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)		
Comentarios: No aplica		
4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)		
Comentarios: No aplica		
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7)	X	
Comentarios: Existen 5 consejeros independientes y 2 consejeros patrimoniales		
6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X	
Comentarios: Los consejeros independientes representan el 36% de los miembros del Consejo		
7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)	X	
Comentarios:		
8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)		X
Comentarios:		
9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9)	X	
Comentarios:		

Sobre la Estructura del Consejo de Administración	SI	NO
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)	X	
Comentarios: Si a través de los órganos denominados: **Comité de Auditoria, Comité de Valuación y Compensación y del Comité de Finanzas y Planeación**		
11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)	X	
Comentarios:		
12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X	
Comentarios:		

Comité de Auditoria.- Integrado por Julio Alfonso Millán Bojalil como Presidente, José Carral Escalante, Javier Macaya López Mancisidor, Víctor Segura Gómez y Salvador Villaseñor Arai, como vocales; además cuenta con el apoyo del área de Auditoria Interna de la empresa.

Comité de Valuación y Compensación.- Integrado por Alfredo Achar Tussie como Presidente, José Carral Escalante, Luis Orvañanos Lascurain y Francisco Arellano Benítez, como vocales.

Comité de Finanzas y Planeación.- Presidido por Gilberto Pérez Alonso y Javier Macaya López Mancisidor, Roberto Ordorica Barrera, José Manuel Agudo Roldán, Miguel Gómez Mont Urueta y Víctor Segura Gómez,

como vocales del Comité. El Comité de Finanzas y Planeación es apoyado por el área de Finanzas y Administración de la empresa.

13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16) X
Comentarios:

14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17) X
Comentarios:
Todos los órganos intermedios son presididos por consejeros independientes.

Sobre la Operación del Consejo de Administración	**SI**	**NO**
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X	

Comentarios:
El Consejo de Administración se reúne trimestralmente.

16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18) X

Comentarios:
La primera sesión de cada año.

17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19) X

Comentarios:

18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20) X

Comentarios:
Vía electrónica e impresa con 10 días antes de anticipación.

19) * ¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20) X

Comentarios:

20) * ¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21) X
Comentarios:
Se proporciona información por escrito del presente y pasado de las operaciones de la empresa así como sus expectativas, entrevistas personales con los principales ejecutivos. junta de recepción y periodo para intercambio de conceptos

21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22) X
Comentarios:

22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23) X
Comentarios:

23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (Principio 23) X
Comentarios:

24) * ¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24) X

Comentarios:

Si, se cumple con la asistencia y además cada reunión de consejo se dedica entre dos horas a la evaluación y análisis de la situación de la empresa y sus prospectos de negocio.

25) * ¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25) X

Comentarios:

Se mantiene la confidencialidad basada en la honorabilidad y profesionalismo de los integrantes del consejo, además de mantener el registro de asistencia y temas abordados en las actas de consejo.

26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutu amente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)

Comentarios:

No Aplica

27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27) X

Comentarios:

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

Pregunta tema sobre compensación y evaluación

Respuesta:

Comité de Valuación y Compensación.- Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité de Valuación y Compensación integrado por Alfredo Achar Tussie como Presidente, José Carral Escalante, Luis Orvañanos Lascurain y Francisco Arellano Benítez, como vocales.

Este Comité de Valuación y Compensación es el encargado de Revisar y opinar sobre: a)Las compensaciones, sueldos, beneficios y demás prestaciones, así como los tabuladores y las políticas de incremento a los conceptos anteriores, que habrán de corresponder a los funcionarios de la Sociedad que ocupen puestos de Presidente Ejecutivo y Vicepresidentes; b)Conocer, aprobar los estudios de mercado ejecutivo y compensación contra el cual se comparen, para efectos de lo señalado en el inciso a) anterior, las empresas integrantes del grupo que encabeza la Sociedad, tanto a nivel nacional como internacional; c)Revisar y opinar sobre las políticas y programas de desarrollo de compensación variable y evaluación del desempeño de los Directores Generales, Directores Generales Adjuntos y Directores Funcionales o de Área de la Sociedad y sus subsidiarias; d)Revisar y opinar sobre los planes de capacitación al personal de la Sociedad y sus subsidiarias; e)El desarrollo, seguimiento y evaluación de aquellos proyectos, programas y cualesquiera actos concretos que el Consejo de Administración le solicite o le asigne; y f)Reportar periódicamente al Consejo de Administración sobre sus actividades y el ejercicio de sus funciones.

28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguer a lineamientos aprobados por el Consejo? (Principio 29) X

Comentarios:

Para cumplir con esta función el consejo de administración se apoya en los análisis y propuestas del comité de Valuación y Compensación así como de los comités A y B.

29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30) X

Comentarios:

La estructura de compensación a consejeros se acuerda anualmente en la Asamblea General Ordinaria de Accionistas

FUNCIÓN DE AUDITORÍA

Pregunta tema sobre función de auditoría

Respuesta:

Comité de Auditoria.-Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de auditoría y seguimiento, la Compañía cuenta con el órgano llamado Comité de Auditoria integrado por Julio Alfonso Millán Bojalil como Presidente, José Carral Escalante, Javier Macaya López Mancisidor, Víctor Segura Gómez y Salvador Villaseñor Arai, como vocales; además cuenta con el apoyo del área de Auditoria Interna de la empresa.

Este Comité de Auditoría y el área de auditoría interna es el encargado de

Proponer al Consejo de Administración el nombramiento de los auditores externos de la Sociedad y sus subsidiarias, así como las remuneraciones que deban corresponderles;Evaluar el alcance y los resultados preliminares y definitivos de las auditorias internas y externas de tipo contable y fiscal practicadas a la Sociedad y a sus subsidiarias y, en su caso, solicitar a los auditores los documentos de apoyo correspondiente;Revisar los estados financieros y cualquier otra documentación, reportes o informes de carácter contable y fiscal a ser sometidos a la consideración de los accionistas o del Consejo de Administración de la Sociedad o sus subsidiarias y los demás dictámenes de los auditores externos respectivos, pudiendo formular las observaciones que estime pertinentes;Supervisar las políticas administrativas, contables y de control interno de la sociedad y sus subsidiarias, pudiendo proponer al Consejo de Administración cambios a las mismas y verificar su cumplimiento;Supervisar la existencia de políticas, procedimientos y controles al régimen autorregulatorio aplicable a los Consejeros, directivos, apoderados y empleados de la Sociedad y de sus subsidiarias;Supervisar, con apoyo en las áreas de control interno de la Sociedad, el cumplimiento por parte de ésta y de sus subsidiarias de las Leyes y regulaciones a las que se encuentren sujetas y proponer al respecto los mecanismos y medidas que considere pertinentes; Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; Con apoyo en las políticas autorregulatorias de la Sociedad, emitir opinión al Consejo de Administración sobre las transacciones a que alude el numeral (ii), del inciso K), La facultad indelegable de conocer y acordar lo correspondiente en relación a: aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso anterior; y Reportar periódicamente al Consejo de Administración sobre sus actividades y el ejercicio de sus funciones.

30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32) X

Comentarios:

31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 33) X

Comentarios:

El cambio se realizó en el 2001

32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34) X

Comentarios:

La persona que firma el dictamen de auditoría es el C.P. Ramón Arturo García Chávez y la persona que funge como Comisario es el C.P. Joaquín Gómez Alvarez.

33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35) X

Comentarios:

34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36) X

Comentarios:

35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37) X
Comentarios:

36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39) X
Comentarios:

37) ¿Existe un sistema de control interno? (Principio 41) X
Comentarios:

38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41) X
Comentarios:

39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42) X
Comentarios:

40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43) X
Comentarios:
De conformidad con Normas de Auditoría Generalmente Aceptadas, los auditores externos estudian y evalúan el Control Interno, con la finalidad de fijar el alcance de sus pruebas y su oportunidad, pero no emiten una opinión sobre el Control Interno.

41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44) X
Comentarios:

42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44) X
Comentarios:

43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45) X
Comentarios:

FUNCIÓN DE FINANZAS Y PLANEACIÓN

Pregunta tema sobre finanzas y planeación
Respuesta:

Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones , se encuentra el órgano llamado Comité de Finanzas y Planeación presidido por Gilberto Pérez Alonso, Javier Macaya López Mancisidor, Roberto Ordorica Barrera, José Manuel Agudo Roldán, Miguel Gómez Mont Urueta y Víctor Segura Gómez, como vocales del Comité.

Este Comité de Finanzas y Planeación, apoyado por el área de Finanzas, es el encargado de definir las estrategias financieras de largo y corto plazo de la empresa, de manera anual y con revisiones trimestrales de avances y/o adecuaciones. Así mismo, es el órgano encargado de la definición y validación de los presupuestos anuales de las empresas y de las políticas y estrategias de inversión y financiamiento del negocio. Es función de

este organismo, en combinación con los comités A y B, el seguimiento mensual de los renglones financieros, presupuestales y de planeación estratégica de cada una de las subsidiarias.

Asimismo, se encarga de: Revisar los presupuestos anuales de ingresos, egresos e inversiones de la Sociedad y sus subsidiarias y proponer al Consejo de Administración modificaciones o adecuaciones a los mismos; analizar y proponer sobre la contratación de créditos o financiamientos por parte de la Sociedad o sus subsidiarias por una cantidad superior a U.S. $100'000,000 (Cien millones de dólares), moneda de curso legal de los Estados Unidos de América o su equivalente en cualquier otra moneda; de acuerdo con el o los presupuestos anuales consolidados y los niveles máximos de apalancamiento autorizados por el Consejo de Administración, dictar, dentro del margen a que se refiere el inciso b) anterior, las políticas, procedimientos y controles en materia de contratación de créditos por parte de la Sociedad y sus subsidiarias, incluyendo su negociación y asignación; analizar y proponer medidas prudenciales para el manejo de los riesgos inherentes al giro y operación de la Sociedad o sus subsidiarias, incluidos los financieros, operativos, de mercado y en general todos aquellos riesgos relacionados de los cuales llegaren a tener conocimiento; Revisar, proponer al Consejo de Administración y, en general, conocer de cualesquiera proyectos o asuntos relacionados con el otorgamiento de garantías por parte de la Sociedad y sus subsidiarias y de éstas a aquélla, así como proponer las políticas a las cuales habrán de sujetarse las relaciones financieras entre las subsidiarias de la Sociedad; Revisar, evaluar y proponer al Consejo de Administración alternativas de inversión de los recursos de la Sociedad y sus subsidiarias, y en general revisar y opinar respecto de las políticas y criterios de manejo de la tesorería de dichas empresas; someter al Consejo de Administración el desarrollo, aprobación, evaluación y/o seguimiento de programas de estructuración o reestructuración financiera de la Sociedad y sus subsidiarias, así como de cualesquiera otros proyectos que hayan de someterse a la consideración del Consejo de Administración o que éste le encomiende; discutir, analizar y tratar asuntos relacionados con la adquisición, arrendamiento y demás actos inherentes al aprovechamiento de bienes por parte de las subsidiarias de la Sociedad; en general, actuar como órgano de consulta del Consejo de Administración en materia financiera, contable y fiscal.

	SI	NO
44)¿El órgano intermedio que se encarga de la función de Finanzas y planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio47)	X	

Comentarios:

	SI	NO
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)	X	

Comentarios:

Y los resultados de dicha evaluación se reportan en cada junta de Consejo.

	SI	NO
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)	X	

Comentarios:

	SI	NO
47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)	X	

Comentarios:

ASAMBLEA GENERAL DE ACCIONISTAS
DERECHOS DE ACCIONISTAS

i) Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1) ¿Se omitió de la Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'? (Principio 51)	X	

Comentarios:

	SI	NO
2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X	

Comentarios:

3) ¿Toda la información sobre cada punto del orden del día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52) X

Comentarios:

Sí, a través de medios electrónicos al momento de la publicación de la Convocatoria.

4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del orden del día, para que puedan girar instrucciones a sus mandatarios? (Principio 53) X

Comentarios:

Sí a través del Formulario de Poder para Votación en Asambleas (Proxy Voting Statement).

5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54) X

Comentarios:

6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55) X

Comentarios:

7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55) X

Comentarios:

Solamente el informe del Comité de Auditoria que requiere la Ley del Mercado de Valores

8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56) X

Comentarios:

Si existe una Dirección Corporativa de Relación con Inversionistas la cual depende directamente de la Presidencia y Vicepresidencia Ejecutiva, la cuál reporta a la Bolsa Mexicana de Valores de acuerdo a los requerimientos de la Circular Unica.

Contacto e información adicional:

Jorge Pérez
Director de Relación con Inversionistas
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
jperezr@casasgeo.com
www.casasgeo.com

Kenia Vargas / Eduardo Muñiz
Relación con Inversionistas
Corporación Geo
Tel. +(52) 55 5480 5075 / 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com

PREGUNTA OPCIONAL

Prácticas de Gobierno Corporativo Adicionales

Respuesta:

Prácticas de Gobierno Corporativo Adicionales a las Recomendadas:

Actualmente presiden los comités, consejeros independientes. Cada Comité estará integrado de, por lo menos, 4 (cuatro) miembros que determine el Consejo de Administración, quienes deberán ser Consejeros, en el entendido de que cuando menos, 2 (dos) de los miembros de los Comités deberán ser Consejeros Independientes, excepción hecha del Comité de Auditoria, que estará integrado de, por lo menos 3 (tres) miembros debiendo la mayoría de ellos ser Consejeros Independientes.

Los accionistas de Corporación Geo votaron a favor de las propuestas realizadas por el Consejo de

Administración de la Empresa en la Asamblea General de Accionistas celebrada el 21 de Abril del 2004, en donde se aprobó la eliminación definitiva del Plan de Protección de la Sociedad y de sus Accionistas Minoritarios.

Estos acuerdos fueron propuestos por el Consejo de Administración de Corporación Geo debido a la gran confianza que existe en el futuro de la Compañía y con objeto de aumentar la liquidez de la acción y transmitir una señal de confianza a los inversionistas.

Estructura del Consejo de Administración: El Consejo de Administración de Geo está integrado por 14 consejeros propietarios los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la administración de los negocios de la Compañía. De los 14 consejeros propietarios, el 36% son consejeros independientes, mientras que el restante 64% son consejeros relacionados.

Existen documentos de carácter público tales como comunicados de prensa, informes trimestrales, conferencias telefónicas, informes anuales, presentaciones de la Compañía, información bursátil, financiera y eventos corporativos que se pueden consultar en la página Web de Geo: www.casasgeo.com misma que en el 2004 obtuvo múltiples reconocimientos a nivel Nacional e Internacional y que cuenta con un promedio de 600 visitas diarias.

Estructura Accionaria

Geo cumple con el principio de "Una acción, un voto" al contar con sólo una serie accionaria. La primera emisión de acciones de Corporación GEO formó parte de una Oferta Global Simultánea de hasta 12,570,000 acciones representativas del capital social pagado de la compañía. En los Estados Unidos el programa consistió en ofrecer 1,571,250 ADS's (American Depositary Shares) que representaron 6,285,000 Acciones serie "B", mismas que fueron colocadas entre un número limitado de inversionistas Institucionales reconocidos y acreditados, de conformidad con la Regla 144-A de la Ley del Mercado de Valores de Estados Unidos. 628,500 GDS's (Global Depositary Shares) que representaron 2,514,000 Acciones serie "B" fueron colocadas fuera de los Estados Unidos y México, a través de operaciones extra territoriales de conformidad con la Regulación S de la Ley del Mercado de Valores de Estados Unidos. Todos los tenedores de acciones serie "B", único tipo de capital social en circulación de la empresa, gozan de los mismos derechos de voto. Cada acción serie "B" otorga a su tenedor un voto en cualquier Asamblea de Accionistas de la Compañía. Sujeto a los Términos del Convenio de Depósito, un tenedor de ADS's o GDS's por lo general tendrá el derecho de instruir a la institución depositaria relevante, a que ejerza el voto de las acciones serie "B" representadas por los ADS's y GDS's depositados ante dicha institución, bajo las mismas circunstancias en que los tenedores de las Acciones Serie "B" tienen derecho a voto.

Geo incrementó su apertura a través de la publicación de sus Resultados Preliminares Trimestrales y estableció una política de igual trato a todos los Inversionistas y Analistas, además de desarrollar su Website de relación con Inversionistas, mismo que ha sido acreedor de varios premios.

Desde hace más de un año Geo realiza la práctica de publicar resultados preliminares cada trimestre, esto es, con el fin de dar una mejor y oportuna orientación al mercado sobre los resultados de cada trimestre. La primera semana después de terminar cada trimestre.

Finalmente, no existe ningún conflicto de intereses entre los Consejeros patrimoniales del Consejo de Administración o entre los miembros de los órganos intermedios y la compañía.